Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus

VinFast Auto Ltd.

100,800,000 Ordinary Shares

This prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 100,800,000 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”), including (i) up to 100,000,000 ordinary shares that we may, at our discretion, elect to issue to Yorkville from time to time after the date of this prospectus, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company (the “Yorkville Subscription Agreement”) and (ii) 800,000 ordinary shares (the “Commitment Shares”) to be issued to Yorkville as consideration for its irrevocable commitment to subscribe for ordinary shares at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the Yorkville Subscription Agreement. See “Committed Equity Financing” for a description of the Yorkville Subscription Agreement and “Selling Securityholder” for additional information regarding Yorkville.

Under the Yorkville Subscription Agreement, we have the right, but not the obligation, to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion (the “Commitment Amount”), at any time from the date of the Yorkville Subscription Agreement until November 1, 2026, unless earlier terminated pursuant to the Yorkville Subscription Agreement (the “Commitment Period”), subject to certain conditions. We do not have the right to require Yorkville to subscribe for any ordinary shares under the Yorkville Subscription Agreement until the date on which all of the conditions to Yorkville’s subscription obligation set forth in the Yorkville Subscription Agreement have been satisfied, including that the registration statement of which this prospectus forms a part be declared effective by the SEC and the final form of this prospectus is filed with the SEC. From and after such date, we will have the right, but not the obligation, from time to time at our discretion during the Commitment Period, to require Yorkville to subscribe for a specified amount of ordinary shares (each such issuance, an “Advance”) by delivering written notice to Yorkville (each, an “Advance Notice”).

Under applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”) and the Yorkville Subscription Agreement, in no event may we issue to Yorkville ordinary shares that would result in the number of our ordinary shares issued under the Yorkville Subscription Agreement exceeding 466,212,650 ordinary shares (the “Exchange Cap”), being 19.99% of our ordinary shares issued as of October 19, 2023, unless (a) we obtain shareholder approval to issue ordinary shares in excess of the Exchange Cap or (b) the average price of all applicable issuances of ordinary shares hereunder (including the 800,000 Commitment Shares of our ordinary shares issued for these purposes) equals or exceeds $5.69 (being the reference price under Nasdaq Rules) per share (which represents the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the Yorkville Subscription Agreement; or (ii) the average Nasdaq Official Closing Price of our ordinary shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Yorkville Subscription Agreement). In any event, we may not issue any ordinary shares under the Yorkville Subscription Agreement if such issuance would breach any applicable Nasdaq listing rules.

The Yorkville Subscription Agreement does not obligate Yorkville to subscribe for or acquire any ordinary shares under the Yorkville Subscription Agreement if those ordinary shares, when aggregated with all other ordinary shares acquired by Yorkville under the Yorkville Subscription Agreement, would result in Yorkville beneficially owning more than 4.99% of the then outstanding ordinary shares (the “Beneficial Ownership Cap”).

Each ordinary share to be issued to Yorkville from time to time under the Yorkville Subscription Agreement will be issued at 97.5% of the Market Price, as defined in the Yorkville Subscription Agreement. “Market Price” is defined as the lowest of the daily volume weighted average prices (“VWAP”) during the three consecutive trading days commencing on the advance notice date (“Pricing Period”), other than the daily VWAP on any day excluded pursuant to the terms of the Yorkville Subscription Agreement. With respect to each Advance, if VinFast notifies Yorkville of a minimum acceptable price with respect to such Advance, then if the VWAP of the ordinary shares is below the minimum acceptable price indicated by VinFast or if there is no VWAP, there will be an automatic reduction to the amount of the Advance by one third, and that day will be excluded from the Pricing Period. The total number of ordinary shares to be issued to Yorkville in respect of each Advance with any excluded days will be increased by such number of ordinary shares equal to the greater of the number of ordinary shares, if any, sold by Yorkville on such excluded days or such number of ordinary shares that Yorkville elects to subscribe for, in each case, at a subscription price per ordinary share equal to 97.5% of the minimum acceptable price, subject to the limitations set forth in the Yorkville Subscription Agreement.

We may not have access to the full $1.0 billion Commitment Amount available under the Yorkville Subscription Agreement due to the reasons noted above. See “Committed Equity Financing” for more information regarding the Yorkville Subscription Agreement.

We are not selling any of our ordinary shares under this prospectus, and we will not receive any of the proceeds from the sale of our ordinary shares by Yorkville. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares. Yorkville will bear all commissions and discounts, if any, attributable to sales of the ordinary shares registered herein. We are registering these our ordinary shares for resale by Yorkville pursuant to the registration rights granted to Yorkville under the Yorkville Subscription Agreement. See “Selling Securityholder” for more information.

As of the date of this prospectus, we are unable to estimate the actual amount of proceeds that we may receive under the Yorkville Subscription Agreement, as it will depend on a number of factors, including the frequency and prices at which we issue ordinary shares to Yorkville, market conditions and the trading price of our ordinary shares, our ability to meet the conditions set forth in the Yorkville Subscription Agreement, and determinations by us as to the appropriate sources of funding for our company and our operations.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our ordinary shares by Yorkville and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act.

Our registration of the securities covered by this prospectus does not mean that Yorkville will offer or sell any of the ordinary shares. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information. The market price of our ordinary shares could decline if Yorkville sells a significant portion of our ordinary shares or is perceived by the market as intending to sell them. See “Risk Factors — Risks Relating to this Offering — The issuance of our ordinary shares to Yorkville will cause dilution to our existing shareholders, and the sale of the ordinary shares acquired by Yorkville, or the perception that such sales may occur, could cause the price of our ordinary shares to fall” and “Risk Factors — Risks Relating to this Offering — Investors who buy ordinary shares at different times will likely pay different prices.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

Our ordinary shares and warrants are listed on the Nasdaq under the symbols, “VFS” and “VFSWW.” We had 2,332,229,366 ordinary shares outstanding as of October 19, 2023 and 3,321,002 warrants outstanding as of October 19, 2023. On October 19, 2023, the last reported sale price of our ordinary shares as reported on Nasdaq was $5.69 per ordinary share. On October 19, 2023, the last reported sale price of our warrants as reported on Nasdaq was $0.81 per warrant.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implication of Being a Foreign Private Issuer” and “Prospectus Summary—Implication of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 33 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October 31, 2023.

You should rely only on the information contained in this prospectus or any supplement. Neither we nor Yorkville have authorized anyone else to provide you with different information. The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

Except as otherwise set forth in this prospectus, neither we nor Yorkville have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “VinFast,” the “Company,” the “Group,” “we,” “us,” “our,” “our company,” and “our business” refer to VinFast Auto Ltd. and, where appropriate, its consolidated subsidiaries.

References to “Vingroup” are to Vingroup Joint Stock Company, a public company listed on the Ho Chi Minh Stock Exchange, Vietnam. References to “VIG” are to Vietnam Investment Group Joint Stock Company and references to “Asian Star” are to Asian Star Trading & Investment Pte. Ltd. References to the “Company Selling Securityholders” are to Asian Star and VIG. References to the “Company Initial Shareholders” are to Vingroup, Asian Star and VIG.

On August 14, 2023, VinFast announced the completion of the previously announced business combination (the “Business Combination”) with Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), pursuant to the business combination agreement, dated as of May 12, 2023, by and among the Company, Black Spade, and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (as amended from time to time, the “Business Combination Agreement”). In connection with, and prior to, the Business Combination: (i) on July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.”; and (ii) on August 1, 2023, VinFast effected a share consolidation such that the number of issued and outstanding ordinary shares was reduced from 2,412,852,458 ordinary shares to 2,299,999,998 ordinary shares.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger as a wholly-owned subsidiary of VinFast, (ii) on August 14, 2023, each issued and outstanding Class B ordinary share of Black Spade, par value $0.0001 per share and each issued and outstanding Class A ordinary share of Black Spade, par value $0.0001 per share (other than BSAQ Class A ordinary shares that were treasury shares, validly redeemed shares, or BSAQ dissenting shares) were converted into one VinFast ordinary share, and (iii) VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”) dated as of August 11, 2023, and on August 14, 2023, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s initial public offering were exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the backstop subscription agreement, dated as of August 10, 2023, by and among the Company, Sponsor and Lucky Life Limited (the “Backstop Subscriber”), on August 14, 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate purchase price of $16.4 million (the “Backstop Subscription”).

On June 30, 2023, the Company entered into the Gotion Subscription Agreement an ordinary shares subscription agreement with Gotion Inc. (“Gotion”) pursuant to which Gotion will subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. As of September 20, 2023, 15,000,000 ordinary shares were issued to Gotion.

Although certain of our shareholders are subject to restrictions regarding the transfer of their securities, these shares may be sold after the expiration of the applicable lock up periods or the release from such lock up periods. On September 20, 2023, we released 46,293,461 ordinary shares in aggregate, which may be offered and sold from time to time, by the Company Selling Securityholders from the lock-up restrictions under the VinFast Shareholders Support Agreement (as defined herein) (the “VinFast Parties Lock-Up Release” and those ordinary shares to which such lock-up release relates, the “Released Shares”). Our affiliate, Vingroup, waived its right to an equivalent release from its lock-up restrictions under the VinFast Shareholders Support Agreement. As of October 19, 2023, there were 43,771,153 Released Shares outstanding. The 43,771,153 Released Shares outstanding represent 1.9% of our outstanding ordinary shares and 1.9% of the ordinary shares that the Company Initial Shareholders own in aggregate as of October 19, 2023. Excluding the 43,771,153 Released Shares outstanding, the Company Initial Shareholders own an aggregate of 2,253,706,537 ordinary shares, representing 96.6% of our outstanding ordinary shares as of October 19, 2023, that have not been registered for sale and remain subject to lock-up restrictions under the VinFast Shareholders Support Agreement. In connection with the VinFast Parties Lock-Up Release, (i) 4,225,000 ordinary shares in aggregate held by the Black Spade Initial Shareholders and their permitted transferees have been released from lock-up restrictions, (ii) the Sponsor and the Backstop Subscriber waived their rights to the release of the Private Warrants Shares and the Backstop Shares from the lock-up restrictions under the Sponsor Support Agreement and the Backstop Subscription Agreement, respectively, and (iii) we reduced the lock-up period applicable to the Private Warrants Shares and the Backstop Shares under the Sponsor Support Agreement and the Backstop Subscription Agreement, respectively, from 12 months after the closing of the Business Combination to six months after the closing of the Business Combination. In addition, in connection with the VinFast Parties Lock-Up Release, Gotion waived its right to an equivalent release from its lock-up restrictions under the Gotion Subscription Agreement.

A registration statement on Form F-1 (File No. 333-274475) that registers the resale of ordinary shares by, among others, the Sponsor, certain directors, officers and advisory committee members of Black Spade and certain employees of the Sponsor’s affiliates, the Company Selling Securityholders (including the Released Shares) and Gotion was declared effective by the Securities and Exchange Commission (“SEC”) on October 2, 2023 (“First Resale Registration Statement”).

References to “VND” are to Vietnamese dong, the legal currency of Vietnam. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. Unless otherwise noted, all translations from VND to U.S. dollars in this prospectus are made at a rate of VND23,800 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of June 30, 2023 (other than with respect to any financial information as of September 30, 2023, for which translations from VND to U.S. dollars in this prospectus are made at a rate of VND24,089 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of September 30, 2023). We make no representation that any VND or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or VND, as the case may be, at any particular rate, or at all. Certain amounts shown in this prospectus or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of VinFast. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts. While we believe that the market data, industry forecasts and similar information included in this prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Information contained in this prospectus concerning our industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but such information is inherently imprecise. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this prospectus as of December 31, 2021 and 2022 and for the years then ended and as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 has been derived from the consolidated financial statements of VinFast Auto Ltd., which are included elsewhere in this prospectus. The consolidated financial statements of VinFast Auto Ltd. are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

In January 2022, we announced our strategic decision to cease internal combustion engine (“ICE”) vehicle production to transform into a pure-play manufacturer of electric vehicles (“EVs”). In early November 2022, we fully phased out production of ICE vehicles and completed the ICE Assets Disposal (as defined herein) to our shareholder, VIG. Notwithstanding our cessation of ICE vehicle production in early November 2022, our results of operations presented in this prospectus primarily reflect the historical results of our ICE vehicle manufacturing business and our gradual cessation of our ICE vehicle manufacturing during 2022. Accordingly, our results of operations and comparative financial information presented in this prospectus may not be indicative of our results of operations expected for any future period.

The unaudited pro forma consolidated financial information in this prospectus gives pro forma effect to the phase-out of our ICE vehicle production, the consummation of the Business Combination and the other transactions contemplated by the business combination agreement, dated as of May 12, 2023, by and among the Company, Black Spade, and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”) and the Gotion Investment, as further described in “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma consolidated financial information in this prospectus is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate History and Structure,” the consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what our results of operations or financial position would have been had such events taken place on the dates indicated, or of our results of operations expected for any future period. Certain amounts shown in this prospectus or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of our company. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Information in this prospectus regarding driving range is presented in both Worldwide Harmonised Light Vehicles Test Procedure (“WLTP”) and Environmental Protection Agency (“EPA”) terms, which are U.S. and international emissions standards. All WLTP driving range data with respect to our current and future vehicles presented in this prospectus are based on internal estimates or targets. Actual ranges or certified ranges may differ materially from our estimated or targeted range and from estimated and certified ranges prepared using other methodologies. For example, estimated and certified WLTP ranges may differ materially from estimated and certified EPA ranges. WLTP ranges are often, but not always, longer than EPA ranges. In addition, in all cases, actual driving ranges may vary from internal estimates and certified ranges for various reasons, including driving patterns and conditions, how an EV is maintained and other external factors.

In order to identify customers with immediate demand for our EVs and to enable us to optimize our production plans, we initiated programs in April, May and June 2023 to convert existing EV reservations into firm orders and existing firm orders into purchases. Customers in Vietnam with reservations were required to register for a vehicle delivery time during the year but no later than December 31, 2023 and pay an additional deposit. Customers in Vietnam with firm orders were required to pay the full purchase price for their EVs or increase their deposits to 20% of the contract values. In both cases, customers can cancel their firm orders/reservations and return any promotional

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vouchers in their possession in exchange for a refund equal to 120% of the deposit they had placed. Our EV reservations data in this prospectus reflects the results of the April, May and June conversion programs, as well as the conversion of reservations into deliveries in the ordinary course of business. Information regarding the number of our EV reservations in this prospectus is not comparable to our EV reservation data in the public domain and may not be comparable to our EV reservation data that we may publish in the future.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors.”

Who We Are

We are VinFast, and our goal is to be a leader in the future of Smart Mobility through our intelligent, thoughtful and inclusive EV platform. We aim to foster a cleaner and more sustainable approach to 21st century mobility that is evolutionary and revolutionary.

We are bold, decisive and eager to advance our product and platform.

We aim to constantly push boundaries in our approach to technology, service innovation, customer engagement and manufacturing excellence, all for the sake of delivering an exceptional customer experience.

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, premium product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric sports utility vehicles (“SUVs”), readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

At VinFast, our motto is “boundless together.” It is representative of the adventurous and inspired feeling we want our drivers to experience every time they take the wheel, a precept of our approach to manufacturing, an affirmation of our limitless desire to reach new heights with the products we create, our effort to build a sustainable future and our enthusiastic re-shaping of the electric vehicle driver experience. In that spirit, we are breaking boundaries by focusing on the future, setting out on new journeys as one team (maker, driver, partners) and sharing the VinFast vision along the way. We are constantly innovating from a technology and driver experience perspective and are ready to push forward towards a sustainable future. With that said, we recognize that we cannot do this alone, and we urge those who share this desire to unite with us on our journey to a brighter and greener future.

Come join the charge with us.

Our Business

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, electric scooters (“e-scooters”) and electric buses (“e-buses”). Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We have delivered approximately 105,000 vehicles (primarily ICE vehicles) and approximately 182,000 e-scooters through the end of June 2023. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We plan to begin selling our electric SUVs in key global markets in 2023. Our initial target markets are the U.S. and Canada in North America and France, Germany and the Netherlands in Europe. We will also continue to target our existing market in Vietnam. We see these geographies as material to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. Specifically, we believe the A- through E- electric SUV segments will lead the EV revolution and drive profitable growth in the near and long term across the automotive market. While we are currently focused on these segments, we continue to evaluate the full spectrum of vehicle types for future product development. We believe our vehicles are differentiated, especially across the emerging EV space, through our premium-quality product offering, including advanced technology and new-mobility features for our drivers, a fashionable and luxurious design, and our comprehensive Smart Services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of Smart Mobility and strive to provide the VinFast platform as an access point to that future.

Our VF 8 (D-segment) and VF 9 (E-segment) models are our first electric SUVs to be offered in North America and Europe. Since we introduced these models at the Los Angeles Auto Show in November 2021, they have been showcased at the International Electric Vehicle Symposium, Consumer Electronics Show, New York Auto Show, Paris Motor Show, Montreal Auto Show and Canadian International Auto Show. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. The Eco trim offers a longer driving range than the Plus trim with standard features. The Plus trim offers higher horsepower and luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. The Lease Forward Program ended in September 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that provide a longer driving range than the VF 8 “City Edition,” and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We plan to deliver the VF 9 in North America in 2023 and in Europe in 2024. As of August 31, 2023, we had approximately 17,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

We commenced delivery of the VF 5 (A-segment) model in Vietnam in April 2023. The VF 5 is our electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We received approximately 3,300 reservations in the first nine hours of introducing the VF 5 in Vietnam in December 2022. At the 2023 CES, we unveiled our forthcoming VF 6 (B-segment) and VF 7 (C-segment) models. The VF 6 is our electric SUV for the family-oriented driver. The VF 7 is our driver centric electric SUV, accentuated by its futuristic styling. First deliveries of the VF 6 and the VF 7 are targeted for 2023 and 2024, respectively. In June 2023, we introduced our forthcoming VF 3, which is a mini car specifically designed for the Vietnam market. The VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to commence deliveries in late 2024.

We have achieved a great deal in our short history. Following the founding of our company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive original equipment manufacturer (“OEM”), we have partnered with top-tier global companies, including Steyr Fahrzeugtechnik AG & Co KG (“Magna”), Tata Technologies and Pininfarina S.p.A. (“Pininfarina”) to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021, deliveries of the VF 8 began in Vietnam in September 2022 and in the U.S. in March 2023, and deliveries of the VF 9 and the VF 5 began in Vietnam in March and April 2023, respectively. As of June 30, 2023, we sold approximately 18,700 EVs (consisting of approximately 9,000 VF e34s and 7,500 VF 8s, other models and ebuses) mostly in Vietnam. In the second quarter of 2023, we sold approximately 9,500 EVs, consisting of approximately 4,200 VF e34s, 3,400 VF 8s, other models and ebuses. As of August 31, 2023, we had reservations for approximately 18,000 VF e34, VF 5, VF 8 and VF 9 EVs globally. Approximately 30% of the reservations had non-refundable reservation fees and the remainder were cancellable reservations with a nominal amount of refundable reservation fees. First deliveries of the VF 6 are targeted for 2023 and first deliveries of the VF 7 and the VF 3 are targeted for 2024. See “Risk Factors—Risks Relating to Our Business and Industry—Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.”

We quickly established significant brand recognition in Vietnam and within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data. This share was acquired from the incumbent global vehicle brands from Asia, Europe and North America that have historically dominated the Vietnamese market prior to our arrival. Since our establishment, we have gained significant experience in manufacturing at scale, which has helped us swiftly incorporate EVs into our existing assembly lines. Like other entities within the Vingroup family of companies, turning early-stage businesses into market leaders through top-tier execution and leadership is a hallmark of our approach to business.

We are a majority-owned affiliate of Vingroup, one of the largest companies listed on the Ho Chi Minh Stock Exchange with a combined market capitalization of approximately $21.0 billion as of June 30, 2023 across Vingroup and all of its listed subsidiaries, which together contributed 1.1% to Vietnam’s GDP in 2022 based on their 2022 consolidated revenue. Led by our Chairman, Pham Nhat Vuong (our “Chairman”), Vingroup is the largest conglomerate in Vietnam with market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has a nearly 30-year operating history and strong track record of improving the daily lives of consumers through applied technology. As of September 30, 2023, approximately $10.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement (as defined herein) with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources. As of September 30, 2023, Mr. Pham Nhat Vuong has disbursed an aggregate amount of VND7,000 billion ($290.6 million) to VinFast as a free grant and Vingroup has disbursed approximately VND23,000 billion ($954.8 million) in loans to VinFast in accordance with the Capital Funding Agreement. We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. If the aggregate sum of such proceeds and the VND7,000 billion ($290.6 million) grant from Mr. Pham Nhat Vuong exceeds VND24,000.0 billion ($996.3 million), any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us. We expect to receive an aggregate amount of up to VND29,000 billion (approximately $1.2 billion) in grants from Vingroup and the Company Selling Securityholders by April 2024. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 1,200 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

Technology is at the core of our platform, and we have invested significantly in our group technology platform to provide the safest, most driver-friendly experience possible for our drivers—what we refer to as “technology for life.” We believe vehicle technology should be convenient and fully integrated into our drivers’ day-to-day lives. “Connecting intelligence globally” is a cornerstone of our growth plan: our research and development (“R&D”) and product innovations differentiate the VinFast EV experience on the world stage with premium features, including infotainment, driver assist, ADAS and other enhancements expected in a top-end EV ownership experience, which are available in all of our vehicles. As of June 30, 2023, the VinFast R&D team includes more than 930 in-house professionals (including approximately 130 software engineers) and leverages the expertise of engineers and developers across the related technology companies within the Vingroup ecosystem. We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Notwithstanding multiple partners participating throughout the value chain, the product rollout and intellectual property underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. We have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, Mobileye, BlackBerry, Erae AMS (“Erae”), Quanta Computer Inc. (“Quanta”), and Vector Informatik GmbH (“Vector”) on our ADAS, Aptiv, AVL List GmbH (“AVL”) and FEV on certain components of our powertrain and battery, Amazon Alexa for our Virtual Assistant and T-Mobile on our smart infotainment. In October 2022, we also entered into a memorandum of understanding (“MOU”) with Contemporary Amperex Technology Co., Limited (“CATL”) to collaborate in the development and production of CATL integrated intelligent chassis (“CIIC”) skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space. Similarly, we source our battery components from a variety of suppliers including Gotion, Samsung SDI and CATL. We currently have a strategic partnership with VinES Energy Solutions Joint Stock Company (“VinES”), a subsidiary of Vingroup, intended to cover the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling once VinES fully ramps up its operations. On October 11, 2023, we announced that we intend to acquire 99.8% of VinES to enable us to control our own battery technology and achieve greater integration in our production value chain. The proposed acquisition of VinES is intended to provide additional security to our battery supply, improve our battery cost optimization and expand our access to external partners for the latest battery technologies. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. We believe our current partnership with, and our proposed acquisition of, VinES reduces uncertainties associated with reliance on unrelated third parties. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. VinES is also developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. In March 2023, VinES entered into a collaboration agreement with StoreDot to develop extreme fast charge (“XFC”) battery cells in different form-factors, in preparation for mass production and supply.

VinES has sought to partner with suppliers of raw materials used in the production of batteries, including entering into memorandum of understanding (“MOUs”) with each of Cavico Lao Mining, Red Dirt Metals Limited and Alliance Nickel Limited for the supply of certain raw materials, including critical minerals.

Additionally, in March 2023, VinES and Li-Cycle APAC Pte. Ltd. (“Li-Cycle”) entered into an agreement for recycling VinES’ Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinES’ lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinES that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain.

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities through VinES, which we are in the process of acquiring. For example, one of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We seek to build a strong connection between our drivers, our brand and our service ecosystem to create the “VinFast Lifestyle,” facilitated by the technology framework we have created. As part of this lifestyle, we want to ensure that every driver experiences a true sense of community and is a swipe-of-an-app away from reliably connecting with our service network. Our technology framework aims to remove the anxieties associated with owning an electric vehicle, which is paramount to the VinFast Lifestyle. Our VinFast services program, called “VinFast Service,” has been designed to provide a seamless and ever-ready suite of service products and offerings conveniently available at the driver’s fingertips through our companion app. Our unique warranty offering of up to 10-year / 125,000-mile demonstrates our commitment to quality and reliability in our vehicles and underpins the trust we seek to establish between our brand and community.

With the VinFast Lifestyle in mind, we aim to deliver greater flexibility to our drivers when choosing to own a VinFast EV. We offer a battery subscription program that gives customers the flexibility to lease the battery in their EV from VinFast, rather than purchase the battery with the vehicle. This battery subscription program is available in select markets (primarily Vietnam) and models, and sales made under this program are expected to be made primarily in Vietnam. We currently expect our sales in North America and Europe to be for EVs with batteries included. Our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. We also offer our customers the option to lease our vehicles through third-party financing partners. In the U.S., pursuant to the Inflation Reduction Act of 2022 (the “IRA”), customers opting to lease vehicles from our U.S. financing partners, where available, may indirectly benefit from the clean vehicle credit of up to $7,500 off that could be used by our financing partners to reduce the lease price of qualifying VinFast vehicles. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Our service experience will utilize both a remote diagnostic and mobile in-person approach, allowing for ease of digital access and the reliability of a physical service presence. We expect that the majority of our service interventions will take place directly where our drivers are located, either through mobile service or remote, over-the-air (“OTA”) updates. We expect our mobile service to be supported by our fleet of EV vans and our technicians are expected to carry out most of their work where the customer is located. We believe our customers will also benefit from the technical capabilities of our directly owned and operated centers. We have also partnered with Urgent.ly to provide roadside assistance to our customers in the U.S. and Canada as part of their warranty coverage.

Our companion app is at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers with support for service requests, charging station locations and access to remote safety or control features of their vehicles. The companion app is intended to provide end-to-end digital features, defined by six key feature categories, including vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are also expected to be integrated with Electrify America’s application programming interface (“API”) data feed. This will enable our customers in the U.S. to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. See “Business—Integrated Service Offering.”

Meanwhile, our VinFast Power Solutions program is expected to enable stress-free at-home smart charging and seamless connectivity to an extensive charging network through our companion app when away from home. Our U.S. customers will have access to the Electrify America and EVgo networks of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network.

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in the country and situated just over 60 miles outside of Hanoi. Opened in 2019, our automobile manufacturing facility currently has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, and is a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. This facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 38 frames per hour. The technology in this facility is also sourced from automated production providers, such as KUKA, ABB, Siemens and Durr. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs, e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 deadweight tons (“DWT”), is one of the deepest and largest ports in the country.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park in Hai Phong that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of June 30, 2023. There are a number of key suppliers on-site in Hai Phong, including FORVIA, Lear Corporation and Grupo Antolin (“Antolin”). We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site supplier park, we have relationships with approximately 650 additional suppliers globally. VinES, our key battery pack supplier and future subsidiary upon completion of our proposed acquisition of VinES from our Chairman, is in the process of developing battery cell production capabilities in Vietnam. We intend for VinES-produced battery cells to eventually be included in the battery packs that VinES supplies to us. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor and talent pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we rollout new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025. The facility is expected to have an annual capacity of 150,000 vehicles per year. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. Additionally, our customers in the United States (“U.S.”) may be able to take advantage of U.S. federal tax credits once our North Carolina facility commences operations and final assembly of our vehicles, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We aim to replicate the successes of our Hai Phong facility as we extend our manufacturing footprint to the U.S. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain.

To launch our products in international markets, in the first phase of our continuing development (“Phase I”), we are focused on three target markets, namely Vietnam, North America (comprising the U.S. and Canada) and Europe (comprising France, Germany and Netherlands). For the upcoming phase of our continuing development (“Phase II”), which we plan to begin in 2024, we have identified various addressable markets globally in addition to the initial target markets, based on the potential market size, accessibility and competitiveness. To accelerate our global reach to potential markets, we adopt a multi-channel distribution strategy and employ two business models: the first model involves the establishment of our own distribution and potentially showrooms in the respective market, which includes the initial target markets and the additional seven market clusters; whereas the second model focuses on appointing third party distributors for the respective market. Going forward, we will primarily focus on partnerships with distribution agents, dealers and service partners to broaden our reach to markets and customers in the global market.

Our commitment to environmental, social and governance (“ESG”) initiatives is institutionalized through a thoughtful, comprehensive and forward-thinking ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We have adopted industry best practices to reduce our carbon footprint and target best-in-class environmental standards. As we lead the charge to a brighter, greener and safer future, we plan to leverage our social and governance policies as key catalysts for achieving our vision. Our social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement.

We are led by a keenly focused management team that is highly motivated to deliver on our mission of making EVs smarter and more inclusive. Our Global CEO, Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup and was one of the key Vingroup executives behind the push into vehicle manufacturing. She was responsible for the formation of VinFast and led the execution of a startup plan from the ground up in 2017, with our first vehicles delivered only 21 months later. She has built a highly experienced, diverse and globally sourced team to execute our strategy. This team includes veterans from the automotive and technology industries with an average of over 29 years of relevant industry experience. Our entrepreneurial and innovative culture from the top down in our organization is driven by our core belief that we are “boundless together.”

We had net losses of VND32,219.0 billion and VND49,848.9 billion ($2,094.5 million) in 2021 and 2022, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND56,204.5 billion ($2,361.5 million) as of December 31, 2022. We had net losses for the period of VND23,312.2 billion and VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2022 and 2023, respectively, and VND55,901.7 billion ($2,348.8 million) as of June 30, 2023.

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

•	Premium Quality Product

•	Thoughtful design for a boundless premium experience – We evoke EMOTION and PASSION between driver and car

•	Top-of-the-line vehicle lineup – We offer a LUXURIOUS and STYLISH product line with skilled craftsmanship in every detail

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“TECHNOLOGY FOR LIFE” – We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office

•	Sustainability – We aim to deliver our products RESPONSIBLY to help promote a greener world for us all

•	Steadfast focus on meeting world-class safety standards – We focus unwaveringly on SAFETY

•	Inclusive Price

•	ACCESSIBILITY – We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally

•	We offer high performance, luxurious features, premium quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point

•	FLEXIBLE purchase options, including own, lease, and our battery subscription program, where available, to suit any customer’s preference

•	Peace-of-Mind Ownership Experience

•	Our goal is to provide BEST-IN-CLASS after-sale policy with up to 10-year / 125,000-mile warranty and 24/7 roadside assistance

•	WORRY-FREE experience through our “VINFAST SERVICE” model with remote and mobile service offerings

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EASE-OF-ACCESS to our network of service showrooms and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as Electrify America, EVgo, Bosch, Blink Charging Co. (“Blink”), Flo and ChargeHub.

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

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Comprehensive Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars for the global EV market and e-scooters and e-buses in Vietnam. We believe we have achieved a leading market share in Vietnam across each of the vehicle segments which we historically have delivered ICE cars and currently deliver EVs. We have targeted the highest-growth segments in our production ramp up and global launch strategy and have formulated our growth outlook with data from reputable global automotive industry consultants in building our international expansion plan. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, the segment of the passenger light vehicle market with the highest expected growth in demand. We believe we are reaching the fastest growing market for B, C, D and E vehicle segments at a competitive price point relative to our closest EV peers. We believe our pricing model, providing luxury-level features and premium quality at a competitive price point, positions our EV platform for achievable penetration of our addressable market, through the potential for conversion of a greater number of ICE drivers into new EV drivers. We have seen success in this conversion effort thus far. Given our strategic focus on EVs, we have tailored our business model to target segments that we believe will achieve the highest growth and profitability across the EV spectrum.

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Attractive Lineup of Skillfully Engineered, Luxurious Electric SUVs: Our comprehensive lineup of EVs, highlighted by the VF 5, VF 8 and VF 9 and forthcoming VF 6, VF 7 and VF 3, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. Every decision that we make in the design of our vehicles is framed with the driver in mind—from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle. In addition, we plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS.

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Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to research and develop differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. With safety being of paramount importance, our heads-up-display, standard across all VinFast EV models, helps to ensure drivers’ eyes remain on the road to avoid the distraction of looking at consoles or panels below. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. Our technology platform provides ancillary revenue stream opportunities for VinFast over the ownership cycle, including features available for a monthly subscription fee.

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Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, VinFast Service program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for owner-to-owner interaction, vehicle service, infotainment connectivity and more. Our comprehensive warranty of up to 10-year / 125,000-mile, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our VinFast Service program will aim to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our e-mobility platform.

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Flexible Offering at an Inclusive Price Point: We believe that providing a flexible, high-quality product offering at an inclusive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our inclusive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower total cost of ownership (“TCO”) proposition without compromising on our design or technology suite. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including through vehicle leasing with third-party partner banks and our battery subscription program for select markets (primarily Vietnam) and models, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated manufacturing facility, our access to a low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and the U.S., EU and other major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our inclusive pricing model.

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Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations within three months of accepting reservations, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to Vietnamese Automobile Manufacturer’s Association (“VAMA”), TC Group and our public sales report. Similarly, our “The Future is Now” delivery event for the VF 8 at our manufacturing facility in Hai Phong in September 2022 was featured by over 700 news outlets and received over 8.5 million views on social media platforms. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. Our appearance at CES in January 2022 where we unveiled our VF 8 and VF 9 models, which was posted on various social media platforms and websites, received 7.7 million views in aggregate across social media platforms and websites within the first 48 hours of the unveiling. We have been featured by approximately 2,500 international and local media outlets, reaching a global audience of approximately 10 million with over 21 million impressions. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. We commenced delivery of the VF 8 “City Edition” vehicles in Vietnam in September 2022 and in the U.S. in March 2023, and the VF 9 and VF 5 in Vietnam in March and April 2023, respectively. First deliveries of the VF 6 are targeted for 2023 and first deliveries of the VF 7 and the VF 3 are targeted for 2024. In December 2022, our VF 8 and VF e34 electric vehicles ranked among the top 10 best-selling cars in Vietnam, according to BizHub.

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Highly Automated Manufacturing Capabilities: We produce vehicles out of our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our manufacturing facility opened in 2018 and has supported the production of nine vehicle models (four ICE models, one e-bus model and four EV models) and nine e-scooter models with 16 different variants. The automobile manufacturing factory has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e., the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including FORVIA, Lear Corporation and others, which helps us achieve economies of scale, drive manufacturing optimization and reduce costs. We source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of June 30, 2023. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025.

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Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with our shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of September 30, 2023, approximately $10.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately

$2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources. As of September 30, 2023, Mr. Pham Nhat Vuong has disbursed an aggregate amount of VND7,000 billion ($290.6 million) to VinFast as a free grant and Vingroup has disbursed approximately VND23,000 billion ($954.8 million) in loans to VinFast in accordance with the Capital Funding Agreement. We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. If the aggregate sum of such proceeds and the VND7,000 billion ($290.6 million) grant from Mr. Pham Nhat Vuong exceeds VND24,000.0 billion ($996.3 million), any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us. We expect to receive an aggregate amount of up to VND29,000 billion (approximately $1.2 billion) in grants from Vingroup and the Company Selling Securityholders by April 2024.

We have benefited from access to the full range of intellectual property (“IP”) and R&D capabilities in the Vingroup technology ecosystem. On October 11, 2023, we announced that we intend to acquire 99.8% of VinES, a subsidiary of Vingroup, and one of our key battery partners. Our acquisition of VinES is a zero-consideration transaction other than assuming the loans of VinES. To support the ramp up for VinES until its operations stabilize, our Chairman, Pham Nhat Vuong, will provide grants to us for all interest payments relating VinES’ existing borrowings up to 2027. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. In March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply. Our acquisition of VinES is intended to enable us to take control of our battery technology and achieve greater integration in our production value chain. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities through VinES, which we are in the process of acquiring. For example, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We also enjoy strong demand for our EVs from our Vingroup affiliates. For example, we have an agreement Green and Smart Mobility Joint Stock Company (“GSM”), an e-scooter and EV rental and taxi services company founded by our Chairman, to sell VinFast EVs and e-scooters that will comprise GSM’s Vietnam-based fleet.

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Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. We are led by Global CEO, Le Thi Thu Thuy, who also holds the position of Vice Chairwoman of Vingroup. With 25 years of experience, Ms. Le was one of the key Vingroup executives instrumental in the push for the creation of a tech-forward vehicle manufacturing company. She has assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as Ford, Toyota, Aston Martin, Land Rover, Stellantis and Chrysler.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

•	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

In Phase I, we focus on three markets, namely Vietnam, North America (comprising the U.S. and Canada), and Europe (comprising France, Germany and Netherlands). We are employing a direct-to-customer (“D2C”) sales model to promote VinFast brand awareness and enable a personalized and approachable experience for VinFast cars. We have established a network of VinFast self-operated showrooms under three different showroom models (1S, 2S and 3S), with each showroom model tailored to create a specified customer experience with smaller showrooms intended for customer education in areas with high foot traffic, while larger showrooms offer opportunities to test drive our vehicles. Our showrooms serve as a place for customers to experience the VinFast brand and products and meet members of the VinFast community, and as a hub for VinFast service solutions.

As of June 30, 2023, we have 122 showrooms in Vietnam, the U.S. (all of which are in California), France, Germany, Netherlands and Canada, including VinFast-owned showrooms and dealer’s showrooms. In our home country, Vietnam, our products are offered through an extensive nationwide network of VinFast showrooms and dealership showrooms.

In Phase II, starting from 2024, we plan to adopt two major business models:

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Business model 1: This model is applied to Phase I markets of Vietnam, North America (U.S. and Canada) and Europe (France, Germany, Netherland), and seven additional market clusters in Asia (including India, Indonesia and Malaysia), the Middle East, the rest of Europe, Africa and Latin America, where we plan to establish our own distributor and may open our showrooms to introduce our VinFast brand in the initial stage, however, our primary focus will be on expanding our dealer network to distribute our premium brands and provide excellent customer experiences. In the U.S., we expect to grow our dealership network to expand our presence and increase penetration across the country. We plan to take advantage of third-party dealers, showrooms, service centers and charging network providers to expand our coverage and touchpoints. We are also evaluating the feasibility of completed-knock-down or semi-knock-down plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers.

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Business model 2: We have identified between 40 and 50 potential markets globally and also plan to engage high-quality distributors to import and distribute VinFast cars into local markets starting from 2024. We have signed memorandums of understanding and distribution agreements with various car importers and distributors across Asia, Europe and the Middle East. We may consider establishing distribution companies and expanding our presence in these markets in the long term.

We plan to commence deliveries of our EVs in Indonesia in 2024 with right-hand driving models of the VF e34 and VF 5, with the VF 6 and VF 7 to follow. We have also identified Indonesia from among our seven new market clusters as a key potential market for the potential establishment of manufacturing facilities for our EVs and batteries due to the relatively low cost and availability of domestic raw materials. Based on our evaluation of the market opportunity in Indonesia, we have set a preliminary investment target of up to approximately $1.2 billion into Indonesia in the long-term. The target includes approximately $150 to $200 million that we envision applying toward the establishment of a Completely Knocked Down facility, or “CKD facility,” with production capacity in the range of 30,000 and 50,000 cars per year and a target production start date no later than 2026. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

We plan to roll out our online platform globally to execute our digital strategy of complementing the in-person experience at VinFast showrooms and third party showrooms. Our website enables full vehicle customization and offers virtual reality features that provide customers with a near-tangible buying experience from the comforts of their homes. We plan to continue to develop our online-to-offline (“O2O”) sales channels to generate leads and increase foot traffic to our physical showrooms. We plan to further extend the personalized O2O process to cover the delivery, after-sales policy and maintenance parts of the VinFast ownership experience. Each of our customers has a unique VinFast ID that connects and synchronizes data relating to their brand engagement on all of our channels, including our website, companion app, physical showrooms and service points.

As part of our B2B strategy, we plan to continue to partner with large corporations and well-known leasing, mobility, short-term rental suppliers and taxi service providers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that taxi rides and short-term rentals offer customers the opportunity to test drive and experience the vehicles. Through our recent partnership with GSM, an e-scooter and EV rental and taxi services company founded by our Chairman, customers will have the opportunity to experience VinFast vehicles in action, which we believe will boost demand for our products. GSM plans to expand its operation into our key international markets. This would provide us with a significant opportunity to offer international customers the chance to test drive and experience our vehicles.

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Continue Augmenting Our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to continuously make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through artificial intelligence (“AI”). Through a network of renowned partners in various industries, we aim to continue creating a technology ecosystem that allows us to seamlessly adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to constantly provide a state-of-the-art driving experience that we believe will attract new drivers to our brand, build brand loyalty with existing drivers and help VinFast stand out as a leader among our peers. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities.

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Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our drivers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our drivers. Customers will be able to engage with us online through our website and companion app, while our showroom network will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only though our membership program, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our drivers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, through VinES, we plan to work on an ongoing basis to optimize our battery costs, in order to maintain our price point differentiation in the EV market.

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Expand Our Product Offering: We plan to continually evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current anticipated all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021, the VF 8 (D-segment) rolled out in 2022, and the VF 5 (A-segment) and VF 9 (E-segment) rolled out in early 2023, we plan to begin delivering the VF 6 (B-segment) in 2023, and the VF 7 (C-segment) and the VF 3 in 2024. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.” We selected high-growth markets for these vehicles based on our evaluation of market size and demand opportunity, and we will use the same level of scrutiny in conducting our market research to determine how and when to expand into new product lines and new markets.

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Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network and mobile service platform to ensure on-demand coverage for all drivers. Given our vehicles are OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.

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Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. Commissioning is targeted for 2025. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to around 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In addition, we plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.

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Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, VinFast Service program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

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Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which plans to manufacture extremely fast charging lithium-ion battery cells; ProLogium, which is developing solid-state battery cells; and Autobrains, a developer of AI for autonomous driving. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.

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Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. Apart from the inherent environmental benefits of our product line, through VinES, we plan to operate a battery recycling program in the pursuit of achieving zero waste to landfill. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital;

•	We expect to require significant additional capital, which we expect to fund through additional debt and equity financing, to support our business growth, and such capital may not be available on commercially reasonable terms or at all, which may impose restrictions on capital raising activities and or other financial or operational matters or lead to dilution of your shareholding in VinFast;

•	We are a new entrant in the EV industry and faces risks in the marketing and sale of our EVs in international markets where we only recently began delivering;

•	Our ability to successfully introduce and market net products and services;

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Our ability to grow and market our brand and EVs in markets outside Vietnam and manage any negative publicity which may harm our brand, reputation, public credibility and consumer confidence, including any negative publicity arising from any differences in the advertised driving range, certified driving range and actual driving performance of our EVs, which depend on various factors beyond our control, including driving habits and conditions;

•	Our ability to successfully compete in the highly competitive automotive industry;

•	Our ability to control the costs associated with our operations;

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We depend, directly and indirectly, on suppliers for component parts and raw materials and any failure on the part of the suppliers to deliver such supplies according to our schedule and at prices, quality and volumes acceptable to us, could materially and adversely affect our business, results of operations and financial condition;

•	Our ability to maintain our relationship with existing critical suppliers and to create relationships with new suppliers;

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Our establishment of manufacturing facilities outside of Vietnam and the expansion of our production capacity within Vietnam may be subject to delays or cost overruns, may not produce expected benefits or may cause us to not meet our projections for future production capacity;

•	Reservations for our vehicles may not result in completed sales and our actual vehicle sales and revenue could differ materially from the number of reservations received;

•	Demand for, and consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	Inadequate access to EV charging stations or related infrastructure;

•	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;

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Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report our financial condition, results of operations or cash flows could adversely affect investor confidence;

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We have identified material weaknesses in our internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair our ability to produce timely and accurate financial statements and comply with applicable laws and regulations;

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Our corporations actions that require shareholder approval will be substantially controlled by our controlling shareholders, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment;

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We rely on Vingroup for financial support and Vingroup affiliates for key aspects of our business, and any potential conflicts of interests with or any events impacting the reputations of our affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have a material adverse effect on our business and results of operations; and

•	the other matters described in the section titled “Risk Factors.”

Recent Developments

Unaudited Interim Condensed Consolidated Financial Statements

As of and for the three and nine months ended September 30, 2022 and 2023

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of September 30, 2023	As of September 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,271,442	3,154,673	130,959,068
Short-term restricted cash	—	35,766	1,484,744
Trade receivables	652,922	1,157,810	48,063,847
Advances to suppliers	8,968,752	6,360,490	264,041,264
Inventories, net	21,607,277	24,408,253	1,013,253,062
Short-term prepayments and other receivables	6,457,169	6,875,276	285,411,432
Short-term derivative assets	532,718	570,454	23,681,099
Current net investment in sales-type lease	5,448	26,930	1,117,938
Short-term investments	3,902	4,053	168,251
Short-term amounts due from related parties	1,978,097	3,811,558	158,228,154
Assets classified as held for sale	360,893	356,104	14,782,847

Total current assets	44,838,620	46,761,367	1,941,191,706

NON-CURRENT ASSETS
Long-term restricted cash	—	631,959	26,234,339
Property, plant and equipment, net	57,188,667	63,934,427	2,654,092,200
Intangible assets, net	1,461,071	1,535,181	63,729,545
Goodwill	272,203	272,203	11,299,888
Operating lease right-of-use assets	4,558,983	6,670,955	276,929,511
Long-term derivative assets	696,332	279,675	11,610,071
Long-term advances to suppliers	29,082	—	—
Long-term prepayments	7,611	35,296	1,465,233
Non-current net investment in sales-type lease	82,062	310,859	12,904,604
Long-term amounts due from related parties	44,533	47,445	1,969,571
Other non-current assets	4,426,135	4,362,490	181,098,842

Total non-current assets	68,766,679	78,080,490	3,241,333,804

TOTAL ASSETS	113,605,299	124,841,857	5,182,525,510

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of September 30, 2023	As of September 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	14,579,553	21,154,961	878,200,050
Trade payables	16,636,820	10,551,587	438,025,114
Deposits and down payment from customers	1,572,537	630,069	26,155,880
Short-term deferred revenue	107,448	129,999	5,396,613
Short-term accruals	11,056,666	10,101,033	419,321,392
Other current liabilities	4,177,978	8,917,624	370,194,861
Current operating lease liabilities	768,883	1,345,977	55,875,171
Amounts due to related parties	17,325,317	45,974,308	1,908,518,743

Total current liabilities	66,225,202	98,805,558	4,101,687,824

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	41,624,960	45,678,450	1,896,236,872
Long-term financial liability	15,180,723	17,245,422	715,904,438
Other non-current liabilities	606,429	1,833,625	76,118,768
Non-current operating lease liabilities	3,256,351	5,035,167	209,023,496
Long-term deferred revenue	499,395	920,015	38,192,328
Deferred tax liabilities	947,981	939,399	38,997,011
Long-term accruals	16,007	134,286	5,574,578
Amounts due to related parties	21,918,710	18,782,079	779,695,255

Total non-current liabilities	84,050,556	90,568,443	3,759,742,746

DEFICIT
Ordinary shares – VinFast Auto (2,299,999,998 and 2,332,229,366 shares issued and outstanding as of December 31, 2022 and September 30, 2023 respectively)	871,021	7,621,603	316,393,499
Accumulated losses	(127,188,455)	(168,785,639)	(7,006,751,588)
Additional paid-in capital	12,311,667	19,356,607	803,545,477
Other comprehensive loss	(104,065)	(101,400)	(4,209,390)

Deficit attributable to equity holders of the parent	(114,109,832)	(141,908,829)	(5,891,022,002)

Non-controlling interests	77,439,373	77,376,685	3,212,116,942

Total deficit	(36,670,459)	(64,532,144)	(2,678,905,060)

TOTAL DEFICIT AND LIABILITIES	113,605,299	124,841,857	5,182,525,510

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	2,699,158	7,697,601	319,548,383	8,779,656	16,722,094	694,179,667
Sales of merchandise	—	14,656	608,410	46,414	52,925	2,197,061
Sales of spare parts and components	428,205	215,420	8,942,671	1,463,614	587,758	24,399,435
Rendering of services	50,723	127,059	5,274,565	159,782	300,046	12,455,727
Rental income
Revenue from leasing activities	4,688	199,570	8,284,695	51,006	515,640	21,405,621

Revenues	3,182,774	8,254,306	342,658,724	10,500,472	18,178,463	754,637,511
Cost of vehicles sold	(6,155,256)	(10,043,980)	(416,952,966)	(17,485,112)	(25,483,143)	(1,057,874,673)
Cost of merchandise sold	—	(14,831)	(615,675)	(46,245)	(53,364)	(2,215,285)
Cost of spare parts and components sold	(413,965)	(134,965)	(5,602,765)	(1,310,118)	(365,791)	(15,184,981)
Cost of rendering services	(59,753)	(294,448)	(12,223,338)	(193,456)	(683,044)	(28,355,017)
Cost of leasing activities	—	(233,743)	(9,703,309)	(42,849)	(584,174)	(24,250,653)

Cost of sales	(6,627,411)	(10,721,967)	(445,098,053)	(19,077,780)	(27,169,516)	(1,127,880,609)

Gross loss	(3,444,637)	(2,467,661)	(102,439,329)	(8,577,308)	(8,991,053)	(373,243,099)

Operating expenses
Research and development costs	(3,593,736)	(3,167,066)	(131,473,536)	(14,041,574)	(11,787,830)	(489,344,929)
Selling and distribution costs	(1,069,610)	(1,462,236)	(60,701,399)	(3,361,210)	(4,031,377)	(167,353,439)
Administrative expenses	(857,868)	(1,301,200)	(54,016,356)	(1,981,183)	(3,862,061)	(160,324,671)
Net other operating expenses	(859,763)	(524,291)	(21,764,747)	(1,475,251)	(622,829)	(25,855,328)
Operating loss	(9,825,614)	(8,922,454)	(370,395,367)	(29,436,526)	(29,295,150)	(1,216,121,466)

Finance income	12,243	25,207	1,046,412	91,861	66,470	2,759,351
Finance costs	(2,027,884)	(3,526,722)	(146,403,836)	(5,454,794)	(8,599,269)	(356,979,078)
Net (loss)/gain on financial instruments at fair value through profit or loss	617,010	(2,561,432)	(106,332,019)	1,277,296	(3,840,505)	(159,429,823)
Loss before income tax expense	(11,224,245)	(14,985,401)	(622,084,810)	(33,522,163)	(41,668,454)	(1,729,771,016)

Tax income/(expense)	983	(18,444)	(765,661)	(1,013,254)	8,582	356,262
Net loss for the period	(11,223,262)	(15,003,845)	(622,850,471)	(34,535,417)	(41,659,872)	(1,729,414,754)

Net loss attributable to non-controlling interests	(14,623)	(17,152)	(712,026)	(37,360)	(66,490)	(2,760,181)
Net loss attributable to controlling interest	(11,208,639)	(14,986,693)	(622,138,445)	(34,498,057)	(41,593,382)	(1,726,654,573)

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss for the period	(11,223,262)	(15,003,845)	(622,850,471)	(34,535,417)	(41,659,872)	(1,729,414,754)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	16,591	56	2,325	7,882	2,665	110,632

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	16,591	56	2,325	7,882	2,665	110,632

Total comprehensive loss for the period, net of tax	(11,206,671)	(15,003,789)	(622,848,146)	(34,527,535)	(41,657,207)	(1,729,304,122)
Net loss attributable to non-controlling interests	(14,623)	(17,152)	(712,026)	(37,360)	(66,490)	(2,760,181)

Comprehensive loss attributable to controlling interest	(11,192,048)	(14,986,637)	(622,136,120)	(34,490,175)	(41,590,717)	(1,726,543,941)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(4,876)	(6,491)	(0.27)	(15,006)	(18,060)	(0.75)

						Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,298,963,211	2,308,837,804	2,308,837,804	2,298,963,211	2,303,020,921	2,303,020,921

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(34,535,417)	(41,659,872)	(1,729,414,754)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	2,930,220	4,270,158	177,265,889
Amortization of intangible assets	2,141,071	212,631	8,826,892
Impairment of assets and changes in fair value of held for sale assets	80,787	1,112,176	46,169,455
Changes in operating lease right-of-use assets	391,477	823,044	34,166,798
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	4,287,318	4,599,665	190,944,622
Allowance against receivable and advances to suppliers	172,571	—	—
Deferred tax expenses/(income)	1,013,253	(8,582)	(356,262)
Unrealized foreign exchange losses	1,453,928	679,868	28,223,172
Investment losses	18,962	—	—
Net (gain)/losses on financial instruments at fair value through profit or loss	(1,277,296)	3,840,505	159,429,823
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	1,450,505	2,810,683	116,679,107

Change in working capital:
Trade receivables and advance to suppliers	(3,586,049)	(1,734,495)	(72,003,612)
Inventories	(9,516,719)	(6,441,491)	(267,403,836)
Trade payables, deferred revenue and other payables	9,798,740	(13,490,318)	(560,019,843)
Operating lease liabilities	(378,096)	(590,283)	(24,504,255)
Prepayments, other receivables and other assets	25,994	(62,667)	(2,601,477)

Net cash flows used in operating activities	(25,528,751)	(45,638,978)	(1,894,598,281)

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the nine months ended September 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(12,674,364)	(20,022,855)	(831,203,246)
Repayment under a business investment and cooperation contract	(968,773)	—	—
Proceeds from disposal of property, plant and equipment	1,528,669	922,675	38,302,752
Disbursement of loans	(3,736)	—	—
Collection of loans	1,017,899	545,400	22,641,039
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	—	—

Net cash flows used in investing activities	(11,102,545)	(18,554,780)	(770,259,455)

FINANCING ACTIVITIES
Capital contribution from owners	6,000,000	6,778,711	281,402,756
Deemed contribution from owners	646,655	7,000,000	290,589,066
Proceeds from borrowings	53,244,294	74,955,275	3,111,597,618
Cash received under a business cooperation contract	—	5,875,000	243,887,251
Repayment of borrowings	(24,438,219)	(30,884,928)	(1,282,117,481)

Net cash flows from financing activities	35,452,730	63,724,058	2,645,359,210

Net decrease in cash and cash equivalents and restricted cash	(1,178,566)	(469,700)	(19,498,526)
Cash, cash equivalents and restricted cash at beginning of the period	3,024,916	4,271,442	177,319,191
Net foreign exchange difference on cash, cash equivalents and restricted cash	8,251	20,656	857,487

Cash, cash equivalents and restricted cash at end of the period	1,854,601	3,822,398	158,678,152

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	7,699,963	9,269,312	384,794,387
Establishment of right-of-use assets and lease liabilities at commencement dates	2,200,405	2,935,015	121,840,467

Financial results for the three months ended September 30, 2023

Revenues

•	Total revenues were VND8,254,306 million ($342.7 million), representing an increase of 159.3% from the third quarter of 2022 and an increase of 3.8% from the second quarter of 2023.

•

Vehicle sales were VND7,697,601 million ($319.5 million), representing an increase of 185.2% from the third quarter of 2022 and an increase of 2.8% from the second quarter of 2023. The increase in vehicle sales over the third quarter of 2022 was mainly due to a significant increase in EV and e-scooter sales volume in Vietnam in the third quarter of 2023, including the VF e34, VF 8, VF 5, VF 9, and the Feliz and Evo. This increase over the third quarter of 2022 was partially offset by phasing out production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player, which resulted in minimal revenue from sales of ICE vehicles in the third quarter of 2023.

Cost of Sales and Gross Margin

•

Cost of sales was VND10,721,967 million ($445.1 million), representing an increase of 61.8% from the third quarter of 2022 and flat versus the second quarter of 2023. The increase over the third quarter of 2022 was primarily attributable to increases in the cost of vehicles sold as the Company delivered more EVs and e-scooters to customers in the third quarter of 2023. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE production phase out.

•	Gross loss was VND2,467,661 million ($102.4 million), representing a decrease of 28.4% from the third quarter of 2022 and a decrease of 9.1% from the second quarter of 2023.

•

Gross margin was negative (29.9%), as compared to negative (108.2%) in the third quarter of 2022 and negative (34.1%) in the second quarter of 2023. The improvement of gross margin over the third quarter of 2022 was mainly attributed to a strong increase in sales volume and a decrease in charges to write down the carrying value of inventories. The improvement of gross margin over the second quarter of 2023 was due to lower sales volume to VinFirst customers, who were entitled to more incentives, and better economies of scale resulting from a strong increase in sales volume of e-scooters.

Operating Expenses

•

Research and development (R&D) costs were VND3,167,066 million ($131.5 million), representing a decrease of 11.9% from the third quarter of 2022 and a decrease of 12.3% from the second quarter of 2023. The decrease over the third quarter of 2022 and the second quarter of 2023 was mainly attributed to the decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs related to our R&D activities for EVs as we brought three EV models into commercial production in the last four quarters.

•

Selling, general and administrative expenses were VND2,763,436 million ($114.7 million), representing an increase of 43.4% from the third quarter of 2022 and flat versus the second quarter of 2023. The increase over the third quarter of 2022 was primarily attributable to an increase in labor costs and rental costs, which are primarily attributable to our efforts to scale up our sales and administrative operations in North America and Europe.

Loss from Operations

•	Loss from operations was VND8,922,454 million ($370.4 million), representing a decrease of 9.2% from the third quarter of 2022 and a decrease of 3.3% from the second quarter of 2023.

Net Loss and Earnings Per Share

•

Net loss on financial instruments at fair value through profit or loss was VND2,561,432 million ($106.3 million), representing a decrease of 515.1% from net gain of the third quarter of 2022 and an increase of 321.6% from net loss of the second quarter of 2023. The decrease over net gain of the third quarter of 2022 and increase over net loss of the second quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of Dividend Preferred Shares, and warrants.

•	Net loss was VND15,003,845 million ($622.9 million), representing an increase of 33.7% from the third quarter of 2022 and an increase of 19.7% from the second quarter of 2023.

•

Net loss attributable to controlling interest was VND14,986,693 million ($622.1 million), representing an increase of 33.7% from the third quarter of 2022 and an increase of 19.8% from the second quarter of 2023.

•	Basic and diluted net loss per ordinary share were both VND6,491 ($0.27), compared with VND4,876 ($0.20) in the third quarter of 2022 and VND5,431 ($0.23) in the second quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND3,154,673 million ($131.0 million) as of September 30, 2023.

Deliveries

	3Q2023	2Q2023	3Q2022
EV Deliveries (Includes VF e34, VF 5, VF 8, VF 9 and e-bus)	10,027	9,535	153
E-scooters Deliveries	28,220	10,182	13,253

Showrooms

As of September 30, 2023, we had 126 showrooms globally for EVs and 247 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Launch of the VF 6 in Vietnam

•

On September 29, 2023, we officially introduced our B-segment EV model in Vietnam. The VF 6 is designed by Torino Design and equipped with a wide range of smart features and ADAS Level 2 capabilities. With a reasonable price point, the VF 6 is targeted towards young families.

•

The VF 6 is offered in two trims (Base and Plus) at a starting price of VND675 million (approximately $28,000) for the Base trim and VND765 million (approximately $31,800) for the Plus trim, excluding the battery. The expected WLTP driving range is 248 miles and 237 miles for the Base and Plus trims, respectively.

•	We started taking orders for the VF 6 in Vietnam on October 20, 2023.

Concrete steps to execute on VinFast’s new business model

•

As unveiled during the quarter ended June 30, 2023, we are establishing broad distribution channels, leveraging local networks and the expertise of third-party dealerships and distribution to increase coverage in our expanding list of target markets. We aim for our vehicles to be present in up to 50 global markets and countries by the end of 2024.

•

In the U.S., this approach is intended to provide increased consumer access to substantially more states, as compared to a direct-to-customer model. As of September 30, 2023, we have received applications and/or letters of intent from 27 dealers with more than 100 open points across 12 states in the U.S, including Florida, Texas, North Carolina, Virginia, Louisiana, New Jersey and Arkansas, among others.

•	To support our dealership partners in growing their store network in the early stage of partnership, VinFast might consider transferring some of our existing showrooms to our dealers.

•

We continue to maintain and promote our best-in-class after-sales policy in the market. Our local partners in new distribution markets are expected to support the policy and continue to provide a high standard of service for customers and buyers.

•	Leveraging local distributors in many of these key markets can offer a capital-light model for expansion that can allow us to be more efficient about capital usage and costs.

Use of discretionary capital expenditures for optimal market expansion

•

We have optimized our capital expenditure plan for global manufacturing in 2024 and 2025, which is expected to save approximately $400 million, compared to our earlier plans. These savings are expected to be used towards building CKD factories in Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia.

•

We aim to access the tremendous potential for increased EV adoption in India and Indonesia where EV penetration is currently only 1%, according to Business Standard and Reuters. The establishment of VinFast facilities in these local markets can provide access to government incentives for local manufacturing, relief from certain tariffs and taxes and access to raw materials at attractive rates.

•

Each CKD facility in Indonesia and India has a planned total capacity of up to 50,000 cars per year and an estimated total capital expenditure of $150 million to $200 million in phase 1. Production is expected to commence by 2026.

Expansion of North America charging network

•

As of September 30, 2023, we have over 107,000 charging points enabled on our platform in North America, an increase of 10,000 compared to June 30, 2023. This number is expected to grow as we partner with new charging operators, and as our current partners invest in their own network growth.

•	Our customers have access to 90% of DC fast chargers available in the public network (excluding Tesla’s) and can benefit from a broad charging network with a promise of convenience and reliability.

•	We plan to add new charging operators in California and Washington to our network and are in discussions on potential NACS adoption.

Exchange rates

Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars in “— Recent Developments” were made at the rate of VND24,089 to $1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of September 30, 2023. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

Corporate History

We commenced operations in June 2017 in Hanoi, Vietnam, through our Vietnamese subsidiary, VinFast Vietnam. In May 2018, we relocated our head office to Hai Phong, Vietnam. The construction of our electric scooter manufacturing plant was completed in April 2018 and we started production of our first electric scooter model, branded Klara, in November 2018. We broke ground on our automobile manufacturing plant in September 2017 and officially launched the plant in June 2019.

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, VinFast Trading and Production Joint Stock Company (“VinFast Vietnam”).

To facilitate our public offering in the U.S., we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Trading & Investment Pte. Ltd., which changed its name to VinFast Auto Pte. Ltd. in December 2022. VinFast acquired an aggregate 99.9% voting interest in VinFast Vietnam from Vingroup and VIG, who in turn became majority shareholders of the registrant. On July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.” For more information, see “Corporate History and Structure—Reorganization.”

We fully phased out production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, we transferred various ICE Assets (as defined herein) to VIG pursuant to the terms of the ICE Assets Disposal Agreements (as defined herein). We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” For more information regarding the Reorganization and the ICE Assets Disposal, see “Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for each of our principal operating subsidiaries as of the date of this prospectus (excluding VinES, which we are in the process of acquiring).

Notes:

(1)	Based on proportion of voting power held. VinFast owns 39.09% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.
(2)	Formerly Black Spade Acquisition Co.
(3)

For the purposes of homogenizing the organizational structure of our distribution companies, we are in the process of transferring the shares of VinFast Germany GmbH (“VinFast Germany”) to Vingroup Investment Vietnam JSC (“Vingroup Investment”). Following such transfer, VinFast will own VinFast Germany through Vingroup Investment.

(4)

For the purposes of homogenizing the organizational structure of our US subsidiaries, we are in the process of merging VinFast OEM US Holding, Inc. with Vingroup USA, LLC (“Vingroup USA”), with Vingroup USA as the surviving entity. Following this reorganization, VinFast Manufacturing US, LLC will become a wholly-owned subsidiary of Vingroup USA.

Corporate Information

Our company was incorporated in Singapore on January 19, 2015 as Fiscus Consultancy Pte. Ltd., a private limited company (Company Registration No. 201501874G) under the Companies Act 1967 of Singapore (the “Singapore Companies Act”). Our company’s name was changed to VinFast Trading & Investment Pte. Ltd. on April 8, 2021 and to VinFast Auto Pte. Ltd. on December 22, 2022. On July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.”

Our principal executive offices are located at Dinh Vu—Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam. Our telephone number at this address is +84 225 3969999. Our registered office in the Singapore is located at 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.vinfastauto.us. The information contained on our website is not a part of this prospectus. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in Singapore, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

Implication of Being an Emerging Growth Company

As a company with less than $1.24 billion in gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.24 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of the Business Combination; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

Ordinary shares offered by Yorkville	An aggregate of 100,800,000 ordinary shares, consisting of (i) 800,000 Commitment Shares; and (ii) up to 100,000,000 ordinary shares that we may, at our discretion, elect to issue to Yorkville under the Yorkville Subscription Agreement from time to time.

Last reported sale price of our ordinary shares	On October 19, 2023, the last reported sale price of our ordinary shares as reported on Nasdaq was $5.69 per ordinary share.

Ordinary shares issued and outstanding prior to this offering	2,332,229,366 ordinary shares (as of October 19, 2023)

Ordinary shares issued and outstanding after giving effect to the issuance of ordinary shares registered hereunder	2,433,029,366 ordinary shares (based on 2,332,229,366 ordinary shares issued and outstanding as of October 19, 2023)

Use of proceeds	We will not receive any proceeds from the resale of ordinary shares included in this prospectus by Yorkville. However, we may receive up to $1.0 billion in aggregate gross proceeds under the Yorkville Subscription Agreement from issuances of ordinary shares that we may elect to make to Yorkville pursuant to the Yorkville Subscription Agreement, if any, from time to time in our discretion. As of the date of this prospectus, we are unable to estimate the actual amount of proceeds that we may receive under the Yorkville Subscription Agreement, as it will depend on a number of factors, including the frequency and prices at which we issue ordinary shares to Yorkville, market conditions and the trading price of our ordinary shares, our ability to meet the conditions set forth in the Yorkville Subscription Agreement, and determinations by us as to the appropriate sources of funding for our company and our operations.

We expect to use the net proceeds that we receive from issuances of our ordinary shares to Yorkville, if any, under the Yorkville Subscription Agreement for working capital and general corporate purposes. See “Use of Proceeds” and “Risk Factors — Risks Relating to this Offering — Our management team will have broad discretion over the use of the net proceeds from our sale of ordinary shares to Yorkville, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Market for our ordinary shares	Our ordinary shares are listed on Nasdaq under the symbol “VFS”.

SUMMARY CONSOLIDATED FINANCIAL DATA

The financial information in this prospectus as of December 31, 2021 and 2022 and for the years then ended and as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 has been derived from the consolidated financial statements of VinFast Auto Ltd., which are included elsewhere in this prospectus. The financial statements of VinFast Auto Ltd. are prepared in accordance with U.S. GAAP.

We fully phased out production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. Accordingly, our historical results for any prior period are not necessarily indicative of results expected in any future period.

You should read this Summary Consolidated Financial Data section together with the consolidated financial statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Consolidated Balance Sheet Data

	As of December 31,			As of June 30,
	2021	2022		2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Cash and cash equivalents	3,024.9	4,271.4	179.5	1,600.7	67.3
Inventories, net	6,683.7	21,607.3	907.9	24,022.1	1,009.3
Short-term amounts due from related parties	1,997.2	1,978.1	83.1	391.8	16.5
Total current assets	26,692.5	44,838.6	1,884.0	39,202.3	1,647.2
Property, plant and equipment, net	51,788.3	57,188.7	2,402.9	63,322.2	2,660.6
Total assets	85,321.5	113,605.3	4,773.3	116,828.3	4,908.8
Amounts due to related parties	56,035.3	17,325.3	728.0	42,208.0	1,773.4
Total current liabilities	87,305.3	66,225.2	2,782.6	91,686.3	3,852.4
Long-term interest-bearing loans and borrowings	31,343.1	41,625.0	1,748.9	40,731.0	1,711.4
Total non-current liabilities	74,957.4	84,050.6	3,531.5	88,465.9	3,717.1
Ordinary shares – VinFast Auto Ltd. (2,299,999,998 shares, no par value, issued and outstanding as of December 31, 2022 and June 30, 2023)(1)	553.9	871.0	36.6	871.0	36.6
Accumulated losses	(77,416.9)	(127,188.5)	(5,344.1)	(153,785.0)	(6,461.6)
Deficit attributable to equity holders of the parent	(76,926.5)	(114,109.8)	(4,794.5)	(140,703.8)	(5,911.9)
Non-controlling interests(2)	(14.7)	77,439.4	3,253.8	77,379.9	3,251.3

Total deficit	(76,941.2)	(36,670.5)	(1,540.8)	(63,323.9)	(2,660.7)

Notes:

(1)

In January 2022, the Company effected a 100-for-one split of ordinary shares. On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

(2)

Non-controlling interests reflect certain dividend preference shares issued by VinFast Vietnam to Vingroup (i) in March 2022 in return for an advance capital contribution of VND6.0 trillion ($252.1 million) (“DPS1”), (ii) in December 2022 in exchange for VND45,733.7 billion ($1,921.6 million) in borrowings from VinFast Vietnam to Vingroup (“DPS4”) and (iii) as part of our Reorganization in December 2022, in return for the assignment of the Share Acquisition P-Note previously held by Vingroup amounting to VND25.8 trillion ($1,083.3 million) (“DPS3”). For details on the terms of DPS1, DPS3 and DPS4, see note 20 to our consolidated financial statements included elsewhere in this prospectus and also see “Related Party Transactions—Transactions with Vingroup Affiliates—Capital Contributions to VinFast Vietnam.”

Summary Consolidated Statements of Operations

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Revenues
Sales of vehicles	13,898.6	12,391.5	520.7	6,080.5	9,024.5	379.2
Sales of merchandise	1,405.4	112.2	4.7	46.4	38.3	1.6
Sales of spare parts and components	538.2	2,072.6	87.1	1,035.4	372.3	15.6
Rendering of services	96.6	222.7	9.4	109.1	173.0	7.3
Rental income
Revenue from leasing activities	89.4	166.5	7.0	46.3	316.1	13.3

Revenues (*)	16,028.2	14,965.6	628.8	7,317.7	9,924.2	417.0
Cost of vehicles sold	(23,327.0)	(24,660.1)	(1,036.1)	(11,329.9)	(15,439.2)	(648.7)
Cost of merchandise sold	(1,398.3)	(151.4)	(6.4)	(46.2)	(38.5)	(1.6)
Cost of spare parts and components sold	(437.2)	(1,869.1)	(78.5)	(896.2)	(230.8)	(9.7)
Cost of rendering services	(65.4)	(389.6)	(16.4)	(133.7)	(388.6)	(16.3)
Cost of leasing activities	(56.1)	(162.3)	(6.8)	(44.4)	(350.4)	(14.7)

Cost of sales	(25,284.0)	(27,232.5)	(1,144.2)	(12,450.4)	(16,447.5)	(691.1)

Gross loss	(9,255.8)	(12,266.9)	(515.4)	(5,132.7)	(6,523.4)	(274.1)
Operating expenses:
Research and development costs	(9,255.4)	(19,939.9)	(837.8)	(10,447.8)	(8,620.8)	(362.2)
Selling and distribution costs	(2,203.8)	(5,213.7)	(219.1)	(2,291.6)	(2,569.1)	(107.9)
Administrative expenses	(2,424.6)	(4,010.0)	(168.5)	(1,123.3)	(2,560.9)	(107.6)
Compensation expenses	(4,340.3)	(109.4)	(4.6)	—	—	—
Net other operating (expenses)/income	412.5	(716.4)	(30.1)	(615.5)	(98.5)	(4.1)

Operating loss	(27,067.4)	(42,256.4)	(1,775.5)	(19,610.9)	(20,372.7)	(856.0)
Finance income	446.1	88.1	3.7	79.6	41.3	1.7
Finance costs	(4,598.2)	(7,959.8)	(334.4)	(3,426.9)	(5,072.5)	(213.1)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	1,226.0	51.5	660.3	(1,279.1)	(53.7)
Investment gain	956.6	—	—	—	—	—
Share of losses from equity investees	(36.8)	—	—	—	—	—

Loss before income tax expense	(32,009.7)	(48,902.1)	(2,054.7)	(22,297.9)	(26,683.1)	(1,121.1)
Tax (expense)/income	(209.2)	(946.7)	(39.8)	(1,014.2)	27.0	1.1

Net loss for the year/period	(32,219.0)	(49,848.9)	(2,094.5)	(23,312.2)	(26,656.0)	(1,120.0)

(*)

Including sales to related parties in 2021, 2022 and the six months ended June 30, 2022 and 2023 of VND516.5 billion, VND2,378.9 billion ($100.0 million), VND1,169.7 billion and VND5,833.9 billion ($245.1 million), respectively.

Summary Consolidated Cash Flows Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(28,969.1)	(35,628.4)	(1,497.0)	(15,580.7)	(21,186.3)	(890.2)
Net cash flows (used in)/from investing activities	2,420.1	(16,038.9)	(673.9)	(5,319.7)	(14,258.9)	(599.1)
Net cash flows from financing activities	28,855.2	52,945.1	2,224.6	19,798.5	33,417.0	1,404.1
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,306.2	1,277.7	53.7	(1,101.9)	(2,028.2)	(85.2)
Cash, cash equivalents and restricted cash at the end of the year/period	3,024.9	4,271.4	179.5	1,926.5	2,267.7	95.3

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to this Offering

It is not possible to predict the actual number of ordinary shares we will issue under the Yorkville Subscription Agreement to Yorkville, or the actual gross proceeds resulting from those issuances. Further, we may not have access to the full amount available under the Yorkville Subscription Agreement.

On October 20, 2023, we entered into the Yorkville Subscription Agreement, pursuant to which Yorkville committed to subscribe for up to $1.0 billion of our ordinary shares, subject to certain limitations and conditions set forth in the Yorkville Subscription Agreement. We have the discretion to issue ordinary shares to Yorkville from time to time in accordance with the terms set forth Yorkville Subscription Agreement.

We generally have the right to control the timing and amount of any issuances of our ordinary shares to Yorkville under the Yorkville Subscription Agreement. Issuances of our ordinary shares, if any, to Yorkville under the Yorkville Subscription Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to issue to Yorkville all, some or none of the ordinary shares that may be available for us to issue to Yorkville pursuant to the Yorkville Subscription Agreement.

Because the subscription price per ordinary share to be paid by Yorkville for the ordinary shares that we may elect to issue to Yorkville under the Yorkville Subscription Agreement, if any, will fluctuate based on the market prices of our ordinary shares prior to each Advance made pursuant to the Yorkville Subscription Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such issuances, the number of ordinary shares that we will issue to Yorkville under the Yorkville Subscription Agreement, the subscription price per ordinary share that Yorkville will pay for shares issued by us under the Yorkville Subscription Agreement, or the aggregate gross proceeds that we will receive from those issuances to Yorkville under the Yorkville Subscription Agreement, if any.

Moreover, although the Yorkville Subscription Agreement provides that we may issue up to an aggregate of $1.0 billion of our ordinary shares to Yorkville, only 100,000,000 ordinary shares (excluding the 800,000 Commitment Shares to be issued to Yorkville) are being registered for resale under the registration statement that includes this prospectus. If we elect to issue to Yorkville all of the 100,000,000 ordinary shares (excluding the 800,000 Commitment Shares) being registered for resale under this prospectus, depending on the market price of our ordinary shares prior to each Advance made pursuant to the Yorkville Subscription Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $1.0 billion available to us under the Yorkville Subscription Agreement.

If it becomes necessary for us to issue to Yorkville under the Yorkville Subscription Agreement more than the 100,000,000 ordinary shares (excluding the 800,000 Commitment Shares) being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $1.0 billion under the Yorkville Subscription Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by Yorkville of any such additional ordinary shares we wish to issue from time to time under the Yorkville Subscription Agreement, which the SEC must declare effective. Additionally, we would need to obtain shareholder approval to issue ordinary shares in excess of the Exchange Cap under the Yorkville Subscription Agreement in accordance with applicable Nasdaq rules, unless the average per share purchase price paid by Yorkville for all ordinary shares issued under the Yorkville Subscription Agreement equals or exceeds $5.69, in which case, under applicable Nasdaq rules, the Exchange Cap limitation will not apply to issuances of ordinary shares under the Yorkville Subscription Agreement.

The Yorkville Subscription Agreement does not obligate Yorkville to subscribe for or acquire any ordinary shares under the Yorkville Subscription Agreement if those ordinary shares, when aggregated with all other ordinary shares acquired by Yorkville under the Yorkville Subscription Agreement, would result in Yorkville beneficially owning more than 4.99% of the then outstanding ordinary shares.

The issuance of our ordinary shares to Yorkville will cause dilution to our existing shareholders, and the sale of the ordinary shares acquired by Yorkville, or the perception that such sales may occur, could cause the price of our ordinary shares to fall.

The subscription price for the shares that we may issue to Yorkville under the Yorkville Subscription Agreement will fluctuate based on the price of our ordinary shares. Depending on a number of factors, including market liquidity, sales of such ordinary shares may cause the trading price of our ordinary shares to fall.

If and when we do issue ordinary shares to Yorkville, Yorkville may resell all, some, or none of those ordinary shares at its discretion, subject to the terms of the Yorkville Subscription Agreement. Therefore, issuances of ordinary shares to Yorkville by us will result in dilution to the interests of other holders of our ordinary shares.

Investors who buy ordinary shares at different times will likely pay different prices.

Pursuant to the Yorkville Subscription Agreement, we control the timing and amount of any issuances of ordinary shares to Yorkville. If and when we do elect to issue ordinary shares to Yorkville pursuant to the Yorkville Subscription Agreement, Yorkville may resell all, some or none of such ordinary shares in its discretion and at different prices, subject to the terms of the Yorkville Subscription Agreement. As a result, investors who purchase ordinary shares from Yorkville in this offering at different times will likely pay different prices for those ordinary shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the ordinary shares they purchase from Yorkville in this offering as a result of future issuances made by us to Yorkville at prices lower than the prices such investors paid for their ordinary shares in this offering.

Our management team will have broad discretion over the use of the net proceeds from our sale of ordinary shares to Yorkville, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our issuance of ordinary shares to Yorkville, if any, and we could use such proceeds for purposes other than those contemplated at the date of this prospectus. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. The failure of our management team to use such funds effectively, if any, could have a negative impact on our business, financial condition, operating results and cash flows.

Risks Relating to Our Business and Industry

We are a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital.

We had net losses of VND32,219.0 billion, VND49,848.9 billion ($2,094.5 million), VND23,312.2 billion and VND26,656.0 billion ($1,120.0 million) in 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. We had net cash flows used in operating activities of VND28,969.1 billion, VND35,628.4 billion ($1,497.0 million), VND15,580.7 billion and VND21,186.3 billion ($890.2 million) in 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. We expect to continue to incur operating and net losses in the near term as we scale the production of our VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

Our ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on many factors, including our ability to achieve commercial acceptance, increase utilization of our production capacity to produce EVs in large quantities as planned and increase sales of our EVs in our target markets beyond Vietnam where our operations have historically been focused, including the U.S., Canada, France, Germany, the Netherlands and, in the long-term, elsewhere in Asia and Europe and other factors discussed in this “Risk Factors” section.

Vingroup has issued support letters in connection with the audit of our 2021 and 2022 financial statements and the review of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 to the effect that Vingroup has the ability and will continue to provide financial support sufficient to meet our needs for continued operation, subject to necessary procedures to facilitate such support. Our financial statements have been issued on a going concern basis taking into consideration the support letters, our business plan and the cash and cash equivalents held by our group. The latest support letter is valid from the issuance date of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023, until the earliest of the date on which our company obtains adequate third party funding for our capital requirements or the date on which Vingroup ceases to control our company, but in all cases no sooner than the date falling 12 months after the issuance date of the unaudited consolidated interim condensed financial statements for the six months ended June 30, 2023.

We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.

The design, manufacture, sale and servicing of automobiles is a significantly capital intensive business. We had total debt (being our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND55,901.7 billion ($2,348.8 million) and VND 66,833.4 billion ($2,774.4 million) as of June 30, 2023 and September 30, 2023, respectively. Our debt service obligations for three months ending December 31, 2023 amount to VND3,115.9 billion ($129.4 million). As the Business Combination did not constitute a qualifying liquidity event in respect of our company, holders of $625.0 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup have the right to require Vingroup to redeem the Exchangeable Bonds on or about the second anniversary from the issuance dates of the Exchangeable Bonds. Thereafter, Vingroup will be contractually permitted to exercise its right to require our company to purchase VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to such repurchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet our need for continued operation. We expect to meet our present requirements in respect of working capital, obligations under our loans, borrowings and other financial liabilities and committed capital expenditures primarily by drawing on our Capital Funding Agreement with, and other expected financial support from, Mr. Pham Nhat Vuong and Vingroup, as well as our cash on hand, cash flow from operations, existing third-party loans and borrowings and the net proceeds from the Business Combination. In the next few years, we expect to require a significant amount of additional capital, including working capital, to scale the production of our VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, our production capacity expansion in both Vietnam and the U.S., showroom roll-out and other items. We will also require a significant amount of additional working capital to support our business expansion in the medium-term.

Our capital requirements will depend on many factors, including, but not limited to:

•	our need to develop new features and enhance our products;

•	our investments in manufacturing, sales and distribution infrastructure and systems and any capital improvements to our existing infrastructure and systems;

•	technological advancements;

•	market acceptance of our products and product enhancements, and the overall level of sales of our products;

•	our R&D and sales and marketing expenses;

•	our ability to control costs;

•	our ability to maintain existing manufacturing equipment;

•	opportunities for investments, acquisitions and similar actions;

•	inflationary pressures and their effect on consumer spending and our ability to obtain financing on commercially acceptable terms;

•	general economic conditions in the countries where we manufacture our EVs and in our target markets;

•	the effects of international conflicts on the international supply chains and the global economy as a whole; and

•	changes in business conditions or other unanticipated developments.

We expect to access equity and/or debt financing available in the public and private markets to meet our present and future working capital and capital expenditure requirements. Raising additional funds through future issuances of equity or convertible debt securities would likely lead to our existing shareholders suffering dilution. For example, on October 20, 2023, we entered into the Yorkville Subscription Agreement, pursuant to which we have the right, but not the obligation, to issue ordinary shares for an aggregate subscription amount of up to $1.0 billion to Yorkville. In addition, any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares.

Any debt financing that we may secure in the future may contain covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities and may also be burdensome in terms of increasing interest expenses. In addition, among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments. If interest rates remain at elevated levels or continue to rise, it may be more difficult for us to obtain debt financing on terms that are commercially favorable or in line with our budget and expectations, and our interest payments may increase.

Vingroup is our largest shareholder and has provided us with funding in the form of debt financing, corporate loan guarantees, and capital contributions. Vingroup has also issued support letters in connection with the audit of our 2021 and 2022 financial statements, as described above. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders. We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. Any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us.

We expect to continue to depend, in part, on financing and other support from our affiliates in the future, including to meet our present requirements in respect of working capital, committed capital expenditures and obligations under our loans, borrowings and other financial liabilities. There can be no assurance that in the future financing from our affiliates will continue to be available to us in sufficient amounts or at all due to their level of indebtedness, other financial obligations or overall funding position, or that, as an alternative to financing from our affiliates, we will be able to obtain third-party debt financing or access the capital markets in a timely manner and on terms that are acceptable to us or at all. For example, we may be unable to access part or all of the amounts available under the Yorkville Subscription Agreement. See “Risk Factors — Risks Relating to this Offering — It is not possible to predict the actual number of ordinary shares we will issue under the Yorkville Subscription Agreement to Yorkville, or the actual gross proceeds resulting from those issuances. Further, we may not have access to the full amount available under the Yorkville Subscription Agreement.” In addition, a number of our financing agreements provide that various payment delays or defaults by Vingroup would constitute a cross default under the terms of our agreements, and therefore an adverse change in Vingroup’s financial condition could impact our debt maturity profile and liquidity requirements.

Our outstanding indebtedness may affect our ability to obtain additional financing to meet our future requirements. Some of our financing arrangements require us and Vingroup, as guarantor, to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness.” Our collateral cover ratio fell below the required ratio in respect of loans totaling VND29,636.8 billion ($1,245.2 million) and VND2,290.6 billion ($96.2 million) as of September 30, 2022 and December 31, 2022, respectively, and in respect of certain bonds with an outstanding balance amounting to VND13,378.0 billion ($562.1 million) as of March 31, 2023. In each case, the required ratio was subsequently restored. As of September 30, 2023, our collateral cover ratio in respect of loans totaling VND16,253.0 billion ($669.1 million) fell below the required ratio. Although our collateral cover ratio in respect of a loan amounting to VND13,868.0 billion ($571.2 million) was subsequently restored as a result of the appreciation of the value of our collateral, our collateral cover ratio in respect of a loan amounting to VND2,385 billion ($97.9 million) remains below the required ratio. As of the date of this prospectus, we are in the process of restoring the collateral cover ratio in respect of such loan by providing additional assets as collateral pursuant to the relevant contractual agreement. If the value of the collateral securing our borrowings declines in the future, we will be required to provide, or arrange for, additional collateral to ensure our compliance with the terms of these financing arrangements. If we are unable to do so, including due to the inability of Vingroup to provide the support that we require, it may constitute a breach of the terms of our financing arrangements.

Any inability to raise financing on commercially acceptable terms or at all could result in our failure to implement our business plans and strategy or cause us to experience disruptions in our operating activities, and our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

We face risks associated with being a new entrant in the EV industry and the marketing and sale of our EVs in international markets where we only recently began delivering vehicles.

Our company was established in Vietnam in 2017 and commenced the delivery of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and electric scooters. In 2021, we began delivering our first EV model in Vietnam, our VF e34, and in 2022, we began accepting reservations for our second to fourth models, the VF 8, VF 9 and VF 5, with VF 8 deliveries commencing in September 2022 in Vietnam and in March 2023 in the U.S., and VF 9 and VF 5 deliveries commencing in March and April 2023, respectively, in Vietnam.

We have faced and may continue to face many of the risks and challenges typically associated with commencing operations in the relatively new EV industry. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery).

We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. The Lease Forward Program ended in September 2023. Customers may prefer to wait for the VF 8 (87.7 kWh battery) rather than purchase or lease the “City Edition,” or cancel their reservations entirely. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023 that use battery components that provide a longer driving range than the VF 8 “City Edition.” Deliveries in Europe are expected to begin in the second half of 2023. Further delays in deliveries of the VF 8 (87.7 kWh battery) could potentially lead to increases in cancelations, customer dissatisfaction or negative publicity.

Unforeseen risks associated with moving from an ICE to EV manufacturer could adversely affect us. It may be difficult to predict our future revenues and appropriately budget for our expenses given our relatively limited operating history in the EV industry. Our future success will depend on our ability to continue designing, producing and selling safe, high-quality vehicles as we transition to being an EV-only manufacturer.

In addition, a significant part of our growth strategy entails the marketing and sale of our EVs in markets outside of Vietnam. Our growth strategy will expose us to a number of risks, including, but not limited, to:

•	competition with other manufacturers whose brands are more well known in the local target market and who may have more experience and financial resources;

•	increased costs associated with developing and maintaining effective marketing, sales and service network and distributing presence in various countries;

•	risks associated with establishing and maintaining manufacturing operations in new jurisdictions;

•

unanticipated changes in prevailing economic conditions and regulatory requirements, such as rising inflation, interest rate increases by the U.S. Federal Reserve and other central banks, the availability and cost of credit and economic recession or fears thereof;

•

challenges related to compliance with different commercial, legal and regulatory requirements of the new markets in which we offer, or plan to offer, our products and services, including the potential for unexpected timing delays and additional costs;

•	our ability to expand our charging network, increase the number of available charging stations and charging points, offer fast charging and continue to improve our electric charging infrastructure;

•	our ability to offer our EVs and services at attractive prices;

•	our ability to adopt new technologies and advance our technological capabilities;

•

our ability to effectively manage our intended rapid growth, including increased order volume and the launch and production of multiple new EV models concurrently. For example, we began delivering the VF e34 (C-segment) in 2021, the VF 8 (D-segment) in 2022 in Vietnam and the VF 5 (A-segment) and VF 9 (E-segment) in 2023 in Vietnam, and we plan to begin delivering the VF 6 (B-segment) in 2023, and the VF 7 (C-segment) and the VF 3 in 2024. The successful roll out of multiple vehicles within a short span of time, particularly as a new entrant in the EV industry may subject us to additional risks which could impact our reputation;

•

our ability to produce and deliver our EVs on schedule and with the targeted specifications, which may depend on factors beyond our control, including vehicle licensing and safety and other certification processes in our target markets;

•	fluctuations in foreign currency exchange rates;

•	changes in EV subsidy policies in our target markets that adversely affect the availability or level of subsidies to us and/or our ability to compete with domestic EV makers in such markets;

•	costs associated with shipping and logistics for transporting our products to end markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	different safety concerns and measures needed to address accident-related risks in different countries and regions; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Any of the factors described above may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our brand, reputation, public credibility and consumer confidence in our business could be harmed by negative publicity, and we may not succeed in growing our brand in markets outside Vietnam.

Our business and prospects are affected by our ability to grow our brand in markets outside Vietnam. We expect that our ability to develop, maintain, and strengthen credibility and confidence in our brand will depend on the acceptance of our vehicles in new markets, our ability to deliver vehicles that meet our target specifications within the announced delivery schedules, general customer satisfaction and the success of our marketing and branding efforts, among other factors.

Our reputation and brand are vulnerable to threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. As a new entrant in the EV industry and Vietnam’s first global EV manufacturer, we have received, and expect our company and our EVs to continue to receive, heightened attention and scrutiny, including in the media in our international target markets and on social media, and particularly as we begin to deliver our vehicles in international markets in larger quantities in 2023 and beyond.

Any negative media or social media coverage, reviews or reviews that compare us unfavorably to competitors could adversely affect our brand, consumer confidence and demand for our vehicles. For example, we have been the subject of negative press in relation to our introduction of the VF 8 “City Edition” in the U.S. market and the VF 8 “City Edition” shorter driving range compared to our forthcoming VF 8 (87.7 kWh battery), delays in U.S. deliveries of the VF 8 and the reduction of our workforce in the U.S. and Canada as we sought to optimize our North America operations. In October 2022, we recalled approximately 700 of our VF e34 vehicles, which we sell exclusively in Vietnam, after being informed by our airbag supplier that certain side impact sensors for the airbags could malfunction. In February 2023, we recalled approximately 2,700 of our VF 8 vehicles sold in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in our global inventory. In May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. See “—We may be unable to adequately control the costs associated with our operations.”

Such recalls, whether voluntary or involuntary, and delays in production, shipment and/or delivery of vehicles could harm our reputation, particularly as a new entrant, and discourage additional reservations and vehicle sales, and otherwise materially and adversely affect our business and operations. Negative publicity about us could lead customers to cancel reservations and affect our ability to attract new reservations and to attract and retain suppliers, other business partners, management and key employees, which in turn could adversely affect our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by our company or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation and public credibility and cause us to incur significant costs to defend ourself. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand, public credibility and customer confidence in our products, or subject us to regulatory inquiries, investigations or lawsuits. Our management may be required to dedicate significant time and we may incur additional costs on marketing activities to respond to negative publicity directed at us and rehabilitate our brand and reputation.

Any negative media publicity about the EV industry or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our brand, public credibility and consumer confidence by association, and may also affect the value of your investment.

Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.

Our growth strategy depends in part on our ability to offer a competitive EV offering relative to our peers and to continue augmenting our “technology for life” offering, increase our global reach to meet demand, innovate our commercial approach, expand our vehicle offerings (including in response to customer and industry feedback), enhance and refine our service offering, pursue enhanced manufacturing automation and capacity expansion, broaden our ancillary revenue streams, pursue organic and inorganic growth opportunities and promote and invest in our ESG initiatives. In particular, pricing and driving range are key competitive factors in the EV industry.

As we introduce new vehicles and services or refine, improve or upgrade versions of existing vehicles and services, we cannot predict the level of market acceptance or the amount of market share these vehicles or services will achieve, if any. We have had delays in our initial delivery targets and cannot assure you that we will not experience material delays in the entry into new markets and the introduction of new products and services in the future. We offered the “City Edition” VF 8 in the U.S. on a one-time, limited basis to commence deliveries of our VF 8 model. The “City Edition” VF 8 has a lower range per charge than VF 8 (87.7 kWh battery) and is being offered at a $3,000 discount to the suggested retail price of the VF 8 (87.7 kWh battery) to encourage customers who have existing reservations of the VF 8 to take delivery of the VF 8 “City Edition” instead of waiting for the VF 8 (87.7 kWh battery). We commenced deliveries of the VF 5 and VF 9 in early 2023 in Vietnam. We also plan to begin delivering the VF 8 (87.7 kWh battery), VF 6 in 2023, and the VF 7 and the VF 3 in 2024. If there are any delays in the delivery of the new versions or models, or they do not perform as expected or otherwise are not well-received by the market, our prospects would be materially and adversely impacted. Consistent with our strategy of offering new vehicles and vehicle refinements, we expect to continue to use a substantial amount of capital for product refinement, research and development, and sales and marketing.

If we are unable to successfully implement our long-term growth strategy, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The automotive industry is highly competitive. We compete on many factors, including pricing, TCO, brand recognition, product quality, features (including driving range) and designs, after-sales policy and manufacturing scale and efficiency.

We compete for sales with established EV manufacturers and new entrants, including established ICE vehicle manufacturers that have entered or are seeking to enter the EV segment, earlier entrants into the EV industry and new EV companies. Some of our competitors may have established market positions, well known brands and relationships with customers and suppliers. Competition for EVs could intensify in the future, including due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, new market entrants into the EV space and consolidation in the worldwide automotive industry. We expect that more competitors will enter the EV market, and these new entrants will further increase competition. Further, we may experience increased competition for components and other parts of our vehicles, which may have limited supply.

We also compete across an array of factors, any of which could affect the competitiveness of our EV offerings, including pricing and total cost of ownership, driving range, brand recognition, product design, after-sales policy and manufacturing scale and efficiency. For example, in January 2023, the EV industry experienced a series of price reductions following the announcement of price cuts by one of the major industry players. We have also decided to offer the VF 8 “City Edition” in the U.S. at a $3,000 discount to the suggested retail price of the VF 8 (87.7 kWh battery) and have also offered the leasing option for the VF 8 “City Edition” at a significantly discounted lease price. We monitor competitive factors on an ongoing basis and may from time to time adjust our prices and provide promotions due to competitive factors beyond our control, such as industry trends and pricing pressure, could adversely affect our margins and profitability.

Competition in automotive industry could further intensify in the future in light of increased demand, continuing globalization and consolidation in the worldwide automotive industry, among other factors. Increased competition may lead to lower sales or further downward pricing pressure on the VF 8 or on other models, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We market our EVs in multiple markets that use different driving range testing standards while our EVs are in different stages of development. In addition, the driving range and overall performance of our EVs will depend on many factors beyond our control, including driving habits and conditions. Therefore, the advertised driving range, certified driving range and actual driving performance of our EVs may all differ. As a result, we may be subject to negative publicity, and our business may be adversely affected even if such press is inaccurate.

EVs are required to undergo various testing and approval processes, including driving range certification according to EPA (in the U.S.) or WLTP (in Europe) standards, before they can be sold in a particular market. EPA testing standards typically produce a lower driving range than WLTP testing standards. Marketing and advertising for the EV generally begins before these testing and approval processes are complete and therefore may use internal company estimates of features such as driving range. We have or will promote our EVs using the WLTP or EPA driving range (depending on the market and stage of development), and not necessarily both ranges, in different instances. In addition, the estimated and certified driving ranges of our EVs may differ. Finally, we offer our EVs in various trims that have different performance capabilities (for example, our Plus trim vehicles typically have luxury features than the Eco trim version of the same vehicle, but a lower driving range). Any one or more of these factors related to driving range may attract negative media coverage that can harm our reputation, brand and demand for our EVs and may lead to customer dissatisfaction.

Potential investors should also take note of the section “Presentation of Financial and Other Information,” which explains the presentation of WLTP and EPA driving range data in this prospectus and the inherent limitations to consistency and comparability of that data.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including establishing our manufacturing factory in Vietnam, designing and developing our EV models, the VF e34 (C-segment), VF 8 (D-segment), VF 9 (E-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment) and VF 3 (mini cars segment), purchasing and maintaining equipment and tooling, procuring required parts and raw materials, building our network of sales and servicing infrastructure through our partnerships and developing our charging infrastructure in Vietnam. We expect to incur further costs that will impact our profitability, including costs associated with developing new EV models, upgrading existing models, procuring car components and raw materials, ramping up production at our manufacturing facility in Hai Phong, establishing new manufacturing facilities, hiring and retaining qualified employees to meet our growing business needs, further expanding our charging infrastructure in Vietnam and internationally and marketing our EVs and our brand in existing and new markets and other after-sale policies. These costs may increase due to many factors, including factors beyond our control, such as higher transportation costs, currency fluctuations, tariffs, inflation and adverse economic or political conditions.

In June 2023, we announced an additional goodwill after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The policy applies to our customers in all markets from June 15, 2023 until further notice, and the level of support varies across markets and based on the types of issue.

The prices for parts and raw materials may fluctuate depending on factors beyond our control, including market conditions, inflation, supply chain shortages and global demand for these materials. Inflationary pressures in 2021 and 2022 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. Our initiatives to alleviate inflationary pressures may not be successful or sufficient.

In addition, we have been and in the future may be required to recall our EVs for performance or safety-related issues. In October 2022, we recalled approximately 700 of our VF e34 vehicles, which we sell exclusively in Vietnam, after being informed by our airbag supplier that certain side impact sensors for the airbags could malfunction. As of June 30, 2023, we have completed servicing on approximately 90.0% of the recalled VF e34 vehicles. In February 2023, we recalled approximately 2,700 of our VF 8 vehicles sold to retail customers in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in our inventory. As of June 30, 2023, we have completed servicing on approximately 96.0% of the recalled VF 8 vehicles in Vietnam. In May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. As of June 30, 2023, we have completed servicing on approximately 30.2% of the recalled VF 8 vehicles in the U.S.

Any future recalls such as these will require us to incur additional costs and, if significant, could have a material adverse effect on our results of operations, financial condition and cash flows. Furthermore, there can be no assurance that we will be willing or able to recover any increased costs by increasing the prices of our EVs. Future increases in the cost of shipping, parts or raw materials could increase our costs and lower our margins. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

Our results of operations reflect sales of ICE vehicles in Vietnam even though we ceased production of ICE vehicles and completed the ICE Assets Disposal during that year.

In connection with our strategic decision to transform into an EV-only manufacturer, we have fully phased-out production of ICE vehicles and completed the ICE Assets Disposal to VIG in early November 2022. For more information about the ICE Assets Disposal, see “Corporate History and Structure—Phase-out of ICE Vehicle Production.” Notwithstanding our cessation of ICE vehicle production in early November 2022, our results of operations for 2022 and the six months ended June 30, 2023 include the results of our ICE vehicle manufacturing business because, while we ceased production of ICE vehicles in November 2022, we recognize revenue for each ICE vehicle at the time that the vehicle is delivered to the customer. In addition, we have an insignificant number of ICE vehicles remaining to be sold in Vietnam in 2023.

We have retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced and we have retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG or other parties outside of our Group. We have incurred and will incur additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses. We have also extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that we produced prior to ceasing our ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. Accordingly, we expect to incur costs in the future related to legacy ICE vehicles warranties.

In addition, certain of these ICE vehicle components and spare parts suppliers are also our intended suppliers for our EV vehicles and any differences or disputes in respect of ICE vehicle supply contracts could adversely affect our general business relationship and our ability to acquire necessary EV vehicle parts and components, which in turn could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our historical results of operations are not, and our past growth may not, be indicative of our future performance or prospects.

This prospectus includes financial information as of December 31, 2021 and 2022 for the years then ended and as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 derived from the consolidated financial statements of VinFast Auto Ltd.

We operated primarily as an ICE vehicle manufacturer prior to 2022. In January 2022, we announced our strategic decision to cease ICE vehicle production to transform into a pure-play manufacturer of EVs. In early November 2022, we fully phased-out production of ICE vehicles and completed the ICE Assets Disposal to our shareholder, VIG. In 2022, while gradually phasing out our legacy ICE vehicle manufacturing operations, we also invested in R&D for new EV models and ramped up production of our EVs, leading to our initial deliveries of the VF e34 and VF 8 in Vietnam. During the year, we also grew our footprint outside of Vietnam by opening reservations for the VF 8 and VF 9 in North America and Europe and making our initial shipment of the VF 8 “City Edition” to the U.S. in December 2022. In early 2023, we commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. For these reasons, we believe that our results of operations during the periods presented in this prospectus are not comparable. Moreover, the historical financial information included in this prospectus may not be indicative of our future performance or prospects. We have experienced rapid growth of our business in the past as an ICE vehicle manufacturer with operations focused on our home market of Vietnam where our parent company’s Vingroup brand is well recognized, we offer a range of marketing initiatives and promotions and we believe domestically produced vehicles have certain competitive advantages. There can be no assurance that we will be able to achieve similar rapid growth of our business in our international markets where the business, regulatory and consumer landscapes may differ significantly from Vietnam. As such, our past growth and historical financial results of operations may not be indicative of our future performance or prospects.

We are dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us.

We depend on third-party suppliers for key components in our vehicles, including battery packs, axles, chassis, seats, semiconductor chips, interior parts, and steering columns. We also procure raw materials required to manufacture and assemble our vehicles, such as steel, aluminum and resin. Raw materials such as these are also used by our battery cell suppliers. Raw materials may be subject to price fluctuations due to various factors beyond our control, including market conditions and global demand for these materials, which may directly or indirectly, have an adverse impact on our operating costs and profit margins. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

If suppliers become unable to provide, or experience delays in providing components and raw materials, our business could be disrupted, including our ability to meet our targeted schedules for vehicle deliveries and the rollout of new features. If existing supply agreements are terminated or renewed on less favorable terms, we may face difficulty or delays in finding replacement suppliers able to provide components or other supplies of comparable quality. Any such alternative suppliers may be located a long distance from our manufacturing facilities, which may lead to increased costs or delays, or the terms of such new agreements may be made on less favorable terms. If our manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there has been a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted.

We source the battery cells and battery packs in our EVs from third party suppliers. Driving range is a key competitive factor in the EV industry, and our success depends in part on our ability to continue to deliver efficient EVs as we develop future EV offerings. Our success depends, in turn, on the ability of our battery partners to deliver high-quality and high-capacity battery components that will allow us to provide a competitive EV offering in terms of driving range and to do so in quantities that meet our requirements as we grow.

Our battery suppliers include our affiliate, VinES, which is a key battery pack supplier to us and is in the process of developing battery cell production capabilities in Vietnam. On October 11, 2023, we announced our intention to acquire VinES from our Chairman, Mr. Pham Nhat Vuong. While we have not experienced a material disruption in the manufacture of our vehicles due to any shortages in the supply of battery cells, we cannot assure you that we will be able to continue to obtain a sufficient number of battery cells, components or battery packs at a reasonable cost to support our operations. We cannot assure you that VinES, a recently established EV battery supplier, and other third-party suppliers will be able to meet our battery cell and battery pack requirements in the manner that we expect. Furthermore, as we seek to increase our production capacity in the future, the impacts of global supply constraints, if they continue, may be magnified in the future.

Changes in business or macroeconomic conditions, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from suppliers. Such events could pose challenges or delays to the construction of, and ramp up at, new facilities, such as our planned manufacturing facility in North Carolina, by adversely impacting the availability or costs of raw materials and components used in the construction of such facilities or production of our vehicles. Under our supply agreements, we have in the past, and could again in the future, be subject to penalties and price adjustments as a result of any volume shortfalls in our orders.

Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. For example, following Russian military actions related to Ukraine in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, have increased. Such disruptions to the global economy, together with inflationary pressures, has at times disrupted, and in the future may disrupt, the global supply chain and affect our ability to secure (or the cost of securing) components, raw materials or other supplier. In the past, global supply chain disruption has in turn adversely impacted the delivery schedule for our vehicles. An increase in raw material costs may require us to increase our product prices, which could adversely impact our price competitiveness. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances. The U.S. Federal Reserve raised the benchmark federal-funds rate from near-zero in March 2022 to 5%, to 5.5% in July 2023 and it is possible that the U.S. Federal Reserve will continue to increase the funds rate. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies.

Suppliers may experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. The unavailability of any component or supplier could, if not covered by contingency supplier plans, result in delays in production, deliveries and rollouts of new EV models and new features, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products and services. A portion of our parts and components are obtained through short- and medium-term orders rather than long-term supply agreements. This may expose us to fluctuations in prices of components, materials and equipment.

Semiconductor chips are a vital input component to the electrical architecture of our EVs. There has been a global shortage of semiconductor chips since 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips. Although we have sought to manage the impact of the shortage through proactive inventory management and close collaboration with our suppliers, the shortage has resulted in increased chip delivery lead times and increased costs to source available semiconductor chips, which has led to delays in our production. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, we may incur higher production costs and our ability to deliver our vehicles on schedule and in sufficient quantities to fulfill customer reservations and to support our growth through sales to new customers would be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of vehicles due to a continuing shortage of semiconductor chips may harm our reputation and discourage additional reservations and vehicle sales, and otherwise materially and adversely affect our business and operations. Other shortages may occur in the future and the availability and cost of the affected components may be difficult to predict.

Cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data, and income, reputational harm, and diversion of funds. While we conduct risk assessments and gap analyses and have implemented monitoring and defense solutions for our networks, devices applications, data, system processes and users and designed our EVs to comply with cyber-security standards in the relevant target markets and to offer in-vehicle solutions to protect them from and respond to risks in real time, there can be no assurance that any mitigation measures that we have taken or will take will be successful in preventing or minimizing the consequences of cyber-attacks or similar incidents.

Our success will be dependent upon our ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of our vehicles and to create relationships with new suppliers.

Our success will be dependent upon our ability to maintain our relationships with existing suppliers and enter into new supplier agreements. We rely on suppliers to provide key components and technology for our vehicles. Supplier agreements that we have, and may enter into with key suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any supply chain disruption could affect our ability to deliver vehicles and could increase our costs and negatively affect our liquidity and financial performance.

The process of establishing manufacturing facilities outside of Vietnam, and expanding our capacity within Vietnam, may be subject to delays or cost overruns, may not produce expected benefits or may cause us to not meet our projections for future production capacity.

We are planning to establish manufacturing facilities outside of Vietnam and have identified the U.S. and Indonesia for our initial and subsequent international expansion of our manufacturing activities. In addition, we plan to expand our capacity at our Hai Phong facility. Our ability to meet delivery timelines could be impacted, which would impact our sales volume and could impact our reputation. Construction and expansion of EV manufacturing facilities involve significant risks and capital. Unforeseen events could lead us to adjust our plans and impact our projected production capacity. We could experience construction delays or other difficulties beyond our ability to control or predict. Any failure to complete these capital-intensive projects on schedule and within budget could adversely impact our business, financial condition, results of operations, cash flows and prospects. Construction projects are subject to supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution and hazardous waste discharge permits, work safety approvals, fire protection approvals and the completion of inspection, acceptance and other applicable procedures by relevant authorities. There may also be delays and foreseen costs in obtaining the relevant licenses, permits and approvals to operate these facilities, which in turn could impact our business, financial condition, results of operations, cash flows and prospects.

Our reservations may not result in completed sales of our vehicles and our actual vehicle sales and revenue generated for our sales could differ materially from the number of reservations received.

Our reservation program for our vehicles requires customers to place a small reservation fee. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select. We have experienced cancelations in the past, and it is possible that a significant number of customers who reserved our vehicles, including corporate customers and third party dealers with multi-vehicle orders as well as customers that have reserved multiple EVs, may not ultimately complete their purchases for any reason, including due to reasons and factors which may be outside of our control, such as rising inflation, deterioration of economic conditions in our end markets, and the availability and cost of consumer credit. We do not typically verify the identity of customers making reservations. Customers who have made reservations may have made reservations for multiple vehicles while deciding which vehicle to ultimately purchase and may continue to evaluate the attractiveness of vehicle pricing and other factors, in each case up until the time they are given the opportunity to place orders. The wait time from the time a reservation is made until the time the vehicle is delivered, and any delays beyond expected wait times, could impact consumer decisions on whether to ultimately make a purchase and result in customer dissatisfaction. From time to time, we have experienced delayed vehicle deliveries which have resulted in customer dissatisfaction, and there can be no assurance that this will not happen again in the future. As we recognize revenue upon the sale of a vehicle at the time the vehicle is delivered to the customer, our reservation numbers may not be indicative of our future revenue generations and prospects. Furthermore, a portion of our reservations represent reservations made by Vingroup employees who receive discounts on interest payments with respect to vehicle financing as employees of Vingroup-affiliated companies. As a result, our historical pace of attracting reservations may not be indicative of our pace of attracting reservations in the future.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs. Demand for EVs may be affected by many factors, such as factors directly impacting EV prices or the cost of purchasing and operating EVs such as sales and financing incentives, prices of raw materials and parts and components, cost of petroleum and governmental regulations, including tariffs, import regulations, evolving technical regulations and standards, and other taxes. Concerns over global economic conditions, stock market volatility, energy costs, geopolitical issues, inflation and central banks’ decisions to increase interest rate increases in response, the availability and cost of credit, and slowing of economic growth and forecasts of a recession in our target markets and the global economy may dampen demand for EVs. Demand for EVs may also be adversely affected by increases in demand for ICE vehicles relative to demand for EVs, which in turn may be driven by many factors. Volatility in EV demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The market for EVs is still evolving, characterized by changing EV and alternative fuel technologies, a competitive pricing environment, evolving government regulations and industry standards, and changing consumer demands and behaviors. We may be unable to keep up with changes in EV technology or alternatives to battery-generated electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative fuel technologies, such as hydrogen, ethanol, fuel cells, or compressed natural gas, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as consumer’s preferred alternative to our vehicles. As technologies change, we will need to source and integrate the latest technology into our vehicles. The introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles. Any failure by us to cost efficiently implement new technologies or adjust our manufacturing operations could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If there is inadequate access to EV charging stations or related infrastructure, our business may be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability and quality of our charging infrastructure. In Vietnam, we face risks associated with owning and operating our EV charging station network and must ensure that our network reach and infrastructure is sufficient to meet our customers’ needs. Outside of Vietnam, we market our VinFast Power Solutions program and our ability to provide our customers with stress-free charging services, including access to a network of charging stations through strategic partnerships. In the U.S., we rely on our partners, Electrify America and EVgo, to provide our U.S. customers with charging solutions at their networks of EV charging stations.

Our partners’ charging infrastructure could be impacted by challenges such as:

•	logistics issues, including any delays or disruptions in the provision of charging services at the charging stations;

•	integration with electronic payment platforms;

•	successful integration of our EVs with third-party charging networks;

•	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

•	obtaining any required permits, land use rights and filings;

•	the potential for lack of customer acceptance of our partners’ charging solutions; and

•	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are currently less widespread than gas stations in all of our target markets. The lack of more widespread charging infrastructure could lead to potential customers choosing not to purchase our EVs. Although we intend to establish far-reaching charging networks in our target markets, we and our charging solutions partners may be unable to expand our charging networks as fast as we intend or as the public desires, or to place the charging stations in places our customers believe to be optimal. There can be no assurance that our partners will continue to work with us on terms acceptable to us, or at all. To the extent we or our charging solutions partners are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected. If we are unable to meet user expectations or experience difficulties in providing our charging solutions, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Any reduction, elimination, alteration, ineligibility, unavailability or discriminatory application of government subsidies, favorable trade policies and free trade agreements and economic incentives that we currently or expect to receive may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our vehicles. In particular, we benefit from favorable tax concessions in Vietnam and the U.S. For example, in Vietnam, we are entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation). As a result of such tax incentives, for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0% . These income tax incentives will be phased out gradually over the years until 2033. The phase-out and expiry of the corporate income tax incentives may adversely affect our results of operations. Conversely, applicable laws may impose additional barriers to electric vehicle adoption, including additional costs and adversely affect the growth of the alternative fuel automotive markets and our business, financial condition, results of operations, cash flows and prospects. Incentives may also be put in place which benefit alternative technologies, which could adversely impact demand for EVs.

In certain markets, customers may also benefit from government incentives for the purchase of electric vehicles in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives may lower customer purchase costs or provide savings in connection with the purchase of EVs or use of EV infrastructure. For example, the IRA provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in the U.S., the final assembly of the vehicle be conducted in the U.S., the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in North Carolina. Commissioning of the facility is targeted for 2025. Once this facility commences operations and final assembly of our EVs, our customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We are monitoring the issuance of the detailed guidance on these requirements by the Internal Revenue Service (“IRS”) and will be evaluating the guidance’s implications on our supply chain ecosystem in order to satisfy such requirements. If purchases of our EVs are not able to qualify for tax credits under the IRA, demand for our EVs may decrease. There is uncertainty as to the expected benefit or impact from the IRA due to the IRA’s eligibility criteria related to consumer income, battery components and critical minerals. In addition, under the IRA, qualifying used EVs will also be eligible for a tax credit, which could cut into the sales of new EVs. Further, to the extent our vehicles now or in the future benefit from incentives, incentives may take time to be disbursed and may not impact customer purchase decisions as expected. Incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. There is no guarantee that the rebates, tax credits or other financial incentives for alternative energy production, alternative fuel, and EVs which have been made available will be available in the future. If current tax incentives are not available in the future, demand for EVs may stagnate or decline, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We commenced the process of documenting and testing our control procedures in the fourth quarter of 2022 in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, and during the course of this assessment we may identify certain weaknesses and deficiencies in our control over financial reporting other than those summarized below. Beginning with our second annual report following the consummation of the Business Combination, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, our independent registered public accounting firm will be required to formally attest to and report on the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” (“EGC”) (as defined in the JOBS Act). See “—Risks Relating to Being a Public Company—We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls are designed, documented, operated or reviewed. Remediation efforts may not enable us to avoid a material weakness in the future.

Although efforts to document, test, evaluate and remediate our internal control over financial reporting are in progress, there is a risk that we will not be able to conclude, within the prescribed timeframe, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Testing and maintaining internal control may divert our management’s attention from other matters that are important to our business. During the evaluation and testing process, we may identify one or more material weaknesses in internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our ordinary shares to decline and could subject us to investigation or sanctions by the SEC. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements and comply with applicable laws and regulations could be impaired.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of our consolidated financial statements as of December 31,

2022 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified by management related to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and the SEC rules to prepare consolidated financial statements and related disclosures completely and accurately.

We have adopted a remediation plan to address the material weaknesses identified above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting” for details of our remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

We cannot assure you that we will successfully implement our remediation plan, or that our remedial efforts will be sufficient to address the control deficiencies that led to the material weaknesses in internal control over financial reporting, or that they will prevent potential future material weaknesses or control deficiencies. If our remediation efforts are not successful or other material weaknesses or control deficiencies are identified in the future, the accuracy and timing of our financial reporting may be adversely affected, and consequently we may be unable to file timely periodic reports in compliance with securities laws and stock exchange listing requirements, which may diminish investor confidence in our financial reporting and our share price may decline.

Additionally, we have not performed an evaluation of our internal control over financial reporting as permitted under the JOBS Act; accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the consummation of the Business Combination.

Our vehicles currently make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame.

The battery packs in our EVs make use of lithium-ion cells. On rare occasions, lithium-ion cells have been reported to vent smoke and flames in a manner that can ignite nearby materials. If the battery packs in our EVs experience failure, it could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business. In addition, we store lithium-ion cells at our EV manufacturing facilities, which could prove hazardous if not stored and handled properly, resulting in damages, injuries or adverse publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage products may indirectly cause indirect adverse publicity for our industry as a whole, us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, cash flows and prospects.

We collaborate with a range of third parties, including for certain business partners for key aspects of our business, and any failure of these partners to deliver their services adequately will adversely impact our business, operations, reputation, results of operations and prospects.

We contract with third parties to provide certain products and services to our customers. The battery packs in our EVs are supplied by VinES and other third parties. The charging network access that we provide in international markets are owned and managed by third party charging network infrastructure providers. In Vietnam, although we provide our own charging stations, we rely on third party infrastructure providers for support of our charging network services and equipment, and may also engage third parties to provide certain after-sales services, such as body repairs and roadside assistance. We have entered into arrangements with financial institutions to provide consumer financing for our EVs. We plan to partner with third parties for after-sales services during our initial expansion outside of Vietnam, including roadside and off-road assistance and collision repairs.

Although we take care to select our third-party business partners and contractors, we cannot control their actions. If our vendors fail to perform as we expect, our operations and reputation could suffer if the failure harms the vendors’ ability to serve us and our customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. We may not be able to renew or enter into new arrangements with our third-party providers on terms satisfactory to us. If we successfully grow our business as expected, our third-party providers will be required to meet increased requirements from us as we seek to serve greater customer demand.

We also depend, directly and indirectly, on third-party construction contractors for the expansion of our manufacturing capacity. We plan to construct manufacturing facilities in the U.S. and expand the capacity at our manufacturing facility in Hai Phong, Vietnam. In part to support our battery requirements, VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. Any delay or deficiency in the work of such third-party contractors could, directly or indirectly, have a material and adverse effect on our business, operations and prospects.

The use of third-party vendors represents an inherent risk to us that could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may experience issues with the recycling of our lithium-ion cells and battery modules, which may harm our business and reputation.

Our business requires us to dispose of battery components used in the production of our EVs. Our ability to appropriately and efficiently handle the recycling of our lithium-ion cells and battery modules will depend on our and our partners’ ability to develop and put in place efficient and low-cost recycling capabilities and processes that meet future recycling needs.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success. We have developed some of our technologies in-house, and we also collaborate with third-party business partners, including our affiliates in the Vingroup technology ecosystem, for the design and continued development of our EV offerings. We have invested in our research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. A delay in the development or regulatory approval (if applicable) of technologies for our new EV models could delay our expected timelines to bring new vehicles to market or to provide upgrades to existing models or generally fail to meet customer demand, which would in turn damage our brand and reputation, adversely affect our business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, or if we are unable to coordinate with vendor and suppliers in a timely and effective manner, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the vehicles. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. For example, in May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, we expect to periodically deploy updates to the software (whether to address issues, deliver new features or make desired modifications). If our OTA update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers’ vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the OTA update until properly addressed. If those remote updates fail, cause malfunctions, do not function as anticipated or have unintended consequences, the functionality of our customers’ EVs and the safety of users of the vehicle could become compromised. Such OTA updates must also comply with applicable regulations and standards.

In the design, development and production of our vehicles, we utilize third-party software and complex technological hardware, some of which are licensed to us pursuant to licensing agreements and others which we have acquired from experienced business partners through technology transfer transactions. The development and implementation of such technologies in our EVs is inherently complex and requires that we coordinate with our business partners, vendors and suppliers to integrate such technology into our EVs and ensure the interoperability of the various parts. If we are unable to develop the software and technology systems necessary to operate our vehicles, our competitive position could be harmed. We may also fail to detect defects and errors that are subsequently revealed, and our control over the performance of third-party services and systems may be limited.

The occurrence of software or hardware issues or other difficulties involving our technology or other systems can adversely impact the customer experience and result in customer dissatisfaction with our vehicles. If we are unable, particularly as a new entrant to the EV industry, to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly or otherwise achieve customer satisfaction, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We provide a manufacturer’s warranty on all new vehicles at the time of sale as well as a warranty on batteries in our EVs. In addition, notwithstanding the sale of the ICE Assets to VIG, the liabilities continue to rest with us. Pursuant to the warranties associated with the ICE vehicles, we are responsible for servicing the ICE vehicles and handling the warranty claims over the life of the warranty. We have extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that we produced prior to ceasing our ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. We also offer a warranty for battery of 10 years, together with our battery subscription program for the duration of the battery lease, which may be longer than the warranty period under our outright sale model. Our battery subscription program will provide for replacement or repair in case the battery capacity falls under 70% for the duration of the battery lease.

We maintain a warranty reserve for these obligations. The amount of the warranty reserve represents our best estimate of the projected costs to repair or replace items under warranties, as well as the nature and frequency of future claims. We cannot assure you that the warranty reserves that we maintain will be sufficient to fully cover claims that may arise. In addition, given the durations of our vehicle manufacturer’s warranty offering of up to 10-year / 125,000-mile and battery warranty under the battery subscription program, we may encounter unforeseen or higher costs. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

If our vehicle owners customize our vehicles with aftermarket products, or attempt to modify our vehicles’ charging systems, the vehicles may not operate properly, which may create negative publicity and could harm our brand and business.

Automotive enthusiasts may seek to alter our vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety and security of our vehicles and any injuries resulting from such modifications could result in adverse publicity, which may negatively affect our brand and thus harm our business, financial condition, results of operations, cash flows and prospects.

We may be subject to risks associated with autonomous driving technologies.

Our vehicles are being designed with connectivity for an autonomous hardware suite and will offer some autonomous functionality, such as lane change and remote parking. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on driver interactions, and drivers may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny, and further regulation. Moreover, any incidents related to autonomous driving systems of our competitors could adversely affect the perceived safety and adoption of our vehicles and autonomous driving technology more broadly. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers or satisfy changing regulatory requirements which would require us to redesign, modify or update our autonomous hardware and related software systems.

Our business depends on the continued efforts of our people and our ability to recruit new talent and our operations may be disrupted if we lose their services.

Our success depends on the continued efforts of our people, including our key management and employees with expertise in various areas. We had turnover in some of our key management and other personnel in the past, including certain senior executives in 2021 and 2022. In addition, we consolidated our North America operations in February 2023, which resulted in turnover in country-level management and other personnel. If our personnel are unable or unwilling to continue their services with us, we might not be able to replace such personnel in a timely manner or without incurring additional costs or we might not be able to find replacements with appropriate experience. The automotive industry is characterized by high demand and intense competition for talent, and as we build our brand and become more well-known outside of Vietnam, the risk that competitors or other companies may seek to hire our talent could increase. In addition, we may need to expend significant time and expense to train new employees that we are required to hire.

We may be compelled to undertake product recalls or other actions, which could adversely affect our reputation and brand, and our business, financial condition, results of operations, cash flows and prospects.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. In October 2022, we recalled approximately 700 of our VF e34 vehicles, which we sell exclusively in Vietnam, after being informed by our airbag supplier that certain side impact sensors for the airbags could malfunction. The recall procedure entails the replacement of the airbag’s side impact sensor and reconfiguration of the airbag control module. As of June 30, 2023, we have completed servicing on approximately 90.0% of the recalled VF e 34 vehicles. The costs related to the recall will be borne by the supplier, including the costs of work performed at our service shops in Vietnam. In February 2023, we have recalled approximately 3,800 of our VF 8 vehicles sold to retail customers in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in our inventory. As of June 30, 2023, we have completed servicing on approximately 96.0% of the recalled VF 8 vehicles in Vietnam. In May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. As of June 30, 2023, we have completed servicing on approximately 30.2% of the recalled VF 8 vehicles in the U.S.

Although we do not believe our results of operations have been directly materially affected by these recalls, we cannot assure that these recalls will not lead to other adverse consequences or reputational harm. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, cash flows and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other geopolitical risks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Global pandemics, epidemics, or fear of spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on our business, financial condition, results of operations, cash flows and prospects. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impact on the global economy and our business for an unknown period of time.

In August 2022, Nancy Pelosi, the former Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the People’s Republic of China (“PRC”) government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. Against this backdrop, we cannot assure you that future developments in the relationship between mainland China and Taiwan will not adversely affect our supply chain, our industry and the global economy and our business, financial condition and results of operations.

Our servers and data are located in data centers that have implemented data protection and disaster recovery measures and protocols, backup systems and redundancies. Nevertheless, fires, earthquakes, floods, typhoons, power loss, telecommunication failures, break-ins, riots, terrorist attacks or other similar events at the sites of our service providers may still cause damage or interruption to our systems and operations. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, results of operations, cash flows and prospects.

We will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We intend to operate in numerous markets worldwide and as such will be exposed to risks stemming from fluctuations in currency and interest rates. Our exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. We also import some supplies and components used in the manufacture of our EVs. Meanwhile our use of various forms of financing to cover future funding requirements for our activities, including loans and borrowings denominated in foreign currencies, further expose us to variable rates of interest and foreign exchange rate fluctuations, which can affect our net revenues, finance costs and margins. As of December 31, 2022 and June 30, 2023, 63.9% and 54.8% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) was denominated in U.S. dollars, 35.9% and 45.2% was denominated in Vietnamese Dong and 0.2% and nil was denominated in euros, respectively. An increase in interest rates will increase our debt service obligations in respect of existing borrowings. As of December 31, 2022 and June 30, 2023, VND53,617.4 billion ($2,252.8 million) and VND55,288.9 ($2,323.1 million), or 95.4% and 98.9% of our total debt had floating interest rates, respectively. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

In addition, we intend to offer financing of our vehicles to potential customers through a third-party financing partner or partners and are subject to risks of interest rate changes that affect the availability of affordable consumer credit. For example, in the U.S., in response to rising rates of inflation, the Federal Reserve Board increased the benchmark federal funds interest rates multiple times in 2022, and has signaled that there may be additional federal funds interest rate increases during 2023. This rising rate environment and the speed with which it has been occurring could negatively impact our customers’ desire or ability to obtain financing to purchase or lease our vehicles.

Risks Relating to Our Relationship with Vingroup

Our corporate actions that require shareholder approval will be substantially controlled by our controlling shareholders who will have the ability to control or exert significant influence over such matters, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment.

Vingroup, VIG and Asian Star hold equity interests of 50.8%, 33.0% and 14.7% in our company, respectively. Each of these shareholders is majority owned by our Chairman, Mr. Pham Nhat Vuong. While our business will be managed by, or under the direction or supervision of, our directors, as long as these shareholders and our Chairman continue to control shares representing a majority of our voting power, they will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. If our controlling shareholders do not dispose of their ordinary shares, they could retain control over us for an extended period of time or indefinitely. Our controlling shareholders may decide to sell a significant portion of our ordinary shares to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our other shareholders. Business opportunities may arise that are attractive to us and our controlling shareholders’ other interests, and there can be no assurance that our controlling shareholders will direct those opportunities to us. Instead, our controlling shareholders may seek to direct us to engage with Vingroup affiliates instead of unrelated third parties. We do not have any non-competition agreements in place with any of our affiliates, and as a result, although we believe Vingroup intends to conduct its EV business solely through us, Vingroup or its affiliates could in the future, provide products or services which compete with ours.

Our Global CEO, Ms. Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup. This relationship could create, or appear to create, conflicts of interest when faced with decisions with potentially different implications for us and our Vingroup affiliates.

Because our controlling shareholders’ interests may differ from the interests of our other shareholders, actions taken by our controlling shareholders may be more favorable to those shareholders than to us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company. As a result, the substantial control of our controlling shareholders over our company may reduce the value of your investments.

We have relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of our business. Accordingly, we have engaged in various related party transactions with Vingroup, and any potential conflicts of interest or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have an adverse effect on our business and results of operations. Due to our close association with Vingroup and its affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters.

We have relied on our parent company, Vingroup, for financial support. Vingroup and its affiliates have been our key investors since inception, and have made significant investments in us, including in the form of debt financing, corporate loan guarantees and capital contributions. Between 2017 and September 30, 2023, Vingroup, its affiliates, and external lenders have deployed approximately $10.7 billion to fund our operating expenses and capital expenditures. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders. For details, see “Related Party Transactions.” We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling

Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. Any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us.

We depend on Vingroup affiliates for key aspects of our business, including the provision of technology services and R&D by affiliates in the Vingroup technology ecosystem. We also sublease the site in Hai Phong, Vietnam where our main manufacturing facility is located, from Vinhomes Industrial Zone Investment Joint Stock Company (“VHIZ JSC”). We obtain certain shared management assistance services and license key intellectual property used in our business from Vingroup, including our trade name, our logo, our EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon, Feliz and VinFast Evo 200 and the industrial design for our VF 9 model.

We have also relied on Vingroup and its affiliates for a number of other commercial arrangements. These include loans from and to Vingroup and its affiliates, leases of retail and advertising spaces, procurement of goods and services related to information security and technology, raw materials and spare parts and social and other services such health care and education that we provide as employee benefits and compensation. We also expect to rely on related parties for construction to increase the manufacturing capacity of our facilities. We derived a portion of our revenue from sales of goods and spare parts (battery related) to VinES and sales of e-buses to Vinbus Ecology Transport Services Limited Liability Company (“VinBus”) and sales of electric vehicles to GSM. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Our affiliate, VinES, which we intend to acquire, is a key battery pack supplier to us and also is expected to manufacture battery cells and include those battery cells in the battery packs that they supply to us in the future. VinES faces similar new entrant risks that we face as a new entrant in the EV industry. See “—Risks Relating to Our Business and Industry—We face risks associated with being a new entrant in the EV industry and the marketing and sale of our EVs in international markets where we only recently began delivering vehicles.” VinES will also provide consulting and management services for battery-related matters for batteries that we purchase from VinES as well as third-party battery suppliers, including technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. For details, see “Related Party Transactions—Transactions with Vingroup Affiliates—Agreements with VinES Relating to the Battery Business.”

While the fees generated by Vingroup and its affiliates for these services are not material in the context of Vingroup’s consolidated annual turnover, if such agreements are terminated or we are unable to renew the agreements on similar or favorable terms, or to secure an alternative supplier or service provider, our business could be materially disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

In addition, we benefit from various co-marketing programs and cross-promotional activities with Vingroup affiliates. For example, as part of its promotional and appreciation campaign to new and existing homebuyers, Vinhomes Joint Stock Company (“Vinhomes”) has provided customers with gifts, including but not limited to VinFast vouchers. Vingroup has also purchased VinFast vouchers to distribute to new and existing homebuyers as part of its promotional campaigns for its real estate projects. VinFast vouchers may be used towards payment for the purchase of our vehicles in Vietnam. To date, a significant proportion of our historical vehicle sales which have primarily been ICE vehicles, have been made with the application of a VinFast voucher provided to the customers by Vinhomes. In 2022 and for the six months ended June 30, 2023, revenue from sales of EVs to customers applying VinFast vouchers provided by Vinhomes accounted for approximately 14% and 24% of total revenue from sales of EV, respectively. There is no assurance that such programs will continue or will be repeated, and the demand for, and sales of, our vehicles could be adversely affected in the absence of such co-marketing programs. See “Related Party Transactions—Transactions with Vingroup Affiliates—Cross-Promotional Activities.” As a Vingroup subsidiary, our reputation is linked to an extent with Vingroup and its affiliates. As such, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of Vingroup or any of its affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not associated with our products and services. We may incur additional costs in addressing such matters regardless of merit or outcome. This may also divert our management’s time and attention. In addition, we, Vingroup and its affiliates could be adversely impacted by events or reports impacting the industries in which we or Vingroup and its affiliates operate even if such events or reports are not directly related to us or our affiliates.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of our company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Risks Relating to Information Technology, Cybersecurity and Data Privacy

We utilize third-party service providers to support our service and business operations and any disruption or delays in service from these third-party providers could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our brand, reputation and ability to attract customers depends on the reliable performance of our vehicles and the supporting systems, technology, and infrastructure. For example, we outfit our vehicles with in-vehicle services and functionality that use data connectivity to monitor performance and capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of these services depend on the continued operation of information technology and communication systems. We rely on leading third party providers to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Although we have put in place disaster recovery plans, including the use of multiple cloud service providers spread out across different locations, our systems and operations are still vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within our information systems could target our manufacturing and/or business capabilities limiting the availability and uptime of these systems or eliciting payment from us. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

Problems faced by our third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in our systems. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Business interruption insurance that we may carry in the future may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our business, financial condition, results of operations, cash flows and prospects.

Breaches in data security, failure of information security systems and privacy concerns could subject us to penalties, damage our reputation and brand, and adversely impact our business, financial condition, results of operations, cash flows and prospects.

We and our suppliers and service providers may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. We and our suppliers and service providers collect, transmit and store confidential and personal and sensitive information of our employees and/or customers, including names, accounts, user IDs and passwords, vehicle information, and payment or transaction related information. We are also subject to certain laws and regulations, such as “Right to Repair” laws, that require us to provide third-party access to our network and/or vehicle systems. In addition, our EVs are connected to the internet and are accessible by various persons, whether remotely or in person, including by technicians during car maintenance services, and we may integrate our service providers’ software or services into our systems and applications, all of which further heighten the risk of breaches of our EVs’ security systems and unauthorized access to personal data stored in the EV systems.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our suppliers’) internal networks, vehicles, infrastructure, and cloud deployed products and the information they store and process. In addition, hardware, components and software that are produced by us or third parties and utilized in our EVs may contain design or manufacturing defects that could unexpectedly interfere with the operation or security of our EVs.

Although we have implemented security measures to prevent such attacks, our networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or other causes, and as a result, an unauthorized party may obtain access to our systems, networks, or data. If a threat actor is able to hack into our EV systems, the safety of the EV and its passengers may become at risk. We and our suppliers have in the past been subject to ransomware and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively that this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

We work with various third-party suppliers and service providers in the course of operating our business, and we depend on such third parties to take appropriate measures to protect the security and integrity of their information and systems. We cannot assure you that the measures taken by our third-party suppliers and service providers will be effective.

We and our third-party suppliers and service providers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in our data security or that of our suppliers or service providers could create system disruptions or slowdowns and provide malicious parties with access to information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our business, financial condition, results of operations, cash flows and prospects. Further, any breach in our data security or those of our third-party suppliers and service providers could allow malicious parties to access sensitive systems, such as our product lines and the vehicles themselves. Such access could adversely impact the safety of our employees, our customers and third parties.

Furthermore, cybersecurity organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments in the North America or Europe where we operate.

Any actual, alleged or perceived failure to prevent a security breach or to comply with our cybersecurity policies or cybersecurity-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we or our suppliers or service providers suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm.

In addition, we may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and customer and investor confidence in our company, and would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We retain certain information about our customers, which may subject us to customer concerns or various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log certain information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our reputation and business. Possession and use of our customers’ driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in Vietnam and other jurisdictions that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly released or disclosed their sensitive personal data, we could face legal claims, lawsuits and reputational harm. If third parties improperly obtain and use sensitive personal data of our customers, we may be required to expend significant resources to resolve these problems.

As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Canada, Europe and elsewhere. See “Regulation.” Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and restrictions on the conduct of our business and the manner in which we interact with our customers.

Failure to comply with applicable laws and regulations could result in regulatory enforcement actions against us. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

Any unauthorized control or manipulation of our vehicles’ systems could result in a loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex technology systems. We have designed, implemented, and tested security measures intended to prevent cybersecurity breaches or unauthorized access to our information technology networks, our vehicles and their systems, and intend to implement additional security measures as necessary and to comply with the relevant standards of our target markets, such as ISO 21434:2021, UNECE R-155 and R-156 regulations on the safety of connected vehicles. However, hackers and other malicious actors may attempt in the future to gain unauthorized access to modify, alter, and use networks, vehicle software and our systems to gain control of, or to change, our vehicles’ software or to gain access to data stored in or generated by the vehicle. Errors and vulnerabilities, including zero day vulnerabilities, in our information technology systems will be probed by third parties and could be identified and exploited in the future, and our remediation efforts may not be timely or successful. Any unauthorized access to or control of our vehicles or their systems or any unauthorized access to or loss of data could result in risks to our customers and other third parties, unsafe driving conditions, or failure of our systems, any of which could result in interruptions in our business, legal claims or proceedings which may or may not result in our favor and could subject us to significant liability. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked” and lack appropriate safety controls, could negatively affect our brand and harm our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expand our business into the target markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

All vehicles sold must comply with applicable standards, including mandated safety standards, in each market where our vehicles are sold. Vehicles must pass various tests and undergo certification and processes before being delivered to consumers. Our manufacturing facilities may be subject to scheduled and unscheduled inspections by government agencies. Failure by us to satisfy motor vehicle standards and relevant certification and approval requirements would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. We are not able to predict with certainty the duration or outcome of testing (including EPA range testing), approval, licensing and permitting processes that our vehicles undergo in our target markets. Adverse outcomes or unexpected delays in these processes have in the past required, and could in the future require, us to adjust our rollout or delivery schedules and could adversely impact our business. Such developments, in turn, could result in negative publicity or adversely affect our brand and reputation.

Our business plan includes the direct sale of vehicles to retail consumers. The laws governing licensing of dealers and sales of motor vehicles vary from jurisdiction to jurisdiction. For example, in the U.S., most states require a dealer license to sell new motor vehicles within the state, and many states prohibit manufacturers from being a licensed dealer and directly selling new motor vehicles to retail consumers. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. We and others in our industry may face legal challenges to this distribution model, including from car dealers and their lobbying organizations. Because laws vary from jurisdiction to jurisdiction, our distribution model must be carefully established, and our sales and service processes must be continually monitored for compliance with the various state requirements, which change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of our business.

Our business could be adversely affected by trade tariffs, export control laws or other trade barriers.

Our business could be affected by the imposition of tariffs, export control laws and other trade barriers, which may make it more costly or difficult for us to export our vehicles to the imposing country. We will become subject to additional tariffs, laws and barriers as we enter into new markets. We may experience cost increases as a result of existing or future tariffs, and may not be able to pass on such additional costs to our customers, or otherwise mitigate the costs. In the event that we raise prices to help cover the higher costs, we may face lower demand for our exported vehicles. A violation of export control laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Misconduct by our employees could expose us to legal liabilities, reputational harm and/or other damages to our business.

Our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information (including customer data) and/or proprietary technologies and know-how. We cannot assure you that our employees will always abide by the terms of their labor contracts, our codes of conduct, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, while we seek to effectively screen candidates during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Except as disclosed in “Business—Legal Proceedings,” we are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, cash flows and prospects if we are not able to successfully defend or insure against such claims.

The automotive industry experiences significant product liability claims, including in respect of defects in or malfunctions of batteries leased under our battery subscription program, and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim, even if unsuccessful, could generate substantial negative publicity about our vehicles and business. A product liability claim could also slow or prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages may have a material adverse effect on our brand and reputation, and our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. While we currently carry commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies, and plan to cover all mandatory insurance policies, we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us and any other business-related risks, including any losses resulting from product defects, fires, natural calamities or acts of God. Any imposition of liability that is not covered by our existing insurance, or is in excess of our existing insurance coverage could harm our business operations and results.

A successful liability claim against us due to injuries or other costs suffered by our customers could generate substantial negative publicity about our vehicles and materially and adversely affect brand and reputation, as well as our business, financial condition, results of operations, cash flows and prospects. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We are subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding our production facilities.

Our operations are subject to environmental laws and regulations in the jurisdictions where we operate, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and may require significant time, management attention and costs to ensure continued compliance. Changes in these laws or other new environmental, health and safety laws and regulations may require us to change our operations, potentially resulting in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Violations of these laws could result in substantial fines and penalties, third-party damages, suspension of production, remedial actions or a cessation of our operations. Contamination at properties we own or operate or properties to which we send hazardous substances may result in liability for us under environmental laws and regulations.

Our operations are also subject workplace safety laws and regulations, which require compliance with various workplace safety requirements, including requirements related to environmental safety. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect our production or other operations, which could have a material adverse effect on our business, prospects and results of operations.

As we expand into new markets, we will become subject to additional environmental, health and safety laws and regulations. We may incur additional costs to ensure compliance with such laws and regulations, as well as to manage local labor practices.

Increasing scrutiny and changing expectations from our investors, customers and employees with respect to our ESG practices may impose additional costs on us or expose us to new or additional risks.

Investors, customers, employees, regulators and other stakeholders have expressed increasing interest in our ESG practices. Such practices may be taken into consideration by investors in making their investment decisions, and they may not invest in us if they believe that our ESG practices are inadequate or may invest in our competitors if our ESG practices are perceived to be less robust than that of our competitors. The criteria by which companies ESG practices are assessed are subject to change. We may be subject to heightened scrutiny from stakeholders and other third parties in respect of our ESG performance, and we may be required to undertake costly initiatives to maintain a positive ESG outlook or to satisfy any new criteria. Our brand and reputation may be adversely affected if we fail to meet applicable ESG standards or fail to maintain our rating. In addition, our competitors may achieve similar or better ratings than us in the future.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our brand and reputation and our business, financial condition, results of operations, cash flows and prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our brand and reputation and business, financial condition, results of operations, cash flows and prospects. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our ordinary shares.

Our company and our subsidiaries are subject to international trade restrictions imposed by various jurisdictions, which can include economic sanctions and export controls imposed by the United States, other target markets of our company and our subsidiaries, and other applicable jurisdictions, and the failure of our company and our subsidiaries to comply with such restrictions could adversely affect our reputation and results of operations.

Our company and our subsidiaries are subject to trade restrictions imposed by governments around the world to the extent that such authorities have jurisdiction over the operations of our company and our subsidiaries. These restrictions include economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the European Union, export controls administered and enforced by the U.S. Department of Commerce, as well as similar trade restrictions administered and enforced by governmental authorities in our company and our subsidiaries’ other target markets outside of Vietnam. Such laws and regulations prohibit or restrict certain operations, trade practices, investment decisions, and partnering activities, including dealings with certain countries or territories, and with certain designated persons.

If our company and our subsidiaries fail to comply with applicable trade restrictions, we could be subject to penalties or other remedial measures. In addition, the employees, dealers or independent export/import companies of our company and our subsidiaries may engage in conduct for which we and our subsidiaries might be held responsible and expose them to reputational harm. Further, internal or governmental investigations could be expensive and disruptive. Our company and our subsidiaries cannot assure that the policies and procedures that they have designed and implemented to promote compliance with applicable trade restrictions will be effective in preventing possible violations, including violations related to the unauthorized diversion of vehicles to countries, territories or persons that are the target of economic sanctions or other international trade restrictions.

We are subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and require us to make subjective determinations that may be scrutinized by tax regulators.

We are subject to many different forms of taxation in each of our countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires Global Blue to make subjective determinations. Relevant tax authorities in such jurisdictions may not agree with the terminations that are made or the positions taken by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. We have open tax years from 2020 to 2022 with tax authorities in various jurisdictions. Tax authorities in such countries could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Intellectual Property

Our use of open source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of owned, jointly owned and licensed patents, trade secrets (including those in our know-how), copyrights, service marks, trademarks and other rights granted by intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights to establish and protect our technology and intellectual property rights. While Vingroup has registered our tradename, logo and V line design worldwide, our EV and e-scooter names have only been registered in our target markets, while the industrial designs for various EV models have only been submitted and registered in various key markets. Thus, our intellectual property rights may not be enforceable across various international jurisdictions and may be challenged, contested, circumvented or invalidated by third parties.

The occurrence of any of the foregoing events may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property rights or may adversely affect the conduct of our business. Despite our efforts to protect our owned, jointly owned and licensed intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may need to defend ourselves and our employees, agents and contractors against patent, trademark and/or other intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

We are involved in and may in the future become party to additional intellectual property infringement proceedings. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights either directly or through our employees, agents or contractors. Such parties may in the future bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. Moreover, if the third-party technology partners (including our affiliates) with whom we jointly own or from whom we license intellectual property rights infringe, misappropriate, dilute or otherwise violate other parties’ intellectual property rights, we may also be subject to liability pursuant to any ensuing litigation.

Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities, even if we ultimately prevail in such proceedings. Further, if we or the third-party technology partners with whom we jointly own or from whom we license intellectual property rights are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•

cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;

•	pay substantial royalty or license fees or other damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable or exclusive terms or at all;

•	redesign or re-engineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or

•	establish and maintain alternative branding for our products and services.

Although our contracts with third parties typically include indemnification clauses which require such parties to indemnify us against any damages arising from infringements of other’s intellectual property rights, in the event of a successful claim of infringement against us or our third-party technology partners, or if we fail or are unable to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, results of operations, cash flows and prospects could still be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Our rights to indemnity may not fully cover the costs or damages arising from any intellectual property right infringements that may occur.

Risks Relating to Vietnam

There are risks associated with investments in companies with operations in Vietnam, including in relation to political, economic and legal conditions.

Currently, substantially all of our assets are located in Vietnam. As a result, future political, economic, legal and social conditions in Vietnam, as well as certain actions and policies that the government may or may not take or adopt, could materially and adversely affect our business, financial condition, results of operations and prospects. The laws and regulatory apparatus affecting the Vietnamese economy are evolving with continuing improvements and increasing transparency but are still not as well established as the laws and regulatory apparatus of regions such as Western Europe and the U.S. laws and regulations may be interpreted and enforced differently in different provinces across Vietnam. Policy changes and interpretations of applicable laws may produce unexpected consequences. In addition, corporate government and shareholders’ rights, uncertainties and limitations remain in Vietnam in relation to the interpretation and enforcement of laws. Major tax laws and regulations in Vietnam have undergone significant changes in the past decade and may continue to be amended, supplemented and clarified in the future. We cannot predict when Vietnam’s legal system will obtain the level of certainty and predictability of other jurisdictions with more developed legal systems. Any adverse changes in our tax status in Vietnam or tax laws, regulations or policies in Vietnam could adversely affect our business, financial condition, results of operations and prospects. In addition, relevant authorities may take different interpretations of tax laws than we do, leading us to incur costs or liabilities.

The performance and growth of our business in Vietnam is dependent on the health of the overall economy of Vietnam, and in particular, the automotive market and consumer demand as well as strong credit growth. Vietnam’s economy has been subject to significant fluctuations in the past, and any estimates or projections of future economic growth in Vietnam are subject to potential risks and uncertainties. The Vietnamese economy may also be adversely affected by external factors, including the monetary policy changes implemented in the U.S. and Europe. In recent months, prompted by rising benchmark U.S. dollar interest rates and a strengthening U.S. dollar, the central bank of Vietnam has raised policy rates, whilst the Vietnamese Dong has weakened against the U.S. dollar. The local economy is also seeing tightening liquidity as a result of these rate hikes and the Vietnamese government’s move to increase oversight over corporate bond issuances and refinancing, which resulted in certain criminal investigations. In addition, market volatility has increased, including softness in the real estate sector, which could adversely impact Vingroup and its subsidiaries.

Asset realization in bankruptcy proceedings may be time-consuming and expensive.

Despite the improved Vietnamese law on bankruptcy that came into effect on January 1, 2015, there is significant uncertainty on its implementation and interpretation due to lack of regulatory guidance and political sensitivities. Accordingly, the bankruptcy process in Vietnam may be complex, uncertain and time-consuming. After bankruptcy is declared, the general meeting of creditors may, subject to certain provisions of law, decide to apply either business rehabilitation or asset liquidation on the enterprise. However, in the event that any creditor or any participant in the general meeting of creditors has any objection to the resolution passed by the general meeting of creditors, it can request for a judicial review of the resolution. Upon review, the judge may convene another general meeting of the creditors if he finds reasonable grounds to do so. The decision to apply either business rehabilitation or asset liquidation on the enterprise must be confirmed by the judge before being implemented by the parties. Due to these complexities, a significant amount of time may pass before a creditor is able to recover from a Vietnamese debtor.

Vietnamese foreign exchange control may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our Vietnamese subsidiary.

Our operations are also based in Vietnam and therefore faces the risk of foreign exchange controls limiting our ability to receive dividends from our Vietnamese subsidiary. At present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiary, there is no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Such a change would limit our ability to receive dividends from our Vietnamese subsidiary, through which all of our revenue is generated, and would cause a material and adverse effect on our business, financial condition and results of operations.

Investors may face difficulties enforcing foreign court judgments against us.

Substantial part of our Group’s assets is located in Vietnam. It may be difficult for investors to enforce against us judgments obtained from courts outside Vietnam with regard to any actions pertaining to our assets located in Vietnam. In addition, certain of our directors and officers are residents of Vietnam and Singapore, and the majority of the assets of such persons are located in Vietnam. As a result, it may be difficult for investors to effect service of process upon Vietnam-resident directors and officers, or to enforce against them judgments obtained in courts outside Vietnam predicated upon the laws of jurisdictions other than Vietnam. Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and a few bilateral treaties relating to the recognition and enforcement of foreign courts’ judgments but not to any other multinational treaty in this regard. Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country or on a reciprocal basis or if permitted by Vietnamese laws. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments, decisions or even foreign arbitral awards.

Under Vietnam’s Civil Procedure Code, a judgment of a foreign court will not be recognized and enforced in Vietnam where, among others, the competent Vietnamese court in which the recognition and enforcement is requested determines that the recognition and enforcement of such judgment in Vietnam is contrary to the “fundamental principles of the laws of Vietnam.” Such term is not clearly defined and is subject to the discretion of the relevant Vietnamese court.

Risks Relating to Being a Public Company

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and national exchanges, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may be or become, or otherwise be treated as, a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on our current and expected income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement, and our current and anticipated market capitalization), we do not presently expect to be a PFIC for our current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for our current or subsequent taxable years because the value of our assets for the purpose of the first part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement.

If we are, or is treated as, a PFIC for any taxable year during a U.S. Holder’s holding period for our securities, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. As discussed below, we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election with respect to our ordinary shares in the event that we are (or are treated as) a PFIC in any future taxable year.

U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be, or may be treated as, a PFIC. See section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to our company, or any of our subsidiaries, if we or such subsidiary is a “controlled foreign corporation.” If we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

Risks Relating to Ownership of Our Securities

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may not be sustained. Excluding 43,771,153 Released Shares outstanding, the Company Initial Shareholders hold an aggregate of 96.6% of our ordinary shares outstanding as of October 19, 2023. As a result, the liquidity of our securities may be significantly limited. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq. You may be unable to sell your securities unless a market can be established or sustained.

The trading price of our ordinary shares and warrants may be volatile, and future sales of the securities and the availability of a large number of such securities could depress the price of the securities, which could result in substantial losses to investors.

The stock markets, including Nasdaq on which our ordinary shares and warrants are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volumes in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our ordinary shares and warrants decline significantly, you may be unable to resell the ordinary shares or warrants at or above the market price of such securities as of the date that they were acquired.

The trading price of our ordinary shares and warrants may be volatile and could fluctuate widely due to factors beyond our control, including:

•	variations in our revenues, earnings and cash flow;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	adverse publicity about our company, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to our company;

•	sale of our ordinary shares or other securities in the future;

•	market conditions in our industry;

•	potential litigation or regulatory investigations; and

•	the realization of any of the risk factors presented in this prospectus.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares and warrants trade.

The sale of a significant number of the ordinary shares or other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of the ordinary shares. These factors could also materially impair our ability to raise capital through equity offerings in the future.

Furthermore, employees, consultants and directors of our company and our subsidiaries are expected to be granted equity awards under the VinFast Award Plan (as defined below). You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for our ordinary shares. Sales of ordinary shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that we may in the future implement could also cause the price of the ordinary shares to fall.

In the past, shareholders of public companies have brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Sales of a substantial number of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall.

The 100,800,000 ordinary shares being offered by Yorkville pursuant to this registration statement, together with the 72,084,942 ordinary shares offered pursuant to the First Resale Registration Statement by the selling securityholders named therein (which includes an aggregate of 46,293,461 Released Shares offered by the Company Selling Securityholders), represent 7.4% of our outstanding ordinary shares as of October 19, 2023.

The number of ordinary shares that are being registered for resale by Yorkville, together with the number of ordinary shares that have been registered for resale pursuant to the First Resale Registration Statement, will constitute more than thirteen times the number of ordinary shares held by persons other than the selling securityholders named in the First Resale Registration Statement and our affiliates. Accordingly, the ordinary shares being registered for resale on the registration statement which this prospectus forms a part, together with the number of shares that have been registered for resale pursuant to the First Resale Registration Statement, are anticipated to be significant, relative to our current public float. While the sale from time to time of ordinary shares by Yorkville and by certain of our other shareholders pursuant to the First Resale Registration Statement will increase our public float, we are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares and warrants. Sales of ordinary shares in the public market by Yorkville or by certain of our other shareholders pursuant to the First Resale Registration Statement, or the perception that those sales might occur, could potentially have a negative impact on the market price of ordinary shares and warrants. The sale of all the securities being offered in this prospectus could result potentially in a decline in the public trading price of our securities.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover our issues an inaccurate or unfavorable opinion regarding us, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of our company or fail to publish reports on our company regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, it may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the relevant minimum bid price requirement or prevent future non-compliance with the relevant listing requirements. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on Nasdaq. You may be unable to sell your securities unless a market can be established or sustained.

We will qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Singapore laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from Nasdaq.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describes the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the rules of Nasdaq for shareholder meeting quorums and rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of Nasdaq.

Risks Relating to Investments in Singapore Companies

Singapore take-over laws contain provisions which may vary from those in other jurisdictions.

The Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of the

Securities Industry Council of Singapore (“SIC”), any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, shares which carry 30% or more of our voting rights, is required to extend a take-over offer for all the relevant class(es) of shares in our capital which carry votes in accordance with the Singapore Take-Over Code. Except with the consent of the SIC, such a take-over offer is also required to be made if a person (together with persons acting in concert with him) holding between 30% and 50% (both inclusive) of our voting rights, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of our voting rights in any six-month period. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. This concentration of ownership could accelerate, delay, defer or prevent a change in control of us or a successful offer under the Singapore Take-Over Code by another person.

On August 2, 2023, the SIC waived application of the provisions of the Singapore Take-Over Code for our company, subject to certain exceptions. Pursuant to the waiver, we are exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the waiver, our board of directors had submitted to the SIC a written confirmation to the effect that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and that it is the unanimous view of our board of directors that obtaining the waiver is in the interest of our company. If the exceptions to the waiver are applied, we may nonetheless be subject to the Singapore Take-Over Code and the ability of our shareholders to benefit from a change of control could be substantially hindered.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding our company or our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of our company as set forth in the sections of this prospectus.

Our audited financial statements as of and for the years ended December 31, 2021 and 2022 and the unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 included in this prospectus relate only to the historical financial information of our company. It does not extend to the forward-looking information and should not be read as if it does.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, among others, the following:

•	We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital;

•

We expect to require significant additional capital, which we expect to fund through additional debt and equity financing, to support our business growth, and such capital may not be available on commercially reasonable terms or at all, which may impose restrictions on capital raising activities and or other financial or operational matters or lead to dilution of your shareholding in our company;

•	We are a new entrant in the EV industry and faces risks in the marketing and sale of our EVs in international markets where we only recently began delivering;

•	Our ability to successfully introduce and market net products and services;

•

Our ability to grow and market our brand and EVs in markets outside Vietnam and manage any negative publicity which may harm our brand, reputation, public credibility and consumer confidence, including any negative publicity arising from any differences in the advertised driving range, certified driving range and actual driving performance of our EVs, which depend on various factors beyond our control, including driving habits and conditions;

•	Our ability to successfully compete in the highly competitive automotive industry;

•	Our ability to control the costs associated with our operations;

•

We depend, directly and indirectly, on suppliers for component parts and raw materials and any failure on the part of the suppliers to deliver such supplies according to our schedule and at prices, quality and volumes acceptable to us, could materially and adversely affect our business, results of operations and financial condition;

•	Our ability to maintain our relationship with existing critical suppliers and to create relationships with new suppliers;

•

Our establishment of manufacturing facilities outside of Vietnam and our expansion of our production capacity within Vietnam may be subject to delays or cost overruns, may not produce expected benefits or may cause us to not meet our projections for future production capacity;

•	Reservations for our vehicles may not result in completed sales and our actual vehicle sales and revenue could differ materially from the number of reservations received;

•	Demand for, and consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	Inadequate access to EV charging stations or related infrastructure;

•	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;

•

Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report our financial condition, results of operations or cash flows could adversely affect investor confidence;

•

We have identified material weaknesses in our internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair our ability to produce timely and accurate financial statements and comply with applicable laws and regulations;

•

Our corporations actions that require shareholder approval will be substantially controlled by our controlling shareholders, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment;

•

We rely on Vingroup for financial support and Vingroup affiliates for key aspects of our business, and any potential conflicts of interests with or any events impacting the reputations of its affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have a material adverse effect on our business and results of operations; and

•	the other matters described in the section titled “Risk Factors.”

You are cautioned against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find Additional Information.”

COMMITTED EQUITY FINANCING

On October 20, 2023, we entered into the Yorkville Subscription Agreement. Pursuant to the Yorkville Subscription Agreement, we have the right to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion, subject to certain limitations and conditions set forth in the Yorkville Subscription Agreement, from time to time during the term of the Yorkville Subscription Agreement. Issuances of ordinary shares to Yorkville under the Yorkville Subscription Agreement, and the timing of any such issuances, are at our option, and we are under no obligation to issue any ordinary shares to Yorkville under the Yorkville Subscription Agreement.

In accordance with our obligations under the Yorkville Subscription Agreement, we have filed the registration statement of which this prospectus forms a part with the SEC to register under the Securities Act the resale by Yorkville of 100,800,000 ordinary shares consisting of (i) 800,000 Commitment Shares and (ii) up to 100,000,000 ordinary shares that we may elect, in our sole discretion, to issue to Yorkville, from time to time under the Yorkville Subscription Agreement. We do not have the right to require Yorkville to subscribe for any ordinary shares under the Yorkville Subscription Agreement until the date on which all of the conditions to Yorkville’s subscription obligation set forth in the Yorkville Subscription Agreement have been satisfied, including that the registration statement of which this prospectus forms a part be declared effective by the SEC and the final form of this prospectus is filed with the SEC. From and after such date, we will have the right, but not the obligation, from time to time at our discretion during the Commitment Period, to require Yorkville to subscribe for a specified amount of ordinary shares by delivering an Advance Notice to Yorkville.

Each ordinary share that may be offered pursuant to this prospectus will be subscribed for by Yorkville from time to time pursuant to the Yorkville Subscription Agreement at 97.5% of the Market Price, being the lowest of the daily VWAP during the Pricing Period, other than the daily VWAP on any day excluded pursuant to the terms of the Yorkville Subscription Agreement. With respect to each Advance, if VinFast notifies Yorkville of a minimum acceptable price with respect to such Advance, then if the VWAP of the ordinary shares is below the minimum acceptable price indicated by VinFast or if there is no VWAP, there will be an automatic reduction to the amount of the Advance by one third, and that day will be excluded from the Pricing Period. The total number of ordinary shares to be issued to Yorkville in respect of each Advance with any excluded days will be increased by such number of ordinary shares equal to the greater of the number of ordinary shares, if any, sold by Yorkville on such excluded days or such number of ordinary shares that Yorkville elects to subscribe for, in each case, at a subscription price per ordinary share equal to 97.5% of the minimum acceptable price, subject to the limitations set forth in the Yorkville Subscription Agreement. The ordinary shares will be issued to Yorkville promptly following our receipt of a wire transfer from Yorkville to us for the relevant subscription amount (and in any event, no later than one trading day after such receipt).

We will control the timing and amount of any issuances of ordinary shares to Yorkville. Actual issuances of ordinary shares to Yorkville under the Yorkville Subscription Agreement will depend on a variety of factors to be determined by us from time to time, including the frequency and prices at which we issue ordinary shares to Yorkville, market conditions and the trading price of our ordinary shares, our ability to meet the conditions set forth in the Yorkville Subscription Agreement, and determinations by us as to the appropriate sources of funding for our company and our operations.

Under applicable rules of Nasdaq and the Yorkville Subscription Agreement, in no event may we issue to Yorkville ordinary shares that would result in the number of our ordinary shares issued under the Yorkville Subscription Agreement exceeding 466,212,650 ordinary shares, being 19.99% of our ordinary shares issued as of October 19, 2023, unless (a) we obtain shareholder approval to issue ordinary shares in excess of the Exchange Cap or (b) the average price of all applicable issuances of ordinary shares hereunder (including the 800,000 Commitment Shares of our ordinary shares issued for these purposes) equals or exceeds $5.69 (being the reference price under Nasdaq Rules) per share (which represents the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the Yorkville Subscription Agreement;

or (ii) the average Nasdaq Official Closing Price of our ordinary shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Yorkville Subscription Agreement). In any event, we may not issue any ordinary shares under the Yorkville Subscription Agreement if such issuance would breach any applicable Nasdaq listing rules.

The Yorkville Subscription Agreement does not obligate Yorkville to subscribe for or acquire any ordinary shares under the Yorkville Subscription Agreement if those ordinary shares, when aggregated with all other ordinary shares acquired by Yorkville under the Yorkville Subscription Agreement, would result in Yorkville beneficially owning more than 4.99% of the then outstanding ordinary shares.

The net proceeds under the Yorkville Subscription Agreement to us will depend on the frequency and prices at which we issue ordinary shares to Yorkville. We expect that any proceeds received by us from such issuances to Yorkville will be used for working capital and general corporate purposes. See “Use of Proceeds.”

In connection with the entry into the Yorkville Subscription Agreement, we paid YA Global II SPV, LLC, a subsidiary of Yorkville, a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, we will issue 800,000 Commitment Shares to Yorkville within two trading days from the date of this prospectus (but no later than April 17, 2024, which date shall be automatically extended by the number of days that the SEC may not be operating at full capacity due to the shutdown of the U.S. federal government).

Conditions to Delivery of Advance Notices

Our ability to deliver Advance Notices to Yorkville under the Yorkville Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including, among other things, the following:

•	the accuracy in all material respects of our representations and warranties included in the Yorkville Subscription Agreement;

•

the effectiveness of this registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include ordinary shares that may be issued by us to Yorkville under the Yorkville Subscription Agreement);

•

VinFast having filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations (i) since August 14, 2023 or (ii) after August 14, 2024, during the twelve-month period immediately preceding the date of an Advance Notice;

•	no Material Outside Event (as defined in the Yorkville Subscription Agreement) shall have occurred or be continuing;

•

VinFast having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Yorkville Subscription Agreement to be performed, satisfied or complied with by VinFast;

•

the absence of any statute, regulation, executive order, decree, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits or directly, materially and adversely affects any of the transactions contemplated by the Yorkville Subscription Agreement;

•	trading in our ordinary shares shall not have been suspended by the SEC, Nasdaq or FINRA;

•	VinFast shall not have received any final and non-appealable notice that the listing or quotation of the ordinary shares on Nasdaq shall be terminated;

•	the representations contained in the appliable Advance Notice shall be true and correct in all material respects; and

•	VinFast having issued all ordinary shares relating to all prior Advances.

No Short-Selling by Yorkville

Yorkville has agreed that, during the term of the Yorkville Subscription Agreement, neither Yorkville nor any of its directors, officers, employees and related persons, or any entity managed or controlled by Yorkville, shall, directly or indirectly, engage in any short sales of our ordinary shares, provided that such persons may sell ordinary shares that Yorkville is unconditionally obligated to subscribe for pursuant to the Yorkville Subscription Agreement.

Termination of the Yorkville Subscription Agreement

Unless earlier terminated as provided in the Yorkville Subscription Agreement, the Yorkville Subscription Agreement will terminate automatically on the earliest to occur of:

•	the first day of the month next following the 36-month anniversary of the date of the Yorkville Subscription Agreement; or

•	the date on which Yorkville shall have made payment of Advances pursuant to the Yorkville Subscription Agreement for ordinary shares equal to the Commitment Amount.

We have the right to unilaterally terminate the Yorkville Subscription Agreement upon three trading days’ prior written notice to Yorkville, provided that (i) there are no outstanding Advance Notices that have not been completed; and (ii) we have paid all amounts owed to Yorkville pursuant to the Yorkville Subscription Agreement, including the Commitment Shares.

VinFast and Yorkville may also terminate the Yorkville Subscription Agreement at any time by mutual written consent.

Effect of Issuances of Ordinary Shares under the Yorkville Subscription Agreement on our Shareholders

All ordinary shares that may be issued by us to Yorkville under the Yorkville Subscription Agreement that are being registered under the Securities Act for resale by Yorkville under this prospectus are expected to be freely tradable. The ordinary shares being registered for resale in this offering may be issued by us to Yorkville from time to time at our discretion during the Commitment Period. The resale by Yorkville of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. Issuances of our ordinary shares, if any, to Yorkville under the Yorkville Subscription Agreement will depend upon market conditions and other factors. VinFast may ultimately decide to issue to Yorkville all, some or none of the ordinary shares that may be available for issuance to Yorkville pursuant to the Yorkville Subscription Agreement.

If and when we do elect to issue ordinary shares to Yorkville pursuant to the Yorkville Subscription Agreement, Yorkville may resell all, some, or none of such ordinary shares in its discretion and at different prices subject to the terms of the Yorkville Subscription Agreement. As a result, investors who purchase ordinary shares from Yorkville in this offering at different times will likely pay different prices for those ordinary shares, and so may experience different levels of dilution and, in some cases, substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the ordinary shares they purchase from Yorkville in this offering as a result of future issuances made by us to Yorkville at prices lower than the prices such investors paid for their ordinary shares in this offering.

Because the subscription price per ordinary share to be paid by Yorkville for the ordinary shares that we may elect to issue to Yorkville under the Yorkville Subscription Agreement, if any, will fluctuate based on the market prices of our ordinary shares during the applicable pricing period, as of the date of this prospectus we cannot reliably predict the number of ordinary shares that we will issue to Yorkville under the Yorkville Subscription Agreement, the actual subscription price per ordinary share to be paid by Yorkville for those ordinary shares, or the actual gross proceeds to be raised by us from those issuances, if any.

Although the Yorkville Subscription Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Yorkville Subscription Agreement, direct Yorkville to subscribe for our ordinary shares in one or more Advances under the Yorkville Subscription Agreement, for a maximum aggregate subscription price of up to $1.0 billion, only 100,000,000 ordinary shares (excluding 800,000 Commitment Shares) are being registered for resale under the registration statement of which this prospectus forms a part. While the market price of our ordinary shares may fluctuate from time to time after the date of this prospectus and, as a result, the actual subscription price to be paid by Yorkville under the Yorkville Subscription Agreement for ordinary shares, if any, may also fluctuate, in order for us to receive the full amount of Yorkville’s commitment under the Yorkville Subscription Agreement, it is possible that we may need to issue more than the number of ordinary shares being registered for resale under the registration statement of which this prospectus forms a part.

If it becomes necessary for us to issue to Yorkville more ordinary shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $1.0 billion under the Yorkville Subscription Agreement, we must first (i) to the extent necessary, obtain shareholder approval prior to issuing ordinary shares of the Exchange Cap in accordance with applicable Nasdaq rules, and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by Yorkville of any such additional ordinary shares, which the SEC must declare effective, in each case, before we may elect to issue any additional ordinary shares to Yorkville under the Yorkville Subscription Agreement. The number of ordinary shares ultimately offered for resale by Yorkville depends upon the number of ordinary shares, if any, we ultimately issue to Yorkville under the Yorkville Subscription Agreement.

The issuance, if any, of ordinary shares to Yorkville pursuant to the Yorkville Subscription Agreement would not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders would be diluted. Although the number of ordinary shares that our existing shareholders own would not decrease as a result of issuances, if any, under the Yorkville Subscription Agreement, the ordinary shares owned by our existing shareholders would represent a smaller percentage of our total issued ordinary shares after any such issuance.

The following table sets forth the amount of gross proceeds, before deducting any discount to Yorkville or expenses payable by us, we would receive from Yorkville from our issuance of such number of ordinary shares to Yorkville for a maximum aggregate subscription amount of $1.0 billion to Yorkville under the Yorkville Subscription Agreement at varying subscription prices:

Assumed Average Subscription Price Per Ordinary Share	Number of Ordinary Shares to be Issued if Full Subscription(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Yorkville(2)	Gross Proceeds from the Issuance of Ordinary Shares to Yorkville Under the Yorkville Subscription Agreement
$5.00	200,000,000	7.9%	$1,000,000,000
$5.38(3)	185,873,605	7.4%	$999,999,994.90
$5.69(4)	175,746,924	7.0%	$999,999,997.56
$6.00	166,666,666	6.7%	$999,999,997
$7.00	142,857,142	5.8%	$999,999,994
$8.00	125,000,000	5.1%	$1,000,000,000
$9.00	111,111,111	4.6%	$999,999,999
$10.00	100,000,000	4.1%	$1,000,000,000
$20.00	50,000,000	2.1%	$1,000,000,000
$50.00	20,000,000	0.9%	$1,000,000,000

(1)

Does not include 800,000 Commitment Shares to be issued to Yorkville as consideration for its commitment to subscribe for ordinary shares under the Yorkville Subscription Agreement. The number of ordinary shares offered by this prospectus may not cover all the shares we ultimately issue to Yorkville under the Yorkville Subscription Agreement, depending on the subscription price per share. We have included in this column such number of ordinary shares that may be issued to Yorkville (excluding the 800,000 Commitment Shares), without regard to the Beneficial Ownership Cap. The assumed average subscription prices are solely for illustration and are not intended to be estimates or predictions of future share performance.
(2)

The denominator is based on 2,332,229,366 ordinary shares outstanding as of October 19, 2023 (for the avoidance of doubt, excluding the 800,000 Commitment Shares to be issued to Yorkville pursuant to the Yorkville Subscription Agreement), adjusted to include the issuance of the number of shares set forth in the second column that we would have issued to Yorkville, assuming the average subscription price in the first column. The numerator is based on the number of ordinary shares set forth in the second column.

(3)	Represents the closing price of our ordinary shares on Nasdaq on October 20, 2023.
(4)	Represents the closing price of our ordinary shares on Nasdaq on October 19, 2023, the trading day prior to execution of the Yorkville Subscription Agreement.

USE OF PROCEEDS

All of the ordinary shares offered by Yorkville pursuant to this prospectus will be sold by Yorkville for its own account. We will not receive any of the direct proceeds from these sales. However, we expect to receive proceeds from issuances of ordinary shares that we may elect to make to Yorkville pursuant to the Yorkville Subscription Agreement, if any, from time to time in our discretion. As of the date of this prospectus, we are unable to estimate the actual amount of proceeds that we may receive under the Yorkville Subscription Agreement, as it will depend on a number of factors, including the frequency and prices at which we issue ordinary shares to Yorkville, market conditions and the trading price of our ordinary shares, our ability to meet the conditions set forth in the Yorkville Subscription Agreement, and determinations by us as to the appropriate sources of funding for our company and our operations. See “Committed Equity Financing” for a description of how the price at which we may issue ordinary shares to Yorkville is calculated pursuant to the Yorkville Subscription Agreement.

We plan to use the net proceeds from issuances of ordinary shares, if any, under the Yorkville Subscription Agreement for working capital and general corporate purposes.

Our expected use of net proceeds under the Yorkville Subscription Agreement represents our current intentions based on our present plans and business condition, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty any or all of the particular uses for the net proceeds to be received under the Yorkville Subscription Agreement, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds may vary depending on numerous factors, including our ability to obtain additional financing and changes we may make to our development plan. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Yorkville will pay any brokerage fees or commissions and expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred in selling the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DIVIDEND POLICY

We have never declared or paid any cash dividends. We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant.

While we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future after this offering, we may, in the future, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits available for distribution, as derived from the standalone audited financial statements of our company and not from our audited consolidated financial statements. The amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends but any final dividends we declare must be approved by an ordinary resolution at a general meeting of our shareholders. VinFast Auto Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Regulations in certain markets where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2023:

	As of September 30, 2023
	Actual
	VND (in billions)	USD(1) (in millions)
Cash and cash equivalents	3,154.7	131.0
Deficit:
Ordinary shares – VinFast Auto Ltd. (2,332,229,366 shares issued and outstanding as of September 30, 2023)	7,621.6	316.4
Accumulated losses	(168,785.6)	(7,006.8)
Additional paid-in capital	19,356.6	803.5
Other comprehensive loss	(101.4)	(4.2)

Deficit attributable to equity holders of the parent	(141,908.8)	(5,891.0)

Non-controlling interests(2)	77,376.7	3,212.1
Total deficit (A)	(64,532.1)	(2,678.9)
Long-term debt:
Long-term interest-bearing loans and borrowings	45,678.5	1,896.2
Long-term financial liability	17,245.4	715.9

Total-long term debt (B)	62,923.9	2,612.1
Long-term amount due to related parties:
Long-term amounts due to related parties	18,782.1	779.7
Total capitalization (A) + (B)(2)	(1,608.2)	(66.8)

Notes:

(1)

All translations from Vietnam Dong to U.S. dollars in this table were made at the rate of VND24,089 to $1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of September 30, 2023. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

(2)

Non-controlling interests reflect certain dividend preference shares issued by VinFast Vietnam to Vingroup (i) in March 2022 in return for an advance capital contribution of VND6.0 trillion ($249.1 million) (“DPS1”), (ii) in December 2022 in exchange for VND45,733.7 billion ($1,898.5 million) in borrowings from VinFast Vietnam to Vingroup (“DPS4”) and (iii) as part of our Reorganization in December 2022, in return for the assignment of the Share Acquisition P-Note previously held by Vingroup amounting to VND25.8 trillion ($1,070.3 million) (“DPS3”). For details on the terms of DPS1, DPS3 and DPS4, see “Related Party Transactions—Transactions with Vingroup Affiliates—Capital Contributions to VinFast Vietnam.”

(3)	Calculated as total deficit plus long-term interest-bearing loans, borrowings and long-term financial liability.

ENFORCEABILITY OF CIVIL LIABILITIES

Singapore

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are residents outside the U.S. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the U.S.

Although we are incorporated outside the U.S., we have agreed to accept service of process in the U.S. through Cogency Global Inc., our agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Nevertheless, since a substantial portion of the assets owned by us are located outside the U.S., any judgment obtained in the U.S. against us may not be collectible within the U.S.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the U.S. to enforce liabilities under U.S. federal securities laws, depending on the nature of the action.

There is no treaty between the U.S. and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against us, our directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

In addition, holders of book-entry interests in our ordinary shares will be required to be registered as shareholders in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts, subject to applicable Singapore laws. A holder of book-entry interests in our ordinary shares may become our registered shareholder by exchanging its interest in our ordinary shares for certificated ordinary shares and being registered in our register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

Vietnam

Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”), and a few bilateral treaties relating to the recognition and enforcement of foreign judgments but not to any other multinational treaty in this regard. Foreign arbitral awards can be enforceable in Vietnam under the New York Convention after being recognized by Vietnamese courts in accordance with statutory procedures. However, in principle, Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country (including international treaties) or on a reciprocal basis. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments and decisions or foreign arbitral awards. Therefore, it may be difficult to enforce in Vietnam any judgment or decision issued by a U.S. court against us or our directors and officers who are citizens of Vietnam.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced operations in June 2017 in Hanoi, Vietnam, through VinFast Vietnam. In May 2018, VinFast Vietnam changed its name to VinFast Trading and Production Limited Liability Company and our head office was relocated to Hai Phong, Vietnam. The construction of our electric scooter manufacturing plant was completed in April 2018 and we started production of our first electric scooter model, branded Klara, in November 2018. We broke ground on our automobile manufacturing plant in September 2017 and officially launched the plant in June 2019.

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, VinFast Trading and Production Joint Stock Company.

Reorganization

To facilitate our public listing, we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Pte. Ltd. On July 31, 2023, we converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.”

Vingroup and VIG made initial equity capital contributions in cash in VinFast. VinFast acquired an aggregate 99.9% voting interest in VinFast Vietnam in January 2022 from its controlling shareholders, in consideration for cash equivalent to the initial equity capital contributions into the registrant as well as non-interest bearing promissory notes with an aggregate principal amount of approximately VND50.0 trillion (the “Share Acquisition P-Notes”) issued by VinFast to the controlling shareholders of VinFast Vietnam. As a result of these transactions, the former majority shareholders of VinFast Vietnam, being Vingroup and VIG, became the majority shareholders of VinFast and VinFast Vietnam became a subsidiary of VinFast. These transactions, which are described below, are referred to collectively as the “Reorganization.”

In June 2022, VIG assigned the Share Acquisition P-Note that it held, amounting to VND24.2 trillion ($1,017.2 million), to VinFast Vietnam to partially settle its payment obligations to us pursuant to the ICE Assets Disposal Agreements. In November 2022, our payment obligations related to such assigned Share Acquisition P-Note were subsequently eliminated on a consolidated group basis when we completed the ICE Assets Disposal.

In December 2022, Vingroup assigned the Share Acquisition P-Note that it held, amounting to VND25.8 trillion ($1,083.3 million), to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam (the “Recapitalization”). The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

As a result of the transactions described above, there were no payable amounts outstanding in respect of the Share Acquisition P-Notes on a consolidated basis as of December 31, 2022.

Phase-out of ICE Vehicle Production

Our company was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. Our ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment SUV) and the President (E-segment SUV). Since commencing vehicle production in 2019, the majority of the approximately 105,000 vehicles that we have delivered through the end of June 2023 have been ICE vehicles. We sold approximately 24,200 ICE vehicles in 2020, approximately 35,600 in 2021 and approximately 16,800 in 2022.

We fully phased-out production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, in 2022, we entered into a series of agreements with VIG (as amended, the “ICE Assets Disposal Agreements”) to transfer a portion of our assets used exclusively in the production of ICE vehicles (the “ICE Assets”) to VIG. We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” After the ICE Assets were legally transferred to VIG in June 2022, a portion of these assets was leased back until early November 2022, at which time we fully phased out production of ICE vehicles and the ICE Assets Disposal was deemed to have been completed.

The ICE Assets that we transferred to VIG comprise certain machinery, equipment, tooling and production lines that were used exclusively in the production of our ICE vehicles and that we determined could not be retooled for EV production, as well as other technologies used in the production of our ICE vehicles. The consideration for the ICE Assets was VND28,999.0 billion ($1,218.4 million), inclusive of taxes, which was the amount agreed among the parties with reference to the estimated book value of the ICE Assets under Vietnamese accounting standards.

VIG settled a portion of the consideration for the ICE Assets Disposal amounting to VND24.2 trillion ($1,017.2 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam and a payment of VND2.0 trillion ($84.0 million) to VinFast Vietnam in June 2022 and VND1.1 trillion ($46.2 million) through set-off against outstanding fixed rental fee receivables for the leased-back period from VinFast Vietnam. Our payment obligations related to the assigned Share Acquisition P-Note were subsequently eliminated when we completed the ICE Assets Disposal in early November 2022 at a net gain of VND13.6 trillion ($571.4 million), which was recognized as a deemed contribution arising from the ICE Assets Disposal. Accordingly, as of September 30, 2023, the amount of consideration for the ICE Assets Disposal which remains outstanding is approximately VND1.6 trillion ($68.2 million). This amount is required to be paid within 24 months from the completion of the transfer.

VIG has agreed that, in the event that VIG disposes of the ICE Assets to any independent third-party (by reference to ownership or management control) for cash (the terms and timing of which we do not control), it will reinvest in VinFast Vietnam any and all of the portion of net disposal proceeds that exceeds the amount of the cash payments that VIG has made and will make to VinFast Vietnam, as described above.

Notwithstanding the ICE Assets Disposal and the cessation of production of ICE vehicles in early November 2022, our results of operations in 2022 and the six months ended June 30, 2023 include results of our ICE vehicle manufacturing business because we delivered ICE vehicles during such periods. We retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced and we retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG, Vingroup or other parties outside of our Group.

We have incurred and will incur additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses.

We have retained the balance of our ICE Assets that are not transferred to VIG, which comprise our rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of our ICE vehicles.

Vingroup Exchangeable Bonds due 2027

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into the Vingroup EB Subscription Agreements (as defined herein) with certain investors pursuant to which Vingroup agreed to issue to such investors, and such investors agreed to subscribe for, $625.0 million in aggregate principal amount of Exchangeable Bonds (as defined herein). The Exchangeable Bonds were issued on May 10, 2022 and June 10, 2022, but form a single series and rank equally in all respects. As of June 30, 2023, the aggregate principal amount of outstanding Exchangeable Bonds was $625.0 million. For more information, see “Related Party Transactions—Vingroup Exchangeable Bonds.”

Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for each of our principal operating subsidiaries as of the date of this prospectus.

Notes:

(1)	Based on proportion of voting power held. VinFast owns 39.09% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.
(2)	Formerly Black Spade Acquisition Co.
(3)

For the purposes of homogenizing the organizational structure of our distribution companies, we are in the process of transferring the shares of VinFast Germany to Vingroup Investment. Following such transfer, VinFast will own VinFast Germany through Vingroup Investment.

(4)

For the purposes of homogenizing the organizational structure of our US subsidiaries, we are in the process of merging VinFast OEM US Holding, Inc. with Vingroup USA, with Vingroup USA as the surviving entity. Following this reorganization, VinFast Manufacturing US, LLC will become a wholly-owned subsidiary of Vingroup USA.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information in this prospectus as of December 31, 2021 and 2022 and for the years then ended and as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 has been derived from the consolidated financial statements of VinFast Auto Ltd., which are included elsewhere in this prospectus. The financial statements of VinFast Auto Ltd. are prepared in accordance with U.S. GAAP.

We fully phased out production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. Accordingly, our historical results for any prior period are not necessarily indicative of results expected in any future period.

You should read this “Selected Consolidated Financial Data” section together with the consolidated financial statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Balance Sheet Data

	As of December 31,			As of June 30,
	2021	2022		2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Cash and cash equivalents	3,024.9	4,271.4	179.5	1,600.7	67.3
Inventories, net	6,683.7	21,607.3	907.9	24,022.1	1,009.3
Short-term amounts due from related parties	1,997.2	1,978.1	83.1	391.8	16.5
Total current assets	26,692.5	44,838.6	1,884.0	39,202.3	1,647.2
Property, plant and equipment, net	51,788.3	57,188.7	2,402.9	63,322.2	2,660.6
Total assets	85,321.5	113,605.3	4,773.3	116,828.3	4,908.8
Amounts due to related parties	56,035.3	17,325.3	728.0	42,208.0	1,773.4
Total current liabilities	87,305.3	66,225.2	2,782.6	91,686.3	3,852.4
Long-term interest-bearing loans and borrowings	31,343.1	41,625.0	1,748.9	40,731.0	1,711.4
Total non-current liabilities	74,957.4	84,050.6	3,531.5	88,465.9	3,717.1
Ordinary Shares – VinFast Auto Ltd. (2,299,999,998 shares, no par value, issued and outstanding as of December 31, 2022 and June 30, 2023)(1)	553.9	871.0	36.6	871.0	36.6
Accumulated losses	(77,416.9)	(127,188.5)	(5,344.1)	(153,785.0)	(6,461.6)
Deficit attributable to equity holders of the parent	(76,926.5)	(114,109.8)	(4,794.5)	(140,703.8)	(5,911.9)
Non-controlling interests(2)	(14.7)	77,439.4	3,253.8	77,379.9	3,251.3

Total deficit	(76,941.2)	(36,670.5)	(1,540.8)	(63,323.9)	(2,660.7)

Notes:

(1)

In January 2022, the Company effected a 100-for-one split of ordinary shares. On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

(2)

Non-controlling interests reflect certain dividend preference shares issued by VinFast Vietnam to Vingroup (i) in March 2022 in return for an advance capital contribution of VND6.0 trillion ($252.1 million) (“DPS1”), (ii) in December 2022 in exchange for VND45,733.7 billion ($1,921.6 million) in borrowings from VinFast Vietnam to Vingroup (“DPS4”) and (iii) as part of our Reorganization in December 2022, in return for the assignment of the Share Acquisition P-Note previously held by Vingroup amounting to VND25.8 trillion ($1,083.3 million) (“DPS3”). For details on the terms of DPS1, DPS3 and DPS4, see note 20 to our consolidated financial statements included elsewhere in this prospectus and also see “Related Party Transactions—Transactions with Vingroup Affiliates—Capital Contributions to VinFast Vietnam.”

Consolidated Statements of Operations

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Revenues
Sales of vehicles	13,898.6	12,391.5	520.7	6,080.5	9,024.5	379.2
Sales of merchandise	1,405.4	112.2	4.7	46.4	38.3	1.6
Sales of spare parts and components	538.2	2,072.6	87.1	1,035.4	372.3	15.6
Rendering of services	96.6	222.7	9.4	109.1	173.0	7.3
Rental income
Revenue from leasing activities	89.4	166.5	7.0	46.3	316.1	13.3

Revenues (*)	16,028.2	14,965.6	628.8	7,317.7	9,924.2	417.0
Cost of vehicles sold	(23,327.0)	(24,660.1)	(1,036.1)	(11,329.9)	(15,439.2)	(648.7)
Cost of merchandise sold	(1,398.3)	(151.4)	(6.4)	(46.2)	(38.5)	(1.6)
Cost of spare parts and components sold	(437.2)	(1,869.1)	(78.5)	(896.2)	(230.8)	(9.7)
Cost of rendering services	(65.4)	(389.6)	(16.4)	(133.7)	(388.6)	(16.3)
Cost of leasing activities	(56.1)	(162.3)	(6.8)	(44.4)	(350.4)	(14.7)

Cost of sales	(25,284.0)	(27,232.5)	(1,144.2)	(12,450.4)	(16,447.5)	(691.1)

Gross loss	(9,255.8)	(12,266.9)	(515.4)	(5,132.7)	(6,523.4)	(274.1)
Operating expenses:
Research and development costs	(9,255.4)	(19,939.9)	(837.8)	(10,447.8)	(8,620.8)	(362.2)
Selling and distribution costs	(2,203.8)	(5,213.7)	(219.1)	(2,291.6)	(2,569.1)	(107.9)
Administrative expenses	(2,424.6)	(4,010.0)	(168.5)	(1,123.3)	(2,560.9)	(107.6)
Compensation expenses	(4,340.3)	(109.4)	(4.6)	—	—	—
Net other operating (expenses)/income	412.5	(716.4)	(30.1)	(615.5)	(98.5)	(4.1)

Operating loss	(27,067.4)	(42,256.4)	(1,775.5)	(19,610.9)	(20,372.7)	(856.0)
Finance income	446.1	88.1	3.7	79.6	41.3	1.7
Finance costs	(4,598.2)	(7,959.8)	(334.4)	(3,426.9)	(5,072.5)	(213.1)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	1,226.0	51.5	660.3	(1,279.1)	(53.7)
Investment gain	956.6	—	—	—	—	—
Share of losses from equity investees	(36.8)	—	—	—	—	—

Loss before income tax expense	(32,009.7)	(48,902.1)	(2,054.7)	(22,297.9)	(26,683.1)	(1,121.1)
Tax (expense)/income	(209.2)	(946.7)	(39.8)	(1,014.2)	27.0	1.1

Net loss for the year/period	(32,219.0)	(49,848.9)	(2,094.5)	(23,312.2)	(26,656.0)	(1,120.0)

(*)

Including sales to related parties in 2021, 2022 and the six months ended June 30, 2022 and 2023 of VND516.5 billion, VND2,378.9 billion ($100.0 million), VND1,169.7 billion and VND5,833.9 billion ($245.1 million), respectively.

Consolidated Cash Flows Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(28,969.1)	(35,628.4)	(1,497.0)	(15,580.7)	(21,186.3)	(890.2)
Net cash flows (used in)/from investing activities	2,420.1	(16,038.9)	(673.9)	(5,319.7)	(14,258.9)	(599.1)
Net cash flows from financing activities	28,855.2	52,945.1	2,224.6	19,798.5	33,417.0	1,404.1
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,306.2	1,277.7	53.7	(1,101.9)	(2,028.2)	(85.2)
Cash, cash equivalents and restricted cash at the end of the year/period	3,024.9	4,271.4	179.5	1,926.5	2,267.7	95.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of VinFast and Black Spade adjusted to give effect to (i) the consummation of the Transactions, as described below under the heading, “Description of the Transactions,” (ii) the Gotion Investment which is described below under the heading “Gotion Investment,” and (iii) the phase-out of ICE vehicle production (the “ICE Production Phase-out”), which is described in this prospectus under the section titled “Corporate History and Structure—Phase-out of ICE Vehicle Production.” The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included in these financial statements have the same meaning as terms defined and included elsewhere in this prospectus.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the unaudited historical condensed consolidated balance sheet of VinFast as of June 30, 2023 with the unaudited historical condensed balance sheet of Black Spade as of June 30, 2023, as if the Transactions and the Gotion Investment had been completed on June 30, 2023.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combines the audited historical consolidated statements of operations of VinFast for the year ended December 31, 2022 with the audited historical statements of operations of Black Spade for the year ended December 31, 2022, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The following unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 combines the unaudited historical condensed consolidated statements of operations of VinFast for the six months ended June 30, 2023 with the unaudited historical condensed statements of operations of Black Spade for the six months ended June 30, 2023, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The historical financial information of Black Spade was derived from its audited historical financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the six months ended June 30, 2023. The historical financial information of VinFast was derived from its audited historical consolidated financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the six months ended June 30, 2023, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with VinFast’s and Black Spade’s financial statements and related notes, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma adjustments related to the Transactions and the Gotion Investment, which we refer to as the “Transactions Accounting Adjustments,” and the pro forma adjustments related to the ICE Production Phase-out, which we refer to as the “ICE Production Phase-out Accounting Adjustments,” collectively, are described in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed combined statements of operations (i) are based on information currently available, (ii) are intended for informational purposes only, (iii) are not necessarily indicative of and do not purport to represent what our operating results would have been had the Transactions, the Gotion Investment and the ICE Production Phase-out occurred as described or what our future operating results will be after giving effect to these events, and (iv) do not reflect all actions that may be undertaken by us after the Transactions, the Gotion Investment and the ICE Production Phase-out.

Description of the ICE Production Phase-out

Please refer to the section titled “Corporate History and Structure—Phase-out of ICE Vehicle Production,” in this prospectus.

Description of the Transactions

On May 12, 2023, Black Spade entered into the Business Combination Agreement with VinFast and Merger Sub, a wholly owned subsidiary of VinFast. Pursuant to the Business Combination Agreement, on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger and becoming a wholly owned subsidiary of VinFast, and the securityholders of Black Spade becoming securityholders of VinFast. On August 15, 2023, VinFast’ s shares and warrants commenced trading on Nasdaq under the ticker symbols “VFS” and “VFSWW,” respectively.

Pursuant to the Business Combination Agreement, (a) each Class A ordinary share of Black Spade outstanding (“Black Spade Public Shares”) immediately prior to the Effective Time was converted into one VinFast ordinary share (all holders of Class A ordinary shares of Black Spade, the “Black Spade Public Shareholders”), (b) each Class B ordinary share of Black Spade outstanding immediately prior to the Effective Time was converted into one VinFast ordinary share, and (c) each Black Spade warrant outstanding immediately prior to the Effective Time was assumed by VinFast and exchanged for a VinFast warrant, with the number of VinFast ordinary shares underlying the VinFast warrants and the exercise price of such VinFast warrants subject to adjustment in accordance with the Business Combination Agreement in the event of a stock split, share dividend or distribution, or any change in VinFast’s share capital by reason of any recapitalization, reclassification, exchange of shares.

The unaudited pro forma condensed combined financial information has been prepared to reflect (i) the actual redemption of 15,591,100 shares of Class A ordinary shares issued in Black Spade’s initial public offering by the Black Spade Public Shareholders prior to the consummation of the Business Combination, (ii) the Backstop Subscriber’s subscription for 1,636,797 ordinary shares of VinFast pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023 (collectively, the “Sponsor Support Agreement”), and the Backstop Subscription Agreement dated August 10, 2023, (iii) the 4,929,684 ordinary shares issued to the Sponsor upon its cashless exercise of 6,380,000 Private Placement Warrants (as defined herein), and (iv) the 4,777,281 ordinary shares issued upon the exercise of 4,777,281 Public Warrants (as defined herein) by other securityholders.

The Business Combination will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with US GAAP.

Gotion Investment

On June 30, 2023, VinFast entered into the Gotion Subscription Agreement pursuant to which Gotion undertook to subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. The transaction was completed on September 20, 2023.

Consideration

The following represents the aggregate consideration from the Transactions, the Gotion Investment and the exercises of warrants, assuming the outstanding VinFast warrants as of September 18, 2023 have not been exercised after September 18, 2023 and the Gotion Investment has been completed:

	Purchase Price	Shares Issued
	(VND in millions)
Share Consideration for Business Combination(1)	1,706,626	7,170,697
Gotion Investment(1)	3,570,000	15,000,000
Cashless exercises of Private Placement Warrants(2)	1,349,255	4,929,684
Cash exercises of Public Warrants(2)	1,307,542	4,777,281

Notes:

(1)	The value of ordinary shares is reflected at $10 per share.
(2)	The value of ordinary shares underlying the warrants is reflected at $11.50 per share.

Ownership

The following summarizes the unaudited pro forma VinFast ordinary shares outstanding following the completion of the Business Combination based on the actual redemptions by the Black Spade Public Shareholders and the exercise of VinFast warrants through September 18, 2023, assuming no VinFast warrants outstanding as of September 18, 2023 have been exercised after September 18, 2023 and the Gotion Investment has been completed:

	Number of shares(1)%
Black Spade Public Shareholders:
Black Spade Public Shareholders(2)	1,308,900	0.06%
Exercises of Public Warrants(3)	4,777,281	0.20%
	6,086,181	0.26%
Sponsor and the other Initial Shareholders of Black Spade:
Founder(4)	4,225,000	0.18%
Exercises of Private Placement Warrants(5)	4,929,684	0.21%
	9,154,684	0.39%
Backstop financing:
Backstop(6)	1,636,797	0.07%
	1,636,797	0.07%
Gotion Investment:
Gotion Investment	15,000,000	0.64%
	15,000,000	0.64%
Current VinFast shareholders:
Vingroup	1,185,010,424	50.82%
VIG	769,989,498	33.02%
Asian Star	345,000,076	14.79%

	2,299,999,998	98.63%
Total	2,331,877,660	100%

Notes:

(1)

The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any VinFast warrants outstanding, earnout shares issued after the closing of the Business Combination or equity awards that may be granted under the VinFast Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.

(2)	Represents the issuance of VinFast ordinary shares to the Black Spade Public Shareholders upon the exercise of the Public Warrants.
(3)	Represents the issuance of VinFast ordinary shares to the Black Spade Public Shareholders upon their exercise of VinFast warrants.
(4)	Represents the issuance of VinFast ordinary shares to the Black Spade Initial Shareholders.
(5)	Represents the issuance of VinFast ordinary shares to the Sponsor upon its exercise of the Private Placement Warrants.
(6)	Represents the issuance of VinFast ordinary shares to the Backstop Subscriber.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2023

(in VND million)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,600,653	51	5,591,542	(a	)	7,192,246
Trade receivables	355,683	—	—			355,683
Advances to suppliers	5,334,949	—	—			5,334,949
Inventories, net	24,022,069	—	—			24,022,069
Short-term prepayments and other receivables	6,678,594	1,529	—			6,680,123
Short-term derivative assets	440,425	—	—			440,425
Current net investment in sales-type lease	21,117	—	—			21,117
Short-term investments	3,989	—	—			3,989
Short-term amounts due from related parties	391,784	—	—			391,784
Assets classified as held for sale	353,049	—	—			353,049

Total current assets	39,202,312	1,580	5,591,542			44,795,434

NON-CURRENT ASSETS
Investments held in the Trust Account	—	4,172,800	(4,172,800)	(b	)	—
Property, plant and equipment, net	63,322,217	—	—			63,322,217
Intangible assets, net	1,515,011	—	—			1,515,011
Goodwill	272,203	—	—			272,203
Operating lease right-of-use assets	6,905,579	—	—			6,905,579
Long-term derivative assets	309,614	—	—			309,614
Long-term prepayments	37,920	—	—			37,920
Non-current net investment in sales-type lease	225,277	—	—			225,277
Long-term amounts due from related parties	47,445	—	—			47,445
Other non-current assets	4,990,736	—	—			4,990,736

Total non-current assets	77,626,002	4,172,800	(4,172,800)			77,626,002

TOTAL ASSETS	116,828,314	4,174,380	1,418,742			122,421,436

DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	15,170,731	—	—			15,170,731
Trade payables and short-term accruals	28,260,848	82,327	287,026	(d	)	28,630,201
Deposits and down-payment from customers	487,920	—	—			487,920
Short-term deferred revenue	127,053	—	—			127,053
Other current liabilities	4,134,982	—	—			4,134,982
Current operating lease liabilities	1,296,743	—	—			1,296,743
Amounts due to related parties	42,208,018	14	—			42,208,032
Note payable - Sponsor	—	20,211	(20,211)	(e	)	—

Total current liabilities	91,686,295	102,552	266,815			92,055,662

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of June 30, 2023

(in VND million)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	40,730,992	—	—			40,730,992
Long-term financial liability	16,083,583	—	—			16,083,583
Derivative warrant liabilities	—	55,131	(41,478)	(f	)	13,653
Other non-current liabilities	6,432,066	—	—			6,432,066
Non-current operating lease liabilities	5,091,287	—	—			5,091,287
Long-term deferred revenue	721,011	—	—			721,011
Deferred tax liabilities	920,955	—	—			920,955
Long-term accruals	24,188	—	—			24,188
Amounts due to related parties	18,461,814	—	27,370	(e	)	18,489,184

Total non-current liabilities	88,465,896	55,131	(14,108)			88,506,919

MEZZANINE EQUITY

Black Spade’s Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	—	4,172,800	(4,172,800)	(g	)	—

SHAREHOLDERS’ DEFICIT:

VinFast’s ordinary shares, no par value (2,299,999,998 shares issued and outstanding; 2,331,877,660 shares for pro forma (unaudited))	871,021	—	1,706,626	(h	)	8,804,443

			3,570,000	(l	)

			2,656,796	(f	)
Black Spade’s Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 4,225,000 shares issued and outstanding	—	10	(10)	(i	)	—
Accumulated losses	(153,785,023)	(156,113)	156,113	(k	)	(153,785,023)
Additional paid-in capital	12,311,667	—	(2,750,690)	(j	)	9,560,977
Other comprehensive loss	(101,456)	—	—			(101,456)

Deficit attributable to equity holders of the parent	(140,703,791)	(156,103)	5,338,835			(135,521,059)
Non-controlling interests	77,379,914	—	—			77,379,914

Total deficit	(63,323,877)	(156,103)	5,338,835			(58,141,145)

TOTAL DEFICIT AND LIABILITIES	116,828,314	4,174,380	1,418,742			122,421,436

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2022

(in VND million, except share and per share data)

		ICE Production Phase-out				Transactions
	VinFast (Historical)	Accounting Adjustments		Pro forma VinFast	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	12,391,500	(6,611,355)	(aa)	5,780,145	—	—		5,780,145
Sales of merchandise	112,206	—		112,206	—	—		112,206
Sales of spare parts and components	2,072,628	(187,198)	(aa)	1,885,430	—	—		1,885,430
Rendering of services	222,732	—		222,732	—	—		222,732
Rental income
Revenue from leasing activities	166,525	—		166,525	—	—		166,525

Revenues	14,965,591	(6,798,553)		8,167,038				8,167,038

Cost of vehicles sold	(24,660,149)	10,230,141	(aa)	(14,430,008)	—	—		(14,430,008)
Cost of merchandise sold	(151,353)	—		(151,353)	—	—		(151,353)
Cost of spare parts and components sold	(1,869,084)	182,284	(aa)	(1,686,800)	—	—		(1,686,800)
Cost of rendering services	(389,635)	—		(389,635)	—	—		(389,635)
Cost of leasing activities	(162,275)	—		(162,275)	—	—		(162,275)

Cost of sales	(27,232,496)	10,412,425		(16,820,071)	—	—		(16,820,071)

Gross loss	(12,266,905)	3,613,872		(8,653,033)	—	—		(8,653,033)
Operating expenses:
Research and development costs	(19,939,898)	164,678	(bb)	(19,775,220)	—	—		(19,775,220)
Selling and distribution costs	(5,213,739)	430,905	(cc)	(4,782,834)	—	—		(4,782,834)
Administrative expenses	(4,010,012)	—		(4,010,012)	(77,562)	58,406	(gg)	(4,029,168)
Compensation expenses	(109,431)	(157,349)	(dd)	(266,780)	—	—		(266,780)
Net other operating expenses	(716,379)	—		(716,379)	—	—		(716,379)

Operating loss	(42,256,364)	4,052,106		(38,204,258)	(77,562)	58,406		(38,223,414)
Finance income	88,060	—		88,060	—	—		88,060
Finance costs	(7,959,840)	—		(7,959,840)	—	—		(7,959,840)
Net gain on financial instruments at fair value through profit or loss	1,226,012	—		1,226,012	290,121	(218,271)	(ll)	1,297,862
Change in fair value of note payable—Sponsor	—	—		—	13,313	(13,313)	(hh)	—
Income earned on Investments held in Trust Account	—	—		—	57,414	(57,414)	(ii)	—

Loss before income tax expense	(48,902,132)	4,052,106		(44,850,026)	283,286	(230,592)		(44,797,332)
Tax expense	(946,738)	—	(ee)	(946,738)	—	—		(946,738)

Net loss for the year	(49,848,870)	4,052,106		(45,796,764)	283,286	(230,592)		(45,744,070)

Net loss attributable to non-controlling interest	(65,075)	4,052	(ff)	(61,023)	—	—		(61,023)

Net loss attributable to controlling interest	(49,783,795)	4,048,054		(45,735,741)	283,286	(230,592)		(45,683,047)

Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,299,008,659			2,299,008,659				2,331,877,660
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(21,654)			(19,895)				(19,591)
Weighted-average Black Spade’s redeemable Class A ordinary shares subject to possible redemption, basic and diluted					16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)					13,435
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and diluted					4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)					13,435

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2023

(in VND million, except share and per share data)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	9,024,493	—	—		9,024,493
Sales of merchandise	38,269	—	—		38,269
Sales of spare parts and components	372,338	—	—		372,338
Rendering of services	172,987	—	—		172,987
Rental income
Revenue from leasing activities	316,070	—	—		316,070

Revenues	9,924,157	—	—		9,924,157

Cost of vehicles sold	(15,439,163)	—	—		(15,439,163)
Cost of merchandise sold	(38,533)	—	—		(38,533)
Cost of spare parts and components sold	(230,826)	—	—		(230,826)
Cost of rendering services	(388,596)	—	—		(388,596)
Cost of leasing activities	(350,431)	—	—		(350,431)

Cost of sales	(16,447,549)	—	—		(16,447,549)

Gross loss	(6,523,392)	—	—		(6,523,392)
Operating expenses
Research and development costs	(8,620,764)	—	—		(8,620,764)
Selling and distribution costs	(2,569,141)	—	—		(2,569,141)
Administrative expenses	(2,560,861)	(38,366)	26,802	(gg)	(2,572,425)
Net other operating expenses	(98,538)	—			(98,538)

Operating loss	(20,372,696)	(38,366)	26,802		(20,384,260)
Finance income	41,263	—	—		41,263
Finance costs	(5,072,547)	—	—		(5,072,547)
Net loss on financial instruments at fair value through profit or loss	(1,279,073)	(37,051)	27,875	(ll)	(1,288,249)
Change in fair value of note payable—Sponsor	—	(6,212)	6,212	(hh)	—
Income earned on Investments held in Trust Account	—	91,392	(91,392)	(ii)	—
Gain on forgiveness of deferred underwriting	—	9,880	(9,880)	(kk)	—

Loss before income tax expense	(26,683,053)	19,643	(40,383)		(26,703,793)
Tax income	27,026	—			27,026

Net loss for the period	(26,656,027)	19,643	(40,383)		(26,676,767)

Net loss attributable to non-controlling interest	(49,338)	—			(49,338)

Net loss attributable to controlling interest	(26,606,689)	19,643	(40,383)		(26,627,429)

Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,299,999,998				2,331,877,660
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(11,567)				(11,419)
Weighted-average Black Spade’s redeemable Class A ordinary shares subject to possible redemption, basic and diluted		16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)		930
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and diluted		4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)		930

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

VinFast and Black Spade did not have any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023, assumes that the Transactions and the Gotion Investment occurred on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023, presents the pro forma effects of the Transactions, the Gotion Investment and the ICE Production Phase-out as if they had been completed on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•	Black Spade’s unaudited condensed balance sheet as of June 30, 2023 and the related notes included in Black Spade’s quarterly report on Form 10-Q filed with the SEC on August 11, 2023; and

•	VinFast’s unaudited condensed consolidated balance sheet as of June 30, 2023 and the related notes included elsewhere in this prospectus.

The unaudited pro forma condensed statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•

Black Spade’s audited statements of operations for the year ended December 31, 2022 and unaudited condensed statements of operations for the six months ended June 30, 2023 and the related notes included in Black Spade’s annual report on Form 10-K filed with the SEC on March 10, 2023 and Black Spade’s quarterly report on Form 10-Q filed with the SEC on August 11, 2023, respectively; and

•

VinFast’s audited consolidated statements of operations for the year ended December 31, 2022 and unaudited condensed consolidated statements of operations for the six months ended June 30, 2023 and the related notes included elsewhere in this prospectus.

The historical financial statements of Black Spade have been translated into VND, from Black Spade’s reporting currency of United States dollars ($) using a published exchange rate of:

•	the period-end exchange rate as of June 30, 2023 of $1.00 to 23,800 for the unaudited balance sheet;

•	the average exchange rate for the year ended December 31, 2022 of $1.00 to 23,570 for the audited statements of operations for the year ended December 31, 2022; and

•	the average exchange rate for the six months ended June 30, 2023 of $1.00 to 23,525 for the unaudited condensed statements of operations for the six months ended June 30, 2023.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions, the Gotion Investment or the ICE Production Phase-out.

The pro forma adjustments reflecting the consummation of the Transactions, the Gotion Investment and the ICE Production Phase-out are based on certain currently available information and certain assumptions and methodologies that VinFast believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. VinFast believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions, the Gotion Investment and the ICE Production Phase-out based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions, the Gotion Investment and the ICE Production Phase-out taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Business Combination company. They should be read in conjunction with the historical financial statements and notes thereto of Black Spade and VinFast.

2. Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Business Combination company following the Transactions.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the Transactions. Black Spade and VinFast have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of VinFast’s shares outstanding, assuming the Transactions, the Gotion Investment and the ICE Production Phase-out occurred on January 1, 2022.

ICE Production Phase-Out

The ICE Production Phase-out event was completed in 2022, and thus was reflected in VinFast’s audited consolidated balance sheet as of December 31, 2022.

The ICE Production Phase-out Accounting Adjustments included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022 are as follows:

(aa)

Reflects the exclusion of revenue and direct cost of goods sold associated with the sale of ICE vehicles and related spare parts and components as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and all ICE production activities ceased from that date.

(bb)

Reflects the exclusion of R&D expenses related to ICE vehicles as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and R&D expenses relating to ICE vehicles would not be incurred after the transfer date. The ICE Production Phase-out accounting adjustments are made to exclude: (1) the R&D expenses specifically related to ICE vehicles and (2) the specific ED&D parts/contracts related only to ICE vehicles. No adjustments are made for recurring R&D expenses, such as laboratory expense (including payroll) and ED&D parts/contracts which were incurred for ICE vehicles, where these resources can be repurposed for or reallocated to EV production after the cessation of ICE vehicle production activities.

(cc)

Reflects the exclusion of VND430.9 billion in selling and distribution costs directly incurred with respect to sales of ICE vehicles (e.g. direct logistic expenses, promotion and advertisement expenses, warranty expenses relating to the extension of the ICE warranty policy for all ICE cars sold between 2019 and 2021 and to the earlier of 10 years or the first 200,000 kilometers) as reported in the historical financial statements of VinFast as of and for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and selling and distribution costs relating to ICE vehicles will not be incurred after the transfer date. No adjustments are made for recurring selling and distribution costs, such as salary expenses and rental fees which were incurred for ICE vehicles, where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

(dd)

Reflects the exclusion of the compensation settlement with suppliers in relation to the cessation of ICE vehicles production, which is considered a material non-recurring item arising from the ICE Production Phase-out event. Under the assumption that the ICE Production Phase-out event occurred on January 1, 2022, we do not expect such costs to be recurring.

(ee)

The income taxes from the ICE Assets Disposal are incurred on the basis of local Vietnam GAAP taxable income. Since VinFast has accumulated tax losses which can be used to offset the taxable income from the ICE Assets Disposal, we are not expected to incur any income tax liabilities in connection with the disposal of the ICE Assets. Accordingly, no pro forma adjustments related to income tax liabilities are included with regard to the transfer of assets under the ICE Assets Disposal. Furthermore, VinFast’s audited consolidated statements of operations and VinFast’s subsidiaries for the year ending December 31, 2022 were under a loss making position and did not incur any income tax expenses related to ICE production activities. Accordingly, no pro forma adjustments related to tax expense exclusion are considered to be necessary.

As the post-Business Combination company does not file a consolidated tax return and both Black Spade and the Merger Sub are Cayman Islands companies that are tax exempted, the Company concluded that no pro forma adjustments are necessary.

(ff)	Reflects the impact of excluding income and expense related to the cessation of ICE activities as mentioned above to net loss attributable to non-controlling interest.

The Transactions and the Gotion Investment

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

(a)	Represents pro forma adjustments to cash and cash equivalents to reflect the following:

	in VND million
Reclassification of Investments held in the Trust Account	4,172,800	(b)
The payment to redeem Black Spade Public Shares held by Black Spade Public Shareholders	(3,849,618)	(b)
The Backstop Amount	390,818	(c)
Proceeds from the Gotion Investment	3,570,000	(l)
Exercised Public Warrants	1,307,542	(f)
	5,591,542	(a)

(b)

Reflects the reclassification of $175.3 million (VND4,172,800 million) of investments held in the trust account of Black Spade (the “Trust Account”) that became available following the completion of the Transactions less the payment of $161.7 million (VND3,849,618 million) to redeem Black Spade Public Shares from redeeming Black Spade Public Shareholders.

(c)

Reflects the Backstop Amount for a total of $30 million (VND714,000 million) less the amount of Black Spade Public Shares that were not redeemed in connection with the Transactions of $13.6 million (VND323,182 million).

(d)

Reflects the transaction costs of approximately $15.5 million (VND369,353 million) payable by VinFast in connection with the Transactions less the payment of Black Spade’s outstanding payables by the Sponsor (VND82,327 million).

(e)

Reflects the conversion of the unsecured promissory notes issued by Black Spade to the Sponsor into an interest-free loan from the Sponsor to VinFast, with an aggregate face value of $1.15 million (VND27,370 million) in connection with the Transactions.

(f)

Reflects the increase in VinFast’s ordinary shares of $111.6 million (VND2,656,796 million) derived from the issuance of 9,431,316 ordinary shares of VinFast at a price of $11.50 per share. This issuance resulted from the cashless exercise of 6,380,000 Private Placement Warrants by the Sponsor and the cash exercise of 4,777,281 Public Warrants by other securityholders. The fair value of the exercised derivative warrant liabilities is $1 million (VND23,718 million) for the Private Placement Warrants held by the Sponsor and $0.7 million (VND17,760 million) for the Public Warrants held by other securityholders.

(g)

Reflects the redeemed value of $161.7 million (VND3,849,618 million) of Black Spade Public Shares subject to possible redemption and the reclassification of the remaining $13.6 million (VND323,182 million) of the Black Spade Public Shares subject to possible redemption to permanent equity after being converted into VinFast ordinary shares.

(h)	Reflects the share consideration of $71.7 million (VND1,706,626 million) from the issuance of 7,170,697 VinFast ordinary shares at $10 per share to Black Spade.

(i)	Reflects the reclassification of $422 (VND10 million) of Black Spade’s Class B ordinary shares to permanent equity after being converted into VinFast ordinary shares.

(j)	Represents pro forma adjustments to additional paid-in capital to reflect the following:

	in VND million
Share consideration of VinFast ordinary shares	(1,706,626)	(h)
Transaction costs incurred	(287,026)	(d)
The conversion of the unsecured promissory notes	(7,159)	(e)
The Backstop Amount and the remaining investments held in the Trust Account	714,000	(c)
Reclassification of Black Spade’s Class B ordinary shares	10	(i)
Elimination of Black Spade’s accumulated losses	(156,113)	(k)
Exercised warrants	(1,307,776)	(f)

Additional paid-in capital	(2,750,690)	(j)

(k)	Reflects the elimination of Blake Spade’s historical accumulated losses into additional paid-in capital.

(l)

Reflects the cash consideration equal to the aggregate subscription price of $150 million from the issuance of 15,000,000 ordinary shares of VinFast at $10 per share to Gotion in a private placement pursuant to the Gotion Subscription Agreement.

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023 are as follows:

(gg)

Reflects the exclusion of material non-recurring expenses (i.e., professional fees which are not required by the Business Combination Agreement) assumed to be paid by the Sponsor on January 1, 2022, in accordance with the Article 5.5 (c) of the Sponsor Support Agreement, such expenses will not be incurred after the Transactions. No adjustments are made for recurring administrative expenses, such as directors’ and officers’ insurance and listing fees, which are expected to have a continuing impact on the combined results post-Closing.

(hh)	Reflects the exclusion of change in fair value of note payable—Sponsor which will not be incurred after the Transactions.

(ii)	Reflects the exclusion of income earned on investments held in Trust Account which will not be incurred after the Transactions.

(kk)	Reflects the exclusion of gain on forgiveness of deferred underwriting which will not be incurred after the Transactions.

(ll)	Reflects the exclusion of net gain/(loss) on financial instruments at fair value through profit or loss regarding exercised warrants which will not be incurred after the Transactions.

4. Loss per Share

Net loss per share was calculated using the historical weighted average number of shares outstanding and the issuance of additional shares in connection with the Transactions and the Gotion Investment, assuming the shares were outstanding since January 1, 2022. As the Transactions and the Gotion Investment are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average number of shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions and the Gotion Investment have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

	Year Ended December 31, 2022	Six months ended June 30, 2023
Pro forma net loss attributable to controlling interest (in VND million)	(45,683,047)	(26,627,429)
Weighted average shares outstanding—basic and diluted	2,331,877,660	2,331,877,660
Pro forma net loss per share (in VND)—basic and diluted	(19,591)	(11,419)
Weighted average shares outstanding—basic and diluted	2,331,877,660	2,331,877,660
Public Shareholders	1,308,900	1,308,900
Sponsor and the other Initial Shareholders of Black Spade	4,225,000	4,225,000
Backstop Subscriber	1,636,797	1,636,797
Gotion Investment	15,000,000	15,000,000
Exercised warrants	9,706,965	9,706,965
Current VinFast shareholders	2,299,999,998	2,299,999,998

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. Our VF 8 (D-segment) and VF 9 (E-segment) models are our first electric SUVs to be offered in North America and Europe. Since we introduced these models at the Los Angeles Auto Show in November 2021, they have been showcased at the International Electric Vehicle Symposium, Consumer Electronics Show, New York Auto Show, Paris Motor Show, Montreal Auto Show and Canadian International Auto Show. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. The Eco trim offers a longer driving range than the Plus trim with standard features. The Plus trim offers higher horsepower and luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. The Lease Forward Program ended in September 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that provide a longer driving range than the VF 8 “City Edition,” and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We plan to deliver the VF 9 in North America in 2023 and in Europe in 2024. As of August 31, 2023, we had approximately 17,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

We commenced delivery of the VF 9 and VF 5 in Vietnam in early 2023. The VF 9 is a sophisticated E-segment electric SUV featuring three rows of seats for the Vietnam, North America and European markets. The VF 5 is our A-segment electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We received approximately 3,300 reservations in the first nine hours of introducing the VF 5 in Vietnam in December 2022.

At the 2023 CES, we unveiled our forthcoming VF 6 and VF 7 models. The VF 6 is our B-segment electric SUV for the family-oriented driver. The VF 7 is our driver centric C-segment electric SUV, accentuated by its futuristic styling. First deliveries of the VF 6 and VF 7 are targeted for 2023 and 2024, respectively. In June 2023, we introduced our forthcoming VF 3, which is a mini car specifically designed for the Vietnam market. The VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to commence deliveries of the VF 3 in late 2024. See “Risk Factors—Risks Relating to Our Business and Industry—Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.”

Key Factors Affecting Our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations as we strive to develop a comprehensive full-scale Smart Mobility platform comprising electric vehicles, e-scooters and e-buses are set out below. The growth and future success of our business will depend on many factors beyond those discussed below, including those in the section of this prospectus titled “Risk Factors.”

•

Ability to Develop and Launch New Offerings. Our growth is dependent on our ability to achieve our vehicle delivery targets, including an ability to attract orders from customers, most of whom will be purchasing a VinFast vehicle for the first time. We were able to start the production of our initial line of ICE vehicles within 21 months from our inception. In order to successfully grow our EV production and sales, we must continue to design and produce new and quality EV models that are safe, reliable and incorporate new EV technologies and advanced technological capabilities, such as ADAS and smart infotainment. Our future success will also depend on our ability to further develop and leverage our technology platform through research and development by us, our Vingroup affiliates and our other partnerships in order to deliver driver-friendly applications in our vehicles and ecosystem. It is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to customers in adequate volume and quality.

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Ability to Execute Effective Marketing. The growth of our orders will largely depend on our ability to execute effective marketing initiatives, which in turn depends on prospective customers’ perception of our brand. We plan to raise brand awareness with a significant social media presence, and through traditional advertisements and in-person showrooms that drive customer engagement. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs. Our ability to expand our sales network across the globe, price our EVs competitively and adjust our prices effectively are also essential for us in attracting customer orders. We review our pricing strategies and customer incentives based on various factors, including demand for our vehicles. As part of our competitive sales policy, we offer customers the ability to reserve a vehicle by placing a small reservation fee, while offering a free cancelation and full refund policy, which encourages customers to submit orders. In addition, our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. However, we currently expect our sales in markets outside of Vietnam to be for EVs with batteries included.

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Ability to Maintain and Improve Operating Efficiency. Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. We might benefit from certain competitive advantages by locating our manufacturing facility in Vietnam, which has favorable export treaties under several free trade agreements that allow us to export EVs with minimal duties. We also exercise direct control over production costs, time to market and product quality at our manufacturing facility. By scaling our business and increasing our sales volumes while controlling our costs, we can improve our margins and achieve profitability as our business matures.

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Ability to Control Production, Distribution and Construction Costs. Our profitability significantly depends on our ability to control our costs of sales, mainly comprised of cost of vehicles sold, which is affected by fluctuations in raw material prices, labor costs, foreign exchange rates and energy costs. As we expand outside of Vietnam, we will also incur significant capital expenditure to fund the expansion of our sales and distribution infrastructure, including the opening of new direct stores across major markets, the construction of a new manufacturing facility in the U.S., and global marketing campaigns to market our products and enhance our brand reputation. To keep pace with ever evolving technologies and maintain the competitiveness of our products, we expect to incur R&D expenses in the near term to conduct research on and continue developing our ADAS technology, smart services and other EV technologies in addition to improving and upgrading our existing vehicles and developing new models, including e-buses, e-motorcycles and e-bicycles.

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Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance. For example, the recent global semiconductor supply shortage is having wide-ranging effects across the automotive industry, and has impacted our operations and financial performance, along with those of many automotive suppliers and manufacturers that incorporate semiconductors into their products.

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Recently, the COVID-19 pandemic and conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies. For example, following the launch of a military action in Ukraine by Russia in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Our result of operations have not been materially impacted by either COVID-19-related supply chain constraints or the Russia-Ukraine conflict for a number of reasons. During this time period, we have focused more on internal EV development activities. In addition, in the past, including prior to the emergence of, and during, these challenges, we have adhered to the following supply chain management practices: (i) providing extended material planning forecasts, typically for the next 18 to 24 months, to suppliers to help ensure sufficient inventory, (ii) applying extended firm order periods when working with key components and commodities suppliers to ensure these suppliers have confidence to allocate inventory to us and adequately manage their own supply chain requirements, (iii) maintaining a high frequency supply cadence through weekly shipments in order to keep our supply chains “active,” (iv) assisting suppliers who may be facing raw material constraints (e.g., semiconductor chips, steel and aluminum) in supplementing their procurement and supply activities, and (v) conducting cost-benefit analyses for any proposed mitigation measures to evaluate the potential net impact and minimize any material risks to the Company.

Key Components of Results of Operations

Revenues

We generate revenues from (i) sales of vehicles, (ii) sales of merchandise, (iii) sales of spare parts and components, (iv) rendering of services and (v) leasing activities. In 2021, 2022 and the six months ended June 30, 2023, substantially all of our revenue was generated from our operations in Vietnam.

Sales of vehicles. We began generating revenue from the sale of EVs in December 2021 when we began delivering our first EV model, the VF e34. We have also generated revenue from the sale of e-buses in 2021. The majority of our EV sales in 2022 and the six months ended June 30, 2023 has been sales of VF e34 and VF 8 vehicles in Vietnam.

We have generated revenues from the sale of e-scooters since 2018 and from sales of ICE vehicles since 2019. Notwithstanding our cessation of ICE vehicle production in 2022, our results of operations for 2022 and the six months ended June 30, 2023 include, and our results of operations for 2023 will continue to include the results of our ICE vehicle manufacturing business because, while we ceased production of ICE vehicles in November 2022, we recognize revenue for each ICE vehicle at the time that it is delivered to the customer. For more information, see “Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Our affiliate, Vinhomes, from time to time provides vouchers to Vinhomes’ new customers which may be used towards payment for the purchase of our vehicles as part of certain co-marketing programs that we conduct exclusively in Vietnam. The VinFast vouchers have a face value ranging from VND10 million to VND200 million. When a vehicle is sold and a voucher is applied, we recognize revenue from the sale (including the value of the voucher) and receive a payment from the customer equivalent to the selling price of the vehicle, minus the value of the voucher. Until the time that a voucher is used or expires, it is recorded as a short-term payable to a related party. As of June 30, 2023, we had VND3,577.4 billion ($150.3 million) in short-term payables to a related party relating to unredeemed vouchers. If vouchers expire without being used, certain co-marketing programs require us to repay the remaining advance corresponding to the unused vouchers to our affiliate, while under other co-marketing programs voucher payments are non-refundable, in which case we recognize other income in respect of the unused and expired voucher. In 2021, 2022 and the six months ended June 30, 2023, we had VND197.8 billion, VND48.0 billion ($2.0 million) and VND69.0 billion ($2.9 million), respectively, of other income from unused and expired vouchers that were nonrefundable as most vouchers were used to pay for the purchase of our vehicles.

Sales of merchandise. Revenues from our automobile trading business, whereby we purchased new and used automobiles manufactured by third parties as inventory and resold as a distributor, as well as smartphones. While we expect to continue generating revenue from the sale of used automobiles, we ceased the sale of new automobiles manufactured by third parties in the first quarter of 2021 and the sale of smartphones in fourth quarter of 2021.

Sales of spare parts and components. Revenues from sales of spare parts and components consist of revenue from sales of automobile spare parts and components to other car distributors and end customers, revenue from sales of battery packs installed in our EVs sold in Vietnam and revenue from sales of battery components to VinES. In the first quarter of 2022, we sold all of the battery packs installed in our EVs to VinES, who in turn leased the batteries to the VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam. We also ceased the sales of battery components to VinES in the beginning of 2023.

Rendering of services. We generate revenue from providing after-sales services to end customers and other services, including maintenance services for the ICE vehicles and EVs that we manufacture and sell.

Leasing activities. We generate revenue from leasing activities, comprising revenue from the leasing of automobiles and e-scooters to our customers and fees generated from the leasing of e-scooter and EV batteries. For our automobile and e-scooter rental program, we charge customers a fixed daily or monthly fee, which varies by the type of vehicle rented. Under our battery subscription program, we receive either a fixed monthly subscription fee for unlimited mileages or a variable monthly subscription fee based on the number of miles that the customer drives.

We also generate revenue from leasing portions of our manufacturing park to captive suppliers that produce vehicle components or parts for our vehicles manufactured on-site. We entered into operating leases with such suppliers which are required to pay three months’ rent upfront as well as a deposit equal to three months’ rent that is maintained throughout the term. We do not expect to generate any revenue from leasing activities following completion of the project transfer to VHIZ JSC as discussed in “Related Party Transactions.”

Cost of Sales

Our cost of sales comprises costs of (i) vehicles sold, (ii) merchandise sold, (iii) spare parts and components sold, (iv) rendering services and (v) leasing activities.

Cost of vehicles sold. Cost of vehicles sold consists of costs of purchasing direct parts and materials, labor costs processing fees related to labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistical costs, reserves for estimated warranty expenses and other production-related expenses. Cost of vehicles sold also includes material price adjustments, compensation due to volume shortfalls, which is compensation for purchasing below our agreed commitment volume, charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value (“NRV”) and reserves for obsolete inventories.

Cost of merchandise sold. Cost of merchandise sold consists of costs of acquiring used automobiles and smartphones that we subsequently resell, including transportation costs (inbound cost), and reserves for estimated warranty expenses. Cost of merchandise sold also includes charges to write-down the carrying value of the inventory when it exceeds its estimated NRV and reserves for obsolete inventories.

Cost of spare parts and components sold. Cost of spare parts and components consists of costs of purchasing spare parts that we subsequently resell to customers, and related goods, including transportation costs (inbound cost). It also includes the cost of the battery components sold to VinES and the battery packs installed in our VF e34 vehicles sold in Vietnam which were sold to VinES. VinES in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

Cost of rendering services. Cost of rendering services consists of materials and labor costs related to maintenance and other services that we provide, charging station costs and the depreciation expenses of the assets used in providing these services.

Cost of leasing activities. Cost of leasing activities consists of the depreciation cost of operating leased assets, including vehicles, e-scooters, batteries and facilities, such as manufacturing parks and cost associated with sales-type lease batteries. As we have completed the transfer of the Transfer Assets (as defined therein) to VHIZ JSC, we do not expect to generate significant costs from the leasing of manufacturing parks in the future. For more information, see “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Operating Expenses

Our operating expenses consist of (i) research and development costs, (ii) selling and distribution costs, (iii) administrative expenses, (iv) compensation expenses and (v) net other operating (expenses)/income.

Research and development costs. Research and development, or R&D, costs primarily consist of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for employees engaged in research, design and development activities; license expenses related to intellectual property for designing and developing cars; and allocated costs, including depreciation and amortization costs and utility fees.

Selling and distribution costs. Selling and distribution costs consist primarily of labor costs for marketing personnel, marketing and advertising expenses, warehouse and showroom rental fees, transportation fees and salaries and other expenses related to sales and marketing personnel, as well as extended warranty expenses for ICE vehicles sold from 2019 up to December 31, 2021. Advertising expenses consist primarily of the cost of our promotional and product marketing activities.

Administrative expenses. Administrative expenses consist primarily of wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions, such as rental fees, transportation fees and internet, phone and electricity fees; technology-related fees, including software subscription and license fees; depreciation and amortization of fixed assets used for administration purpose, such as our office building and office equipment; and expenses for external services such as consulting services. Administrative expenses also consist of impairment charges relating to leased-out battery activities under the automotive and e-scooter segments where the carrying value of certain long-lived assets may not be recoverable based on impairment testing.

Compensation expenses. Compensation expenses mainly consist of compensation costs incurred from early termination of contracts with suppliers in connection with the phase-out of our ICE business. We finalized the compensation amount with most of our suppliers and are in the process of negotiating with a few remaining suppliers. For more information, see “Corporate History and Structure—Phase-out of ICE Vehicle Production.” We also incur compensation expenses for the early termination of showroom leasing contracts with lessors and for the cessation of production of certain e-scooter models.

Net other operating (expenses)/income. Net other operating expenses consist primarily of gains and losses on disposals of assets, break fees paid to suppliers and other third parties and net foreign exchange gains and losses.

Tax expense

Our tax expense consists primarily of current and deferred portions of income taxes on our taxable revenues from operations, taking into account the effect of preferential tax rates, foreign tax rates differentials, non-deductible interest expenses and other non-deductible expenses, changes in valuation allowance, lease back transactions with VHIZ JSC and revaluations gains or losses on financial instruments to fair value and amortized cost.

We have benefitted from more favorable tax concessions and benefits in certain jurisdictions. For example, in Vietnam, we are entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation), pursuant to which we are subject to a tax rate of 10% until 2032 (15 years from the date on which we began generating revenue from our manufacturing operations in 2018), in addition to receiving four years of tax holiday starting from the fourth year of operation (2021-2024) and a 50% tax reduction for the following nine years from 2025 to 2033. Accordingly, for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0% for VinFast Vietnam.

Finance income

Our finance income consists primarily of interest income on loan receivables. These loans relate to arrangements between our subsidiaries and our affiliates within Vingroup. A small portion of our finance income is also derived from interest income on sales-type leases that we enter into in the ordinary course of business.

Finance costs

Our finance costs consist primarily of contractual coupons on loans and borrowings, as well as changes in amortized costs of financial instruments measured at amortized cost.

Investment gain

Our investment gain consists primarily of fair value gain from equity instruments measured at fair value through profit and loss. These equity instruments primarily relate to our investments in Vinhomes and Vingroup.

Share of losses from equity investees

Our share of losses from equity investees relates to (i) a previous car plastic manufacturing joint venture that we fully acquired the remaining equity interest in and converted into a subsidiary which was subsequently merged into VinFast Vietnam in 2021 and (ii) our previous investment in VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium”), which we divested in 2021.

Impacts of Macroeconomic Factors and COVID-19 Recovery

Global economic challenges, including the impact of the COVID-19 pandemic and the conflict between Russia and Ukraine, have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the conflict between Russia and Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

Our business demonstrated resilience and continued growth in 2020 and 2021 despite temporary disruptions during periods of short-term spikes in COVID-19 cases. In 2021, our revenue from sales of vehicles increased 18% against the preceding year. The resilience of our business over the past two years reflects our successful adoption of new sales methods that prioritize consumer safety, such as our online consultations, offline-to-online shift in sales strategy, test drive at home program and home delivery service. These new sales methods resulted in operational expenses savings in 2021. We have also benefitted from various government support initiatives, including extensions for tax payments (special consumption tax resulting in a lower tax rate in Vietnam), and lower interest rates from commercial banks.

Vietnam experienced five major waves of COVID-19 infections over 2020 and 2021 across the country: the first in March and April 2020, the second in July and August 2020, the third from January to March 2021, the fourth from May to June 2021, and the fifth in July and August 2021. Each wave resulted in containment, social distancing, lockdown measures, border closures, cancelations of gatherings and events and closures of schools, universities, restaurants, stores and other businesses, nationally or regionally. In turn, these measures caused short-term operational disruptions to our business. For example, during the height of the lockdown, we experienced difficulties hiring foreign workers due to more restrictive government-imposed regulations and policies related to expatriate and foreign worker permitting, and the resulting reluctance on the part of potential or existing employees to travel across borders. In addition, due to government-imposed lockdowns that created work permit issuance and renewal delays at relevant authorities, a small number of our foreign workers located in Vietnam were not able to timely obtain or renew their necessary work permits. We have since obtained or renewed all requisite work permits for these employees. The fourth wave of infection in 2021 also led to delays in planned showroom rollouts and showroom closures in the third quarter of 2021. Nevertheless, 2021 third quarter sales of our three most popular ICE vehicle models, the Fadil, Lux A and Lux SA, were approximately four times higher than our monthly sales average for the year 2020.

As a result of both COVID-19 pandemic and the conflict between Russia and Ukraine, we have experienced disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors and other materials and equipment instrumental to the production of our vehicles. In response, we have adapted various internal designs and processes to mitigate the impact of such disruptions and delays on our production timeline, which has resulted in higher operating costs. For example, we took a dual-design approach to chip integration, which has allowed us to achieve the same functionality across vehicles with a variety of chip manufacturers. We have implemented COVID-19 prevention measures and ensure that all of our employees are fully vaccinated. We have also increasingly adopted automation technologies in our facilities to reduce our reliance on manpower and the risk of production stoppages and delays. Furthermore, in order to prevent supply shortages, we worked closely with our partners to place advance orders for certain key components in 2020, 2021 and 2022, and retained multiple strategic partnerships with our external suppliers by leveraging our buying power of our broader Vingroup ecosystem. Finally, although we have not experienced cybersecurity attacks in our supply chain due to the conflict between Russia and Ukraine, we have implemented additional monitoring and defense solutions for our networks, device applications, data, system processes and users.

As Vietnam emerged from the pandemic in 2022, re-opened its economy and removed most of its COVID-related restrictions, the pandemic did not have a significant impact on our business or results of operations for the year ended December 31, 2022 and the six months ended June 30, 2023.

Comparability of Results

Our results of operations for the year ended December 31, 2021 and the six months ended June 30, 2023 primarily reflect the results of our legacy ICE vehicle manufacturing operations. In connection with our strategic decision to transform into an EV-only manufacturer, we started phasing out production of ICE vehicles at the end of 2021 and fully phased out ICE vehicle production in early November 2022. Therefore, in addition to reflecting the effect of such phase-out, our results of operations for the year ended December 31, 2022 and the six months ended June 30, 2023 also reflect our R&D investments in our new EV models and our initial deliveries of the VF e34 and VF 8 in Vietnam. In addition, in 2022, we grew our footprint outside of Vietnam by opening reservations for the VF 8 and VF 9 in North America and Europe and making initial shipment of the VF 8 “City Edition” to the U.S. in December 2022. In early 2023, we commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. Accordingly, we believe that our results of operations during these two years as well as the two three-month periods are not comparable.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2021		2022			2022		2023
	(VND in billions)%		(VND in billions)	(USD in millions)%		(VND in billions)%		(VND in billions)	(USD in millions)%
Revenues
Sales of vehicles	13,898.6	86.7	12,391.5	520.7	82.8	6,080.5	83.1	9,024.5	379.2	90.9
Sales of merchandise	1,405.4	8.8	112.2	4.7	0.7	46.4	0.6	38.3	1.6	0.4
Sales of spare parts and components	538.2	3.4	2,072.6	87.1	13.8	1,035.4	14.1	372.3	15.6	3.8
Rendering of services	96.6	0.6	222.7	9.4	1.5	109.1	1.5	173.0	7.3	1.7
Rental income
Revenue from leasing activities	89.4	0.5	166.5	7.0	1.1	46.3	0.6	316.1	13.3	3.2

Revenues	16,028.2	100.0	14,965.6	628.8	100.0	7,317.7	100.0	9,924.2	417.0	100.0
Cost of vehicles sold	(23,327.0)	(145.5)	(24,660.1)	(1,036.1)	(164.8)	(11,329.9)	(154.8)	(15,439.2)	(648.7)	(155.6)
Cost of merchandise sold	(1,398.3)	(8.7)	(151.4)	(6.4)	(1.0)	(46.2)	(0.6)	(38.5)	(1.6)	(0.4)
Cost of spare parts and components sold	(437.2)	(2.7)	(1,869.1)	(78.5)	(12.5)	(896.2)	(12.2)	(230.8)	(9.7)	(2.3)
Cost of rendering services	(65.4)	(0.4)	(389.6)	(16.4)	(2.6)	(133.7)	(1.8)	(388.6)	(16.3)	(3.9)
Cost of leasing activities	(56.1)	(0.4)	(162.3)	(6.8)	(1.1)	(44.4)	(0.6)	(350.4)	(14.7)	(3.5)

Cost of sales	(25,284.0)	(157.7)	(27,232.5)	(1,144.2)	(182.0)	(12,450.4)	(170.1)	(16,447.5)	(691.1)	(165.7)
Gross loss	(9,255.8)	(57.7)	(12,266.9)	(515.4)	(82.0)	(5,132.7)	(70.1)	(6,523.4)	(274.1)	(65.7)
Operating expenses:
Research and development costs	(9,255.4)	(57.7)	(19,939.9)	(837.8)	(133.2)	(10,447.8)	(142.8)	(8,620.8)	(362.2)	(86.9)
Selling and distribution costs	(2,203.8)	(13.7)	(5,213.7)	(219.1)	(34.8)	(2,291.6)	(31.3)	(2,569.1)	(107.9)	(25.9)
Administrative expenses	(2,424.6)	(15.1)	(4,010.0)	(168.5)	(26.8)	(1,123.3)	(15.4)	(2,560.9)	(107.6)	(25.8)
Compensation expenses	(4,340.3)	(27.1)	(109.4)	(4.6)	(0.7)	—	—	—	—	—
Net other operating (expenses)/income	412.5	2.6	(716.4)	(30.1)	(4.8)	(615.5)	(8.4)	(98.5)	(4.1)	(1.0)

Operating loss	(27,067.4)	(168.9)	(42,256.4)	(1,775.5)	(282.4)	(19,610.9)	(268.0)	(20,372.7)	(856.0)	(205.3)
Finance income	446.1	2.8	88.1	3.7	0.6	79.6	1.1	41.3	1.7	0.4

Finance costs	(4,598.2)	(28.7)	(7,959.8)	(334.4)	(53.2)	(3,426.9)	(46.8)	(5,072.5)	(213.1)	(51.1)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	(10.7)	1,226.0	51.5	8.2	660.3	9.0	(1,279.1)	(53.7)	(12.9)
Investment gain	956.6	6.0	—	—	—	—	—	—	—	—
Share of losses from equity investees	(36.8)	(0.2)	—	—	—	—	—	—	—	—

Loss before income tax expense	(32,009.7)	(199.7)	(48,902.1)	(2,054.7)	(326.8)	(22,297.9)	(304.7)	(26,683.1)	(1,121.1)	(268.9)
Tax (expense)/income	(209.2)	(1.3)	(946.7)	(39.8)	(6.3)	(1,014.2)	(13.9)	27.0	1.1	0.3

Net loss for the year/period	(32,219.0)	(201.0)	(49,848.9)	(2,094.5)	(333.1)	(23,312.2)	(318.6)	(26,656.0)	(1,120.0)	(268.6)

Comparison for the Six Months Ended June 30, 2022 and 2023

Revenues

Our revenues increased by VND2,606.5 billion, or 35.6%, to VND9,924.2 billion ($417.0 million) for the six months ended June 30, 2023 compared to VND7,317.7 billion for the six months ended June 30, 2022, primarily due to an in increase in revenue from sales of vehicles and leasing activities, partially offset by a decrease in revenue from sales of spare parts and components.

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Sales of vehicles. Our revenue from sales of vehicles increased by VND2,944.0 billion, or 48.4%, to VND9,024.5 billion ($379.2 million) for the six months ended June 30, 2023 compared to VND6,080.5 billion for the six months ended June 30, 2022 primarily due to an increase in revenue from deliveries of the VF e34, VF 8, VF 9 and VF 5 in Vietnam in the six months ended June 30, 2023. This increase was partially offset by the decrease in ICE vehicle sales volume in Vietnam to 29 ICE vehicles for the six months ended June 30, 2023, from approximately 12,400 ICE vehicles for the six months ended June 30, 2022 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player and a decrease in the sale of e-scooters, which was attributable to a decline in the sales volume of our older e-scooter models, including the Feliz, Klara-A2, Tempest and Ludo. The comparative period does not include revenue from VF 8, VF 9 and VF 5 sales since we commenced delivery of these models in Vietnam in September 2022, March 2023 and April 2023, respectively.

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Sales of merchandise. Our revenue from sales of merchandise decreased by VND8.1 billion, or 17.5%, to VND38.3 billion ($1.6 million) for the six months ended June 30, 2023 compared to VND46.4 billion for the six months ended June 30, 2022. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands.

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Sales of spare parts and components. Our revenue from sales of spare parts and components decreased by VND663.1 billion, or 64.0%, to VND372.3 billion ($15.6 million) for the six months ended June 30, 2023, compared to VND1,035.4 billion for the six months ended June 30, 2022 primarily due to a decrease in the volume of spare parts and components sold as we did not sell any finished car batteries to VinES since the second quarter of 2022, as compared to VND641.0 billion in revenue from sales of finished car batteries and battery components to VinES in the comparative period. In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 and VF 8 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

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Rendering of services. Our revenue from the rendering of services increased by VND63.9 billion, or 58.6%, to VND173.0 billion ($7.3 million) for the six months ended June 30, 2023 compared to VND109.1 billion for the six months ended June 30, 2022 mainly due to an increase in charging services and maintenance services provided at our service centers.

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Revenue from leasing activities. Our revenue from leasing activities increased by VND269.8 billion, or 582.4%, to VND316.1 billion ($13.3 million) for the six months ended June 30, 2023 compared to VND46.3 billion for the six months ended June 30, 2022 primarily attributable to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease, and partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND3,997.2 billion, or 32.1%, to VND16,447.5 billion ($691.1 million) for the six months ended June 30, 2023 compared to VND12,450.4 billion for the six months ended June 30, 2022, primarily due to an increase in the cost of vehicles sold, rendering services and leasing activities, partially offset by a decrease in the costs of spare parts and components sold.

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Cost of vehicles sold. Our cost of vehicles sold increased by VND4,109.3 billion, or 36.3%, to VND15,439.2 billion ($648.7 million) for the six months ended June 30, 2023 compared to VND11,329.9 billion for the six months ended June 30, 2022, primarily attributable to an increase in the cost of EVs as we delivered more EVs to customers in the six months ended June 30, 2023 and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated NRV attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers as compared to the six months ended June 30, 2022. This increase is partially offset by the decrease in the cost of e-scooters sold in line with a decrease in e-scooter sales, a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE phase out event.

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Cost of merchandise sold. Our cost of merchandise sold decreased by VND7.7 billion, or 16.7%, to VND38.5 billion ($1.6 million) for the six months ended June 30, 2023 compared to VND46.2 billion for the six months ended June 30, 2022. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles.

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Cost of spare parts and components sold. Our cost of spare parts and components sold decreased by VND665.3 billion, or 74.2%, to VND230.8 billion ($9.7 million) for the six months ended June 30, 2023, compared to VND896.2 billion for the six months ended June 30, 2022 primarily due to a decrease in the volume of finished batteries sold to VinES for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

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Cost of rendering services. Our cost of rendering services increased by VND254.9 billion, or 190.6%, to VND388.6 billion ($16.3 million) for the six months ended June 30, 2023 compared to VND133.7 billion for the six months ended June 30, 2022 primarily due to an increase in charging services and maintenance services provided at our service centers for the six months ended June 30, 2023 as compared to comparative period.

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Cost of leasing activities. Our cost of leasing activities increased by VND306.0 billion, or 689.0%, to VND350.4 billion ($14.7 million) for the six months ended June 30, 2023 compared to VND44.4 billion for the six months ended June 30, 2022 primarily due to an increase in the cost of leasing cars and e-scooter batteries, partially offset by a decrease in the cost of leasing manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Gross loss

For the reasons described above, our gross loss increased by VND1,390.7 billion, or 27.1%, to VND6,523.4 billion ($274.1 million) for the six months ended June 30, 2023 compared to VND5,132.7 billion for the six months ended June 30, 2022.

Research and development costs

Our R&D costs decreased by VND1,827.1 billion, or 17.5%, to VND8,620.8 billion ($362.2 million) for the six months ended June 30, 2023 compared to VND10,447.8 billion for the six months ended June 30, 2022. The decrease was primarily due to a decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to our R&D activities for EVs as we transitioned from the R&D phase for the VF 8, VF 9 and VF 5 and commenced the production of such models between the second half of 2022 and the first half of 2023.

Selling and distribution costs

Our selling and distribution costs increased by VND277.5 billion, or 12.1%, to VND2,569.1 billion ($107.9 million) for the six months ended June 30, 2023 compared to VND2,291.6 billion for the six months ended June 30, 2022. The increase was primarily due to the increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, partially offset by the decrease in the recognition of extended warranty expenses for ICE vehicles sold from 2019 until December 31, 2021 in the six months ended June 30, 2022.

Administrative expenses

Our administrative expenses increased by VND1,437.5 billion, or 128.0%, to VND2,560.9 billion ($107.6 million) for the six months ended June 30, 2023 compared to VND1,123.3 billion for the six months ended June 30, 2022. The increase was primarily due to an increase in labor costs and impairment charges in relation to our battery leasing activities under the automotive segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, an increase in external service costs relating to consulting fees for the IPO, as well as an increase in depreciation and amortization expenses and other costs for the six months ended June 30, 2023.

Net other operating (expenses)/income

Our net other operating expenses decreased by VND517.0 billion, or 84.0%, to VND98.5 billion ($4.1 million) for the six months ended June 30, 2023 compared to VND615.5 billion for the six months ended June 30, 2022. This decrease was primarily due to a decrease in net foreign exchange losses attributable to a favorable change in foreign exchange rates for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

Operating loss

For the reasons described above, our operating loss increased by VND761.8 billion, or 3.9%, to VND20,372.7 billion ($856.0 million) for the six months ended June 30, 2023 compared to VND19,610.9 billion for the six months ended June 30, 2022.

Finance income

Our finance income decreased by VND38.4 billion, or 48.2%, to VND41.3 billion ($1.7 million) for the six months ended June 30, 2023 compared to VND79.6 billion for the six months ended June 30, 2022. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the six months ended June 30, 2023.

Finance costs

Our finance costs increased by VND1,645.6 billion, or 48.0%, to VND5,072.5 billion ($213.1 million) for the six months ended June 30, 2023 compared to VND3,426.9 billion for the six months ended June 30, 2022. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net gain/(loss) on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND1,279.1 billion ($53.7 million) for the six months ended June 30, 2023 as compared to net gain on financial instruments at fair value through profit or loss of VND660.3 billion for the six months ended June 30, 2022. This loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of deferred preference shares issued by VinFast Vietnam.

Tax (expense)/income

We recorded tax income of VND27.0 billion ($1.1 million) for the six months ended June 30, 2023 as compared to tax expense of VND1,014.2 billion for the six months ended June 30, 2022. This increase in tax income was primarily due to the realization of deferred tax liabilities in 2022 incurred in connection with our lease back of our automobile manufacturing plant, related infrastructure transferred to VHIZ JSC and a fair value gain on cross-currency interest swap contracts, partially offset by an increase in deferred tax expenses arising from unrealized loss incurred from certain intercompany transactions.

Net loss for the period

For the reasons described above, our net loss for the period increased by VND3,343.9 billion, or 14.3%, to VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2023 compared to VND23,312.2 billion for the six months ended June 30, 2022.

Comparison for the Years Ended December 31, 2021 and 2022

Revenues

Our revenues decreased by VND1,062.6 billion, or 6.6%, to VND14,965.6 billion ($628.8 million) for the year ended December 31, 2022 compared to VND16,028.2 billion for the year ended December 31, 2021, primarily due to a decrease in revenue from sales of merchandise and vehicles, partially offset by an increase in revenue from sales of spare parts and components, and the rendering of services.

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Sales of vehicles. Our revenue from sales of vehicles decreased by VND1,507.1 billion, or 10.8%, to VND12,391.5 billion ($520.7 million) for the year ended December 31, 2022 compared to VND13,898.6 billion for the year ended December 31, 2021 primarily due to a decrease in ICE vehicle sales volume in Vietnam to approximately 16,800 ICE vehicles for the year ended December 31, 2022, from approximately 35,600 ICE vehicles for the year ended December 31, 2021 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player. This decrease was partially offset by revenue from initial deliveries of VF e34 and VF 8 vehicles in Vietnam and strong sales of e-motorcycles in connection with the launch of our new models, in particular Klara S 2022, Feliz S, Evo200, Evo200 Lite and Vento S.

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Sales of merchandise. Our revenue from sales of merchandise decreased by VND1,293.2 billion, or 92.0%, to VND112.2 billion ($4.7 million) for the year ended December 31, 2022 compared to VND1,405.4 billion for the year ended December 31, 2021. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands. The cessation of sales of smartphones in the U.S. market from the fourth quarter of 2021 also contributed to the decrease in revenue from sales of merchandise for the year ended December 31, 2022.

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Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND1,534.4 billion, or 285.1%, to VND2,072.6 billion ($87.1 million) for the year ended December 31, 2022, compared to VND538.2 billion for the year ended December 31, 2021 primarily due to an increase in the volume of spare parts and components sold for the year ended December 31, 2022 as compared to the prior year. This includes revenue from sales of finished car batteries for the year ended December 31, 2022 in the amount of VND503.8 billion ($21.2 million) relating to batteries installed in our VF e34 vehicles sold in Vietnam and revenue from sales of battery components to VinES for the year ended December 31, 2022 in the amount of VND851.8 billion ($35.8 million). In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam. We did not record any revenue from sales of finished car batteries in the comparative period.

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Rendering of services. Our revenue from the rendering of services increased by VND126.2 billion, or 130.6%, to VND222.7 billion ($9.4 million) for the year ended December 31, 2022 compared to VND96.6 billion for the year ended December 31, 2021 mainly due an increase in factory management and operation services provided to VinSmart Research and Manufacture Joint Stock Company (“VinSmart”) from January to May 2022, as well as maintenance services provided at our service centers.

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Revenue from leasing activities. Our revenue from leasing activities increased by VND77.1 billion, or 86.3%, to VND166.5 billion ($7.0 million) for the year ended December 31, 2022 compared to VND89.4 billion for the year ended December 31, 2021 primarily attributable to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters on lease, and partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND1,948.5 billion, or 7.7%, to VND27,232.5 billion ($1,144.2 million) for the year ended December 31, 2022 compared to VND25,284.0 billion for the year ended December 31, 2021, primarily due to an increase in the cost of vehicles, spare parts and components sold.

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Cost of vehicles sold. Our cost of vehicles sold increased by VND1,333.2 billion, or 5.7%, to VND24,660.1 billion ($1,036.1 million) for the year ended December 31, 2022 compared to VND23,327.0 billion for the year ended December 31, 2021, primarily attributable to an increase in the cost of e-scooters sold in line with an increase in e-scooter sales, an increase in depreciation expenses relating to our ICE licenses that were not transferred to VIG, an increase in charges to write-down the carrying value of our inventories in relation to the phase-out of ICE vehicle production (the “ICE Production Phase-out”), and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated NRV attributable to an increase in inventories reserved for EV production and certain promotion programs for our customers. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player.

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Cost of merchandise sold. Our cost of merchandise sold decreased by VND1,247.0 billion, or 89.2%, to VND151.4 billion ($6.4 million) for the year ended December 31, 2022 compared to VND1,398.3 billion for the year ended December 31, 2021. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles, and a decrease in the cost of smartphones sold as we ceased selling smartphones from the fourth quarter of 2021.

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Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND1,431.9 billion, or 327.5%, to VND1,869.1 billion ($78.5 million) for the year ended December 31, 2022, compared to VND437.2 billion for the year ended December 31, 2021 primarily due to an increase in the volume of battery components and finished batteries sold to VinES for the year ended December 31, 2022 as compared to the prior year.

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Cost of rendering services. Our cost of rendering services increased by VND324.3 billion, or 496.0%, to VND389.6 billion ($16.4 million) for the year ended December 31, 2022 compared to VND65.4 billion for the year ended December 31, 2021 primarily due to an increase in factory management and operation services provided to VinSmart from January to May 2022 and maintenance and charging station services provided at our service centers for the year ended December 31, 2022 as compared to comparative period.

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Cost of leasing activities. Our cost of leasing activities increased by VND106.2 billion, or 189.3%, to VND162.3 billion ($6.8 million) for the year ended December 31, 2022 compared to VND56.1 billion for the year ended December 31, 2021 primarily due to an increase in the cost of leasing cars and e-scooter batteries, partially offset by a decrease in the cost of leasing manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Gross loss

For the reasons described above, our gross loss increased by VND3,011.1 billion, or 32.5%, to VND12,266.9 billion ($515.4 million) for the year ended December 31, 2022 compared to VND9,255.8 billion for the year ended December 31, 2021.

Research and development costs

Our R&D costs increased by VND10,684.5 billion, or 115.4%, to VND19,939.9 billion ($837.8 million) for the year ended December 31, 2022 compared to VND9,255.4 billion for the year ended December 31, 2021. The increase was primarily due to an increase in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to the expansion of our R&D activities for EVs.

Selling and distribution costs

Our selling and distribution costs increased by VND3,009.9 billion, or 136.6%, to VND5,213.7 billion ($219.1 million) for the year ended December 31, 2022 compared to VND2,203.8 billion for the year ended December 31, 2021. The increase was primarily due to an increase in labor costs, which was primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, and an increase in our marketing and advertising expenses, which was principally due to our participation in the New York International Auto Show 2022, Consumer Electronic Show 2022, Paris Motor Show, 2022 IRONMAN U.S. series, EVS 35 Oslo, and product showcases in the U.S., Canada, Europe and Vietnam. The selling and distribution costs for the year ended December 31, 2022 also included extended warranty expenses for ICE vehicles sold from 2019 up until December 31, 2021.

Administrative expenses

Our administrative expenses increased by VND1,585.5 billion, or 65.4%, to VND4,010.0 billion ($168.5 million) for the year ended December 31, 2022 compared to VND2,424.6 billion for the year ended December 31, 2021. The increase was primarily due to an increase in labor costs, cost of external services as we expanded our administrative operations within our overseas subsidiaries, and impairment charges in relation to our battery leasing activities under the automotive and e-scooter segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, as well as an increase in depreciation and amortization expenses and other costs.

Compensation expenses

Our compensation expenses decreased by VND4,230.9 billion, or 97.5%, to VND109.4 billion ($4.6 million) for the year ended December 31, 2022 compared to VND4,340.3 billion for the year ended December 31, 2021. The decrease was mainly due to our recognition of compensation costs paid to certain suppliers of our ICE business for the early termination of our contracts with them in connection with the phase-out of our ICE business in the year ended December 31, 2021.

Net other operating (expenses)/income

For the year ended December 31, 2022, we recorded net other operating expenses of VND716.4 billion ($30.1 million), as compared to net other operating income of VND412.5 billion for the year ended December 31, 2021. This increase in net other operating expenses was primarily due to an increase in net foreign exchange losses which was attributable to an adverse change in foreign exchange rates for the year ended December 31, 2022, partially offset by a decrease in loss from disposal of long-lived assets and penalties in the year ended December 31, 2021.

Operating loss

For the reasons described above, our operating loss increased by VND15,189.0 billion, or 56.1%, to VND42,256.4 billion ($1,775.5 million) for the year ended December 31, 2022 compared to VND27,067.4 billion for the year ended December 31, 2021.

Finance income

Our finance income decreased by VND358.1 billion, or 80.3%, to VND88.1 billion ($3.7 million) for the year ended December 31, 2022 compared to VND446.1 billion for the year ended December 31, 2021. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the year ended December 31, 2022.

Finance costs

Our finance costs increased by VND3,361.6 billion, or 73.1%, to VND7,959.8 billion ($334.4 million) for the year ended December 31, 2022 compared to VND4,598.2 billion for the year ended December 31, 2021. This increase was primarily due to an increase in our interest-bearing loans and borrowings and an increase in interest rates.

Net gain on financial instruments at fair value through profit or loss

We had net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion ($51.5 million) for the year ended December 31, 2022 as compared to net loss on financial instruments at fair value through profit or loss of VND1,710.0 billion for the year ended December 31, 2021. This gain was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liabilities in respect of deferred preference shares issued by VinFast Vietnam.

Investment gain

We had no investment gain for the year ended December 31, 2022 compared to VND956.6 billion for the year ended December 31, 2021. During the year ended December 31, 2021, the investment gain was primarily attributable to the fair value gain from equity instruments measured at fair value through profit or loss from changes in the prices of the shares of Vinhomes and Vingroup that we held until March 2021. In March 2021, we effected a demerger transaction following which we no longer held those shares.

Share of losses from equity investees

We did not record a share of losses from equity investees for the year ended December 31, 2022 compared to VND36.8 billion for the year ended December 31, 2021, primarily due to a step-up acquisition of an equity investee to our subsidiary, which was subsequently merged into us, and our disposal of the remaining equity investee in 2021.

Tax expense

Our tax expenses increased by VND737.5 billion, or 352.5%, to VND946.7 billion ($39.8 million) for the year ended December 31, 2022 compared to VND209.2 billion for the year ended December 31, 2021. This increase was primarily due to an increase in deferred tax expenses incurred in connection with our lease back of the automobile manufacturing plant and the related infrastructure transferred to VHIZ JSC and the realization of deferred tax liabilities in 2020 arising from a fair value gain on cross-currency interest rate swap contracts, partially offset by a decrease in deferred tax expenses that was largely attributable to investment gains recorded for the year ended December 31, 2021 from changes in the prices of the shares of Vinhomes and Vingroup (as described above) and a decrease in income tax expenses attributable to a decrease in the taxable profit of our subsidiary for the year ended December 31, 2022.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND17,629.9 billion, or 54.7%, to VND49,848.9 billion ($2,094.5 million) for the year ended December 31, 2022 compared to VND32,219.0 billion for the year ended December 31, 2021.

Liquidity and Capital Resources

We have had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

We had net losses of VND32,219.0 billion and VND49,848.9 billion ($2,094.5 million) in 2021 and 2022 respectively. We had net losses for the period of VND23,312.2 billion and VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2022 and 2023, respectively. We had net cash flows used in operating activities of VND28,969.1 billion and VND35,628.4 billion ($1,497.0 million) in 2021 and 2022, respectively. We had net cash flows used in operating activities of VND15,580.7 billion and VND21,186.3 billion ($890.2 million) for the six months ended June 30, 2022 and 2023, respectively. VinFast expects to continue to incur operating and net losses in the near term as it scales the production of its VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, establish its manufacturing operations and expand its marketing, sales and service network in its target markets outside of Vietnam. In addition, we had total current liabilities of VND66,225.2 billion ($2,782.6 million) and VND91,686.3 ($3,852.4 million) and accumulated losses of VND127,188.5 billion ($5,344.1 million) and VND153,785.0 billion ($6,461.6 million) as of December 31, 2022 and June 30, 2023, respectively. As of December 31, 2022 and June 30, 2023, we had cash and cash equivalents of VND4,271.4 billion ($179.5 million) and VND1,600.7 billion ($67.3 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis.

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since our inception, we have financed our operations primarily though debt and equity financing activities, including support from our parent company, Vingroup, and our Chairman, Mr. Pham Nhat Vuong, in the form of borrowings, corporate loan guarantees and capital contributions.

As of September 30, 2023, approximately $10.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat

Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources. For more information, see “Related Party Transactions—Transactions with Vingroup Affiliates—Capital Funding Agreement.”

Our debt service obligations for the three months ending December 31, 2023 amount to VND3,115.9 billion ($129.4 million). See “Description of Certain Indebtedness.” In addition, as the Business Combination did not constitute a qualifying liquidity event in respect of VinFast, holders of $625.0 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup have the right to require Vingroup to redeem the Exchangeable Bonds on or about the second anniversary from the issuance dates of the Exchangeable Bonds. Thereafter, Vingroup will be contractually permitted to exercise its right to require VinFast to purchase VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to such repurchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet our need for continued operation.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets) paid during the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023 were VND6,007.9 billion, VND17,681.7 billion ($742.9 million) and VND15,727.0 billion ($660.8 million). In 2021, our capital expenditures primarily comprised the purchase of machineries and equipment for our EV projects and the supplier park in our Hai Phong facility. In 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. For the six months ended June 30, 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. As of June 30, 2023, we had committed capital expenditures of VND9,041.4 billion ($379.9 million), which was primarily related to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance and construction of factories, showrooms and charging stations. In addition to opening showrooms that are fully owned by us, we plan to roll out showrooms in collaboration with our dealers and partners to reduce our capital expenditures. We expect to finance our capital expenditures through a combination of debt and equity financing, which may include such financing from our major shareholders and affiliates. We expect that our working capital needs will continue to increase in the short- to medium-term to support the growth of our company.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of June 30, 2023, our capital expenditures for the development of this manufacturing center were approximately $132.0 million (including capitalized interest). Our investments in the center to date have been financed through shareholder loans. We expect our investments for the next three years to be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in expansion of this manufacturing center. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

On June 30, 2023, we entered into the Gotion Subscription Agreement pursuant to which Gotion undertook to subscribe for 15,000,000 ordinary shares for $10.00 per share for an aggregate subscription price of $150.0 million (the “Gotion Investment”). The transaction was completed in September 2023.

We believe that the funds that we receive under the Capital Funding Agreement, including the proceeds from any sales of an aggregate of up to 46,293,461 Released Shares by the Company Selling Securityholders, any additional proceeds from such sales by the Company Selling Securityholders that would be provided to us as a grant, other expected financial support from Mr. Pham Nhat Vuong and Vingroup, and proceeds from the exercise of warrants that may be exercised for cash, together with our cash on hand, cash flow from operations, existing third-party loans and borrowings, proceeds from the Gotion Investment and the net proceeds that received from the Business Combination will be sufficient to meet our present requirements in respect of working capital, committed capital expenditures and obligations under our loans, borrowings and other financial liabilities.

We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. Any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us. The amount of proceeds that we receive from sales or ordinary shares by the Company Selling Securityholders will depend on the price at which the ordinary shares are sold. As of October 19, 2023, there were 43,771,153 Released Shares outstanding. Based on the last reported sale price of our ordinary shares on October 19, 2023, the sale of 43,771,153 ordinary shares by the Company Selling Securityholders would result in proceeds of $249.1 million to us, which would be provided to us in relation to the Capital Funding Agreement, without taking into account sales commissions, fees, brokerages, taxes and other related expenses. We will not receive any proceeds from the sale of any securities by any of the other Selling Securityholders.

As of October 19, 2023, we have received $59.0 million from the exercise of 5,128,987 warrants for cash at an exercise price of $11.50. We will also receive proceeds from the exercise of up to 3,321,002 warrants for cash at an exercise price of $11.50, assuming that all such warrants are exercised for cash, which would result in proceeds of $38.2 million to us. On October 19, 2023, the last reported sale price of our ordinary shares as reported on Nasdaq was $5.69 per ordinary share, which is below the exercise price of our warrants, which is $11.50 per share. If the price of our ordinary shares falls below $11.50 per ordinary share and holders of our warrants choose not to exercise their warrants for cash, it would result in no cash proceeds to us. We believe that the likelihood that holders of warrants will exercise their warrants depends, in part, on the price of our ordinary shares remaining above the $11.50 exercise price. There is no guarantee the warrants will be in the money at all times prior to their expiration, and as such, the warrants may expire worthless and we may receive no proceeds from the exercise of warrants. We will continue to evaluate the probability of warrant exercises and the merit of including potential cash proceeds from the exercise of the warrants in our future liquidity requirements. If warrants are exercised on a cashless basis in accordance with the terms of the Warrant Agreement, we will not receive any cash from such exercises. We will not receive any proceeds from the resale of the ordinary shares that are to be issued upon such exercise of warrants.

We expect to require significant external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina manufacturing center. The sale of additional equity, including under the Yorkville Subscription Agreement, would result in dilution to our shareholders. See “Risk Factors — Risks Relating to this Offering — The issuance of our ordinary shares to Yorkville will cause dilution to our existing shareholders, and the sale of the ordinary shares acquired by Yorkville, or the perception that such sales may occur, could cause the price of our ordinary shares to fall”, “Risk Factors — Risks Relating to this Offering — Investors who buy ordinary shares at different times will likely pay different prices” and “Risk Factors — Risks Relating to Ownership of Our Securities — Sales of a substantial number of our securities in the public market by our existing shareholders could cause the price of our ordinary shares to fall.” The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings.

See also “Risk Factors—Risks Relating to Our Relationship with Vingroup—We have relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of our business. Accordingly, We have engaged in various related party transactions with Vingroup, and any potential conflicts of interest could have an adverse effect on our business and results of operations. Due to our close association with Vingroup and its affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters” and “Risk Factors—Risks Relating to Our Business and Industry—We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

The following table presents summary cash flows information for the years presented:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(28,969.1)	(35,628.4)	(1,497.0)	(15,580.7)	(21,186.3)	(890.2)
Net cash flows (used in)/from investing activities	2,420.1	(16,038.9)	(673.9)	(5,319.7)	(14,258.9)	(599.1)
Net cash flows from financing activities	28,855.2	52,945.1	2,224.6	19,798.5	33,417.0	1,404.1
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,306.2	1,277.7	53.7	(1,101.9)	(2,028.2)	(85.2)
Cash, cash equivalents and restricted cash at the end of the year/period	3,024.9	4,271.4	179.5	1,926.5	2,267.7	95.3

Net cash flows used in operating activities

Net cash flows used in operating activities for the six months ended June 30, 2023 were VND21,186.3 billion ($890.2 million). The difference between our net cash flows used in operating activities and our net loss for the period of VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2023 was primarily due to the result of adjustments for the following items: VND4,636.5 billion ($194.8 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND2,511.3 billion ($105.5 million) of depreciation of property, plant and equipment, VND1,582.0 billion ($66.5 million) of change in amortized costs of financial instruments measured at amortized cost other than nominal interest, VND1,279.1 billion ($53.7 million) of net losses on financial instruments at fair value through profit or loss and VND862.6 billion ($36.2 million) of impairment of property, plant and equipment, partially offset by VND27.0 billion ($1.1 million) of deferred tax income. Net cash flows used in operating activities for the six months ended June 30, 2023 also reflected a VND6,225.1 billion ($261.6 million) increase in working capital, primarily attributable to an increase in inventories of VND6,418.5 billion ($269.7 million) mainly due to our reservation of raw materials for EV production in the year 2023, and a VND3,640.4 billion ($153.0 million) decrease in trade payables, deferred revenue and other payables mainly due to our settlement of payables to certain related parties, partially offset by a decrease in trade and other payables to third parties arising from an increase in our payables to suppliers of EV parts and raw materials and by a decrease in trade receivables and advance to suppliers of VND4,053.6 billion ($170.3 million) arising from a decrease in our advance to suppliers for the purchase of materials and R&D costs.

Net cash flows used in operating activities for the year ended December 31, 2022 were VND35,628.4 billion ($1,497.0 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND49,848.9 billion ($2,094.5 million) for the year ended December 31, 2022 was primarily the result of adjustments for the following items: VND5,988.5 billion ($251.6 million) of provision related to compensation expenses, assurance-type warranties and write-downs of inventories, VND3,924.7 billion ($164.9 million) of depreciation of property, plant and equipment, VND2,341.9 billion ($98.4 million) of amortization of intangible assets and VND1,999.9 billion ($84.0 million) of change in amortized costs of financial instruments measured at amortized cost, partially offset by net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion ($51.5 million). Net cash flows used in operating activities for the year ended December 31, 2022 also reflected a VND2,274.1 billion ($95.6 million) increase in working capital, primarily attributable to an increase in inventories of VND20,241.7 billion ($850.5 million) mainly due to our reservation of raw materials for EV production in the year 2023, partially offset by an increase in trade and other payables of VND17,792.8 billion ($747.6 million) arising from an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in operating activities for the year ended December 31, 2021 were VND28,969.1 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND32,219.0 billion for the year ended December 31, 2021 was primarily the result of adjustments for the following items: VND6,513.5 billion of provision related to compensation expenses, assurance-type warranties and write-downs of inventories, VND3,981.4 billion of depreciation of property, plant and equipment, VND897.6 billion of amortization of intangible assets, VND1,710.0 billion of net loss on financial instruments at fair value through profit or loss and VND1,156.1 billion of change in amortized costs of financial instruments measured at amortized cost, partially offset by VND956.6 billion of investment gain. Net cash flows used in operating activities also reflected a VND10,561.6 billion increase in working capital, primarily attributable to an increase in trade and other receivables of VND7,406.1 billion, primarily due to an increase in our advances to suppliers for the purchase of materials and R&D costs of EV projects, and an increase in inventories of VND3,857.7 billion primarily due to our reservation of raw materials for EV production in 2022. This increase was partially offset by a VND760.1 billion increase in trade and other payables due to an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in/from investing activities

Net cash flows used in investing activities for the six months ended June 30, 2023 were VND14,258.9 billion ($599.1 million), consisting of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND15,727.0 billion ($660.8 million), partially offset by proceeds from the disposal of property, plant and equipment of VND922.7 billion ($38.8 million) mainly relating to our disposal of battery production facilities to VinES in 2022 and the collection of loans of VND545.4 billion ($22.9 million) relating to loan receivables from a related party.

Net cash flows used in investing activities for the year ended December 31, 2022 were VND16,038.9 billion ($673.9 million), consisting primarily of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND17,681.7 billion ($742.9 million), in addition to our repayment under a business investment and cooperation contract (“BCC”) in an amount equal to the capital contribution received from VHIZ JSC net of the consideration for the transfer of various infrastructural assets to VHIZ JSC in the amount of VND968.8 billion ($40.7 million), partially offset by proceeds from disposal of property, plant and equipment of VND1,413.0 billion ($59.4 million) mainly relating to our disposal of battery production facilities to VinES, and the collection of loans of VND1,034.6 billion ($43.5 million) relating to loan receivables from related parties.

Net cash flows from investing activities for the year ended December 31, 2021 were VND2,420.1 billion, consisting primarily of net collection of loans of VND7,835.5 billion (equal to the collection of loans minus the disbursement of loans) related to loan receivables from related parties, partially offset by the purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects and the supplier park in our Hai Phong facility, of VND6,007.9 billion.

Net cash flows from financing activities

Net cash flows from financing activities for the six months ended June 30, 2023 were VND33,417.0 billion ($1,404.1 million), consisting of proceeds from borrowings of VND42,914.5 billion ($1,803.1 million) and cash received under a business cooperation contract of VND5,875.0 billion ($246.8 million) to fund the development and construction of our automobile manufacturing facilities in Hai Phong, which were partially offset by our repayment of borrowings of VND15,372.4 billion ($645.9 million), which are related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities for the year ended December 31, 2022 were VND52,945.1 billion ($2,224.6 million), consisting of proceeds from borrowings of VND87,660.1 billion ($3,683.2 million), capital contribution from owners of VND6,317.1 billion ($265.4 million) for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures) and deemed contributions from owners of VND646.7 billion ($27.2 million) in relation to the disposal of the ICE Assets and the financial support from our Chairman in relation to the additional cost of the extended warranty period for ICE vehicles sold before December 31, 2021, which were partially offset by our repayment of borrowings of VND41,637.1 billion ($1,749.5 million), which are related to syndicated loans and loans from commercial banks and related parties, and by our payment for initial public offering costs of VND41.6 billion ($1.7 million).

Net cash flows from financing activities for the year ended December 31, 2021 were VND28,855.2 billion, primarily consisting of proceeds from borrowings of VND38,042.8 billion and capital contribution from owners of VND9,988.5 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures), which were partially offset by our repayment of borrowings of VND18,677.2 billion related to syndicated loans and loans from commercial banks and related parties.

Contractual Obligations

We have signed contracts related to the purchase and installation of machinery and equipment, information technology systems and the deployment of site clearance, direct costs to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated committed amount under these contracts was VND18,498.9 billion ($777.3 million) and VND12,540.6 billion ($526.9 million) as of December 31, 2022 and June 30, 2023, respectively.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of June 30, 2023, our capital expenditures for the development of this manufacturing center were approximately $132.0 million (including capitalized interest). Our investments in the center to date have been financed through shareholder loans. We expect our investments for the next three years to be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in expansion of this manufacturing center. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

We have signed contracts with certain suppliers, pursuant to which we have agreed to a minimum purchase volume. In case of a purchase shortfall, such suppliers shall have the right to revise the price quota and component pricing or require us to compensate them for the shortfall.

Business Cooperation Contract with Nam An

On March 9, 2023, we entered into a BCC with Nam An Investment and Trading Joint Stock Company (“Nam An”) for Nam An to provide VND5,875.0 billion ($246.9 million) of cooperation capital to fund the development and construction of our automobile manufacturing facilities in Hai Phong. Funding by Nam An is subject to, among other things, Nam An completing its own funding arrangements. In consideration for the cooperation capital, Nam An would be entitled to receive (i) quarterly distributions of 1.5% of our total revenue from sales of EVs in all markets in 2023 and (ii) quarterly distributions of 0.5% of our total revenue from sale of EVs in all markets or 5.0% of our gross profits in 2024 as determined by mutual agreement between the parties. The BCC has a term of 18 months from March 10, 2023, following which Nam An may receive the cooperation capital amount, or extend the agreement for an additional 18 months or convert the cooperation capital amount into a secured loan at a rate of interest to be mutually agreed based on market conditions at the time of conversion.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2023, we had bank guarantees of VND1,197.2 billion ($50.2 million) and undrawn lines of credit of VND2,070.0 billion ($87.0 million). The bank guarantees and letters of credit are used in purchase of machinery and equipment for our ordinary course operations.

Except as disclosed above, as of June 30, 2023, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue recognition

Sales of vehicles (automobiles, e-scooters)

We identify the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by us. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, we provide extended warranty (or, a “service-type warranty”) in addition to the standard manufacturer’s warranty for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. See “—Warranty provisions.” Contracts with customers may include lease and non-lease components, comprising various performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represent distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue Recognition. We generally determine standalone selling prices based on observable price of the goods and services (i.e., actual selling prices of vehicles charged to customers). If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration that we expect to receive in exchange for transferring such goods or services to the customer (i.e., cost plus expected margin). Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements relating to these assumptions and estimates may impact revenue recognition. As for the extended warranty, we will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that we reasonably expect to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Exchange of used automobiles

Until December 2022, we operated a program in Vietnam under which we received used automobiles from certain customers in exchange for new automobiles. The fair value of such non-cash consideration received from the customers was used as part of the consideration and was offset with the transaction price of new automobiles and measured when we obtain control of the used automobiles.

We estimate the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand alone selling price of the used automobiles sold by us.

Interest support program

We offer an interest support program for customers who pay in installments for the products using bank loans. We pay the interest payable on the loans directly to the banks for a period of up to 24 months. The amount payable by us to the bank under the interest support program is treated as consideration payable to customer and deducted against revenue.

Sales of merchandise (automobiles, smartphones)

Proceeds from sales of automobiles and smartphones previously acquired for resale purpose are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. We use the most likely amount method to estimate the variable consideration arising from rights of return. As at the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognized in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of maintenance services is recognized over time based on the level of work completion when the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Warranty provisions

We provide a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. We accrue a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of future claims or peer benchmarking with other automakers. Warranty cost is recorded as a component of cost of sale in the consolidated statements of operations. We re-evaluate the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

The Company as a Lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: (a) the lessor transfers ownership of the underlying asset to the lessee by the end of the lease term, (b) the lessor grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. We recognize all revenue and costs associated with the sales-type lease as “revenue from leasing activities” and “cost of leasing activities” upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein we recognize, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and we recognize variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

We have outstanding battery leases accounted for as operating lease and outstanding battery leases accounted as sales-type leases. Our operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both operating lease and sale-type lease of batteries have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to us. We consider a number of factors, including the technical useful lives of the EVs and batteries, useful lives of the EVs and the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, we allocate the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices.

Fair value measurement

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, certain amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, certain amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, we use its valuation processes to decide its valuation policies and procedures and analyze changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

Impairment of long-lived assets

We evaluate our long-lived assets, including fixed assets, intangible assets with finite lives and right of use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures(*)	3 – 49 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	10 years
Leased-out e-scooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and the term of the related leases.

Freehold land is not depreciated.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Amortization of Intangible assets

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category that is consistent with the function of the intangible assets.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years and 2 months – 7 years
Software	3 – 8 years
Others	3 – 15 years

NRV of inventories

NRV is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Compensation expenses

We have estimated and made provisions for compensation expenses arising from the early termination of our contracts with suppliers of our ICE business as a result of our planned phase-out of our ICE business. Such estimation is based on the agreements and negotiations between us and the relevant suppliers. We remain in discussions with some of these suppliers to finalize the total amount of compensation payable.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2022 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements; and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately.

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are implementing include:

•

we hired additional personnel with knowledge of, skills and experience in U.S. GAAP, to strengthen our accounting team’s capabilities and ensure that we comply with U.S. GAAP and SEC reporting requirements;

•

we continue to conduct regular and routine training programs and enhance procedures for the continuous review and updating of financial statements based on changes to accounting standards and regulations, including engaging third-party U.S. GAAP experts to provide routine updates on the U.S. GAAP reporting process, SEC reporting requirements and procedures and industry expertise in order to upskill our financial reporting and accounting personnel;

•

we established and continue to update clear roles and responsibilities for accounting and financial reporting staff across our company and to set specific qualitative indicators in relation to the closing of the general ledger and the preparation of financial statements to enhance the control layers around U.S. GAAP accounting entries and estimates;

•	we continue to develop our U.S. GAAP accounting policy manual for the Company’s accounting and financial reporting personnel which will govern recurring transactions and period-end close processes;

•

we are enhancing regular, periodic, separate and standalone components of the financial statements close processes, including in our overseas subsidiaries, incorporating procedures for the reconciliation of local generally accepted accounting principles and U.S. GAAP, to facilitate the preparation of U.S. GAAP consolidated financial statements;

•	we continue to integrate additional information fields into our SAP system to enhance the automation of the process for preparing financial statements under U.S. GAAP;

•

we are improving coordination between the accounting department and other related departments across the Group in pooling necessary information for preparation of complete and accurate financial statements in a timely and consistent manner and with well-established quality control protocols; and

•

we are enhancing the documenting process and testing control procedures used in the preparation of financial statements, with the guidance of external consulting firms, to comply with the requirements of Section 404 of the Sarbanes-Oxley Act by establishing process guidelines, information technology general control processes, entity-level controls a risk and control matrix and a guideline for evaluating the effectiveness of internal control over financial reporting.

We expect to complete the major steps of the remediation plan by the end of 2023. However, the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, particularly enhancing our accounting policies and procedures for the preparation of U.S. GAAP consolidated financial statements and the knowledge, skills and experience of our financial reporting and accounting personnel in the application of U.S. GAAP and SEC rules, we are only in the process of implementing such remedial measures. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.”

Seasonality

In Vietnam, sales are generally higher in the two months before the Tet holiday, which is usually in December and January of the next year. Demand for new vehicles in Vietnam typically declines in July, which is the “ghost month” and between late January and early March following the Tet holiday, or Lunar New Year. Our limited operating history as an international EV manufacturer makes it difficult for us to judge the exact nature or extent of the impacts of seasonality on our business.

Inflation

Our functional and reporting currency is VND. We incur some of our revenues and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business, other than Vietnam, will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the VND, and we cannot assure you that we will not be adversely affected in the future. Inflation impacts our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, commodity prices, raw material costs, shipping and freight costs, labor costs and other costs to increase. For example, inflationary pressures in 2021 and 2022 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on these and other costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as flexible supply arrangements, including an index-based pricing mechanism and dual-supplier approach, advance purchase arrangements and localization of certain vehicle components and parts to leverage lower manufacturing and labor costs in Vietnam. For more information, see “Risk Factors—Risks Relating to Our Business and Industry—We may be unable to adequately control the costs associated with our operations.”

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values related to financial instruments are subject to interest rate risk, foreign currency risk, liquidity risk and commodity price risk.

Interest rate risk

We are exposed to interest rate risk due to our debt obligations with floating interest rates. As of June 30, 2023, VND55,288.9 billion ($2,323.1 million), or 98.9% of our total debt had floating interest rates. We define “total debt” as the sum of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties. We hedge a portion of this risk by entering into interest rate swaps for certain loans and borrowings. The recent rise in interest rates has led to increases in interest rates of our floating interest loans, leading to increases in finance costs. To manage this risk, we monitor market movements to select the appropriate time and terms to consider when entering into these interest rate swaps transactions.

As of June 30, 2023, the benchmark used in the majority of our floating rate loans was SOFR (3 M or 6 M) plus a margin ranging from 2.6% to 3.6% per year. As of December 31, 2021 and 2022, the benchmark used in the majority of our floating rate loans was LIBOR (3M or 6M) plus a margin ranging from 0.75% to 3.5% per year. An increase or decrease in the LIBOR of 0.05%, holding all other variables constant, would result in an approximately increase or decrease of VND27.3 billion in our net loss for the year ended December 31, 2021. An increase or decrease in the LIBOR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND254 billion or VND263.5 billion, respectively, in our net loss for the year ended December 31, 2022.

Foreign exchange risk

Our functional and reporting currency is Vietnamese Dong. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our EVs, which includes the chassis, powertrain, and electrical and electronic parts, and our loans and borrowings denominated in non-VND currencies, in particular U.S. dollars. As of December 31, 2022 and June 30, 2023, 63.9% and 54.8% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) were denominated in U.S. dollars, respectively, 35.9% and 45.2% were denominated in Vietnamese Dong, respectively, and 0.2% and nil was denominated in euros, respectively. Our exposure to foreign exchange risk will increase as revenue from the sales of EVs and the provision of related services in other markets, such as North America and Europe, which are denominated in foreign currencies, contribute a greater share of our revenue. We hedge a portion of this risk by entering into foreign exchange rates swap and foreign exchange forward contracts for certain loans and borrowings.

Liquidity risk

We are exposed to liquidity risk. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from Vingroup, including in the form of debt financing, corporate loan guarantees and capital contributions, or issuing long-term corporate bonds, to ensure that our outstanding loans and bonds will be repaid after the completion of the Business Combination and roll out of our EV business and expansion initiatives.

For more information, see “We are a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital” and “We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company” in “Risk Factors—Risks Relating to Our Business and Industry.”

Commodity price risk

We utilize various commodities in the manufacture of our vehicles, including steel, aluminum and resin, while our battery suppliers, including VinES, also utilize such commodities in the production of battery cells. This exposes us, directly and indirectly, to commodity price risk, as commodity prices are subject to fluctuations due to various factors beyond our control, including market conditions, global demand for these materials and escalations of hostilities, such as the launch of a military action in Ukraine by Russia on February 24, 2022.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(aa) to our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and Note 2(i) to our interim condensed consolidated financial statements as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023 included elsewhere in this prospectus.

BUSINESS

Who We Are

We are VinFast, and our goal is to be a leader in the future of Smart Mobility through our intelligent, thoughtful and inclusive EV platform. We aim to foster a cleaner and more sustainable approach to 21st century mobility that is evolutionary and revolutionary.

We are bold, decisive and eager to advance our product and platform.

We aim to constantly push boundaries in our approach to technology, service innovation, customer engagement and manufacturing excellence, all for the sake of delivering an exceptional customer experience.

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, premium product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric SUVs, readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

At VinFast, our motto is “boundless together.” It is representative of the adventurous and inspired feeling we want our drivers to experience every time they take the wheel, a precept of our approach to manufacturing, an affirmation of our limitless desire to reach new heights with the products we create, our effort to build a sustainable future and our enthusiastic re-shaping of the electric vehicle driver experience. In that spirit, we are breaking boundaries by focusing on the future, setting out on new journeys as one team (maker, driver, partners) and sharing the VinFast vision along the way. We are constantly innovating from a technology and driver experience perspective and are ready to push forward towards a sustainable future. With that said, we recognize that we cannot do this alone, and we urge those who share this desire to unite with us on our journey to a brighter and greener future.

Come join the charge with us.

Our Business

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We have delivered approximately 105,000 vehicles (primarily ICE vehicles) and approximately 182,000 e-scooters through the end of June 2023. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We plan to begin selling our electric SUVs in key global markets in 2023. Our initial target markets are the U.S. and Canada in North America and France, Germany and the Netherlands in Europe. We will also continue to target our existing market in Vietnam. We see these geographies as material to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. Specifically, we believe the A- through E- electric SUV segments will lead the EV revolution and drive profitable growth in the near and long term across the automotive market. While we are currently focused on these segments, we continue to evaluate the full spectrum of vehicle types for future product development. We believe our vehicles are differentiated, especially across the emerging EV space, through our premium-quality product offering, including advanced technology and new-mobility features for our drivers, a fashionable and luxurious design, and our comprehensive Smart Services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of Smart Mobility and strive to provide the VinFast platform as an access point to that future.

Our VF 8 (D-segment) and VF 9 (E-segment) models are our first electric SUVs to be offered in North America and Europe. Since we introduced these models at the Los Angeles Auto Show in November 2021, they have been showcased at the International Electric Vehicle Symposium, Consumer Electronics Show, New York Auto Show, Paris Motor Show, Montreal Auto Show and Canadian International Auto Show. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. The Eco trim offers a longer driving range than the Plus trim with standard features. The Plus trim offers higher horsepower and luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. The Lease Forward Program ended in September 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that provide a longer driving range than the VF 8 “City Edition,” and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We plan to deliver the VF 9 in North America in 2023 and in Europe in 2024. As of August 31, 2023, we had approximately 17,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

We commenced delivery of the VF 5 (A-segment) model in Vietnam in April 2023. The VF 5 is our electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We received approximately 3,300 reservations in the first nine hours of introducing the VF 5 in Vietnam in December 2022. At the 2023 CES, we unveiled our forthcoming VF 6 (B-segment) and VF 7 (C-segment) models. The VF 6 is our electric SUV for the family-oriented driver. The VF 7 is our driver centric electric SUV, accentuated by its futuristic styling. First deliveries of the VF 6 and the VF 7 are targeted for 2023 and 2024, respectively. In June 2023, we introduced our forthcoming VF 3, which is a mini car specifically designed for the Vietnam market. The VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to commence deliveries of the VF 3 in late 2024.

We have achieved a great deal in our short history. Following the founding of our company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive OEM, we have partnered with top-tier global companies, including Magna, Tata Technologies and Pininfarina to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021, deliveries of the VF 8 began in Vietnam in September 2022 and in the U.S. in March 2023, and deliveries of the VF 9 and the VF 5 began in Vietnam in March and April 2023, respectively. As of June 30, 2023, we sold approximately 18,700 EVs (consisting of approximately 9,000 VF e34s and 7,500 VF 8s, other models and ebuses) mostly in Vietnam. In the second quarter of 2023, we sold approximately 9,500 EVs, consisting of approximately 4,200 VF e34s, 3,400 VF 8s, other models and ebuses. As of June 30, 2023, we had reservations for approximately 18,000 VF e34, VF 5, VF 8 and VF 9 EVs globally. Approximately 30% of the reservations had non-refundable reservation fees and the remainder were cancellable reservations with a nominal amount of refundable reservation fees. First deliveries of the VF 6 are targeted for 2023 and first deliveries of the VF 7 and the VF 3 are targeted for 2024. See “Risk Factors—Risks Relating to Our Business and Industry—Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.”

We quickly established significant brand recognition in Vietnam and within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data. This share was acquired from the incumbent global vehicle brands from Asia, Europe and North America that have historically dominated the Vietnamese market prior to our arrival. Since our establishment, we have gained significant experience in manufacturing at scale, which has helped us swiftly incorporate EVs into our existing assembly lines. Like other entities within the Vingroup family of companies, turning early-stage businesses into market leaders through top-tier execution and leadership is a hallmark of our approach to business.

We are a majority-owned affiliate of Vingroup, one of the largest companies listed on the Ho Chi Minh Stock Exchange with a combined market capitalization of approximately $21.0 billion as of June 30, 2023 across Vingroup and all of its listed subsidiaries, which together contributed 1.1% to Vietnam’s GDP in 2022 based on their 2022 consolidated revenue. Led by Chairman Pham Nhat Vuong, Vingroup is the largest conglomerate in Vietnam with market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has a nearly 30-year operating history and strong track record of improving the daily lives of consumers through applied technology. As of September 30, 2023, approximately $10.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources. We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. If the aggregate sum of such proceeds and the VND7,000 billion ($290.6 million) grant from Mr. Pham Nhat Vuong exceeds VND24,000.0 billion ($996.3 million), any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us. We expect to receive an aggregate amount of up to VND29,000 billion (approximately $1.2 billion) in grants from Vingroup and the Company Selling Securityholders by April 2024. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 1,200 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

Technology is at the core of our platform, and we have invested significantly in our group technology platform to provide the safest, most driver-friendly experience possible for our drivers—what we refer to as “technology for life.” We believe vehicle technology should be convenient and fully integrated into our drivers’ day-to-day lives. “Connecting intelligence globally” is a cornerstone of our growth plan: our R&D and product innovations differentiate the VinFast EV experience on the world stage with premium features, including infotainment, driver assist, ADAS and other enhancements expected in a top-end EV ownership experience, which are available in all of our vehicles. As of June 30, 2023, the VinFast R&D team includes more than 930 in-house professionals (including approximately 130 software engineers) and leverages the expertise of engineers and developers across the related technology companies within the Vingroup ecosystem. We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Notwithstanding multiple partners participating throughout the value chain, the product rollout and intellectual property underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. We have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, Mobileye, BlackBerry, Erae, Quanta, and Vector on our ADAS, Aptiv, AVL and FEV on certain components of our powertrain and battery, Amazon Alexa for our Virtual Assistant and T-Mobile on our smart infotainment. In October 2022, we also entered into a MOU with CATL to collaborate in the development and production of CIIC skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space. Similarly, we source our battery components from a variety of suppliers including Gotion, Samsung SDI and CATL.

We currently have a strategic partnership with VinES, a subsidiary of Vingroup, intended to cover the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling once VinES fully ramps up its operations. On October 11, 2023, we announced that we intend to acquire 99.8% of VinES to enable us to control our own battery technology and achieve greater integration in our production value chain. The proposed acquisition of VinES is intended to provide additional security to our battery supply, improve our battery cost optimization and expand our access to external partners for the latest battery technologies. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. We believe our current partnership with, and our proposed acquisition of, VinES reduces uncertainties associated with reliance on unrelated third parties. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. VinES is also developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. In March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply.

VinES has sought to partner with suppliers of raw materials used in the production of batteries, including entering into MOUs with each of Cavico Lao Mining, Red Dirt Metals Limited and Alliance Nickel Limited for the supply of certain raw materials, including critical minerals. Additionally, in March 2023, VinES and Li-Cycle entered into an agreement for recycling VinES’ Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinES’ lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinES that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain.

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities through VinES, which we are in the process of acquiring. For example, one of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles.

We seek to build a strong connection between our drivers, our brand and our service ecosystem to create the “VinFast Lifestyle,” facilitated by the technology framework we have created. As part of this lifestyle, we want to ensure that every driver experiences a true sense of community and is a swipe-of-an-app away from reliably connecting with our service network. Our technology framework aims to remove the anxieties associated with owning an electric vehicle, which is paramount to the VinFast Lifestyle. Our VinFast services program, called

“VinFast Service,” has been designed to provide a seamless and ever-ready suite of service products and offerings conveniently available at the driver’s fingertips through our companion app. Our unique warranty offering of up to 10-year / 125,000-mile demonstrates our commitment to quality and reliability in our vehicles and underpins the trust we seek to establish between our brand and community.

With the VinFast Lifestyle in mind, we aim to deliver greater flexibility to our drivers when choosing to own a VinFast EV. We offer a battery subscription program that gives customers the flexibility to lease the battery in their EV from VinFast, rather than purchase the battery with the vehicle. This battery subscription program is available in select markets (primarily Vietnam) and models, and sales made under this program are expected to be made primarily in Vietnam. We currently expect our sales in North America and Europe to be for EVs with batteries included. Our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. We also offer our customers the option to lease our vehicles through third-party financing partners. In the U.S., pursuant to the IRA, customers opting to lease vehicles from our U.S. financing partners, where available, may indirectly benefit from the clean vehicle credit of up to $7,500 off that could be used by our financing partners to reduce the lease price of qualifying VinFast vehicles. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Our service experience will utilize both a remote diagnostic and mobile in-person approach, allowing for ease of digital access and the reliability of a physical service presence. We expect that the majority of our service interventions will take place directly where our drivers are located, either through mobile service or remote, OTA updates. We expect our mobile service to be supported by our fleet of EV vans and our technicians are expected to carry out most of their work where the customer is located. We believe our customers will also benefit from the technical capabilities of our directly owned and operated centers. We have also partnered with Urgent.ly to provide roadside assistance to our customers in the U.S. and Canada as part of their warranty coverage.

Our companion app is at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers with support for service requests, charging station locations and access to remote safety or control features of their vehicles. The companion app is intended to provide end-to-end digital features, defined by six key feature categories, including vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are also expected to be integrated with Electrify America’s API data feed. This will enable our customers in the U.S. to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. See “Business—Integrated Service Offering.”

Meanwhile, our VinFast Power Solutions program is expected to enable stress-free at-home smart charging and seamless connectivity to an extensive charging network through our companion app when away from home. Our U.S. customers will have access to the Electrify America and EVgo networks of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network.

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in the country and situated just over 60 miles outside of Hanoi. Opened in 2019, our automobile manufacturing facility currently has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, and is a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. This state-of-the-art facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 38 frames per hour. The technology in this facility is also sourced from automated production providers, such as KUKA, ABB, Siemens and Durr. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs, e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 DWT, is one of the deepest and largest ports in the country.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park in Hai Phong that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of June 30, 2023. There are a number of key suppliers on-site in Hai Phong, including FORVIA, Lear Corporation and Antolin. We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site supplier park, we have relationships with approximately 650 additional suppliers globally. VinES, our key battery pack supplier and future subsidiary upon completion of our proposed acquisition of VinES from our Chairman, is in the process of developing battery cell production capabilities in Vietnam. We intend for VinES-produced battery cells to eventually be included in the battery packs that VinES supplies to us. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor and talent pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we rollout new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025. The facility is expected to have an annual capacity of 150,000 vehicles per year. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. Additionally, our customers in the United States may be able to take advantage of U.S. federal tax credits once our North Carolina facility commences operations and final assembly of our vehicles, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We aim to replicate the successes of our Hai Phong facility as we extend our manufacturing footprint to the U.S. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain.

To launch our products in international markets, in Phase I, we are focused on three target markets, namely Vietnam, North America (comprising the U.S. and Canada) and Europe (comprising France, Germany and Netherlands). For Phase II, which we plan to begin in 2024, we have identified various addressable markets globally in addition to the initial target markets, based on the potential market size, accessibility and competitiveness. To accelerate our global reach to potential markets, we adopt a multi-channel distribution strategy and employ two business models: the first model involves the establishment of our own distribution and potentially showrooms in the respective market, which includes the initial target markets and the additional seven market clusters; whereas the second model focuses on appointing third party distributors for the respective market. Going forward, we will primarily focus on partnerships with distribution agents, dealers and service partners to broaden our reach to markets and customers in the global market.

Our commitment to ESG initiatives is institutionalized through a thoughtful, comprehensive and forward-thinking ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We have adopted industry best practices to reduce our carbon footprint and target best-in-class environmental standards. As we lead the charge to a brighter, greener and safer future, we plan to leverage our social and governance policies as key catalysts for achieving our vision. Our social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement.

We are led by a keenly focused management team that is highly motivated to deliver on our mission of making EVs smarter and more inclusive. Our Global CEO, Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup and was one of the key Vingroup executives behind the push into vehicle manufacturing. She was responsible for the formation of VinFast and led the execution of a startup plan from the ground up in 2017, with our first vehicles delivered only 21 months later. She has built a highly experienced, diverse and globally sourced team to execute our strategy. This team includes veterans from the automotive and technology industries with an average of over 29 years of relevant industry experience. Our entrepreneurial and innovative culture from the top down in our organization is driven by our core belief that we are “boundless together.”

We had net losses of VND32,219.0 billion and VND49,848.9 billion ($2,094.5 million) in 2021 and 2022, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND56,204.5 billion ($2,361.5 million) as of December 31, 2022. We had net losses for the period of VND23,312.2 billion and VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2022 and 2023, respectively, and total debt of VND55,901.7 billion ($2,348.8 million) as of June 30, 2023.

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

•	Premium Quality Product

•	Thoughtful design for a boundless premium experience – We evoke EMOTION and PASSION between driver and car

•	Top-of-the-line vehicle lineup – We offer a LUXURIOUS and STYLISH product line with skilled craftsmanship in every detail

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“TECHNOLOGY FOR LIFE” – We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office

•	Sustainability – We aim to deliver our products RESPONSIBLY to help promote a greener world for us all

•	Steadfast focus on meeting world-class safety standards – We focus unwaveringly on SAFETY

•	Inclusive Price

•	ACCESSIBILITY – We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally

•	We offer high performance, luxurious features, premium quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point

•	FLEXIBLE purchase options, including own, lease, and our battery subscription program, where available, to suit any customer’s preference

•	Peace-of-Mind Ownership Experience

•	Our goal is to provide BEST-IN-CLASS after-sale policy with up to 10-year / 125,000-mile warranty and 24/7 roadside assistance

•	WORRY-FREE experience through our “VINFAST SERVICE” model with remote and mobile service offerings

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EASE-OF-ACCESS to our network of service showrooms and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as Electrify America, EVgo, Bosch, Blink, Flo and ChargeHub.

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

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Comprehensive Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars for the global EV market and e-scooters and e-buses in Vietnam. We believe we have achieved a leading market share in Vietnam across each of the vehicle segments which we historically have delivered ICE cars and currently deliver EVs. We have targeted the highest-growth segments in our production ramp up and global launch strategy and have formulated our growth outlook with data from reputable global automotive industry consultants in building our international expansion plan. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, the segment of the passenger light vehicle market with the highest expected growth in demand. We believe we are reaching the fastest growing market of B, C, D and E vehicle segments at a competitive price point relative to our closest EV peers. We believe our pricing model, providing luxury-level features and premium quality at a competitive price point, positions our EV platform for achievable penetration of our addressable market, through the potential for conversion of a greater number of ICE drivers into new EV drivers. We have seen success in this conversion effort thus far. Given our strategic focus on EVs, we have tailored our business model to target segments that we believe will achieve the highest growth and profitability across the EV spectrum.

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Attractive Lineup of Skillfully Engineered, Luxurious Electric SUVs: Our comprehensive lineup of EVs, highlighted by the VF 5, VF 8 and VF 9 and forthcoming VF 6, VF 7 and VF 3, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. Every decision that we make in the design of our vehicles is framed with the driver in mind—from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle. In addition, we plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS.

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Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to research and develop differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. With safety being of paramount importance, our heads-up-display, standard across all VinFast EV models, helps to ensure drivers’ eyes remain on the road to avoid the distraction of looking at consoles or panels below. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. Our technology platform provides ancillary revenue stream opportunities for VinFast over the ownership cycle, including features available for a monthly subscription fee.

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Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, VinFast Service program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for owner-to-owner interaction, vehicle service, infotainment connectivity and more. Our comprehensive warranty of up to 10-year / 125,000-mile, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our VinFast Service program will aim to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our e-mobility platform.

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Flexible Offering at an Inclusive Price Point: We believe that providing a flexible, high-quality product offering at an inclusive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our inclusive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower TCO proposition without compromising on our design or technology suite. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including through vehicle leasing with third-party partner banks and our battery subscription program for select markets (primarily Vietnam) and models, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated manufacturing facility, our access to a low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and the U.S., EU and other major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our inclusive pricing model.

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Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations within three months of accepting reservations, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to VAMA, TC Group and our public sales report. Similarly, our “The Future is Now” delivery event for the VF 8 at our manufacturing facility in Hai Phong in September 2022 was featured by over 700 news outlets and received over 8.5 million views on social media platforms. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. Our appearance at CES in January 2022 where we unveiled our VF 8 and VF 9 models, which was posted on various social media platforms and websites, received 7.7 million views in aggregate across social media platforms and websites within the first 48 hours of the unveiling. We have been featured by approximately 2,500 international and local media outlets, reaching a global audience of approximately 10 million with over 21 million impressions. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. We commenced delivery of the VF 8 “City Edition” vehicles in Vietnam in September 2022 and in the U.S. in March 2023, and the VF 9 and VF 5 in Vietnam in March and April 2023, respectively. First deliveries of the VF 6 are targeted for 2023, and first deliveries of the VF 7 and the VF 3 are targeted for 2024. In December 2022, our VF 8 and VF e34 electric vehicles ranked among the top 10 best-selling cars in Vietnam, according to BizHub.

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Highly Automated Manufacturing Capabilities: We produce vehicles out of our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our manufacturing facility opened in 2018 and has supported the production of nine vehicle models (four ICE models, one e-bus model and four EV models) and nine e-scooter models with 16 different variants. The automobile manufacturing factory has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e., the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including FORVIA, Lear Corporation and others, which helps us achieve economies of scale, drive manufacturing optimization and reduce costs. We source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of June 30, 2023. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025.

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Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with our shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of September 30, 2023, approximately $10.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources. We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. If the aggregate sum of such proceeds and the VND7,000 billion ($290.6 million) grant from Mr. Pham Nhat Vuong exceeds VND24,000.0 billion ($996.3 million), any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us. We expect to receive an aggregate amount of up to VND29,000 billion (approximately $1.2 billion) in grants from Vingroup and the Company Selling Securityholders by April 2024.

We have benefited from access to the full range of IP and R&D capabilities in the Vingroup technology ecosystem. On October 11, 2023, we announced that we intend to acquire 99.8% of VinES, a subsidiary of Vingroup, and one of our key battery partners. Our acquisition of VinES is a zero-consideration transaction other than assuming the loans of VinES. To support the ramp up for VinES until its operations stabilize, our Chairman, Pham Nhat Vuong, will provide grants to us for all interest payments relating VinES’ existing borrowings up to 2027. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. In March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply. Our acquisition of VinES is intended to enable us to take control of our battery technology and achieve greater integration in our production value chain. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong,

Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities through VinES, which we are in the process of acquiring. For example, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We also enjoy strong demand for our EVs from our Vingroup affiliates. For example, we have an agreement GSM, an e-scooter and EV rental and taxi services company founded by our Chairman, to sell VinFast EVs and e-scooters that will comprise GSM’s Vietnam-based fleet.

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Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. We are led by Global CEO, Le Thi Thu Thuy, who also holds the position of Vice Chairwoman of Vingroup. With 25 years of experience, Ms. Le was one of the key Vingroup executives instrumental in the push for the creation of a tech-forward vehicle manufacturing company. She has assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as Ford, Toyota, Aston Martin, Land Rover, Stellantis and Chrysler.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

•	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

In Phase I, we focus on three markets, namely Vietnam, North America (comprising the U.S. and Canada) and Europe (comprising France, Germany and Netherlands). We are employing a D2C sales model to promote VinFast brand awareness and enable a personalized and approachable experience for VinFast cars. We have established a network of VinFast self-operated showrooms under three different showroom models (1S, 2S and 3S), with each showroom model tailored to create a specified customer experience with smaller showrooms intended for customer education in areas with high foot traffic, while larger showrooms offer opportunities to test drive our vehicles. Our showrooms serve as a place for customers to experience the VinFast brand and products and meet members of the VinFast community, and as a hub for VinFast service solutions.

As of June 30, 2023, we have 122 showrooms in Vietnam, the U.S. (all of which are in California), France, Germany, Netherlands and Canada, including VinFast-owned showrooms and dealer’s showrooms. In our home country, Vietnam, our products are offered through an extensive nationwide network of VinFast showrooms and dealership showrooms.

In Phase II, starting from 2024, we plan to adopt two major business models:

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Business model 1: This model is applied to Phase I markets of Vietnam, North America (U.S. and Canada) and Europe (France, Germany, Netherland), and seven additional market clusters in Asia (including India, Indonesia and Malaysia), the Middle East, the rest of Europe, Africa and Latin America, where we plan to establish our own distributor and may open our showrooms to introduce our VinFast brand in the initial stage, however, our primary focus will be on expanding our dealer network to distribute our premium brands and provide excellent customer experiences.

In the U.S., we expect to grow our dealership network to expand our presence and increase penetration across the country. We plan to take advantage of third-party dealers, showrooms, service centers and charging network providers to expand our coverage and touchpoints. We are also evaluating the feasibility of completed-knock-down or semi-knock-down plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers.

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Business model 2: We have identified between 40 and 50 potential markets globally and also plan to engage high-quality distributors to import and distribute VinFast cars into local markets starting from 2024. We have signed memorandums of understanding and distribution agreements with various car importers and distributors across Asia, Europe and the Middle East. We may consider establishing distribution companies and expanding our presence in these markets in the long term.

We plan to commence deliveries of our EVs in Indonesia in 2024 with right-hand driving models of the VF e34 and VF 5, with the VF 6 and VF 7 to follow. We have also identified Indonesia from among our seven new market clusters as a key potential market for the potential establishment of manufacturing facilities for our EVs and batteries due to the relatively low cost and availability of domestic raw materials. Based on our evaluation of the market opportunity in Indonesia, we have set a preliminary investment target of up to approximately $1.2 billion into Indonesia in the long-term. The target includes approximately $150 to $200 million that we envision applying toward the establishment of a Completely Knocked Down facility, or “CKD facility,” with production capacity in the range of 30,000 and 50,000 cars per year and a target production start date no later than 2026. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

We plan to roll out our online platform globally to execute our digital strategy of complementing the in-person experience at VinFast showrooms and third party showrooms. Our website enables full vehicle customization and offers virtual reality features that provide customers with a near-tangible buying experience from the comforts of their homes. We plan to continue to develop our O2O sales channels to generate leads and increase foot traffic to our physical showrooms. We plan to further extend the personalized O2O process to cover the delivery, after-sales policy and maintenance parts of the VinFast ownership experience. Each of our customers has a unique VinFast ID that connects and synchronizes data relating to their brand engagement on all of our channels, including our website, companion app, physical showrooms and service points.

As part of our B2B strategy, we plan to continue to partner with large corporations and well-known leasing, mobility, short-term rental suppliers and taxi service providers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that taxi rides and short-term rentals offer customers the opportunity to test drive and experience the vehicles. Through our recent partnership with GSM, an e-scooter and EV rental and taxi services company founded by our Chairman, customers will have the opportunity to experience VinFast vehicles in action, which we believe will boost demand for our products. GSM plans to expand its operation into our key international markets. This would provide us with a significant opportunity to offer international customers the chance to test drive and experience our vehicles.

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Continue Augmenting Our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to continuously make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through AI. Through a network of renowned partners in various industries, we aim to continue creating a technology ecosystem that allows us to seamlessly adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to constantly provide a state-of-the-art driving experience that we believe will attract new drivers to our brand, build brand loyalty with existing drivers and help VinFast stand out as a leader among our peers. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities.

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Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our drivers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our drivers. Customers will be able to engage with us online through our website and companion app, while our showroom network will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only though our membership program, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our drivers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, through VinES, we plan to work on an ongoing basis to optimize our battery costs, in order to maintain our price point differentiation in the EV market.

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Expand Our Product Offering: We plan to continually evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current anticipated all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021, the VF 8 (D-segment) rolled out in 2022, and the VF 5 (A-segment) and VF 9 (E-segment) rolled out in early 2023, we plan to begin delivering the VF 6 (B-segment) in 2023, and the VF 7 (C-segment) and the VF 3 in 2024. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.” We selected high-growth markets for these vehicles based on our evaluation of market size and demand opportunity, and we will use the same level of scrutiny in conducting our market research to determine how and when to expand into new product lines and new markets.

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Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network and mobile service platform to ensure on-demand coverage for all drivers. Given our vehicles are OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.

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Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. In

July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. Commissioning is targeted for 2025. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to around 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In addition, we plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.

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Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, VinFast Service program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

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Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which plans to manufacture extremely fast charging lithium-ion battery cells; ProLogium, which is developing solid-state battery cells; and Autobrains, a developer of AI for autonomous driving. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.

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Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. Apart from the inherent environmental benefits of our product line, through VinES, we plan to operate a battery recycling program in the pursuit of achieving zero waste to landfill. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Our Electric Vehicles

Our electric vehicles are designed for the lifestyle of the modern EV adopter: tech-forward, high-end, and constantly-evolving. We are passionate about providing high-quality, clean, sleek and practical vehicles, tailored specifically to the end markets we are targeting on a vehicle-by-vehicle basis. We have worked with our globally-recognized design partners, primarily Pininfarina, to ensure each of our vehicles offers a distinctive and unique style.

Our designs feature our signature lighting that frames our “V” logo and sweeps out to the corners of the car. This design element communicates our brand day and night. Each vehicle segment is creatively designed to fit the key characteristics and wants of drivers in that specific segment; including various proportions, in-cabin seating options, wheelbases and other key features. The overarching character of our vehicles provides a comfortable and modern feel, while powerfully representing the VinFast brand.

Inside the vehicles, there is a unique blend of simplified technology and hand-craftsmanship. One of the highlights of the interior is our proprietary, full-color heads-up display to put information directly in the driver’s line of sight to keep attention on the road. A large, high-quality touchscreen minimizes the number of physical buttons and simplifies the user interface. The soft interior trim in each VinFast vehicle is hand-cut and sewn, creating a customer-tailored and luxurious driver experience.

Vehicle Overview

Our EV platform consists of the following models:

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VF e34—our first EV offering, a C-segment electric SUV exclusively for the Vietnam market. We began delivering the VF e34 in Vietnam in December 2021. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations after three months, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to VAMA, TC Group and our public sales report.

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VF 8—our first EV offering for the global consumer market, a D-segment electric SUV. We currently offer two trims of the VF 8: Eco and Plus. The Eco trim offers a longer driving range. The Plus trim offers luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that provide a longer driving range than the VF 8 “City Edition,” and we began delivering the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam.

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VF 9—a sophisticated E-segment electric SUV featuring three rows of seats for the Vietnam, North America and European markets. We currently offer two trims of the VF 9: Eco and Plus. In August 2023, our VF 9 received a certified EPA range of 330 miles for the Eco trim and 291 miles for the Plus trim. We commenced delivery of the VF 9 in March 2023 in Vietnam.

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VF 5—our A-segment electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We began accepting reservations for the VF 5 in Vietnam in December 2022 and received approximately 3,300 reservations in the first nine hours. We currently offer the VF 5 with Plus trim and commenced delivery in April 2023 in Vietnam.

•	VF 6—a B-segment electric SUV for the family-oriented driver for the Vietnam, North America and European markets. We plan to offer Eco and Plus trims and first deliveries are scheduled for 2023.

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VF 7—a driver centric C-segment electric SUV, accentuated by its futuristic styling for the Vietnam, North America and European markets. We plan to offer Eco and Plus trims and first deliveries are scheduled for 2024.

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VF 3—a contemporary and compact mini car EV designed for the Vietnam market. VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to commence deliveries of the VF 3 in late 2024.

Based on our current plans for the VF 9, VF 6 and VF 7 in North America, we plan to offer one driving range option only for each model. In Vietnam, we may offer multiple driving range options for certain models.

Model	VF 8 – ECO (87.7 kWh battery)	VF 9 – ECO

Segment	D-segment	E-segment

MSRP(1)	$46,000	$83,000

Length / Width /Height	187/ 76 / 66 in	201 / 89 / 67 in

Model	VF 8 – ECO (87.7 kWh battery)	VF 9 – ECO

Horsepower	~354 hp	~408 hp

WLTP Range(2)	293 miles (Target)	369 miles (Target)

Battery Capacity (Usable)	~87.7 kWh	~123 kWh

Wheelbase	116.1 in	124 in

Passenger Capacity	5	6 / 7

Storage Space(3)	~48.4 cu. Ft.	TBC

Charge Time on DC Charger(4)	~ 31 min	~ 35 min

Key Features	Level 2 ADAS Full range of VinFast Infotainment features	Level 2 ADAS Full range of VinFast Infotainment features

Specifications indicated are targets for our vehicles in the U.S. market.

1.	MSRP is inclusive of battery in the U.S., pre-tax incentives.
2.	WLTP range estimates are typically greater than EPA range estimates.
3.	Maximum storage space with rear seat folded.
4.	From 10% – 70% capacity using fast charge.

Model	VF 6 – ECO	VF 7 – ECO

Segment	B-segment	C-segment

Length / Width / Height	167 / 72 / 63 in	179 / 74 / 64 in

Horsepower	174 hp	201 hp

WLTP Range(1)	248 miles (Target)	280 miles (Target)

Battery Capacity	~60 kWh	~75 kWh

Wheelbase	107.5 in	111.8 in

Passenger Capacity	5	5

Storage Space(2)	~45 cu. Ft.	TBC

Charger time on DC Charger(3)	TBC	~ 28 min

Key Features	Level 2 ADAS Full range of VinFast Infotainment features	Level 2 ADAS Full range of VinFast Infotainment features

Specifications indicated are targets for our vehicles in the U.S. market.

1.	WLTP range estimates are typically greater than EPA range estimates.
2.	Maximum storage space with rear seat folded.
3.	From 10% – 70% capacity using fast charge.

Outside of our EV platform, we will also continue to produce e-buses and e-scooters.

Our e-scooter platform has been highly successful in Vietnam, with approximately 182,000 e-scooters delivered from inception through June 30, 2023, including over 19,700 e-scooters delivered in the first half of 2023. We rolled out our new e-scooter model, Evo200, in Vietnam in September 2022. The scooters are also highly tech-enabled and convenient for riders, with batteries manufactured by VinES. We plan to roll out new e-scooter platforms domestically in Vietnam and in relevant international markets as we continue to scale.

Our e-bus platform is the first e-bus manufactured in Vietnam. It has a battery capacity of 281 kWh, is capable of traveling up to 162 miles on a single charge and is highly environmentally friendly, with zero emissions and little noise pollution. We have delivered approximately 250 e-buses from our inception through June 30, 2023. We plan to bring the e-bus platform to relevant international markets as well once we open our manufacturing facility in the U.S. and grow the sale of e-buses.

We have delivered approximately 105,000 vehicles (including ICE vehicles, VF e34, VF 8, VF 9, VF5 and e-buses) since we started producing passenger cars in 2019 through the end of June 2023.

Battery Technology and Solutions

We believe that an integrated battery solution is important for our go-forward strategy of providing high-quality EVs at an inclusive price point for our global customers. To that end, we have entered into a consultancy service agreement with VinES pursuant to which we will be able to leverage VinES’ expertise and specialization on battery R&D, manufacturing, testing, performance and cost optimization and battery recycling. VinES provides EV battery packs for our vehicles, while we remain the point of customer engagement for both our sales and after-sales service. On October 11, 2023, we announced our intention to acquire VinES to further enable us to control our own battery technology and achieve greater integration in our production value chain. VinES directly invests in and owns the manufacturing facilities and the intellectual property associated with its battery cell and battery pack production. See “—Technology—Battery Design and Battery Management System Design.”

For select markets and models, particularly in the initial stage of sales, and particularly in Vietnam, we offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our battery subscription program. Our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide a flexible alternative that makes our EVs accessible at a lower, inclusive price point. We view this as a near-term strategy that will help facilitate early adoption by more drivers and bridge the transition to a lower-cost EV battery and long-term widespread adoption of EVs. It also highlights our ability and willingness to adopt innovative business models, prioritizing flexibility for our customers.

Under the battery subscription program, where applicable, customers will enter into battery lease contracts with us and pay a fixed monthly battery subscription fee for unlimited miles, except for customers that placed reservations before September 2022 in Vietnam, who may select between fixed and variable monthly subscription fees under our prior sales policy. Our battery subscription program will also include the provision of a replacement or repair in case the battery capacity falls under 70% for the duration of the battery lease. We plan to monitor market demand and our peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Technology

A core component of our Chairman’s vision when founding VinFast was integrating the concept of “technology for life” into our vehicles. We believe technology should help enable the safest, most driver-friendly experience possible, and we focus relentlessly on improving that. We have endeavored to make owning, driving or riding in a VinFast a seamless experience between home, workspace and everything in between. We achieve this primarily through a unified driving experience built around the driver and enabled through technology. This is exemplified through our driver-friendly central console screen, benefiting from an on-windshield heads-up-display, summoning the car from car-park to curb, self-parking capability, voice-activated command systems and AI-powered driver-assist and ADAS capabilities. We offer a robust suite of tech-enabled features that come standard across our produced segments as part of the VinFast experience and will provide additional enhancements to meet our drivers’ preferences for an additional cost. The VinFast technology ecosystem extends beyond the car itself via our companion app, as well as with an online networking experience through the

VinFast community of drivers, reflecting the emphasis on Smart Mobility and Connectivity at all levels of the VinFast driving experience.

Underlying our technology design philosophy is an intense focus on standardization and the interrelationship of key designs and parts to deploy innovation as cost-effectively as possible. We proactively engineer as much of our ecosystem to be interchangeable across models as possible and practical so that when we engineer or innovate one piece of technology, it can be integrated with little additional cost or operational friction. This has enabled us to rapidly launch new products within the EV market. This permeates our overall production schedule and enables us to keep control of product quality and cost as we continue to grow and innovate.

Integrated Partnership Model

We deliver top-tier technology using a well-practiced screening approach to integrate and own a specific technology capability in-house when economically feasible. Otherwise, we align with leading partners who have a competitive advantage of production for certain technology or components that will improve our production efficiencies. We safeguard our technological innovation with intellectual property patents, whether developed within VinFast or sourced through well-vetted partnerships, to ensure that VinFast controls the key decision-making technology powering our vehicles. This relationship management framework includes in-house capabilities developed over the years at VinFast and the Vingroup family of companies.

We aim to keep in-house certain critical components of electric vehicles, including our electric motor, infotainment software, ADAS software, and battery management system design. We seek margin benefit and economy-of-scale uplift by outsourcing production of certain hardware components where our partners can provide us a competitive advantage. We also commit a significant amount of resources, budget and time to finding and sourcing the best possible partnerships across global suppliers and continuously review these contracts and arrangements to ensure optimal terms, information-sharing and operational efficiencies in our partnership network.

	Design	In-House Production	IP
Battery	Proprietary via VinES	Via VinES	VinES-owned	• Proprietary battery cell technology, tested chemistry at VinES battery institute

Battery Management System (BMS)	VinES in cooperation with AVL		VinFast-owned	• System transferred to VinES as white-box, and VinES can alter as needed

Battery Architecture Pack	Proprietary via VinES	Via VinES	VinFast-owned	• Extensively tested to achieve the industrial standard level

E-Motor	VinFast in cooperation with AVL		VinFast owned	• Co-design with AVL

Inverter	Proprietary		-	• Proprietary design • Typically outsourced by EV makers

Infotainment Hardware	Proprietary	Outsourced	VinFast owned	• In line with Traditional OEMs and EV makers

Infotainment Software	Proprietary		VinFast owned	• Android/Linux/AUTOSAR subsystem

Chassis & Body-in-white (BIW)	Proprietary		-	• In line with Traditional OEMs and EV makers

ADAS Hardware	L2+: Outsourced L3+: In cooperation with suppliers	Outsourced	L2+: Supplier-owned L3+ VinFast shared with suppliers	• In line with Traditional OEMs and EV makers

ADAS Software	L2+: Outsourced L3+: In cooperation with suppliers	Outsourced	L2+: Supplier-owned L3+ VinFast shared with suppliers	• Typically outsourced by EV makers

Connected Car, Connected Driver, Connected Lifestyle

We have created a proprietary infotainment system that provides a seamless, integrated and fully-connected experience for our drivers. Our goal is to bring “technology for life” to our drivers and provide an unmatched experience in terms of convenience, customization and community. Deep learning AI technology facilitates our ability to further understand and adapt vehicle settings to the driver’s lifestyle profile. Additionally, through a single, large central screen and a heads-up display, drivers can access multiple applications and services through a unified and intuitive platform. Software updates occur seamlessly through an OTA update mechanism, powered through edge network computing supplied in collaboration with a technology partner.

VinFast vehicles and their integrated technology offerings save drivers’ time by maximizing flexibility as a “Live and Work” hub. This allows drivers the conveniences of checking emails and messages, with safety remaining the top priority. Mobile Home is expected to include multiple virtual assistants, smart home control, video streaming and karaoke.

Key targeted features of our infotainment system include:

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Personal Voice Assistant - Natural language conversation in the driver’s native language with integration from our technology partners, Amazon Alexa and Cerence, and the ability to speak six languages, starting with those of our key global rollout markets

•	Mobile Office - Calendar and to-do-list management, email sending/receiving by voice

•	Seamless Connection to the Most Popular Smartphones and Ecosystems

•	Remote Control - Allows for the ability to start the vehicle remotely, set the temperature, lock/unlock the vehicle and set intrusion alert technology

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Advanced AI and Machine Learning - The advanced voice assistance uses natural language processing techniques to predict and adapt to the drivers’ most used commands by deploying advanced AI and machine learning to constantly build knowledge and understanding of the drivers’ preferences

•	Firmware Over-The-Air (“FOTA”) - Updates software over the air providing feature enhancement and performance improvement throughout the vehicle lifecycle

The VinFast Infotainment and Connected Driver systems is capable of learning and understanding the driver’s preferences to optimize their driving experience. We place significant focus on cybersecurity in order to securely protect our drivers’ personal data.

Within our infotainment system, we have a variety of standard features, as well as an expanding portfolio of value added services and features that will enable ancillary revenue streams via subscriptions or on-demand features, such as geo-fencing, live traffic alerts, satellite view, Q&A with virtual assistant, smart home control, text-to-speech, speech-to-text and eCommerce.

Safety and ADAS

Safety is the most important pillar of our investment in technology. We want VinFast drivers to experience the safest possible mobility environment. The integrated heads-up display replaces the traditional driver console to keep drivers always informed without distracting their eyesight from the road. This system notifies drivers with information, ranging from regular vehicle alerts to specific warnings or notifications permitting the vehicle to act on the driver’s behalf, to actual triggers that are tied to the vehicle’s ADAS that will take over to act in the event of an emergency.

We design and develop our ADAS and Autonomous Driving software with a primary focus on safety and an equivalent emphasis on providing the latest advancements in autonomy. Our vehicles will be launched with

Level 2 ADAS technology, including Active Safety and Highway Assist+ capabilities. This includes autonomous emergency braking, lane change assist, remote parking and summon abilities. Our driver facial recognition technology assists with driver-alertness safety features and automatic emergency calls. Our in-house team focuses on providing quality control and helping to co-develop unique features. We also leverage the Vingroup technology ecosystem in our ADAS development, including image processing from VinAI and natural language processing from VinBigData.

Autonomous Driving (Level 3 and above) promises to revolutionize the user experience in vehicles, improving the Smart Services offering while ensuring safety. We plan to introduce Level 3 Traffic Jam Pilot as an optional feature for our vehicles, which will allow customers to take their hands, eyes and mind off of the road, under certain circumstances. When the Traffic Jam Pilot is active, the driver can enjoy our Smart Services offerings. We are also working on HomeZone parking features, a first step towards a Level 4 Auto Valet parking functionality, which is expected to enable drivers to immediately exit their vehicle upon arrival at a destination. A driverless VinFast vehicle will be able to find a parking spot and notify customers when it is successfully parked through our companion app. The driver can also summon their vehicle when they are ready to leave.

Electric Drive System / Powertrain

The VinFast Electric Drive System (“EDS”) is comprised of three main components: inverter, permanent magnet synchronous electric motor and gear box. Extensive research and development activities ranging from simulation, modeling and dynamometer to bench testing were carried out in-house to develop our EDS. High-efficiency, liquid-cooled permanent magnet synchronous (“PMS”) motors are designed to deliver high power and torque, while maintaining a competitive power-to-weight ratio and upholding the highest global safety standards. Our R&D activities have allowed us to reduce our overall development cycle time compared to competitors and produce a series of motors which are compact, powerful and robust in structure, and have a wide range of power output. VinFast patented technology paved the way to meet global thermal and noise, vibration and harshness (“NVH”) requirements of electric motors.

Our motor series has been tested through various duty cycles to replicate real driving conditions, controlled with our sophisticated software to meet our goals of driver comfort and tech-forward vehicles, while remaining competitive on a global scale. From an electromagnetic perspective, our motors are equipped with different types of winding per various levels of compactness, thermal requirements, cost and NVH attributes, among other features. In addition to compact design and short development cycle, the ease of manufacturing and optimized mounting points for simple integration and installation of the EDS system to the vehicles remain high priorities during the development cycle. We are also constantly looking for means of enhancing and innovating our powertrain systems, for example optimizing key hairpin motor technology and improving existing components, including cooling systems.

In our EDS software, we have integrated control algorithms for PMS motor control such as maximum torque per ampere (“MTPA”) which reduces copper loss in the electric motor, maximum torque per voltage (“MTPV”) which increases voltage utility capability of the high voltage (“HV”) battery pack and maximum torque per watt (“MTPW”) which optimizes the power of the HV battery pack. All of these advanced control algorithms increase the efficiency and performance of our powertrain system. Our software comes standard with safety features to meet ASIL-C (ISO26262) and integrated Cybersecurity (Level 3).

E/E Architecture

We have built a modern take on traditional E/E architecture to support our initial global vehicle rollout, allowing swift time-to-market with our E/E design that leverages global peers and is integrated across each of our current models. This approach allows us to scale back electronic control units as necessary in order to meet our desired cost level in bill of materials. We will have a standard architecture from the B- through E-segments, with the ability to remove feature sets as more basic models are manufactured. Our next-generation E/E architecture is currently in development, which will have the ability to support Level 3+ ADAS and set the standard globally with a domain-based architecture.

Battery Design and Battery Management System Design

The batteries in our vehicle are packed by VinES and other third party suppliers. We source battery components from a variety of third-party suppliers including Gotion, Samsung SDI and CATL. The capacity of the battery components is one of the key factors that affects the driving ranges of our EVs.

We offer the VF 8 with two driving range options that utilize different battery components: the “City Edition” option and the 87.7 kWh battery option. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that provide a longer driving range than the VF 8 “City Edition,” and we began delivering VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. The VF 8 Eco trim (87.7 kWh battery) has a longer driving range (targeted WLTP range of 293 miles; certified EPA range of 264 miles) than the VF 8 Eco trim “City Edition” (WLTP range of 261 miles; certified EPA range of 207 miles), and the VF 8 Plus trim (87.7 kWh battery) has a longer driving range (targeted WLTP range of 278 miles; certified EPA range of 243 miles) than the VF 8 Plus trim “City Edition” (WLTP range of 249 miles; certified EPA range of 191 miles). The VF 8 Eco trim and Plus trim with 87.7 kWh battery utilize higher capacity battery components that offer a longer driving range, and the Plus trim of our vehicles in general offer higher horsepower than the Eco trim version which might, amongst other things, result in a lower driving range for the Plus trim as compared to the Eco trim.

We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. We believe that these advancements by VinES can assist in reducing the battery supply chain uncertainty of third party providers and potentially enhance our overall value proposition to our drivers. We believe that our acquisition of VinES will allow us to achieve greater integration in our production value chain and take control of our battery technology. In March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply. VinES has completed the construction of and has begun operating their battery pack assembly facility in Ha Tinh, Vietnam which expands its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. We will also benefit from investments made by Vingroup and our other affiliates. For example, one of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles.

VinES packs batteries, modules and other related power electronics to meet our requirements and provide optimal performance. The battery systems provide a high level of energy, allowing VinFast vehicles to achieve competitive performance ranges while optimizing for production and cost. For example, the usage of battery systems reduces the costs to run our vehicles’ heating and air-conditioning systems when compared to equivalent ICE models. The batteries utilize the high energy density and performance of Samsung 21700 NCA cells and side-cooling channels to maximize cell usage performance and safety. The cells are first packaged into the modules and then into the battery packs by VinES, which undergo extensive testing to achieve our standard level of reliability and endurance.

The battery design leverages the common architecture among vehicles and will initially consist of lithium-ion nickel cobalt aluminum chemistry. In the future, the batteries may include other advanced or more cost-effective battery chemistries to address unique needs and requirements of different markets. Our in-house developed battery management system (“BMS”) hardware and software monitors the status of the battery pack and manages its functionalities. The BMS has been designed with ruggedness in mind to facilitate operation across a range of operating conditions. Its adaptive algorithm monitors the health of the battery pack in real-time and optimizes its performance. The BMS comes with integrated support for future cybersecurity and intended cloud smart features, which can be easily customized to our EV models to provide exceptional safety, accuracy and performance optimization based on battery status, operating conditions and driver behavior. Our software and integration with our vehicle control unit (“VCU”) is designed to allow drivers to upgrade the batteries in their vehicles with higher-power batteries as they are developed in the future through a simple software update upon installation.

VinES has a battery testing and validation center which ensures product quality and guarantees its products are tested and meet international quality standards. VinES intends to further develop its technologies to provide better performance, including proprietary cell design, advanced module-less pack architecture and advanced smart functions that extend the features of the connected car. VinES also intends to adapt its engineering to latest-available battery innovations as soon as economically practical for the VinFast product range. We believe that the investments that VinES has made into the cell and pack manufacturing capabilities has positioned VinES to be able to support our growth plans.

In March 2023, VinES and Li-Cycle entered into an agreement for recycling VinES’ Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinES’ lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinES that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain.

In addition, in October 2022, we entered into an MOU with CATL to collaborate in the development and production of CIIC skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space.

VinFast Companion App and the VinFast Driver Network

Accessibility is key to enabling our technology ecosystem. Enabling interaction anytime and anywhere with our vehicles is top of mind from our design approach. Our mobile companion app integrates our customers into the VinFast ecosystem from day one of the vehicle life cycle. The app also act as a portal to VinFast’s ecosystem in which drivers can connect with VinFast for service, vehicle information and exclusive offers.

We have developed a companion app version for each of our target markets. In Vietnam, we formally launched the companion app in December 2021. In the U.S., we published our companion app in the Apple and Google app stores in December 2022. In Canada, we launched our companion app in the Apple and Google app store in June 2023. In Europe, the companion app is in the final development stage prior to submission to the two leading app stores in those markets for approval to publish.

The companion app is designed and targeted to provide end-to-end digital features, defined by six key feature categories, including vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates).

We plan to monitor companion app performance and release periodic updates to improve app quality and performance, implement bug fixes and provide feature content updates.

End to End Digital Features Summary

• Remote lock/unlock • Remote climate control • Remote-vehicle control	• Monitor charging progress • Manage and pay charging invoices	• Navigate to Charging Stations, Showrooms, POI • Smart routing based on charging levels	• Book an Instore Service or Mobile Service in real-time • Track your service • View and pay invoices • Get Roadside assist • Track Rescue vehicle • Set Firmware over the Air updates (FOTA)	• Valet Mode • Control Geo fencing • Intrusion Alert Find my Vehicle • Smart phone mirroring • Purchase and manage smart feature upgrades	• Manage vehicle details • Manage saved driver profiles • View service, payment, charging history • Owner’s manual

Integrated Service Offering

Our approach to our integrated services offering is to create a customer-centric system that ensures the best care and responsiveness for our customers. This is incorporated through our companion app, which handles our end-to-end digital features of the ownership experience. We aim to provide a full-service ownership experience based on four key pillars:

Services: worry-free experience	Warranty: commitment to quality

VinFast Service model providing on-demand and personalized service:

•   Remote care via OTA diagnostics and assistance

•   Mobile services delivered by our technicians and EVs

•   VinFast directly-operated Service centers and widely authorized service network

Unique offering demonstrating confidence in quality:

•   Up to 10-year / 125,000-mile warranty

•   10-year roadside assistance accessible 24/7

•   12-year corrosion warranty

•   Mobility solution guaranteed

•   Complete coverage and transferrable to new owner

•   10-year / unlimited mileage high-voltage battery warranty

•   3-year 12-voltage battery warranty

Power: stressless journey	VinFast Community: stay connected

VinFast Power Solutions proves an integrated suite of charging solutions to remove anxiety on autonomy and charging

•   At-home smart charging solution for regular use

•   Access to Electrify America, Bosch, EVgo and other local charging networks through VinFast e-mobility platform

•   Trip planner with charging suggestions along the way

Customized experience to drive loyalty and lifetime value:

•   VinFast community with multiple ways to interact

•   Smart services in one touch with companion app or in-vehicle capabilities

•   Cloud based ecosystem to ensure seamless end-to-end journey

•   Contact center with VinFast advisors for all driver needs

We have tailored our offering to what we expect customers are looking for in a vehicle ownership experience. In a random survey we commissioned in 2022, of customers who reserved either the VF 8 or VF 9, we found that customers chose us primarily due to our attractive design, inclusive price, outstanding technology and after-sales policy. The most important VinFast offering to customers was the charging solution, addressed by our VinFast Power Solutions program. Our warranty of up to 10-year / 125,000-mile has also proven to be a differentiator, as it was our highest rated after-sales policy.

To reflect our confidence in our product, we offer a unique warranty of up to 10-year / 125,000-mile, including, among other things, basic powertrain coverage and high-voltage battery. In addition, in Europe, we plan to offer a warranty for 10-years / unlimited mileage during the first two years. This is a comprehensive warranty which is transferrable to the next owner, and which we expect will support the higher residual value for our vehicles. Our uniquely long and extensive warranty is intended to not only protect our customers but signal our confidence in the quality of our vehicles.

We want maintenance to be as seamless as possible for our customers. We plan to build out a network of our directly-operated and authorized service centers in each of our key markets where on-site technicians perform warranty, repair, and maintenance routine services. We expect remote care through OTA diagnostics and assistance will minimize interventions on the vehicle while providing fully personalized support. Our mobile service is supported by our fleet of vans and our technicians are expected to carry out most interventions directly at our owners’ locations or provide road-side assistance for certain possible repairs. We believe our customers will also benefit from the technical capacities of our directly operated centers and authorized service network in the near future. We also have partners in each of our active markets to provide roadside towing services to our customers in case of incidents covered by a warranty.

In addition to product quality, we focus on providing a best-in-class after-sales policy that benefits our customers. To affirm our dedication to our brand value, in April 2023, we launched a residual value guarantee program in Vietnam where, subject to terms and conditions of the program, we may repurchase EVs (including EVs sold in the past) from our customers after five years of their use. Customers are required to send VinFast a request for the repurchase of the car within no more than 90 days from the expiry date of such five year limit.

Purchases under the program would be made at prices that are predetermined based on the residual value of the EV, directly by us or though arrangements with third parties. The residual value would be a percentage of the original price based on the vehicle model (subject to adjustment of certain promotional programs) and the years of usage. Alternatively, under this program, we may also compensate for the difference if the customer decides to sell their VinFast vehicle to other third parties at a lower price. As part of our continued effort to maintain an excellent after-sales policy for our customers, in June 2023, we announced an additional goodwill after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The policy is available to VinFast customers in all markets from June 15, 2023 until further notice, and the level of support varies across markets and based on the type of issue. In the US, this ranges from $100 to $300 per incident plus additional daily amounts for certain types of servicing. As of June 30, 2023, less than $15,000 has been paid in aggregate under the after-sales policy.

We understand our customers’ concerns over range anxiety and the availability of charging solutions. To ensure a stress-free journey for our vehicle owners, we expect that VinFast Power Solutions will provide a comprehensive suite of charging solutions easily accessible through the infotainment system and companion app. We have entered into arrangements with strategic partners for the supply of home charging units. Early customers in North America are eligible for the “Charge-Up” program, which provides VinFast EV purchasers the option of receiving, at no additional cost, either a VinFast branded home charger and a credit to be used towards the cost of installing the charger, or access to Electric America’s network of EV charging stations for three years. We plan to provide all of our customers with a branded e-mobility platform accessible through our companion app and the vehicle’s in-car infotainment and navigation systems. In Vietnam, we have the distinct advantage of being an early mover in establishing an extensive charging infrastructure. Since October 2022, our charging network coverage encapsulates 63 cities and provinces in Vietnam and includes all five types of charging stations (DC 250kW, DC 150kW, DC 60kW, DC 30kW and AC 11kW) and three types of home and portable chargers (AC 7.4kW, AC 3.5kW and AC 2.2 kW). We had more than 1,600 charging stations and nearly 60,000 charging points for EVs and e-scooters across Vietnam as of June 30, 2023. We plan to have 3,000 charging stations and 150,000 charging points in Vietnam by the end of 2023 and have partnered with gasoline stations in Vietnam to increase access to our charging ports. As of June 30, 2023, we have approximately 157,000 charging points, which includes both VinFast-owned and our partnered charging network operator’s charging points, across Vietnam, the U.S. and Canada. In North America and Europe, our e-mobility platform will be integrated with widely available charging networks and leverage the use of emerging technologies, such as Plug & Charge (which is undergoing testing and development), to provide an easy charging experience. Our U.S. customers will have access to the Electrify America and EVgo networks of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network. We pay Electrify America an annual access fee based on our number of EVs sold or leased for the year. In addition, Electrify America provides its API data feed to support integration with our companion app and in-vehicle navigation to enable our customers to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. The agreement expires in March 2025 and may be extended by mutual agreement.

We want the VinFast ownership experience to be connected; connections between us, our vehicle owners and the VinFast community. This owner’s community will be accessible for interaction through our companion app, in-vehicle features and through our in-person showrooms and centers. All of our smart services will be accessible within one-touch and will provide a seamless end-to-end journey through our cloud-based ecosystem. Our contact center and VinFast advisors will be there to meet the demands of our owner’s community. The graphic below exhibits our end-to-end service platform accessible on our companion app:

The VinFast Go-To-Market Strategy

Putting our customers at the center of everything we do, we plan to employ a multi-channel model in our global rollout. We aim to deliver a best-in-class digital customer journey and seamless experience across our digital platforms along with strategically located brick-and-mortar showrooms in our key target markets outside of Vietnam.

Our approach is to integrate a digital, online opportunity to experience and customize the vehicles and then to support that interaction with the option to interact directly with the vehicles in brick-and-mortar showrooms, as well as through test drives and other customer touch-points. Our vehicles are easy to find, incorporating search engine optimization to our targeted audience. We offer 360 degree car configurations to customize vehicles online and in-store and compare models through our “build and price” feature. Customers will create online profiles to enable preferences and a personalized sales approach.

The entire seamless and personalized O2O process will continue to expand into the delivery, after-sales policy and maintenance of the VinFast ownership experience. The unique VinFast ID for each customer will connect and synchronize their engagement data with the brand on all the channels: website, companion app, physical showrooms and service points.

Our in-person experience is and will be encapsulated by our offline distribution network, including strategically located showrooms. We utilize three different showroom variations, depending on the location and size of our space. We think it is important for our drivers to have a tangible location to not only purchase our vehicles, but also gather and interact in the context of our overall VinFast ecosystem.

Each of our showroom models outside of Vietnam serve, and in future markets will serve, different purposes for our ecosystem:

3S Showroom • A One-Stop-Shop for customers • Sales, Services, Spare parts	2S Showroom • Services, Spare parts

1S Showroom • Sales • Located in high traffic areas/shopping malls

We also plan to utilize third-party dealers in order to broaden our distribution model to reach a greater number of potential customers. We expect the majority of sales in our initial rollout would be through our multi-channel direct sales model. We envision indirect sales through dealers increasing in the years to come.

We utilize an experiential marketing strategy that places customers at the core of all marketing touch points and provides them with an authentic brand experience that creates a trusting and emotional connection with us. Our experiential marketing initiatives include showcasing our vehicles at major industry events (e.g., auto shows and technology conferences), hosted events (e.g., factory visits, showcase tours in major cities and VinFast showroom openings), through digital experience platforms (e.g., website car configuration) and through social media. We reward customer loyalty through promotional campaigns for pioneers. We create trust in our brand through brand evangelists, such as media influencers, key opinion leaders and existing customers who have enjoyed their journey with VinFast.

Our reservation program for our VF e34, VF 5, VF 8, and VF 9 in Vietnam and VF 8 and VF 9 in international markets requires customers to place a small reservation fee with their reservation. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select, following which the reservation is converted into a firm order.

As of September 30, 2023, we have showrooms in Vietnam under our hybrid sales model, where we use both a D2C approach with our own showrooms as well as through dealers.

Strategic Partnerships

As part of our business strategy, we identify and enter into strategic partnerships with top-tier business partners that possess expertise in areas that complement our business. To ensure that our resources are optimally allocated, we choose partners that can offer greater benefits than if we were to invest in such capabilities ourselves.

We have entered into a consultancy service agreement with VinES, which we are in the process of acquiring, to leverage its expertise and specialization across the full spectrum of battery R&D, manufacturing, testing, performance, cost optimization and recycling. See “Related Party Transactions — Transactions with Vingroup Affiliates — Agreements with VinES Relating to the Battery Business.” We have partnered with top-tier global companies, including Magna, Tata Technologies and Pininfarina to accelerate the integration of best practices into our processes. We entered into a consultancy services agreement with Magna dated December 30, 2017, pursuant to which Magna agreed to support us in the conceptual and technical development of our ICE vehicles between January 1, 2018, to December 31, 2019 for a fixed service fee. On July 26, 2019, we amended the consultancy services agreement with Magna to provide additional engineering services relating to the implementation of a V8 engine and vehicle elongation for our LUX SA model for an additional fixed fee. On August 26, 2021, we entered into an engineering services agreement with Magna Steyr Automotive Technology (Shanghai) Ltd. for engineering development services relating to our EVs in exchange for a fixed fee. The agreement was amended on September 24, 2021, to expand the scope of work to cover lightweight competitive level evaluation, weight tracking in the design phase and support weight homologation for an additional fee. On December 12, 2022, we entered into an addendum pursuant to which the term of the engineering services agreement has been extended to March 31, 2023. In addition, we entered into an agreement with Pininfarina dated April 12, 2022, for Pininfarina to review and advise us on the standards and design of our showrooms and stores. The agreement does not have a fixed termination date but may be terminated by either party upon written notice. Pininfarina is also our primary design partner to ensure each of our vehicles offers a distinctive style.

Shared Commitment to Our Environment, Society and Governance

Our ESG Strategy

Our commitment to ESG initiatives is institutionalized through a thoughtful and forward-looking ESG strategy. We seek to adopt industry leading practices to reduce our carbon footprint and target best-in-class environmental standards. As we believe that our business can be a key part of the charge to a brighter, greener and safer future, we leverage ESG policies as key catalysts for achieving our vision. Our environmental and social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency.

Additionally, we recognize the importance of measuring and monitoring the resources that are consumed through the lifecycle of our products. As part of our commitment to transparency we will begin reporting our sustainability information under the automotive framework of the Value Reporting Foundation (formerly the Sustainability Accounting Standards Board) and will carefully consider the changing regulatory frameworks and best practices on ESG reporting requirements, including any reporting requirements regarding climate-related matters and consideration of the provision of climate-related risks and opportunities consistent with the Task Force on Climate-related Financial Disclosures. VinFast is committed to contributing to the climate solution and seeks to be a leader in green business practices.

We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. In June 2023, we received gold medals in the categories of “Best ESG in Vietnam” and “Best Diversity, Equity and Inclusion in Vietnam” at the 2023 FinanceAsia Awards.

Environmental

We believe that an environmentally sustainable business model creates long-term value for our shareholders as well as all our stakeholders, suppliers, policymakers and our customers. Environmental sustainability is helping inform our decision making and is helping drive our transition from being a manufacturer of ICE vehicles to a pure play electric mobility company focusing on EVs. This transition allows us to be hyper-focused on endeavoring to deliver next generation transportation that can have a positive impact on the environment and the societies we interact with.

We place great emphasis on energy conservation and carbon reduction policies in our production process as a means to play our part in the global effort towards mitigating the impacts of climate change. In 2021, we reduced our Scope 1 and 2 greenhouse gas (“GHG”) emissions by 29% when compared to 2019. In addition, various measures have been taken in the VinFast factory—such as using entirely LED lighting and installing timers for outdoor and landscape lighting—to help reduce energy consumption. The factory also takes advantage of thermal inertia to adjust the switch-on / switch-off time of paint cure ovens and liquid-based cooling systems at the end of each work shift. In our ongoing operations, we aim to raise staff awareness on environmental protection measures, address climate change, and manage waste treatment systems at our facilities. These steps help support our efforts to reduce our carbon footprint and to target best in class environmental standards that seek to minimize energy use and moderate water consumption.

We are cognizant of emissions throughout the lifecycle of our product and have various initiatives to help us monitor them. One of the ways is through our relationship with VinES, which we are in the process of acquiring. VinES is not only the supplier of batteries in our vehicles, but also a sustainable energy solution provider. We seek to promote the ethical handling of batteries at the end of their useful life, and VinES plan to assist with the recycling or repurpose of EV batteries.

We target leading industry practices in our manufacturing process, by looking to limit the impact of waste and placing strict controls on waste treatment processes and systems. For instance, we have installed exhaust filters and heat circulation systems to control the release of pollutants from our operations. Additionally, we have put in place a centralized wastewater treatment system at our automotive paint shop, coupled with a non-water and non-chemicals-based paint separation system, in an effort to minimize effluent discharge into the environment. We are committed to each of our projects complying with International Finance Corporation Performance Standards for environmental and social sustainability and continue to promote the effective use of our limited natural resources.

VinFast remains committed to supporting environmental stewardship in Vietnam through research into new technologies that can further our offering of Vietnamese-branded electric cars, scooters and buses in the future. As we scale our business further, we believe we are well-positioned to leverage the environmental policies in place to build a sustainable business that contributes to the transition of the world to a low-carbon future.

Social

Commitment to Society

Our slogan “Boundless Together” affirms our desire to partner with communities in driving the EV revolution. A core pillar of our mission and vision is improving the communities in which we operate. From the planning phase of our development, we sought to align our efforts with international best practice social performance standards. We have also adopted lessons learned from Vingroup’s experience of corporate social responsibility efforts to drive positive social impact. VinFast supports local communities by providing medical support to local health authorities, prioritizing local residents in recruiting and supporting the conservation of local cultural sites. Our social management system sets the foundation for our ambition to further our social and charitable efforts.

Commitment to Data Privacy

Given the amount of personal data and information integrated into our VinFast Infotainment and Connected Driver systems, we place a considerable level of focus on cybersecurity in order to seek to securely protect our drivers’ personal data. All data is being stored in our cloud-based secure warehouse, and all payment information will be facilitated through customized blockchain-powered payments without relying on traditional credit-card payment details.

Product Safety

As our name suggests (“Vietnam – Style – Safety – Creativity – Pioneer” in Vietnamese), safety for drivers and pedestrians is of utmost importance to VinFast. We have implemented facial recognition features that enable our system to learn the driver’s behavior and detect driver drowsiness, as well as automatic emergency call functions. Our VF 8 and VF 9 models have been designed to meet 5-star NHTSA and EURO N-CAP safety ratings, leveraging our technology and the partnerships we have developed. In 2020, our unwavering commitment to the highest class of safety ratings was applauded by industry experts who presented us with the “Excellent Award for New Manufacturer Safety Commitment.” By embracing innovation and accelerating the advancement of technology, we are committed to pushing the boundaries of the customer experience while helping to inspire a safer tomorrow.

Commitment to our Employees

“Boundless Together” is a mindset, attitude and way of living. Respect for our employees is a key pillar of this mindset and stems from Vingroup’s historical track record of outstanding human resource policies. In 2020, Vingroup was honored by the Prime Minister of Vietnam as one of Vietnam’s Outstanding Enterprises for Employees.

Commitment to Diversity, Equity and Inclusion

Our vision of a cleaner, smarter and more accessible future underpins our commitment to diversity, equity and inclusion. VinFast promotes fairness, transparency and teamwork to create a workplace with boundless possibilities. We manage and promote employees on the basis of their performance, providing equal opportunity for every individual. VinFast is committed to providing an inclusive work environment where all individuals can succeed and grow. We do not tolerate harassment or discrimination on the basis of race, color, religion, religious creed, sex, national origin, ancestry, age, physical or mental disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender identity or expression, sexual orientation, or any other characteristic protected by local law, regulation or ordinance. VinFast takes gender parity seriously and women comprised 50% of the VinFast board of directors. In addition to competitive compensation and benefits, we offer online and offline courses in leadership management and workforce training to our employees, with over 1,100 and over 780 courses provided in 2022 and the first half of 2023, respectively. We delivered approximately 390,000 hours of professional training to our employees in 2022 and over 150,000 hours, including over 25,000 hours for our managers, in the first half of 2023.

Commitment to Employee Safety

Our desire to break through existing boundaries inspires us to adopt a comprehensive approach to safety training. In addition to adhering to Vietnamese laws and applicable regulatory standards within the countries we operate, we provide robust pre-employment training, undertake regular risk assessments, perform regular workplace safety monitoring, audit (internal and external) and training. Our health and safety policy is ISO 45001 compliant. Our philosophy on employee safety measures is rooted in taking a proactive approach to identifying potential hazards and developing corrective and preventative measures.

Supply Chain

Our mission to ‘create a more sustainable future for all’, influences our supply chain decisions. How we make things and who we partner with carries as much importance as the end product itself. We work hard to keep our relationships with our suppliers robust, respectful, and resilient so that our supply chain can make a real difference in the drive toward innovation and lighter impact on the environment. This requires collaboration, trust, deep understanding, transparency, and a focus on the well-being of people who help make our products. Each supplier selected by VinFast must meet a number of criteria, including legal compliance, quality standards, capacity, labor relations, social impact and environmental protection.

We have a Supplier Code of Conduct which provides a framework for suppliers in regards to their responsible business conduct and set out steps to help mitigate any adverse effects on human rights, labor rights, environmental protection and anti-corruption practices. As of June 30, 2023, 76% of our suppliers have adopted international standards as part of their environmental management systems. VinFast, as part of its ongoing approach to ESG matters, will continue to consider emerging and relevant issues for incorporation into its Supplier Code of Conduct and that are particularly relevant to our relationships with its suppliers.

Governance

We believe that setting a high bar for corporate governance is an important way for a newly US-listed Singaporean company to create long term stakeholder value for our founders, shareholders, employees and community. The governance structure established by VinFast is based on the principles of transparency and accountability and provides for continuous improvement. Our board will consist of six directors, including two who qualify as independent within the requirements of Rule 10A-3 under the Exchange Act.

Committees of the board include the audit, compensation and nominating and corporate governance committee. Each member of the audit committee has been determined to be “independent” per Rule 10A-3(b)1 under the Exchange Act and meet the requirements for financial literacy under the applicable rules and regulations of the SEC. Our committees will have established charters which clearly outline responsibilities and roles.

The governance model guides the managerial system to allow for the management plan to continue to serve the interests of our company and its shareholders, as well as to balance the interests of other stakeholders. our corporate governance drives our company’s strong growth, high efficiency, and sustainable development while maintaining our company’s core values of fairness, efficiency, accountability and transparency. These values are aligned with our mission and inspired by the success of our parent, Vingroup.

We plan for ESG issues to be represented at the highest level of decision making and to be reported to be a standing item at every board meeting as we are committed to minimizing the environmental impacts of our operations and enhancing the efficiency of our operations and upholding strong governance and ethical standards in conducting our activities and throughout our value chain. The audit committee of the board of directors will oversee ESG matters pursuant to its charter. Our CEO is responsible for monitoring, managing and setting targets related to environmental and social initiatives. Corporate governance is overseen by the Board of Directors. Our director qualification standards and selection criteria reflect the importance of building a highly-experienced, diverse and globally-sourced team. Half of our directors identify as women, reflecting our focus on gender-diversity and equality.

We have prioritized protecting the ability of our founders to continue driving toward that vision by retaining majority shares to allow for a thoughtful calibration of long-term objectives with short-term demands. Our board consists of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of Nasdaq.

We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees. As a part of our business code of conduct, we have a separate policy which governs prevention of money-laundering, bribery and corruption, internal transaction controls and sanctions of laws of other countries to be compiled with, to avoid impact on VinFast operations. The policy applies to all employees, including trainees and may apply to suppliers and related persons.

Further details about our governance policies and procedures can be found in “Management — Committees of the Board of Directors.”

Our People

We strive to cultivate a culture of diversity, equality and inclusion within our company. We have tapped into Vietnam’s diverse population, comprising a number of ethnic groups, and seek to build a team made up of individuals from diverse backgrounds. We believe a diverse workforce contributes to increased creativity, better problem-solving skills and improved decision-making. We believe in treating all individuals fairly and equitably and ensuring everyone has access to the same opportunities, resources and benefits. In furtherance of this, we conduct pay equity analysis to ensure employees are paid fairly and equitably for their work and have implemented anti-discrimination and anti-harassment policies and procedures. To foster a culture of inclusion, which we believe promotes employee engagement, productivity and retention, we have implemented a mentorship program that pairs employees from underrepresented groups with senior leaders within the organization and provide training and development opportunities to our employees to enable them to advance in their careers within the organization.

Our global leadership team, led by our Managing Director and Global CEO, Ms. Le Thi Thu Thuy, is responsible for the strategic direction of our company across our target markets. Our country-level leadership teams, led by our country-level chief executive officers, are responsible for implementing our global strategy in their respective markets as well as developing in-market initiatives to address specific market conditions and customer requirements that are unique to their markets.

In February 2023, we consolidated our U.S. and Canada operations and management into a single unit, VinFast North America, which is headquartered in Los Angeles, California. This consolidation is intended to optimize our operations and achieve greater efficiency and cost management, leading to improved operational and financial performance.

As of June 30, 2023, we had 13,700 employees. The following table sets forth a breakdown of our employees categorized by function as of June 30, 2023:

Function	Number of Employees	Percentage
Research and Development	931	6.8%
Sales and Marketing	1,622	11.8%
Manufacturing	9,310	68.0%
General and Administration	743	5.4%
Operations	1,094	8.0%

Total	13,700	100.0%

As of June 30, 2023, approximately 96% of our employees were based in Vietnam, and 4% of our employees were based in our international offices.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive compensation packages and a positive, dynamic and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. In Vietnam, we have entered into collective bargaining agreements on terms that we believe are typical in our market.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Facilities

We manufacture our vehicles at our manufacturing facility in Hai Phong, Vietnam, which we have leased from our affiliate, VHIZ JSC, since February 2022 when we transferred the facility to VHIZ JSC. For more information, see “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfer to VHIZ JSC.” The manufacturing facility is located on a 348 hectare land area, the majority of which will be leased by VHIZ JSC from the Department of Natural Resources and Environment of Hai Phong City (as authorized by the People’s Committee of Hai Phong City) as a result of the project transfer to VHIZ JSC. The Hai Phong manufacturing facility has a production site spanning over nine million square feet. As of June 30, 2023, the utilization rate of our Hai Phong manufacturing facility was approximately 12%.

Our manufacturing facility in Hai Phong houses an integrated, on-site production line which includes, metal assembly, plastic molding, interior component production, and electronic device manufacturing. These shops contribute the majority of the final parts to our vehicles and supply much of the structures, housings, and components for our batteries and e-motors. Through the use of more than 500 specialized tools and systems across metal sub-assembly and press lines, our metal assembly shop can supply metal parts to approximately 130,000 vehicles per year. Our injection plastic shop supplies 90% of the plastic components installed in our EVs, which increases our localization rates and reduces our costs and waste from unnecessary packaging and transportation. Our interior shop uses an integrated robotic system to manufacture seats, instrument panels, door trims and consoles for more than 90,000 vehicles per year. We plan to expand our interior shop’s capacity by more than four times the current capacity. Finally, our electronic device shop can produce electronic EV components for approximately 250,000 vehicles per year. We believe this vertically-integrated manufacturing set-up provides us with multiple cost-saving levers due to increased control over sourcing, redesign flexibility, improved production planning and quality control.

We intend to expand our Hai Phong facility and open additional factories globally through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina. The facility is expected to be built across a site that covers an area of approximately 733 hectares. Consummation of the definitive agreements relating to the project is subject to due diligence and government approval. In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. Commissioning is targeted for 2025. The initial capacity of phase 1 is expected to be 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. Vehicles expected to be produced at the site include, but are not limited to, the VF 8 and VF 9. As of June 30, 2023, our capital expenditures for the development of this manufacturing center were approximately $132.0 million (including capitalized interest). We expect our investments for the next three years to be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in expansion of this manufacturing center.

Intellectual Property

We protect, use and defend our IP in support of our business objectives to increase our return on investment, enhance our competitive position and create shareholder value. We rely on a combination of owned, jointly owned and licensed patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property rights related to our current and future business and operations.

Pursuant to the intercompany intellectual property license agreement with Vingroup, Vingroup has granted us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise various trademarks that we use in our business. Such trademarks include our trade name, our logo, our EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz. See “Related Party Transactions—Transactions with Vingroup Affiliates—IT, IP Licensing and R&D Agreements.” Vingroup has registered our tradename, logo and V line design worldwide, while our EV and e-scooter names have been registered in our target markets. The validity period of each trademark registration varies based on the regulations of the country in which it is registered and generally ranges from 10 to 20 years. Such trademark registrations are renewable on an ongoing basis during the relevant validity period.

We and Vingroup have submitted and registered our industrial designs for various car models in our key markets, including the U.S., Europe and Southeast Asia. Our VF 5, VF 6, VF 7 and VF 8 industrial design are submitted and registered under us, whereas our VF 9 industrial design is submitted and registered under Vingroup. The validity period of each registration certificate varies based on the regulations of the country in which it is registered but is typically five years and may be renewed for additional five-year periods, up to a maximum of 15 to 25 years.

We partner with third-party technology partners by entering into various service and development agreements to develop advanced technologies that complement our own technology R&D activities (“Developed Technology”). Pursuant to such agreements, we may acquire sole or joint ownership over the resulting patents or other intellectual property rights. The Developed Technology includes:

1.

software, hardware and intellectual property rights developed pursuant to a purchase order dated October 5, 2021, relating to the development of the ADAS system for use in vehicle projects for Eco and Plus variants of our vehicle models, which we acquired all necessary, perpetual and complete licenses for global use of any of the provider’s intellectual property incorporated into the services or deliverables solely for the purpose of obtaining the benefit of such services or deliverables;

2.

inventions, intellectual property, copy rights and source codes developed pursuant to an engineering service contract dated August 26, 2021 (as amended) relating to engineering development services for our EVs, which we acquired sole ownership of such technology. In addition, we received a license to use the intellectual property incorporated in the technology;

3.

know-how, inventions and patents (excluding software) developed (“Foreground IP”) pursuant to service contracts dated December 9, 2020 (as amended), and July 16, 2021, relating to the development of the EDS system for use in our EV platform in the U.S. Market in A-, B- and C-segment EVs, which we have received an exclusive intellectual property right for the Foreground IP. We have also received a non-exclusive, royalty-free right to use any software generated through the Foreground IP. In addition, we also received a non-exclusive, royalty free right to use the intellectual property incorporated in the technology;

4.	inventions and intellectual property developed pursuant to development agreements dated January 26, 2021 (as amended) and April 22, 2021 (as amended) relating to a vehicle engineering design and development and an after-sales engineering design, to which we received exclusive rights. In addition, we received a non-exclusive right to use, and title over, the intellectual property incorporated in the technology;

5.

software developed pursuant to purchase orders dated January 27, 2022, March 25, 2022 and April 15, 2022, relating to the development of a cybersecurity EDS controller, infotainment-related engineering consultancy services and offshore engineering activities, for which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use the intellectual property incorporated in such technology;

6.

software developed pursuant to an automotive master license and services agreement dated June 29, 2021 (as amended) relating to the development of infotainment features and the integration of such features with cloud bundles and apps for the eCockpit Android platform, for which we received a non- exclusive, non-transferrable, worldwide and irrevocable right to use. The license is effective from the date of the agreement until June 30, 2027 and shall automatically renew for additional one-year terms unless either party terminates the agreement;

7.

works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated November 23, 2021, relating to the design and development of our VF 5 model, which we acquired sole ownership of. In addition, we received the title and interest over the intellectual property incorporated in such technology;

8.

works, copyright and intellectual property developed pursuant to a master service agreement dated October 12, 2021, relating to the engineering development support of the electrical & electronic delivery and the full vehicle turnkey engineering for our EVs, which we acquired sole ownership. In addition, we received a license to use the intellectual property incorporated in such technology; and

9.

intellectual property developed pursuant to purchase orders dated October 6, 2021, October 7, 2021 and March 17, 2022, relating to the electrical and electronics testing and validation of our EV and ADAS L3 development support, which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use our technology partner’s background or proprietary intellectual property incorporated in such technology.

We have also entered into a number of technology transfer transactions and license agreements with various experienced business partners for the acquisition of various technologies, licenses, intellectual properties and know-hows (“Licensed Technology”) to design, develop, manufacture, sell, distribute and service our vehicles (including EVs). The Licensed Technology include:

1.

technology, know-how and intellectual property rights relating to the production of a certain type of e-motor for use in EVs, for which we acquired an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a product development and technology transfer agreement dated May 18, 2020, as amended;

2.

technology, know-how, trade secrets and intellectual property rights relating to the production of an in-hub brushless DC electric motor for use in electric motorcycles, for which we have received an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a technology transfer agreement effective July 2, 2020;

3.

software, design files, technical documentation and associated intellectual property rights relating to a certain electric and electronic architecture for use in automobiles, and the production of a “3-in-1 product” comprising an energy management unit with a combined on-board charger, DC-DC converter and high voltage power distribution unit (excluding the cold block), for which we have received a non-exclusive, irrevocable, non-sub-licensable and non-transferable license to use such technology and manufacture the 3-in-1 product, pursuant to a technology license agreement effective March 3, 2022. The license is valid for a period of 10 years from the date of the agreement; and

4.

intellectual property rights relating to E/E architecture parts and systems, for which we acquired irrevocable, non-exclusive, world-wide, perpetual, non-transferable and non-assignable license to use pursuant to a license agreement dated April 6, 2022.

In addition, we have access to certain technical assistance related to the Licensed Technology, such as direct access to the licensor’s component and spare parts suppliers. These arrangements aid in accelerating the development and commercialization of our technology.

Insurance

We have limited liability insurance coverage for our products and business operations. We maintain commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies as well as a plan to cover all mandatory insurance policies, Pursuant to Vietnam regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in Vietnam. We also purchase additional commercial health insurance to increase the insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

Certain of our operations, properties and products are subject to stringent and comprehensive national, federal, state, and local laws and regulations governing matters including the release or discharge of materials into the environment, including air emissions and wastewater discharges, environmental protection, occupational health and safety and data privacy. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

Canada

Licensing and Permitting

At this stage, in Canada, we are focusing on British Columbia (“BC”), Ontario (“ON”), and Quebec (“QC”). In order to sell vehicles directly to consumers, as well as dealers, in BC and ON, a manufacturer must register as a motor vehicle dealer in each such province. If the manufacturer’s activities will be limited to selling vehicles to other licensed dealers in BC and ON, it may register as a wholesaler in BC and ON. The registration requirements and process for a wholesaler in BC and ON are the same as for a retail dealer, except that retail premises are not required in the case of a wholesaler registration.

In BC, applications to register as a motor vehicle dealer must also be accompanied by an application for a salesperson license for each of the premises that it operates, as the sale of a motor vehicle to a consumer must be completed through a licensed salesperson. In ON, individuals employed by a motor vehicle dealer to trade or sell motor vehicles must also be registered as a sales person. In both BC and ON, motor vehicle dealers must maintain a business premise to display motor vehicles and a motor vehicle repair facility, or, in the case of BC, evidence a service contract providing access to motor vehicle repair facilities which are satisfactory to the registrar. In addition, the Ontario Motor Vehicle Industry Council requires all dealers in ON to provide a valid municipal permit allowing the sale/display of vehicles, a premises lease that permits the sale/inventory of vehicles and provides unrestricted access to the premises by the dealer and evidence of compliance with the Compulsory Automobile Insurance Act.

Meanwhile, in order to sell vehicles directly to consumers or commercial customers in QC, a manufacturer must register as a road vehicle dealer in QC. Such registration will also permit the manufacturer to sell vehicles to other licensed dealers as well. Road vehicle dealers are required to have an establishment in QC. Moreover, to have a road vehicle dealer permit, the motor vehicle dealer is required to have a municipal certificate for each location and make a payment of a surety bond for each location as well.

Data privacy

The collection, disclosure, use and retention of personal information by companies is regulated in Canada. Companies must ensure they remain transparent, respect individuals’ rights regarding their personal information, obtain appropriate consents and put in place security safeguards before processing personal information of Canadians. A company must designate certain individual(s) that are tasked with ensuring compliance with applicable Canadian privacy laws. Specific requirements may apply depending on the sensitivity of the personal information processed. For instance, in Quebec, biometric databases must be disclosed to the supervisory authority and the use of biometric data is subject to specific requirements. The federal Personal Information Protection and Electronic Documents Act regulates the processing of personal information in the private sector. In addition, each province can also adopt their own laws as is the case for Quebec, British Columbia and Alberta.

Quebec has recently adopted Bill-64, an amendment of the Act Respecting the Protection of Personal Information in the Private Sector. The first set of amendments from Bill 64 took effect in September 2022, and the remaining two phases will come into force in September 2023 and 2024. Since September 2022, companies are required to (1) delegate a person in charge of the protection of personal information in the organization and publish their contact information on the organization’s website; and (2) set up a process for mandatory reporting of “Confidential Incidents” whereby the Commission d’accès à l’information du Quebec and individuals affected by incidents involving personal information that present a risk of serious injury will be addressed and notified of such incidents. In September 2023, most of the changes under Bill-64 will come into force. Organizations doing business in Quebec will notably need to put in place a privacy compliance program to address the requirements of this act. Notably, transparency obligations related to the processing of personal information will be strengthened, the transfer of personal information outside the province of Quebec will be subject to various conditions and every project involving the processing of personal information will be subject to privacy impact assessments. Breach of this act can result in penalties of up to the greater of CAD $25,000,000 CAD or 4% of the Company’s worldwide turnover for the preceding fiscal year. Administrators, directors and representatives of the Company can be held accountable for any offenses under this act and may be subject to penalties of up to CAD $100,000.

Under Canadian law, upon the occurrence of a breach of privacy that can create a risk of harm to individuals, companies must disclose details of such incident to the impacted individuals and the applicable supervisory authority, the Privacy Commissioner of Canada, the Privacy Commissioner of Alberta or the Commission d’accès à l’information du Quebec.

Distribution and Retail

Manufacturers and their distributors are exempt from the foregoing license and permit requirements.

The sale of automobiles is subject to consumer protections that vary by province. Each province has consumer protection legislation that details the disclosure that must be included in a sales agreement, as well as specific consumer protection legislation relating to auto-repair services that require that consumers be provided with written estimates, upfront pricing and details of repair and labor in the sales agreement. Sales agreements are binding and do not provide for a cooling-off period. However, dealers are required to provide the most accurate information available regarding the vehicle’s history and key features. Omission of certain information provides buyers with a period of 90 days in which to cancel the sales agreement.

Additional consumer protections apply when the purchase of the vehicle is financed. The Canadian Motor Vehicle Arbitration Plan is a free arbitration program from participating manufacturers that assist consumers in handling disputes about manufacturing defects. Vehicle dealers must inform the buyer if the purchased vehicle qualifies for this program.

Under the Canadian Competition Act, unilateral pricing decisions by a manufacturer can be investigated by the Competition Bureau as a civil matter if they rise to the level of being an abuse of dominant position by that manufacturer.

Charging Stations

In BC, the installation of EV charging stations is governed by local building, electrical and safety regulations. In addition to the BC Electrical Safety Regulation and the Occupation Health and Safety Regulations, each region may also have various applicable regulations, codes, and standards.

The BC Charger Rebate Program offers provincial rebates for the purchase and installation of EV chargers. In order to apply for the BC Charger Rebate Program, a company must obtain a charger installation approval form from the authority having jurisdiction over the property. After obtaining a permit and completing the installation, a certificate of inspection issued by the appropriate authority will be given, which can be submitted for the rebate.

In ON, the installation of an EV charging station requires the filing of a notification of work/permit with the Electrical Safety Authority. Installation must be carried out by a licensed electrical contractor in compliance with the ON Electrical Safety Code. Once complete, if installation meets the ON Electrical Safety Code and the equipment is certified for use in Canada by a nationally recognized certification agency, the ESA will issue a Certificate of Acceptance.

In QC, the installation of EV charging stations is subject to several laws and regulations which stipulate requirements for a professional engineer or master electrician, as well as installation codes and standards. Charging stations must be certified under the Québec Construction Code and comply with the Québec Construction Code, including displaying the required markings, among other requirements.

There are no provincial regulations around maintenance and repair requirements.

Environmental

Vehicular GHG in respect of light-duty vehicles are regulated under the federal Canadian Environmental Protection Act, 1999 (“CEPA”). In May 2018, the federal government introduced new regulations under the CEPA establishing more stringent greenhouse gas emission standards for heavy-duty vehicles and engines. Imported vehicles must be compliant with regulations aimed at air pollutants and greenhouse gas emissions. A manufacturer will need to provide evidence of its vehicles’ conformity with applicable emission standards (i.e., a certificate of conformity) and submit an import declaration confirming that all prescribed standards and requirements are met and that the importer will have a certificate of conformity for the regulated vehicle and/or engine. The import declaration can be submitted on a transactional basis or in bulk format for a specified duration.

In 2017, a federal government agency, Environment and Climate Change Canada (“ECCC”), released a regulatory framework outlining the proposed design of Canada’s Clean Fuel Standard (“Standard”), which is aimed at helping Canada meet its goal of lowering GHG to 30% below 2005 levels by 2030 as part of Canada’s participation in the Paris Agreement. The Standard includes reducing the carbon footprint of transportation fuels and requires increases in renewable fuel content or the purchase of credits that can be generated through the deployment of energy sources that offset fossil fuels, such as electric vehicles.

Incentives

Federal Incentives for Electric Vehicles

All Canadian purchasers (including individuals, businesses, duly registered not-for-profit organizations and provincial, territorial and municipal governments) qualify for a government subsidy on the purchase of new eligible vehicles. Eligible vehicles include battery-electric vehicles (“BEVs”), hydrogen fuel cell vehicles (“FCVs”) and plug-in hybrid electric vehicles (“PHEVs”). Eligible passenger cars must have a MSRP of less than CAD $55,000 for the base model and CAD $65,000 or less for higher priced versions. Station wagons, pickup trucks (light trucks), sport utility vehicles (SUVs), minivans, vans, and special purpose vehicles with an MSRP of less than CAD $60,000, as well as vehicles with an MSRP of up to CAD $70,000 are also eligible for purchase incentives. There is an incentive of CAD $5,000 off the purchase price of a new fully electric or longer range (greater than 50 kilometers) PHEV and CAD $2,500 off the purchase price of a new shorter range (less than 50 kilometers) PHEV. In order to receive the full amounts of the government incentives, the consumer must purchase the car outright or enter into a lease with a minimum duration of 48 months. The incentive will be prorated for lease duration of less than 48 months (e.g., for a 24-month lease, half of the incentive for that vehicle will be available). The purchase incentive will be applied at the point-of-sale, whether at the dealerships or online. To arrange for the reimbursement of incentive, the dealership must register with Transport Canada and submit the necessary forms to a dedicated online portal.

The program has been extended to March 2025 and is on a first-come, first-serve basis while funding lasts. Individuals are entitled to receive only one incentive per calendar year under this program. Businesses and provincial and municipal governments operating fleets may only receive up to 10 incentives per calendar year under this program.

Federal Tax Write-Off for Businesses

Businesses purchasing zero-emission light-, medium- and heavy-duty vehicles, including a PHEV with a battery capacity of at least 7 kWh or a fully electric vehicle, may qualify for a 100% tax write-off in the year of purchase. This applies to eligible vehicles purchased on or after March 19, 2019 and before January 1, 2024. Where the price of the vehicle exceeds CAD $55,000, the tax write-off will be capped to CAD $55,000 plus the federal and provincial sales tax that would have been paid if the vehicle was purchased for CAD $55,000. Vehicles in respect of which an incentive has been paid in connection with the purchase are not eligible for the tax write-off.

Incentives for Electric Vehicles in ON

In ON, PHEVs, BEVs and FCVs are eligible for green vehicle license plates, which provide access to all high occupancy vehicle lanes and free access to all high occupancy toll lanes on the highways, even if there is only one person in the vehicle.

Incentives for Electric Vehicles in BC

Clean Energy Vehicle for BC (“CEV for BC”)

BC provides a point-of-sale incentive program for new clean energy vehicles, including light duty BEVs, FCVs, PHEVs and extended range electric vehicles, to eligible purchasers, including individuals, businesses, non-profit organizations and public entities who are residents of British Columbia, based in British Columbia or have British Columbia-based affiliates. Under the program, BEVs, FCVs and PHEVs with a battery range of 85 kilometers or higher are eligible for an incentive of up to CAD $4,000, and PHEVs with a battery range of less than 85 kilometers are eligible for an incentive of up to CAD $2,000. A passenger car must have an MSRP of less than CAD $55,000 and larger vehicles (station wagons, mini-vans, SUVs, small and standard pickup trucks and passenger vans) must have an MSRP of less than CAD $70,000. Prospective purchasers must first apply to the government of British Columbia to determine if they meet an income means test requirement to determine the incentive amount they are entitled. Consumers can apply for the CEV incentive program through dealerships that sell or lease qualifying vehicles. The British Columbia Ministry of Energy and Mines maintains a list of approved vehicles. Manufacturers must submit an application to the Ministry to have their vehicle considered for program eligibility. The Ministry reserves the right to adjust the incentive amounts as necessary based on market performance. The program will run until funds are exhausted.

Exemption from Increase in Provincial Sales Tax Rates

In BC, vehicles with a value of CAD $55,000 or less are subject to a provincial sales tax (“PST”) of 7%, and vehicles that exceed CAD $55,000 are subject to a PST of 8% to 20%. As of February 28, 2022, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the increased PST for luxury vehicles and are taxed at the 7% rate. However, BEVs and FCVs that exceed CAD $75,000 are subject to a PST of between 8% to 20%.

Incentives for Electric Vehicles in QC

New Electric Vehicle Incentive

The Québec government provides individuals, businesses, organization and Québec municipalities a rebate of up to CAD $7,000 on the purchase or lease of a new and eligible BEV, PHEV or FCVs with an MSRP of less than CAD $65,000. The program will be maintained until at least March 31, 2027.

Charging Station Rebates

An owner or lessee of an electric vehicle is eligible to receive CAD $600 in financial assistance for the purchase of a new eligible Level 2 home charging station. Multi-unit residential buildings, businesses, municipalities and certain public bodies can also obtain financial assistance of up to CAD $5,000 to fund the acquisition, lease and installation costs of a new eligible Level 2 charging station.

Transport Green: Technology Acquisition Stream

The Technology Acquisition Stream of Transport Green program offers various financial assistance for the acquisition of green technology that is not covered by other governmental measures by Québec. This financial assistance is available for FCVs with an MSRP over CAD $60,000 and low speed vehicles.

Exemption from Luxury Vehicle Registration Fee

In QC, vehicles with a value exceeding CAD $40,000 are generally subject to an additional registration fee for luxury vehicles of 1% of the excess value. However, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the additional registration fee for luxury vehicles. BEVs and FCVs valued between CAD $75,000 to CAD $125,000 are only levied an additional registration fee of 1% of the excess value over CAD $75,000.

Vietnam

Environment, Social and Compliance

On January 1, 2022, the new 2020 Environmental Protection Law came into force. The law requires manufacturers of motor vehicles who discharge wastewater, dust or emission or hazardous waste to obtain an environment permit issued by the Ministry of Natural Resources and Environment. The environment permit imposes various requirements on the manufacturer, including the source and volume of wastewater, dust or emission or hazardous waste permitted to be discharged into the environment; hazardous waste treatment facilities and equipment system required to be put in place; the volume of hazardous waste permitted to be treated; and various other environment protection measures required to be put in place. Under the new 2020 Environmental Protection Law, manufacturers of batteries with a capacity of 600 tons or 200,000 KWh per year, may also be required to prepare an Environmental Impact Assessment Report (“EIAR”), subject to certain conditions.

Manufacturers of motor vehicles in Vietnam are also required to collect and separate ordinary solid waste at the source and enter into a service contract for the collection, transportation and disposal of solid waste. Where the manufacture generates hazardous waste, it is required to collect and classify hazardous waste at the source and re-use, recycle or dispose of hazardous waste or enter into a service contract for the collection, transportation and disposal of hazardous waste.

Manufacturers of motor vehicles in Vietnam are also required to obtain a certificate certifying its compliance with technical safety quality and environmental protection requirements from the Vietnam Register, in accordance with the regulations on the technical safety and environmental safety inspection in the manufacture and assembly of motor vehicles issued by the Ministry of Transport of Vietnam.

Manufacturers or importers of recyclable products (including vehicles, batteries, engine lubricants, tires and electronic or electric devices) must recycle them according to the mandatory recycling rate and specifications, except for products and packages that are exported, temporarily imported or produced or imported for research, learning or testing purposes.

Charging Stations

Due to the limited use of EVs in Vietnam, there are few regulations governing charging stations. Therefore, EV manufacturers must always consult with relevant government agencies, such as the Ministry of Construction and the Ministry of Transportation, and adhere to their directives.

Emissions

In 2021, the Ministry of Transport issued a national technical regulation governing the emission of fifth level gaseous pollutants for newly assembled, manufactured and imported automobiles, which is the equivalent of the Euro 5 emission standard issued in September 2014. The national technical regulation applies to our current ICE vehicles. Two of our vehicle models, VinFast Lux SA2.0 and Lux A2.0, have been tested and confirmed to meet the Euro 5 emission standard.

In respect of emission regulations for electric cars, the Vietnam Register is in the process of drafting a regulation to amend and supplement national technical regulations on quality, technical safety and environmental protection for automobiles. Such regulations on EVs are intended to serve as a basis for the inspection, assessment, and certification of vehicle quality.

In addition, the Vietnamese government also adopted regulations on GHG emission reduction and adaptation measures to cope with climate change. Under Decree No. 06/2022/ND-CP of the Government on GHG emission reduction and Ozone layer protection, which came into effect on January 07, 2022 (“Decree 06/2022”), GHG-emitting facilities, including our manufacturing facilities, which reach statutory GHG emission thresholds shall conduct an inventory of its GHG emissions and report it to the relevant competent authorities. According to Decree 06/2022, between 2021 to 2025, it is not mandatory to reduce GHG emissions; and from 2026 to 2030, GHG-emitting facilities must conduct an inventory of its GHG emissions, and develop and implement a GHG emission reduction plan according to the allocated GHG emission quota. The exchange, purchase and sale of emission quotas and carbon credits on the domestic carbon market are permitted. As an electric vehicle manufacturer devoted exclusively to producing zero-emission vehicles, we will benefit from these regulations and will be able to sell our carbon credits to other manufacturers in the domestic carbon market.

Incentives

Special Consumption Tax

To stimulate demand for electric vehicle production, a number of preferential tax policies for electric vehicles have been adopted by the National Assembly under Law No. 03/2022/QH15 dated January 11, 2022 (which took effect on March 1, 2022), including a special consumption tax exemption and reduction. Under such tax policies, battery-powered electric vehicles with nine seats or less will be subject to a special consumption tax rate of 3% from March 1, 2022 to the end of February 28, 2027, and 11% from March 1, 2027 onwards. In comparison, the special consumption tax on ICE vehicles with nine seats or less ranges from 35% to 150%, depending on cylinder capacity.

Registration Fee

Customers buying vehicles in Vietnam must pay a registration fee to the tax authority before they may register ownership of and utilize the vehicle. According to Decree No. 10/2022/ND-CP dated January 15, 2022 (which took effect on March 1, 2022), new battery-powered electric vehicles are subject to a first-time registration fee of 0% for 3 years, starting from March 1, 2022. In the following two years (March 2025 to March 2027), the applicable registration fee will be 50% of that of petrol and diesel cars with the same number of seats. The first-time registration fee rate on ICE vehicles is between 10% to 15%, subject to the discretion of the provincial/ municipal People’s Council. Used electric vehicles which are being registered for the second time under a new owner’s name will be subject to a registration fee of 2%, similar to the rate applicable to ICE vehicles.

Corporate Income Tax (“CIT”) and Land Rental

In the Dinh Vu-Cat Hai economic zone, we enjoy attractive tax incentive schemes designed to encourage long-term industry growth in Hai Phong, a province which the Vietnamese government has designated as an industrial manufacturing and import-export hub. The Vietnamese government currently allows investment projects in economic zones to enjoy a favorable CIT of 10% for 15 years, commencing from the first year in which a company generates income (as compared to the general corporate income tax rate of 20%), and CIT exemption for the first four years, commencing from the first year in which our company generates taxable income, and a 50% reduction on the applicable CIT rate for the following nine years.

According to the new Decree No. 08/2022/ND-CP dated January 10, 2022, manufacturers of vehicles consuming electricity or renewable energy, vehicles with low fuel consumption, or vehicles with low or no emissions will benefit from a CIT of 10%. Official guidance from the tax authorities to provide further clarification on this decree is pending.

In addition, the Vietnamese government issued Decree No. 91/2022/ND-CP (“Decree 91”) dated October 30, 2022 which amended and supplemented Decree No. 126/2020/ND-CP relating to laws on tax administration, including an adjustment on the temporary CIT payment rate. Under Decree 91, the total CIT temporarily paid is increased to four quarters, from the previous three quarters, and cannot be less than 80% of the amount of CIT payable in the final settlement years, compared to the previous threshold of 75%. Late payments of CIT are subject to interest accruing from the date the due date to the date immediately preceding the payment of the outstanding CIT amount.

The Vietnamese government also provides incentives in the form of exemptions from land rental fees for a period of 19 years. In particular, our company was exempted from paying land rental for a total of 22 years, including an exemption of three years during the construction of its manufacturing facility.

Data Privacy

Regulations regarding personal data protection are enumerated in a number of distinct regulatory frameworks, including Vietnam’s Constitution, Vietnam’s Civil Code 2015, the Law on Electronic Transactions No. 51/2005/QH11, the Law on Information Technology No. 67/2006/QH11, the Law on Protection of Consumers’ Rights No. 59/2010/QH12, the Law on Cybersecurity No. 24/2018/QH14, the Law on Cyber Information Security No. 86/2015/QH13 and the Law on Access to Information No. 104/2016/QH13 and their respective implementing regulations.

On April 17, 2023, Decree 13/2023/ND-CP on Personal Data Protection (“PDPD”) was officially issued. The PDPD is the first regulation to provide a comprehensive privacy legal framework in Vietnam. It regulates, among other things, the processing of personal data, personal data protection measures, the Personal Data Protection Commission, the handling of personal data breaches and the responsibility of relevant agencies, organizations and individuals. The PDPD will come into effect on July 1, 2023 but small and medium-sized businesses will have the benefit of a two-year grace period.

The PDPD, which mirrors the EU’s General Data Protection Regulation (EU) 2016/679 (the “GDPR”) in a number of respects, imposes a number of new requirements on organizations and individuals that are engaged in or associated with personal data processing activities in Vietnam. Some notable provisions include:

•	extraterritorial scope of application – the PDPD will apply to both domestic and foreign entities directly engaged in and/or related to processing of personal data in Vietnam.

•

broad definition of personal data and data processing – the PDPD divides personal data into two categories: “basic personal data” and “sensitive personal data.” The list of sensitive personal data is extensive and not exhaustive.

•	new requirements for valid consent, the processing of sensitive personal data, and international data transfer. No specific data localization mandate was imposed.

•	obligation to implement diverse managerial and technical measures to protect personal data, including an impact assessment on personal data protection.

•	strict deadline to respond to data subjects’ data privacy-related requests within 72 hours.

United States

Licensing

While distribution laws vary from state to state, a distribution entity is generally required in order to distribute automobiles in the U.S. The distribution entity may be a subsidiary or affiliate of an OEM. The dealer must be licensed by the state in which vehicles are sold and be physically present in that state. To obtain a dealer license, a new vehicle dealer must have an agreement with an OEM or the distributors of the vehicles they will sell. Other common dealership requirements include surety bonds, physical requirements for dealership locations (office space, display space, signage, etc.), completion of educational courses by dealer employees, fingerprints and background checks for dealer leadership, and insurance requirements. Dealership requirements are set by state agencies (typically state Departments of Motor Vehicles (“DMV”)) so requirements vary depending on the dealership location. In California, the distribution entity needs to obtain a California distributor’s license from the California DMV to distribute new vehicles.

In addition to a distribution entity, a dealership entity is also generally required to be set up. This new dealership entity must obtain a dealer’s license from the California DMV for an initial dealership location to sell vehicles in California. Each subsequent dealership location in California will need its own branch dealership license from the California DMV. To obtain the dealership license, the location must be inspected by a California DMV inspector and it must meet certain requirements and be properly zoned for automotive sales. In California, it is dealership entities that open vehicle showrooms.

Additional local licensing requirements may apply depending on the location of the dealership, including environmental permits related to the disposal of waste products and tires. Different local municipalities will have different requirements for the types of licenses needed to operate a sales and service location.

Nonetheless, a dealer entity will typically require:

•

business permit for automotive sales and services – if the location is not in an area zoned for the sale and service of automobiles, the dealer would need to petition the local authorities for special zoning permission;

•	environmental permits;

•	seller permit – a state sales tax certificate relating to the collection and payment of sales tax;

•	building location permits – depends on the location of the dealer and type of lease;

•

salesperson license – salespersons may be required to pass a background check and apply for a license with a state agency, with requirements varying by state. In California, any employee of a dealer that sells vehicles or vehicle contracts or supervises vehicle sales or contracts, must be licensed;

•	US Environmental Protection Agency range testing;

•	Insurance Institute for Highway Safety crash testing and rating of vehicle safety performance;

•	registered fictitious business name if operating under a name other than the registered legal entity name; and

•	public display of the licenses of the vehicle salespersons and dealers in the showrooms.

Emissions

The EPA and the CARB have comprehensive regulations for passenger vehicles and light duty trucks that apply throughout the full useful life of the vehicle. Since the 1970s, the EPA has established mandatory emissions standards for ‘criteria pollutants’ (e.g., NOx, PM, CO, and HC) that have become progressively more stringent. Since the 1980s, the NHTSA has enforced fleet-wide standards for fuel economy. More recently, the EPA and CARB started to regulate GHG through progressively more rigorous mandatory fleet-wide standards. In addition, California has established a zero emissions vehicle program requiring manufacturers’ annual sales to include a certain fraction of electric or hybrid vehicles. Both the EPA and CARB have warranty requirements for emission-related components and require reporting and potential penalties or recalls for emission-related defects.

Pursuant to the Clean Air Act, emissions certifications are granted by the EPA on an annual basis for all vehicles sold in a given model year. The State of California has developed its own separate emissions certification and enforcement program for new vehicles sold in the state of California, which requires the submission of a separate application and test results for vehicles sold in California. In recent years, a number of states have adopted the California certification program pursuant to Section 177 of the Clean Air Act (“Section 177 States”), which has historically imposed more stringent emissions standards for certain pollutants. New automobiles can only be sold in the U.S. after the receipt of a Certificate of Conformity from the EPA, or, in California or a Section 177 State after receiving approving executive orders from CARB.

While electric vehicles are arguably not required to comply with the Clean Air Act because they do not produce exhaust emissions, by subjecting their vehicles to EPA scrutiny and standards, electric vehicle manufacturers may generate federal GHG emissions credits, which are available to foreign or domestic vehicle manufacturers who over-comply with federal GHG emission standards. Such credits may be sold to other manufacturers. California and the Section 177 States have additional programs under which manufacturers may generate credits for selling and distributing ZEVs, BEVs, FCEVs and PHEVs based on battery capacity, including electric vehicles and vehicles that over-comply with the California emissions standards. Manufacturers who produce more ZEV credits than they are required to hold under the ZEV mandate may bank or sell their excess credits to other manufacturers for a profit through private negotiations.

Under the California and Section 177 States credit program, foreign and domestic vehicle manufacturers may also receive GHG credits for meeting more stringent GHG emissions standards for their vehicles sold and distributed in California or a Section 177 State. Manufacturers with excess California and Section 177 States credits may sell them to other manufacturers for a profit through private negotiations. State GHG emissions credits retain their value for up to five model years going forward, and may be used to cover a credit deficit or noncompliance up to five years prior.

If any emission-related defects are found in twenty-five or more vehicles of the same model year, the manufacturer must notify the EPA within fifteen working days. A manufacturer may decide to conduct a voluntary recall, or the EPA may require a recall, to address the emission-related defect. California has its own emissions defect reporting and recall requirements, which are similar to the federal provisions. The CARB requires manufacturers to file emission warranty information reports when warranty claims for an emission-related part reach 25% of the vehicles in an engine family or 1% of the vehicles in a test group during a quarter. If the warranty claims rate reaches higher targets, additional reporting is required, including field information reports and emissions information reports.

Labeling and Advertisements

Once a vehicle is certified as meeting all applicable federal motor vehicle safety standards (“FMVSS”), a certification label affirming compliance with FMVSS standards is applied to the vehicle.

In addition to the certification label, a number of other labeling requirements may apply to vehicles or replacement parts, including:

•	Proposition 65, California’s “right-to-know” chemical warning law – mandates certain warnings for products that are known to cause exposure to certain listed hazardous chemicals;

•	NHTSA New Car Assessment Program Rating requirement – requires new vehicles to display a label indicating its safety rating based on NHTSA testing or that the rating is not yet available;

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Country of origin – new vehicles must be labeled with information about the country of origin of the vehicle parts, the final assembly point for the vehicle and the country of origin for the engine and transmission;

•	Pricing label – shows pricing information and other information known as a “Monroney label;”

•	Fuel economy label – indicates the vehicle’s fuel economy and greenhouse gas emission performance;

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Theft prevention labels – certain vehicle parts and replacement parts, such as the engine, fender, door and bumper, must be labeled with the vehicle’s VIN in order to facilitate tracing and recovery of stolen parts, subject to certain exemption; and

•	Airbag warning – the NHTSA crash protection standard, FMVSS 208, includes requirements for sun visor and dashboard labels warning of the dangers of airbags for child occupants.

In the U.S., advertising and promotional activities are regulated at both the state and federal level. At the state level, state attorneys general enforce requirements such as “truth in advertising” and other consumer protection provisions. At the federal level, the Federal Trade Commission (“FTC”) enforces standards aimed at preventing fraud, deception and unfair business practices. The FTC Act prohibits unfair or deceptive advertising, and requires that advertising be truthful and claims be substantiated.

Incentives

There are incentives targeted at encouraging investments in the U.S. EV market, including federal incentives for the production of alternative fuel vehicles or investments in the infrastructure to support such production. For example, pursuant to the IRA, the Advanced Manufacturing Production Credit (45X) is available to EV manufacturers that manufacture EV components, such as battery cells and modules, and process certain critical minerals in North America. The amount of the tax credit varies based on the eligible component produced and sold and is calculated on a per component basis. Further, under the IRA, automakers are no longer subject to a cap of 200,000 tax credits but must comply with several additional eligibility requirements, including conducting final assemblies of vehicles in North America, a cap on vehicle MSRP and restrictions on the country of origin of battery components. Meanwhile, under the IRA, the 45W tax credit extends to our U.S. financing partners a clean vehicle credit of up to $7,500 that our partners can use to reduce the lease price of VinFast vehicles offered to customers and thereby indirectly benefit such customers.

The IRA provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in North America, the final assembly of the vehicle be conducted in North America, the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. Our EVs currently produced in Vietnam for export to the U.S. are not qualified for the tax credits under the IRA. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in North Carolina. Commissioning of the facility is targeted for 2025. Once this facility commences operations and final assembly of our EVs, our customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals.

In some cases, state and local governments may provide additional incentives.

For example, in California, rebates are available at the state and county levels for consumers who purchase (or in some cases, lease) qualifying zero emission vehicles, including electric vehicles. Under the state-run Clean Vehicle Rebate Project, qualifying consumers may receive up to $2,000 or more (depending on their household income) for purchasing or leasing a plug-in electric vehicle. VinFast has successfully applied to CARB to have the VF 8 listed as an eligible vehicle effective through at least 2023. Similar state programs exist in other states, such as New York, Maryland, Oregon and Colorado, though there may be some limitations on vehicle price.

Environmental

The following requirements for environmental permitting apply to companies engaged in manufacturing or other industrial activities in the U.S.:

•	air permits for stationary sources of air pollutants under the Clean Air Act or state/local air permitting regulations;

•	wastewater treatment permits for wastewater discharges from industrial facilities under the Clean Water Act or state/local water permitting regulations; and

•	waste disposal permits for any hazardous wastes under the Resource Conservation and Recovery Act or state/local hazardous waste disposal regulations.

Data Privacy

U.S. data privacy law is a mix of national, state and local privacy laws and regulations, and there is no comprehensive national privacy law in the U.S. The U.S. does however have privacy and data security laws at the federal level that are sector-specific, as well as privacy laws at the state (and local) level. Federal privacy laws and regulations generally apply to financial institutions, telecommunications companies, credit reporting agencies and healthcare providers, as well as to driving records, children’s privacy, email marketing and telemarketing. The Federal Trade Commission may bring enforcement actions against companies that engage in the collection, use or other processing of personal data that constitutes unfair or deceptive trade practices, or that violates a company’s privacy policies. Additionally, laws, regulations and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the Internet, may be applicable to businesses.

Several U.S. states also have privacy and data security laws and regulations that are more restrictive than the federal sector-specific laws. Generally, each state’s laws apply to personal data about residents of that state or activities that occur within that state. For instance, California has a number of state privacy and data security laws, including the California Consumer Privacy Act, which imposes restrictions on the collection, use and disclosure of personal data, and which has been further amended through the California Consumer Privacy Rights Act.

European Union

Licensing

There are no harmonized rules under EU law stipulating any general requirements for starting business operations in Europe, such as general business or trading licenses, registrations or approvals. Where a company starts business activities in Germany this will trigger the obligation to make a general business registration with the competent local authority by means of a trade registration (Gewerbeanmeldung) as per the requirements set out under the German Trade Regulation (Gewerbeordnung). This registration requirement generally applies to any kind of business operations conducted in Germany (i.e., including, but not limited to, automotive-related businesses). The German Trade Regulation is neither a permit nor a license, but just a registration.

There are no registration requirements or trading license requirements to do business in France. However, each company in France must register with the French Commercial trade register.

There is no general trade registration or trading license requirements for doing business in Netherlands. However, each company in the Netherlands must register with the Dutch trade register. Technically speaking there is no legal requirement, but in practice “acknowledgements” from the National Vehicle and Driving License Registration Authority (“RDW”) are required for adequately selling vehicles.

Distribution

The legal rules governing commercial agency relationships (agents who promote sales in the name of and on behalf of the principal) are to some extent harmonized under the European Commercial Agency Directive (86/653/EEC) (“CAD”). The CAD governs various aspects of the commercial agency relationship, including commission claims, minimum notice periods, compensation or indemnity claims upon termination of the agency contract and post-contractual non-compete obligations. The CAD is an EU Directive and as such, is not directly applicable in the EU Member States but needs to be transposed into the laws of each EU Member State. Individual national laws may provide for additional rules and national interpretations of the CAD.

The distribution of new vehicles is generally regulated via Art. 101 and 102 of the Treaty of the Functioning of the European Union (“TFEU”), the respective Block Exemption Regulations (EU Regulation 2022/720 of May 10, 2022 on the application of Article 101(3) of the TFEU to categories of vertical agreements and concerted practices and Regulation n°461/2010 relative to after sales activities). Under the Block Exemption Regulations, OEMs and principals must not prevent members of a selective distribution system from selling spare parts to independent repairers, except if the said spare parts are bought for the purpose of resale, prevent a supplier of spare parts from selling its goods to operators outside the network or to end users, or prevent a supplier of components from placing its trademark or logo on a component supplied for the initial assembly of a motor vehicle.

Other than the Block Exemption Regulations, the rules governing distributorship relationships vary by EU member state. For example, in Germany, there are laws governing minimum notice periods for termination of a distributorship, indemnity claims upon termination and take back obligations for unsold vehicles. French distributorship laws and case laws also cover minimum notice periods and indemnity claims upon termination, though they do not impose a take back obligation for unsold vehicles. In the Netherlands, since there is no legal framework for a distributorship, there are no obligations when it comes to minimum notice periods for termination, indemnity claims upon termination and take back obligations for unsold vehicles. Directive 2000/53/EC provides specific regulatory requirements for the take-back of end-of-life vehicles, such as material coding, treatment obligation, collection system obligation, information and monitoring requirements. Directive 2006/66/EC provides regulatory requirements for batteries and accumulators, and respective end-of-life processes to be followed.

Type Approval and Emissions

In the EU, under Framework Regulation (EU) 2018/858, the placing on the market, registration or entry into service of vehicles, including systems, components and technical units, require type-approval. Type-approvals granted under the EU type-approval system are recognized throughout the EU. An EU type-approval will not expire so long as all relevant type-approval requirements are complied with.

Pursuant to Regulation (EU) 2019/631, a manufacturer must ensure that its average carbon dioxide emission does not exceed its set carbon dioxide emission targets for a fleet of newly registered vehicles. The carbon dioxide emission values are measured during the type-approval process to verify the carbon dioxide emission values declared by the manufacturer for a specific vehicle type. Based on the registrations made by a manufacturer in a given year, where the manufacturer’s average specific CO2 emissions exceed its specific emissions target, the EU Commission imposes an excess emissions premium of €95 per g CO2/kilometer of excess emission per newly registered vehicle. However, manufacturers responsible for fewer than 1,000 newly registered vehicles per year are generally exempted from meeting a specific emissions target.

Vehicles can only be made available on the market, registered or enter into service if they are accompanied by a valid certificate of conformity. The manufacturer must issue a certificate of conformity to accompany each vehicle manufactured. Further, the manufacturer must establish appropriate procedures that ensure that the series production of vehicles, systems and components conforms to the procedure required for the approved vehicle type.

As part of the type-approval process, manufacturers must also obtain an approval with respect to emissions (“ETA”). In order to obtain such approvals, the manufacturer must demonstrate compliance with specified limit values for regulated pollutants through test reports issued by an accredited technical service, such as the WLTP.

There are other regulatory regulations relevant for the automotive sector, particularly with regard to environmental protection and safety, which are harmonized at the EU level.

Incentives

Almost all EU Member States have adopted various measures to stimulate demand for BEVs, PHEVs and FCEVs.

For example, in Germany, consumers may receive up to €9,000 in environmental bonuses for the purchase and lease of certain new and used BEVs, PHEVs and FCEVs registered before December 31, 2022 that varies based on the vehicle purchase price, with the government of Germany to provide up to €6,000 and the remainder to come from the manufacturer. However, based on current government plans, government support will be gradually phased out between 2023 and 2024. Starting in 2023, all EV (and fuel-cell vehicles) up to a net list price (excluding special equipment) of €40,000 will receive €4,500 from public funds. For vehicles priced between €40,000 and €65,000, the state will subsidize up to €3,000 for new EV purchases, a decrease from the €5,000 in support from public funds prior to 2023. EVs priced over €65,000 and plug-in hybrids will no longer be subsidized. In addition, only private individuals are able to benefit from the scheme after September 1, 2023 – company cars and other vehicles used for commercial purposes will no longer be eligible. Further changes are planned for January 1, 2024, when the assessment limit for EVs will be set at a maximum net list price of €45,000, with the government to provide a subsidy of up to €3,000.

Newly registered BEVs are also exempt from vehicle taxes for a period of 10 years, with such program set to expire on December 31, 2030. If the vehicle changes hands within these 10 years, the new vehicle owner will also enjoy the tax exemption for the remaining period. Meanwhile, since July 1, 2020, electric company cars with a gross list price of up to €60,000 is only taxed at 0.25% of the gross list price. PHEVs and electric vehicles with a higher gross list price are subject to a tax of 0.5%. In comparison, the tax on private use company cars with combustion engines is 1.0% of the gross list price of the car. There are also no taxes on charging services for BEVs and PHEVs provided to employees on the employer’s premises until the end of 2030.

In the Netherlands, the subsidy scheme for private individuals’ electric passenger vehicles provides certain incentives for the purchase of electric passenger vehicles, even if the battery is leased. Consumers in the Netherlands can receive this subsidy in the following cases: (1) purchasing a new EV, (2) purchasing a used EV, (3) leasing a new EV or (4) leasing a used EV, and if the contract between the consumer and the seller is concluded in the same year as the consumer’s application of the subsidy. There is a yearly subsidy scheme budget in the Netherlands, in 2023, this budget is €67,000,000 for newly purchased/leased EVs and €32,400,000 for purchased/leased used EVs. A consumer in the Netherlands can obtain a subsidy in the amount of €2,950 when purchasing or leasing a new EV with a value between € 12,000 and € 45,000. When a consumer purchases or leases a used EV within the aforementioned value range (the value considered is the value when the EV was sold when it was new, so the original new value) then the consumer can apply for a subsidy of € 2.000. The subsidy will be gradually phased out until 2025. Meanwhile, under the Private Motor Vehicle and Motorcycle Tax (“BPM”) Act, tax benefits are determined based on carbon dioxide emissions. For fully electric cars, no BPM tax is payable. Such tax benefits are available until 2024.

In France, EV purchasers are eligible to receive ecological bonuses ranging from €1,000 to €7,000, depending on the purchase price of the vehicle and the consumer type. Such amount is subject to change annually. In addition to the ecological bonuses, consumers may be eligible for a conversion bonus of up to €5,000, an additional bonus of up to €1,000 or incentives for vehicle scrappage, subject to the satisfaction of certain conditions. Starting in 2023, pursuant to Decree No. 2022-1761 issued on December 30, 2022, certain of these conditions have been modified as follows:

•	the maximum amount of the ecological bonus applicable to private cars and light trucks for households with low income was increased to €7,000 (€5,000 for households with higher income);

•	the ecological bonus and the conversion bonus for private cars whose purchase price is higher than €47,000 or weighs heavier than 2.4 tons was abolished;

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the number of ecological bonuses that can be granted to a natural person for the acquisition of a new private car, a van, or a two- or three-wheeled motor vehicle or motor quadricycle has been limited to a maximum of one ecological for every three years;

•	the conversion bonus and the retrofit bonus for high income households was abolished;

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the maximum amount of the conversion bonus and the retrofit bonus applicable for the purchase or conversion of a passenger car or light truck for low income households that are considered “heavy drivers,” a person whose distance between his or her home and place of work is more than 30 kilometers or a person who drives more than 12,000 kilometers per year with his or her own vehicle due to professional reasons, was increased to €6,000; and

•	the conversion bonus for low income households was increased by €1,000 for low emission areas with an additional €2,000 if other local non-state subsidies are granted.

In addition, some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles.

There are also a number of government-funded research and development programs in the automotive industry within the EU. Many of these programs focus on projects related to electric mobility and autonomous driving.

Data Protection

GDPR

European data protection requirements are mainly based on the principle right of informational self-determination. The processing of personal data of EU data subjects is strictly regulated by the GDPR, which went into effect in May 2018. The GDPR aims to protect the privacy and personal data of individual and provides a set of rules and principles that organizations must follow when collecting, processing, and storing personal data, including requirements for obtaining consent, providing clear and concise privacy notices, and implementing appropriate data security measures. Connected cars collect and process a significant amount of personal data, such as location, driving behavior, and preferences.

Under the GDPR, the transfer of personal data to countries outside of the EU is subject to certain requirements to ensure that the data remains protected to the same level as it would be within the EU. These requirements are designed to safeguard the privacy and security of personal data, even when it is transferred to countries that may have different data protection laws and regulations. The current status of data transfers outside the EU is that they are subject to a higher level of scrutiny and additional requirements to ensure that personal data is adequately protected. Organizations must assess the laws and regulations of the destination country, use SCCs or other appropriate safeguards, and ensure that they have implemented appropriate data protection measures to safeguard personal data.

The European Data Protection Board (“EDPB”) adopted on January 28, 2020, is a guideline for processing personal data in connected vehicles and mobility-related applications. It further reiterated the rights of car owners as well as people that are associated with the car.

GDPR UK – BREXIT

Following the United Kingdom’s exit from the EU, the GDPR has been transposed into the national laws of the United Kingdom (the “UK GDPR”). The GDPR/UK GDPR applies to any operations in the EU and United Kingdom and any processing of the personal data of EU and United Kingdom data subjects, including customer and prospect data, employee data or data related to connected vehicles. The GDPR includes the seven principles of (i) lawfulness, fairness and transparency, (ii) purpose limitation, (iii) data minimization, (iv) accuracy, (v) storage limitation, (vi) integrity and confidentiality (security) and (vii) accountability. The GDPR/UK GDPR contains strict rules limiting, amongst others, the transfer of data from the European Economic Area and the United Kingdom, to countries in which a comparable level of protection cannot be ensured unless the parties to the transfer have established a legal basis for the transfer and implemented specific safeguards to protect the transferred personal data. Following the invalidation of the EU-U.S. Privacy Shield framework, the European Commission’s Standard Contractual Clauses (along with an international data transfer addendum to the European Commission’s Standard Contractual Clauses for UK international data transfers) and the United Kingdom International Data Transfer Agreement permit personal data transfers from the EU or the UK to other countries without having to first obtain a determination by the European Commission that such non-EU country has an adequate level of data protection in place such that the transfer is permitted without requiring additional data protection safeguards or measures. ePrivacy Directive and expected ePrivacy Regulation.

A variety of marketing techniques and practices, including email and social media marketing, online targeted advertising and cookie-based processing to sell products and services and to attract new consumers, are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or use data gathered with such tools.

In the EU and United Kingdom, marketing is defined broadly to include any promotional materials and the ePrivacy Directive sets forth rules on e-marketing. In the EU, the ePrivacy Directive is expected to be replaced by a new ePrivacy Regulation, the timing for implementation of this regulation remains uncertain. The current draft of the ePrivacy Regulation imposes additional opt-in e-marketing rules with limited exceptions for business-to-business communications within the EU and significantly increases the amount of fines to €10 million or 2% of the annual global revenues of the noncompliant company, whichever is greater. The UK has implemented the ePrivacy Directive into national law through the U.K. Privacy and Electronic Communications Regulation 2003. The enactment of the ePrivacy Regulation in the EU will have no bearings on the UK. Thus, following the enactment of the ePrivacy Regulation, companies may be subject to, and be required to comply with, a separate and additional legal regime with respect to ePrivacy, which may result in substantial costs and may necessitate changes to business practices.

Non-compliance

Companies subject to the GDPR or UK GDPR face increased compliance obligations and risks, including more robust regulatory enforcement of data protection requirements, an order prohibiting processing of EU or

UK data subject personal data and administrative fines for noncompliance of up to €20 million, £17.5 million or 4% of the annual global revenues of the noncompliant company or group of companies, whichever is greater. Companies may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees.

EU Data Act

The EU Data Act is a proposed regulation that aims to modernize and harmonize the EU’s legal framework for data protection and privacy. While the Data Act is still in the proposal stage and has not yet been passed into law, it could have a significant impact on the car industry in Europe if and when it is enacted. The Data Act is anticipated to be adopted by mid-2023. The current proposal contemplates a 12-month implementation period. One potential impact of the Data Act on the car industry is that it could increase the regulatory burden on car manufacturers and service providers that collect and process personal data from connected cars. The Data Act would require these organizations to comply with a range of new data protection and privacy requirements, including requirements for data minimization, purpose limitation, and data subject rights. This could increase compliance costs and create new challenges for organizations that are already grappling with complex data protection and privacy regulations.

Other EU Regulations Applicable to Manufacturers and Service Providers of Connected Cars

The Network and Information Security (“NIS”) (Directive 2016/1148), which replaces the NIS 2 Directive (Directive 2022/2555) and sets forth measures required to be implemented for a high common level of cyber security across the EU, has come into effect. EU member states must incorporate the provisions of the regulation into their national law by October 2024. The Radio Equipment Directive (“RED”) is an EU directive that sets out the requirements for safety and health protection, electromagnetic compatibility, and efficient use of radio spectrum for radio equipment. The RED applies to any organization that manufactures or imports radio equipment in the EU.

The Product Liability Directive is an EU directive that sets out the requirements for product liability. The Product Liability Directive applies to any organization that manufactures or imports products in the EU.

The Cybersecurity Act is an EU regulation that sets out the framework for the establishment of an EU-wide cybersecurity certification schemes. The Cybersecurity Act applies to any organization that manufactures or provides information technology and computer products and services in the EU.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Pham Nhat Vuong	55	Chairman and Director
Le Thi Thu Thuy	49	Managing Director and Global CEO
Ngan Wan Sing Winston	62	Independent Director
Ling Chung Yee, Roy	46	Independent Director
Pham Nguyen Anh Thu	42	Director
Nguyen Thi Van Trinh	49	Director
David Thomas Mansfield	47	Chief Financial Officer (“CFO”)
Michael Scott Johnson	61	Deputy CEO responsible for Global Manufacturing
Le Mai Tuyet Trinh	48	Deputy CEO responsible for Information Technology
Stuart Iain Taylor	51	Deputy CEO responsible for Smart Services

Unless otherwise indicated, the business address of each director and executive officer is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

Pham Nhat Vuong. Mr. Pham has served as the Chairman of our board of directors since March 2022, and previously served as Chairman of the board of directors of Vingroup. He has a long track record as an entrepreneur both inside and outside Vietnam. He established Vingroup’s core businesses, starting with its two initial brands, Vinpearl and Vincom in 2001 and 2002, respectively. He is also the founder of Technocom Co. Ltd., Ukraine. Mr. Pham received his bachelor’s degree in geoeconomic engineering from Russian State Geological Prospecting University.

Le Thi Thu Thuy. Ms. Le was appointed as a member of our board of directors, the Managing Director of our board of directors and our Global CEO since March 2022. She also holds the position of Vice Chairwoman of Vingroup. Ms. Le is also a Chartered Financial Analyst Charter holder. Previously, Ms. Le was a Vice President at Lehman Brothers for Japan, Thailand and Singapore from 2000 to 2008. Ms. Le received her bachelor’s degree economics from Hanoi Foreign Trade University and her Master of Business Administration, with a major in Finance, from the International University of Japan.

Ngan Wan Sing Winston. Mr. Ngan has served as a member of our board of directors since March 2022. He has been an Independent Non-Executive Director of HSBC Bank (Singapore) Limited since March 2021, of Azalea Asset Management Pte. Ltd. since January 2022, of PEC Limited since August 2022 and of United Overseas Insurance Limited since March 2023. He also serves as a member of the Board of Trustee of SNEC Health Research Endowment Fund and a committee member of the SingHealth Fund-SNEC Institute Fund. In addition, he is a member of the Institute of Singapore Chartered Accountants and the Chartered Professional Accountants of Ontario, Canada. He is a certified public accountant in Australia. Previously, Mr. Ngan was the Non-Executive President of the Society for the Physically Disabled and a partner and the Head of Audit of Financial Services Singapore and ASEAN at Ernst & Young. Mr. Ngan received his Bachelor of Science degree in electronic and electrical engineering from Loughborough University of Technology, United Kingdom, where he graduated with first class honors, and received his Master of Business Administration (Accounting) from York University, Canada.

Ling Chung Yee Roy. Mr. Ling has served as a member of our board of directors since March 2022 and was previously an Independent Director at Vingroup. He is the Chief Executive Officer and Founder of FollowTrade Pte. Ltd. since May 2021. He is an Independent Board Director at several listed companies in Asia, such as

Amplefield Ltd. since February 2019, United Food Holdings Ltd. since November 2015, and Ley Choon Group Holdings Ltd. since September 2015. He is also an Adjunct Professor in Finance at the SKEMA Business School and an Academic Program Director at SMU Academy. Mr. Ling was previously an Independent Board Director at various listed companies, including Vingroup, Debao Property Development Ltd. From February 2019 to October 2022, Sino Grandness Food Industry Group Ltd. from December 2019 to October 2020, Ace Achieve Infocom Ltd. from 2018 to 2020, Pine Capital Group Ltd. January 2018 to March 2019, Arion Entertainment Singapore Ltd. from February 2013 to July 2018, Chaswood Resources Holdings Ltd. from December 2017 to June 2018 and China Flexible Packaging Holdings Ltd. from March 2013 to October 2017. Mr. Ling is a seasoned corporate finance veteran and held senior positions with JPMorgan, Lehman Brothers, Goldman Sachs and Salomon Smith Barney. His expertise is in digital finance, sustainable investing and Asia real estate, and he completed some of the highest-profile advisory and capital market transactions in the region. Mr. Ling is a former Board Director of the CFA Society of Japan. Mr. Ling received a bachelor’s degree in business administration from the National University of Singapore, where he graduated with honors, and received his Global Executive Master of Business Administration from INSEAD.

Pham Nguyen Anh Thu. Ms. Pham has served as a member of our board of directors since March 2022. Previously, Ms. Pham held several positions within Vingroup, including Chief Investment Officer since March 2017. Ms. Pham’s past experience includes serving as the Head of Investment Banking for Vietnam with Barclays Bank PLC, and fixed income investment analyst at OCBC Bank and Lion Global Investors in Singapore. Ms. Pham is also a Chartered Financial Analyst Charter holder. Ms. Pham received her bachelor’s degree in engineering from the National University of Singapore, where she graduated with first class honors.

Nguyen Thi Van Trinh. Ms. Nguyen has served as a member of our board of directors since March 2022. Ms. Nguyen has served as the Director of Asian Star since March 2006. She is also a director at several companies in Singapore, including Vingroup Global Pte. Ltd. since May 2019, Vingroup Investment Pte. Ltd. since April 2019 and Affinitee Holding Pte. Ltd. since February 2018. Ms. Nguyen received her bachelor’s degree in international commercial trade from the Foreign Trade University in Vietnam.

David Thomas Mansfield. Mr. Mansfield was appointed as our CFO since February 2022. Mr. Mansfield also serves as a member of the board of directors of Energy Matter Conversion Corporation. Prior to his appointment in our company, he held the position of Deputy CEO of Finance & Investment of VinFast Vietnam since February 2021. Prior to these roles, Mr. Mansfield held various senior positions at financial institutions, including Managing Director at BlueFire AI from November 2018 to March 2020, Managing Director, Head of APAC Corporate Derivatives Trading at JP Morgan from January 2012 to November 2018 and Director, Head of APAC Delta 1 trading at Credit Suisse from March 2008 to October 2011. Mr. Mansfield received his bachelor’s degree in mathematics from Dublin University, Trinity College, where he graduated first class.

Michael Scott Johnson. Mr. Johnson has served as our Deputy Chief Executive Officer responsible for Global Manufacturing since October 2022. Mr. Johnson joined VinFast Vietnam in April 2022 as Head of U.S. Automotive Manufacturing Plant in charge of the North Carolina Plant until August 2022. He then served as Deputy Chief Executive Officer in charge of the Vietnam Automotive Manufacturing Plant of VinFast Vietnam from August 2022 to October 2022, before assuming the position of Deputy Chief Executive Officer responsible for Global Manufacturing at VinFast Vietnam in October 2022. Prior to that, he served as Chief Manufacturing Officer at ICONIQ from February 2019 to April 2022, Director of Global Production Control and Logistics at Faraday Future from April 2016 to January 2019 and Director of Production Control and Logistics at Detroit Manufacturing Systems from May 2015 to March 2016. Mr. Johnson also held various senior international positions at Ford Motor Company between 1985 and 2015, including Manager of Material Planning and Logistics, Regional Manager, General Manager and Director. Mr. Johnson received his Bachelor of Science degree in industrial engineering and management science from Northwestern University, and his Master of Business Administration/Marketing Management from Northwestern University’s Kellogg School of Management.

Le Mai Tuyet Trinh. Ms. Le has served as our Deputy Chief Executive Officer responsible for Information Technology since October 2022. She has also served as Chief Executive Officer of VIN3S Joint Stock Company (“VIN3S”) since May 2021 and Chief Information Officer at Vingroup from November 2015 to May 2021. Prior to these roles, Ms. Le was Country Leader at Deloitte Consulting Vietnam from January 2011 to November 2015 and Senior Manager at Deloitte Consulting Southeast Asia from January 2005 to January 2011. She received her bachelor’s degree in English linguistics from Vietnam National University Ho Chi Minh City.

Stuart Iain Taylor. Mr. Taylor has served as our Deputy Chief Executive Officer responsible for Smart Services since October 2022. He joined VinFast Vietnam in August 2022 as Head of Smart Services. Previously, Mr. Taylor served as the Chairman and a member of the board of directors of Autonomic from May 2020 to July 2022. He also held various senior positions at Ford Motor Company between 2005 and 2022, including Executive Director of Enterprise Connectivity from May 2020 to July 2022, Director of Electrical & Electronics Systems Engineering from December 2019 to May 2020 and Director of Infotainment & Connectivity Engineering from October 2016 to December 2019. Between 2004 and 2016, Mr. Taylor held Executive and Director roles for Ford Motor Company in Australia, Brazil, China and the United States. Mr. Taylor received his bachelor’s degree in engineering, specializing in Automotive Electronics, from the University of the West of England, United Kingdom.

Composition of the Board of Directors

Our board consists of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of Nasdaq. The number of directors may be changed from time to time by ordinary resolution of our shareholders at general meetings, but shall in any event be not less than two. A director need not be a shareholder of our company and shall not be required to hold any shares of our company by way of qualification.

Term of Office for Directors

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that our shareholders by ordinary resolution, or our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution, as the case may be.

Duties of Directors

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. The company’s shareholders may not have a direct cause of action against its directors. The company has a right to seek damages if a duty owed by directors is breached.

Subject to applicable law and our constitution, the directors may at their discretion exercise all powers of our Company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of the property or business of our Company including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Subject to the Singapore Companies Act, every director who is, in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must as soon as is practicable after the relevant facts have come to his or her knowledge declare the nature of his or her interest at a meeting of the directors of the company, or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company. Under the company’s constitution, (i) every director shall observe such provisions of the Singapore Companies Act relating to the disclosure of the interests in transactions or proposed transactions with the company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a director; (ii) notwithstanding such disclosure, a Director shall not vote in regard to any transaction or arrangement or any other proposal whatsoever in which he has directly or indirectly a personal material interest; and (iii) a Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Committees of the Board of Directors

We are a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. Under the securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than US-domiciled registrants, as well as different financial reporting requirements. Under Nasdaq’s corporate governance standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the corporate governance standards permit a foreign private issuer to follow its home country practice in lieu of certain listing requirements of Nasdaq. Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the corporate governance requirements. See also “Risk Factors—Risks Relating to Being a Public Company—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Audit Committee

The audit committee consists of Mr. Ling Chung Yee Roy and Mr. Ngan Wan Sing Winston. Mr. Ling Chung Yee Roy is the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. The board of directors has determined that Mr. Ngan Wan Sing Winston is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Singapore Companies Act (where applicable), the SEC rules and the corporate governance rules of Nasdaq.

The audit committee’s responsibilities include:

•	recommending the appointment and termination of our independent auditors, subject to approval of the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under applicable law;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Singapore Companies Act (where applicable) as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between our company and its officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our company’s business and deciding whether to approve such acts and transactions if so required under the Singapore Companies Act;

•	establishing procedures for the handling of employees’ complaints as to the management of our company’s business and the protection to be provided to such employees; and

•

discussing policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to such risks is handled, and overseeing management of enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least once during each fiscal quarter. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

Our compensation committee consists of Mr. Pham Nhat Vuong, Mr. Ling Chung Yee Roy and Ms. Pham Nguyen Anh Thu. Mr. Pham Nhat Vuong is the chairman of our compensation committee.

Our compensation committee’s responsibilities include:

•

recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Singapore Companies Act (where applicable) as well as other compensation policies, incentive- based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Singapore Companies Act (where applicable);

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•

reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•

administering our equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders;

•	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders; and

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Singapore Companies Act (where applicable).

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Nguyen Thi Van Trinh, Mr. Pham Nhat Vuong and Ms. Le Thi Thu Thuy. Ms. Le Thi Thu Thuy is the chairwoman of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee.

The nomination and corporate governance committee’s responsibilities include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our business, including but not limited to, the constitution and the charters of our company’s other committees; and

•

performing an annually evaluation of the performance of the committee as well as reviewing and reassessing its charter and submitting any recommended changes to the board of directors for its consideration.

Board’s Role in Risk Oversight

Our board of directors is primarily responsible for developing our risk management framework and overseeing the risk management processes in place across our group. Our board of directors, as a whole, determines our appropriate level of risk, assesses the specific risks faced and reviews management’s strategies for adequately mitigating and managing the identified risks. Risks that our board of directors considers include those relating to cybersecurity, supply chain, suppliers and service providers. Cybersecurity risk is a key consideration in our board’s management of operational risk, and our board of directors oversees compliance with applicable data protection and data security laws, rules and regulations and promotes a culture of data protection accountability and awareness throughout our company.

In addition to our board of directors administering this risk management oversight function, the audit committee of our board of directors supports our board of directors in discharging its oversight duties. The audit committee considers our company’s policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our company’s exposure to risk is handled, and oversees management of our company’s enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

Code of Business Conduct and Ethics

Our company has adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our company’s executive officers, board members and employees.

Employment Agreements and Indemnification Agreements

We, or certain of our subsidiaries, have entered into employment agreements with each of our executive officers, which set forth the terms and conditions of each executive’s employment, including base salary, performance-based variable pay compensation and benefit plan participation. Under these agreements, each of our executive officers is employed for a specified time period. We and/or our subsidiaries may terminate employment without notice, at any time, for certain acts of the executive officer, such as serious, repeated or continuing breach of internal policies or guidelines on conduct, any act or conduct which would bring the officer or our company into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of the company’s lawful orders, willful refusal to perform all or any duties, insubordination, breach of company secrecy, or violation of the laws and regulations of Singapore. We and/or our subsidiaries may also terminate an executive officer’s employment with advanced written notice. The length of such notice period is set out in each contract in accordance with the applicable law of Singapore. Without delivering an advanced written notice, we may also terminate an executive officer’s employment by paying to such officer salary in lieu of notice for the remainder of the relevant notice period. The executive officer may resign at any time by delivering to us an advanced written notice.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iii) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Singapore Companies Act, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

The aggregate compensation paid to our directors and executive officers in cash and benefits in kind was VND114.7 billion ($4.8 million) for the year ended December 31, 2022. We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our directors are not entitled, pursuant to their service contracts with us or any of our subsidiaries, to receive any benefits upon termination or resignation from their respective positions as directors. Our executive officers are eligible to participate in our health and welfare plans, including medical benefits, accidental death and disability insurance.

VinFast Incentive Award Plan

We have adopted a VinFast incentive award plan (the “VinFast Award Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to attract, retain and motivate the talent for which we compete. The material terms of the VinFast Award Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries are eligible to receive awards under the VinFast Award Plan. The VinFast Award Plan is administered by our board of directors, which has delegated its duties and responsibilities to the compensation committee of our board of directors (referred to as the plan administrator below), subject to certain limitations that may be imposed under applicable law and stock exchange rules. The plan administrator has the authority to make all determinations and interpretations under the VinFast Award Plan and set the terms and conditions of all awards granted thereunder.

Limitation on Awards and Shares Available. Up to 232,200,068 ordinary shares, representing 10% of the aggregate number of our outstanding ordinary shares at the closing of the Business Combination, on a fully diluted, as converted and as-exercised basis, will initially be approved for issuance under the VinFast Award Plan. The shares that we issue under the VinFast Award Plan may be newly issued shares or treasury shares. If an award is forfeited, expires or is settled for cash, any shares subject to such award may be used again for new grants under the VinFast Award Plan.

Awards. The VinFast Award Plan provides for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units, and other share or cash based awards. All awards under the VinFast Award Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, post-termination exercise limitations and expiration dates. Any award may be granted subject to vesting and/or payment based on the attainment of specified performance criteria that the plan administrator will be able to select.

Certain Transactions. The plan administrator has broad discretion to take action under the VinFast Award Plan to prevent the dilution or enlargement of intended benefits, to facilitate certain corporate transactions or events affecting our ordinary shares or to give effect to a change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the VinFast Award Plan and replacing or terminating awards under the VinFast Award Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the VinFast Award Plan as it deems appropriate to reflect the transaction. In the event of a change in control (as defined in the VinFast Award Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Plan Amendment and Termination. Our board of directors may amend or terminate the VinFast Award Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the VinFast Award Plan, may materially and adversely affect an award outstanding under the VinFast Award Plan without the consent of the affected participant. Further, the plan administrator may, without the approval of our shareholders, amend or exchange any outstanding option or SAR to reduce its price per share (a repricing) or cancel any outstanding option or SAR in exchange for cash or an option or SAR with an exercise price that is less than the exercise price of the original option or SAR. Shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws.

We intend to grant to certain of our directors, officers and employees, including certain members of our senior management team, subject to the relevant corporate approvals, restricted stock units with a total grant value of up to $11.6 million, which would result in the grant of 1.2 million restricted stock units, based on the value of each of our ordinary share immediately after the recapitalization, being $10.00 per ordinary share. The actual number of restricted stock units to be granted will be determined based on the market price of our ordinary shares on the grant date or a reference price determined by management.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of October 19, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our ordinary shares beneficially owned is computed on the basis of 2,332,229,366 ordinary shares issued and outstanding on October 19, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

	Ordinary Shares Beneficially Owned
	Number	%
5% shareholders:
Vingroup(1)	1,185,010,424	50.8
VIG(2)	769,584,044	33.0
Asian Star(3)	342,883,222	14.7

Directors and executive officers:
Pham Nhat Vuong(4)	2,297,477,690	98.5
Le Thi Thu Thuy	—	—
Ngan Wan Sing Winston	—	—
Ling Chung Yee, Roy	—	—
Pham Nguyen Anh Thu	—	—
Nguyen Thi Van Trinh	—	—
David Thomas Mansfield	—	—
Michael Scott Johnson	—	—
Le Mai Tuyet Trinh	—	—
Stuart Iain Taylor	—	—
All directors and executive officers as a group	2,297,477,690	98.5

(1)

Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(2)

Consists of 769,584,044 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(3)

Consists of 342,883,222 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham Nhat Vuong. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

(4)

Mr. Pham Nhat Vuong, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham Nhat Vuong is also the sole shareholder of

Asian Star and the majority shareholder of VIG and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham Nhat Vuong may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

As of the date of this prospectus, we had three holders of record in the U.S. that held in aggregate less than 2% of our outstanding ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

SELLING SECURITYHOLDER

This prospectus relates to the offer and sale from time to time of up to 100,800,000 shares of our ordinary shares by Yorkville. For additional information regarding the issuance of our ordinary shares registered pursuant to this prospectus, see “Committed Equity Financing”.

We are registering these 100,800,000 ordinary shares for sale by Yorkville named below pursuant to the Yorkville Subscription Agreement.

The percent of beneficial ownership for Yorkville is based on 100,800,000 ordinary shares issued and outstanding as of October 19, 2023. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, Yorkville listed below has sole voting and investment power with respect to our ordinary shares beneficially owned by it.

Yorkville is not obligated to sell any of the ordinary shares offered under this prospectus. Because Yorkville may sell some or all of the ordinary shares owned by it that are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such securities, no estimate can be given as to the number of securities covered by this prospectus that will be held by Yorkville.

In addition, subject to applicable law, Yorkville may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our securities it holds in transactions exempt from the registration requirements of the Securities Act. Therefore, for purposes of the following table we have assumed that Yorkville will sell all of the shares of our ordinary shares beneficially owned by it that are covered by this prospectus but will not sell any other ordinary shares.

	Securities Owned Before the Offering		Maximum Number of Securities Being Offered	Securities Owned After the Offering
Name of Selling Securityholder	Ordinary Shares(1)	%(2)	Ordinary Shares	Ordinary Shares	%(2)
YA II PN, Ltd.(3)	—	—	100,800,000	—	—

(1)

The number of ordinary shares that may actually be issued to Yorkville pursuant to the Yorkville Subscription Agreement is not currently known and is subject to satisfaction of certain conditions and other limitations set forth in the Yorkville Subscription Agreement, including the Beneficial Ownership Cap and the Exchange Cap.

(2)

Assumes that Yorkville (i) will sell all of the ordinary shares beneficially owned by it that are covered by this prospectus and (ii) does not acquire beneficial ownership of any additional ordinary shares. The number of shares ultimately offered for resale by Yorkville is dependent upon the number of shares we issue to Yorkville under the Yorkville Subscription Agreement.

(3)

YA II PN, Ltd. is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for Yorkville are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of Yorkville is 1012 Springfield Avenue, Mountainside, NJ 07092.

RELATED PARTY TRANSACTIONS

The Reorganization

To facilitate the listing of our shares in the U.S., we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Ltd. As a result of these transactions, the former majority shareholders of VinFast Vietnam, Vingroup and VIG, became the majority shareholders of our company. For more information regarding the Reorganization, including the Recapitalization, see “Corporate History and Structure—Reorganization.”

The ICE Assets Disposal

We fully phased out production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, we transferred various ICE assets to VIG pursuant to the terms of the ICE Assets Disposal Agreements. We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” For more information regarding the Reorganization and the ICE Assets Disposal, see “Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Vingroup Exchangeable Bonds

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into a number of subscription agreements (the “EB Subscription Agreements”) with certain institutional investors (the “EB Investors”), including an affiliate of funds, vehicles and/or entities managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its affiliates, Qatar Holding LLC and an affiliate of Seatown Holdings International Pte. Ltd, pursuant to which Vingroup issued to such investors fixed rate exchangeable bonds with an aggregate principal amount of $625.0 million (the “Exchangeable Bonds”). The Exchangeable Bonds were issued in two closings, on May 10, 2022 and June 10, 2022, but form a single series and rank equally in all respects. As explained below, EB Investors have Deed Poll Exchange Rights (as defined herein) to exchange their Exchangeable Bonds for a specified number of ordinary shares in our company at the Deed Poll Exchange Rate (as defined below), which will be determined at the time of exchange and was initially set based on a valuation of our company of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed.

The Exchangeable Bonds bear interest at (i) 4.0% per annum until May 10, 2024 and (ii) thereafter, 2.0% per annum. The Exchangeable Bonds are scheduled to mature on May 10, 2027. The interest is payable by Vingroup.

Vingroup has the right to redeem (i) all Exchangeable Bonds held by a bondholder if such bondholder undergoes a change of control occurs prior to the consummation of the Business Combination and (ii) all outstanding Exchangeable Bonds at any time after the first day of the Deed Poll Exchange Period (as defined below) (A) in the event of certain changes in Vietnamese tax laws and regulations or (B) if at least 90% in principal amount of the Exchangeable Bonds originally issued have already been exchanged, redeemed or purchased and cancelled.

Each Bondholder has the right to require Vingroup to redeem the Exchangeable Bonds upon the occurrence of certain events, including, but not limited to, (i) a change of control of our company, (ii) the occurrence or non-occurrence of certain qualifying liquidity events in respect of our company on or prior to September 25, 2023, or (iii) the delisting of our company from Nasdaq. The amount payable by Vingroup upon redemption depends on the relevant redemption event, timing and other applicable conditions. The Business did not constitute a qualifying liquidity event in respect of our company, and as a result, each Bondholder will have the right to require Vingroup to redeem the Exchangeable Bonds exercisable on or about the second anniversary from the issuance dates of the Exchangeable Bonds.

Vingroup contributed an aggregate VND13,995.4 billion ($588.0 million) of net proceeds from the Exchangeable Bonds issuance to VinFast Vietnam by subscribing for an aggregate of 105,096,876 dividend preferred shares of VinFast Vietnam on May 12, 2022 and June 13, 2022. The dividend preferred shares are non-voting, non-redeemable and entitled to cumulative VND dividends at rate of not more than 6% per annum (on the subscription price of such shares), provided that (i) such dividend rate may vary and is determined based on the interest payable by Vingroup in relation to the Exchangeable Bonds, and also takes into account any costs, taxes and other expenses which are required to be paid by Vingroup in connection the issuance of the Exchangeable Bonds and the payment of such interest and (ii) the payment of such dividend shall not lead to any breach by VinFast Vietnam of its other obligations. Each dividend preferred share will convert into a fully paid ordinary share of VinFast Vietnam at a ratio of one-to-one at Vingroup’s election upon the earlier of (i) the transfer of such dividend preferred shares from Vingroup to our company and (ii) the date falling five years and three months after their issuance (such dividend preferred shares and other shares into which such shares may be converted, the “VinFast Vietnam Shares”).

On July 1, 2022, we entered into a put option agreement (as amended and supplemented) with Vingroup, pursuant to which Vingroup will have the right to require our company to purchase the VinFast Vietnam Shares on the earlier of Vingroup’s receipt of a notice to redeem the Exchangeable Bonds or the maturity date of the Exchangeable Bonds. As of June 30, 2023, the fair value of the financial liabilities in respect of the VinFast Vietnam Shares was VND16,038.5 billion ($675.8 million) (see note 13.A.(ii) to the interim condensed consolidated financial statements of VinFast included elsewhere in this prospectus).

Under a deed poll dated April 29, 2022 (the “Deed Poll”), our company has granted to each holder of Exchangeable Bonds rights (the “Deed Poll Exchange Rights”) to receive a specified number of ordinary shares in our company in exchange for each Exchangeable Bond which the relevant holder elects to transfer to our company (the rate of such exchange, the “Deed Poll Exchange Rate”). The Deed Poll Exchange Rights may be exercised from (and including) the tenth trading day after the date falling six months after the completion of the Business Combination to (and including) the 20th trading day prior to the maturity of the Exchangeable Bonds (the “Deed Poll Exchange Period”). Once the Exchangeable Bonds are exchanged for ordinary shares in our company, such shares will be freely transferable.

The initial Deed Poll Exchange Rate is 80,392.16 ordinary shares in our company for each $1 million of Exchangeable Bond, which reflects a valuation of our company of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed. The Deed Poll Exchange Rate is subject to adjustment upon the occurrence of certain customary events and may also be increased, subject to a cap, on the first day of the Deed Poll Exchange Period based on either (i) the trading price of the ordinary shares of our company at that time or (ii) an exchange rate that would provide the bondholder an agreed minimum internal rate of return.

Upon the exercise of a Deed Poll Exchange Right, our company may elect to pay the relevant bondholder a cash alternative amount instead of delivering ordinary shares in our company.

On or after the settlement of a Deed Poll Exchange Right, our company, as holder of the relevant Exchangeable Bonds, will have the right under the Conditions to exchange such Exchangeable Bonds for VinFast Vietnam Shares (the “Vingroup EB Exchange Right”). Even if the Vingroup EB Exchange Rights are exercised in respect of all of the Exchangeable Bonds, our voting rights in VinFast Vietnam would not change significantly.

Transactions with Vingroup Affiliates

Loans to VinFast Vietnam

In 2020, 2021 and 2022 and for the six months ended June 30, 2023, our subsidiary, VinFast Vietnam entered into loan agreements (and amendments thereto) with our Vingroup affiliates, Vingroup, Vinhomes,

Vinmec International General Hospital Joint Stock Company, Gia Lam Urban Development and Investment LLC, Vincom Retail Joint Stock Company (“Vincom Retail”), Vincom Retail Operation Company Limited, Thai Son Investment and Construction Joint Stock Company (“Thai Son”), Vinbiotech Research and Manufacturing JSC (later merged into VinBiocare Biotechnology Joint Stock Company), Suoi Hoa Urban Development and Investment Joint Stock Company and Vinpearl, with the proceeds from the loans used for investments in our business operations. The loans are all subject to interest rates ranging from 4.4% to 11.0% per annum. The maturity dates of the loans range from three months to two years from the drawdown date. The highest outstanding balance of these loans between January 1, 2020 and June 30, 2023 was VND50,556.2 billion ($2,124.2 million). As of December 31, 2022 and June 30, 2023, the total amount outstanding under these loans was VND8,172.3 billion ($343.4 million) and VND36,812.7 billion ($1,546.8 million), respectively.

In December 2022, we exchanged VND45,733.7 billion ($1,921.6 million) of its related party borrowings owed to Vingroup for 4,573,371,392 dividend preference shares of VinFast Vietnam (the “Debt Conversion”). See “—Capital Contributions into VinFast Vietnam.”

Guarantees from Vingroup

Each of our loan facilities and bonds described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is, or until such time that the relevant loan was repaid or redeemed was, guaranteed by Vingroup.

Loans from VinFast Vietnam

In 2020 and 2021, our subsidiary, VinFast Vietnam entered into lending agreements with our Vingroup affiliates, VinTech Technology Development Joint Stock Company (“Vintech”), VinSmart, SADO Trading Commercial Joint Stock Company (“SADO”), Vinpearl, Vietnam Grand Prix Limited Liability Company, Sai Dong Urban Development and Investment Joint Stock Company, Hanoi Southern City Development and Trading Limited Liability Company (which merged into SADO in 2020) and Times Trading Investment and Development One Member Limited Liability Company. The proceeds of the loans were used to fund our affiliates’ business operations. The loans were subject to an interest rate of 9% per annum. The maturity dates of the loans ranged from 12 months to 26 months from the drawdown date. The highest outstanding balance of these loans between January 1, 2020 and June 30, 2023 was VND9,415.5 billion ($395.6 million). As of December 31, 2022 and June 30, 2023, the total amount outstanding under these loans was VND545.4 billion ($22.9 million) and nil, respectively.

Loan from Asian Star

In December 2022, we entered into a $5.5 million loan contract with our Vingroup affiliate and major shareholder, Asian Star. The proceeds of the loan were used to fund our business activities, including investments and loans to our subsidiaries. The loan is subject to an interest rate of 7.5% per annum. The maturity date of the loan is in June 2023. As of December 31, 2022, the total outstanding amount under this loan contract was $4.0 million. This loan was repaid in March 2023.

Transfer of Investments

In 2021, our subsidiaries, VinFast Vietnam and VinFast Commercial and Services Trading Limited Liability Company (“VinFast Commercial and Services Trading”) entered into equity transfer agreements with our Vingroup affiliate, VinSmart, pursuant to which VinFast Vietnam and VinFast Commercial and Services Trading sold to VinSmart their 98% equity interest in Huong Hai—Quang Ngai Joint Stock Company for VND441,000.0 million and VinFast Vietnam’s 65% equity interest in VinFast Lithium for VND188,906.3 million.

Capital Funding Agreement

We entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup, dated April 26, 2023, as amended from time to time, by and among Mr. Pham Nhat Vuong, Vingroup, VIG, Asian Star and VinFast (the “Capital Funding Agreement”), pursuant to which we will receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion ($996.3 million) in grants from our Chairman, Mr. Pham Nhat Vuong, directly or through the Company Selling Securityholders, as well as up to VND24,000 billion ($996.3 million) in loans and up to VND12,000.0 billion ($498.2 million) in grants from Vingroup. Mr. Pham Nhat Vuong and the Company Selling Securityholders and Vingroup would provide such funds in cash or other assets, in amounts to be mutually agreed, at such time as required by us, if they have sufficient financial resources. Funds would be provided for no consideration. We would be required to use the funds for working capital, business activities, business expansion investments and market development, in which case we would have no repayment obligation. Mr. Pham Nhat Vuong would be required to provide an equal or greater amount of funding to our company as Vingroup provides, and funds would be required to be disbursed within 12 months of the date of the Capital Funding Agreement. The Capital Funding Agreement is valid until terminated by mutual agreement or when all obligations are fulfilled.

As of September 30, 2023, Mr. Pham Nhat Vuong has disbursed an aggregate amount of VND7,000 billion ($290.6 million) to VinFast as a free grant and Vingroup has disbursed approximately VND23,000 billion ($954.8 million) in loans to VinFast in accordance with the Capital Funding Agreement.

We will receive all of the proceeds from any sales of up to 46,293,461 Released Shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, net of any sales commissions, fees, brokerages, taxes and other related expenses. Such proceeds will be provided to us by the Company Selling Securityholders in relation to the Capital Funding Agreement. If the aggregate sum of such proceeds and the VND7,000 billion ($290.6 million) grant from Mr. Pham Nhat Vuong exceeds VND24,000.0 billion ($996.3 million), any additional proceeds from such sales by the Company Selling Securityholders will be provided to us as a further grant from the Company Selling Securityholders to us.

VinFast expects to receive an aggregate amount of up to VND29,000 billion (approximately $1.2 billion) in grants from Vingroup and the Company Selling Securityholders by April 2024.

Capital Contributions into VinFast Vietnam

In 2020, our subsidiary, VinFast Vietnam entered into an agreement for the settlement of outstanding debts and authorization of payment with Pham Nhat Vuong and his relatives, Pham Thu Huong, Pham Thuy Hang and Pham Nhat Quan Anh (collectively, the “Individuals”), Vingroup and Cam Ranh Investment Joint Stock Company (“Cam Ranh”), a Vingroup affiliate, pursuant to which (i) Vingroup contributed capital to VinFast Vietnam through the settlement of a portion of VinFast Vietnam’s debt with Vingroup; and (ii) Cam Ranh contributed capital to VinFast Vietnam on behalf of the Individuals through the settlement of a portion of Vingroup’s debt to Cam Ranh, while Vingroup, in turn, settled a portion of VinFast Vietnam’s debt with Vingroup. This amounted to capital contributions via settlement of debt of VND3,564.5 billion ($149.8 million) from the Individuals and VND2,935.5 billion ($123.3 million) from Vingroup.

In March 2022, Vingroup made an advance capital contribution of VND6.0 trillion ($252.1 million) in return for 600,000,000 dividend preferences shares of VinFast Vietnam. The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See also note 20(i) of our consolidated financial statements which details these dividend preference shares, which are DPS1.

In addition, Mr. Pham Nhat Vuong has made a number of capital contributions into VinFast Vietnam, amounting to VND2,931.0 billion ($123.2 million) in 2020 and VND248.0 billion ($10.4 million) in 2021. Each capital contribution was approved by our board of directors. For the year ended December 31, 2022, Mr. Pham Nhat Vuong made a deemed contribution in the form of an upfront cash payment of VND350.0 billion ($14.7 million) to support the estimated extended warranty expenses for ICE vehicle sold from 2019 up until December 31, 2021.

In December 2022, our existing shareholders, Vingroup, VIG and Asian Star made an aggregate $13.5 million of capital contributions into our company in amounts proportionate to their interests in our company. The proceeds from the capital contribution will be used for working capital.

In December 2022, we exchanged VND45,733.7 billion ($1,921.6 million) of our related party borrowings owed to Vingroup for 4,573,371,392 dividend preference shares of VinFast Vietnam. The dividend preference shares entitle the holder to annual dividends of 9.0% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). The amount of the dividend can be adjusted upon the agreement of Vingroup and VinFast Vietnam, and the dividend shall be paid at the time determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See also note 20(iii) of our consolidated financial statements which details these dividend preference shares, which are DPS4.

In December 2022, Vingroup assigned the Share Acquisition P-Note that it held, amounting to VND 25.8 trillion ($1,083.3 million), to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam, which resulted in the elimination of the remaining payable relating to Share Acquisition P-Notes on a consolidated group basis. The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See “Corporate History and Structure—Reorganization.” See also note 20(iii) of our consolidated financial statements which details these dividend preference shares, which are DPS3. DPS1, DPS3, and DPS4 are recorded as non-controlling interests in our consolidated balance sheets.

Given the financial support extended by Vingroup to VinFast to date, we believe that Vingroup will continue to provide financial support and will not recall any overdue amounts owing to Vingroup (including any claim in relation to amounts invested by Vingroup under DPS1, DPS3 and DPS4).

Lease Agreements

We lease retail and advertising spaces in shopping malls from Vincom Retail (including Vincom Retail Joint Stock Company, South Vincom Retail Limited Liability Company and Vincom Retail Operation Company Limited). The majority of the retail leases with Vincom Retail range in length from four to seven years In 2020, 2021, 2022 and for the six months ended June 30, 2023, our aggregate lease expenses to Vingroup affiliates were VND112.7 billion, VND167.4 billion, VND187.2 billion ($7.9 million) and VND97.7 billion ($4.1 million), respectively.

VinES leased a warehouse with an area of 750 square meters located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam from us. The lease has been terminated by mutual agreement.

We lease office space from Vinhomes. The lease is valid from 2019 to 2025. In 2020, 2021 and 2022, our aggregate lease expenses to Vinhomes were approximately VND14.8 billion ($0.6 million) for each year. For the six months ended June 30, 2023, our aggregate lease expenses to Vinhomes were VND7.3 billion ($0.3 million).

We entered into certain vehicle leasing agreements between 2020 and 2022 to Vinhomes, all of which are valid for one year and can be automatically extended. Our revenue from such leases amounted to VND3.5 billion, VND2.7 billion, VND3.1 billion ($0.1 million) and VND0.5 billion ($0.0 million) for the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2023, respectively.

Cross-Promotional Activities

We and certain affiliates have entered into various purchase and cooperation agreements to cross-promote products and services within the Vingroup ecosystem. We purchased e-vouchers for resort packages from Vinpearl to distribute as holiday gifts to customers that purchase our vehicles. In 2020, 2021, 2022 and the six months ended June 30, 2023, such purchases amounted to VND38.2 billion, VND165.3 billion, VND56.1 billion ($2.4 million) and VND62.0 billion ($2.6 million), respectively. For the year ended December 31, 2022 and the six months ended June 30, 2023, we made an advance payment of VND150.0 billion ($6.3 million) and nil, respectively, to Vinpearl to purchase Vinpearl e-vouchers that can be used towards payment for stays at Vinpearl hotels, to distribute to customers who purchase our vehicles.

As part of its ongoing promotional program that commenced in 2020, Vinhomes, our affiliate, provides VinFast vouchers to new customers when they purchase a Vinhomes property. In addition, as part of a 2022 “green living” program, Vinhomes provides existing customers who have previously purchased a Vinhomes property with “green living” vouchers. Both of these vouchers can be used towards payment for the purchase of our vehicles and are applied in Vietnam only. In 2020, 2021, 2022 and the six months ended June 30, 2023, Vinhomes paid a total of VND1,938.0 billion, VND3,967.1 billion, VND5,346.0 billion ($224.6 million) and nil in connection with promotional voucher programs, respectively. In addition, in 2022 and the six months ended June 30, 2023, Vingroup purchased VinFast vouchers to distribute to new and existing homebuyers as part of its promotional campaigns for its real estate projects, paying a total of VND700.2 billion ($29.4 million) and nil, respectively. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Revenue recognition—Sales of vehicles (automobiles, e-scooters).”

Service Agreements with Vingroup Affiliates

We have entered into a number of service agreements and framework agreements and submitted purchase orders with our affiliates, pursuant to which we purchased various goods and services in relation to the operation of our business. This includes the purchase of (i) information security services relating to the cybersecurity of our smart vehicle line from VinCSS Internet Security Services Joint Stock Company; (ii) certain technology devices, software and related machines and equipment as well as related services, including consultancy, implementation, training, guidance, assistance and installation services, from Vinsoftware Software System Development Limited Liability (which merged into VIN3S); (iii) information technology goods, machinery, equipment and services relating to the installation and synchronization of such goods and equipment from Vintech; (iv) materials, spare parts and assets from VinSmart; (v) management products and services for the management of all information technology activities on our system from VIN3S and VinITIS Joint Stock Company; (vi) medical services and pharmaceutical supplies from Vinmec International General Hospital Joint Stock Company for our employees; (vii) educational services from Vinschool One Member Company Limited to cover tuition for children of select employees enrolling in schools under Vinschool’s educational system; (viii) certain services in relation to the development of ADAS MCU software from Vantix Technology Solutions And Services Joint Stock Company; (ix) services relating to the development and implementation of our Hai Phong manufacturing facility from Vincom Construction and Consultancy Limited Liability Company (which was merged into Vinhomes); (x) used electronic goods and equipment from Big Data Research Institute; (xi) management and consultancy services in relation to the construction, renovation and repair of service workshops and showrooms of VinFast in Vietnam from Vinhomes; (xii) TVs and services in relation to the installation of certain equipment in our showroom from VinSmart; (xiii) airplane ticket, conferences services, events services, catering services and hospitality related services from Vinpearl; (xiv) IT equipment and services from Vingroup; (xv) management services in relation to the operation of the battery factory from VinES; (xvi) battery parts and finished batteries from VinES; and (xvii) software development services from VinHMS Software Production and Trading Joint Stock Company. The agreements generally have a term of one year, with some agreements being subject to automatic renewal unless a party opts to terminate. In 2020, 2021, 2022 and the six months ended June 30, 2023, such purchases amounted to VND170.7 billion, VND1,367.8 billion, VND9,563.3 billion ($401.8 million) and VND1,658.4 billion ($69.7 million), respectively.

Sales Agreements with Vingroup Affiliates

On March 22, 2023, our subsidiary entered into a vehicle sale agreement (as amended) with GSM for the sale and delivery of up to an aggregate of 30,000 VinFast VF 8, VF e34 and VF 5 EVs and 200,000 VinFast e-scooters (Feliz model) over two years from the date of the agreement. The final quantity of EVs and e-scooters to be sold is subject to mutual agreement and, the price of each EV may also be modified if there is a change in our pricing policy. The agreement may be terminated by mutual agreement or by us if GSM misses a payment when due or fails to receive vehicles at the delivery date.

Also on March 23, 2023, our subsidiary entered into a vehicle sale agreement (as amended) with GSM, which supplements the vehicle sales agreement dated March 22, 2023, regarding the sale and delivery of 5,307 VF 8 and VF e34 EVs for a total consideration of VND4,634.2 billion ($194.7 million). The agreement is valid until terminated by mutual agreement and may be terminated by us if GSM fails to receive a vehicle on its delivery date.

As of June 30, 2023, we have delivered approximately 4,000 VF e34, 2,800 VF 8, and 300 VF 5 vehicles to GSM pursuant to the vehicle sale agreements with GSM. For the six months ended June 30, 2023, we received VND5,615.6 billion ($235.9 million) in revenue from the sale of vehicles delivered to GSM.

We have entered into a sales agreement with VinBus for the sale of e-buses, aggregating revenue of VND480.1 billion, VND847.1 billion ($35.6 million) and VND94.7 billion ($4.0 million) in 2021, 2022 and the six months ended June 30, 2023, respectively. We also purchased used vehicles from VINCONS Construction Development and Investment Joint Stock Company (formerly, Smart Solution Service Business Company Limited Liability), amounting to VND12.9 billion in 2021.

In addition to the agreement with GSM, we entered into vehicle sale agreements (i) in 2022 with Vinpearl for the sale of VND39.4 billion ($1.7 million) of EVs to Vinpearl and (ii) in 2023 with Vinhomes for the sale of VND1,358.0 billion ($56.4 million) of EVs to Vinhomes and (iii) in 2022 and 2023 with Vingroup for the sale of VND21.0 billion ($0.9 million) and VND7.7 billion ($0.3 million), respectively, of EVs and the provision of electric battery rental services to Vingroup. Vingroup is also required to pay us a fixed battery rental fee of VND2.2 million ($92.4) per month per vehicle. The agreements are valid until terminated by Vinpearl, Vinhomes or Vingroup, by mutual agreement or by us in case of breach by Vinpearl, Vinhomes or Vingroup.

In connection with our acquisition of the smarthome devices business from VinSmart, on December 10, 2022, February 23, 2023 and March 27, 2023, our subsidiary entered into sales agreements with Vinhomes, pursuant to which we undertook to sell smarthome devices to Vinhomes and its subsidiary for a total consideration of VND118.7 billion. In addition, on December 15, 2022, our subsidiary entered into a tripartite transfer agreement, pursuant to which VinSmart transferred its rights and obligations under its sales agreement with Thai Son dated June 14, 2022 to supply smarthome devices to Thai Son. For the year ended December 31, 2022 and the six months ended June 30, 2023, sales of smarthome devices to such Vingroup affiliates amounted to VND15.3 billion ($0.6 million) and VND69.0 billion ($2.9 million), respectively.

Agreements with VinES Relating to the Battery Business

In connection with our restructuring, VinFast Vietnam transferred various assets related to battery manufacturing to VinES, pursuant to an in-principle asset sale agreement with VinES and on the understanding that VinES would become one of our battery suppliers.

We entered into an in-principle agreement for the purchase of goods with VinES dated March 21, 2022, pursuant to which we agreed to sell battery components to VinES in such quantity and price as shall be determined from time to time and set out in purchase orders. Pursuant to the in-principle agreement, following our delivery of the battery components to VinES and VinES’ acceptance of such delivery, we shall not have any responsibility for the quality of the delivered goods. The in-principal agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties. For the year ended December 31, 2022 and the six months ended June 30, 2023, VinFast had VND851.8 billion ($35.8 million) and nil in revenue from the sale of battery components to VinES, respectively.

We entered into a battery sale and purchase framework agreement with VinES, dated September 23, 2022, pursuant to which VinES is responsible for supplying to us batteries that it has developed and that we have approved for use in our vehicles. The agreement was amended on January 1, 2023 to include SDI battery cells for the VF 8 and VF 9. Battery sale prices, quantities and other terms are determined from time to time and set out in the relevant purchase orders and planned purchase agreements. We are required to provide VinES with a six-month forecast of our battery requirements to facilitate VinES’ manufacturing plans and ensure a sufficient supply of batteries for our operations. We are also required to notify VinES at least 18 months in advance if our requirements are expected to increase substantially above VinES’ supply capacity. We may terminate the agreement at any time by giving VinES 30 days written notice. The agreement is valid for one year from the date of the agreement and will be renewed by mutual agreement of the parties.

In addition, on January 1, 2023, VinFast entered into an amendment agreement to the battery sale and purchase framework agreement dated September 23, 2022, with VinES, pursuant to which VinES will provide battery packs processing services for our VF 8 and VF 9 SDI battery cells. VinFast may terminate the amendment agreement at any time by giving VinES 30 days’ written notice. The amendment agreement is valid for one year from the signing date and will be renewed by mutual agreement of the parties.

We entered into a consultancy service agreement with VinES dated September 23, 2022, pursuant to which VinES has agreed to provide us with consulting and management services for battery-related matters for batteries that we purchase from VinES as well as third-party battery suppliers. The services include technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. We are required to pay VinES a service fee of VND120 million per month for each battery model that VinES provides consulting and management services on, plus actual costs incurred. The agreement is valid until terminated either by mutual agreement of the parties or upon the occurrence of certain events, including the bankruptcy or insolvency, the ceasing of operations or the revocation of the business license of any of the parties.

Our subsidiary, VinFast Commercial and Services Trading entered into an in-principle agreement for the purchase of goods with VinES dated October 29, 2022, pursuant to which VinES agreed to sell batteries to VinFast Commercial and Services Trading. The quantity, sales price and types of batteries to be sold and other terms of sales will be determined from time to time and set out in purchase orders to be executed between the parties. The in-principle agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties. For the six months ended June 30, 2023, we paid VinES VND7,685.0 billion ($322.9 million) (inclusive of VAT) for the purchase of battery parts and finished batteries for the period of October 2022 to June 30, 2023.

We entered into a sales agreement with VinES dated December 18, 2021. This agreement related to a battery subscription program that was available to VF e34 and VF 8 purchasers in Vietnam until October 31, 2022. Pursuant to this agreement, we agreed to sell to VinES the batteries installed in our EVs sold in Vietnam. VinES in turn leased the batteries to the EV purchasers. The agreement expired on December 18, 2022. For the year ended December 31, 2022, we had VND503.8 billion ($21.2 million) in revenue from the sale of finished car batteries in the first quarter of 2022.

In 2022, we entered into a series of purchase orders with VinES, pursuant to which VinES agreed to provide us with engineering design and development services and tooling packs used in the production of battery packs for our VF e34, VF 8, VF 9 and e-scooters in accordance with the terms set forth in the relevant purchase orders. For the year ended December 31, 2022, we paid VinES VND287.8 billion ($12.1 million) (inclusive of VAT) for such services and tooling packs.

On October 11, 2023, we announced our intention to acquire VinES from our Chairman, Mr. Pham Nhat Vuong.

Asset Transfer to VHIZ JSC

We transferred various infrastructural assets, comprising our automobile manufacturing plant (including areas leased to our suppliers), ancillary industry manufacturing complex, industrial parks and an amusement park, as well as project development rights and land use rights attached to these assets (collectively, the “Transfer Assets”) to VHIZ JSC, pursuant to a series of project transfer agreements between us and VHIZ JSC. The last of these transfers was completed in February 2022.

During the interim period between the date that the project transfer agreements were signed and the completion of the transfers, we entered into a BCC with VHIZ JSC dated August 31, 2020, which was subsequently amended on December 15, 2020 and December 31, 2020 in order to enable VHIZ JSC to continue to invest in and develop the Transfer Assets. Under the terms of this BCC, VHIZ JSC paid us a cooperation capital amount of VND17,005.0 billion to cover costs that we incurred in the development of the manufacturing plant, and we paid to VHIZ JSC monthly distributions for the period from September 2020 until February 2022, aggregating to VND460.8 billion, excluding VAT.

In February 2022, we transferred a portion of the Transfer Assets, comprising a parcel of land spanning approximately 2.8 million square meters and all buildings and infrastructure (including a part of the automobile manufacturing plant) located on such land, to VHIZ JSC. Following this transfer, we entered into a second BCC with VHIZ JSC, dated March 1, 2022, pursuant to which we were permitted to continue using such Transfer Assets and was required to continue performing our obligations under various existing lease agreements between us and lessees within the automobile manufacturing plant, including leases with VinES and VinFast Lithium for batteries. This BCC entitled VHIZ JSC to a monthly distribution of (i) VND39.7 billion in March 2022 and VND38.2 billion from April 2022 onwards for use of the factories, (ii) VND6.8 billion for the area leased to third parties (excluding the battery production area leased to VinES) from March 2022 onwards; and (iii) VND3.6 billion for the battery production area leased to VinES from April 2022 onwards. On September 1, 2022, we further amended the BCC to extend the term of the contract for six months. We paid a total of VND435.6 billion (excluding VAT) in monthly distributions to VHIZ JSC under this BCC. This BCC was subsequently liquidated on October 31, 2022.

We entered into a lease agreement with VHIZ dated January 2023 to lease a metal assembly factory within a larger automobile manufacturing plant. The lease was amended in February 2023 to increase the total lease area. The rent is VND149,500 per month per square meter (subject to a fixed percentage annual increase of 3.3%), subject to a discount of (i) 70% for the first seven years and (ii) 30% for the following two years. The agreement is valid until January 2033, unless terminated by mutual agreement, by either party upon giving three month’s written notice, failure by us to pay timely, force majeure events, destruction of or irreparable damages to the factory, land acquisition by the government or upon the occurrence of certain events, including the bankruptcy and dissolution of any of the parties.

Following the completion of the transfer of the automobile manufacturing plant from us to VHIZ JSC in February 2022 and pending VHIZ JSC obtaining right-of-use certificates from the authorities, we entered into a lease agreement with VHIZ JSC dated February 24, 2022 to lease back the automobile manufacturing plant from VHIZ JSC. Following VHIZ JSC’s receipt of the right-of-use certificates, we entered into an amendment agreement dated November 1, 2022 to give effect to the lease starting on November 1, 2022. Under the terms of this lease, the rent is approximately VND149,500 per month per square meter (subject to a fixed percentage annual increase), subject to a discount of a certain percentage for the first ten years of the 45-year lease term.

Management Service Agreements

In January 2019, we entered into a management service agreement with Vingroup. Pursuant to such agreement, Vingroup undertakes to provide us with management assistance services to enhance our internal management, including employee training and assistance, finance, audit and tax policy consultancy and control, legal consultancy, business operation consultancy, corporate governance development assistance, risk management and internal management assistance, telecommunication, public relation and marketing assistance. The service fees under such agreement are generally calculated on a quarterly basis and take into account the actual services provided and costs incurred in the provision of such services, subject to a cap. The agreement is valid for five years, subject to automatic renewal unless terminated in accordance with its terms.

Meanwhile, in December 2021, we entered into a management service agreement to provide factory management and operation services for one of VinSmart’s factory which manufactures smart electronic devices. No service fees were incurred in 2020 and 2021. For the year ended December 31, 2022 and the six months ended June 30, 2023, we incurred service fees of VND45.6 billion ($1.9 million) and nil, respectively.

IT, IP Licensing and R&D Agreements

We have entered into an intercompany intellectual property license agreement with Vingroup dated December 1, 2020 (including amendments thereto dated January 5, 2022), pursuant to which Vingroup agreed to grant us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise certain licensed intellectual property, mainly comprising trademarks, as well as some know-how, patents and copyrights, and other intellectual property necessary or useful for carrying out the development, manufacture, sale, promotion, distribution, servicing and related activities in connection with our automotive business (the “Licensed IP”). Any improvements made by us to the Licensed IP shall be assigned to Vingroup. The license fee is an annual fee equal to 2% of the cost of registering the intellectual property rights, including filing fees, ongoing administrative fees and any design costs of such Licensed IP. See “Business—Intellectual Property.”

We also entered into a framework research and development agreement with Vingroup dated December 1, 2020, pursuant to which Vingroup agreed to provide and procure its subsidiaries to provide us with research and development services and assign to us all rights, titles and interests in and to any intellectual property created or developed from such research and development services (“Owned IP”). The fee shall be negotiated and determined in good faith by Vingroup and us on a case-by-case basis. We compensate Vingroup for the cost of materials that Vingroup acquires from local or foreign suppliers in relation to the performance of such services.

The intellectual property license has a perpetual term, and both agreements will remain in effect until terminated in accordance with its terms and conditions.

Fees paid to our affiliates under such agreements amounted to VND3.0 billion, VND4.9 billion, nil, and nil in 2020, 2021, 2022 and the six months ended June 30, 2023, respectively.

Agreements with VinFast Lithium

We have entered into a number of agreements with our affiliate, VinFast Lithium, relating to the manufacture of batteries for our e-scooters. In 2019, we entered into a sale and purchase agreement that involved the transfer of the lithium battery assembly line and installation services to VinFast Lithium for a total consideration of VND205.4 billion ($8.6 million). The transfer has been completed.

We leased a factory and parking space to VinFast Lithium pursuant to a lease agreement, which expires on July 14, 2067. The interest income on the sales-type lease amounted to VND19.6 billion ($0.8 million) in each of 2020 and 2021. For the year ended December 31, 2022, we generated interest income on the sales-type lease of VND4.9 billion ($0.2 million) until the completion of the asset transfer to VHIZ JSC as discussed in “Related Party Transactions—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

We also entered into sales agreement with VinFast Lithium to purchase lithium battery packs used in the manufacture of our e-scooters. The sales agreements have an initial term of three years and are subject to automatic renewal for successive three-year periods until terminated by either party. The purchases from VinFast Lithium amounted to VND369.3 billion, VND189.4 billion, VND0.3 billion ($0.0 million) and VND5.1 billion ($0.2 million) in 2020, 2021, 2022 and the six months ended June 30, 2023, respectively.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Agreements in Connection with the Business Combination Agreement

VinFast Shareholders Support Agreement

On May 12, 2023, we, Black Spade, and all of our shareholders (“VinFast Shareholders”) entered into a shareholders support and lock-up agreement and deed (the “VinFast Shareholders Support Agreement”). Pursuant to the VinFast Shareholders Support Agreement, each VinFast Shareholder agreed not to transfer, during a period of 180 days from and after the closing of the Business Combination, subject to customary exceptions, (i) any of our ordinary shares held by such VinFast Shareholder immediately after closing of the Business Combination, excluding any of our ordinary shares acquired in open market transactions after closing of the Business Combination, (ii) any of our ordinary shares received by such VinFast Shareholder upon the exercise, conversion or settlement of options or warrants held by such VinFast Shareholder immediately after Closing (along with such options or warrants themselves), and (iii) any of our equity securities issued or issuable with respect to any securities referenced in (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

We have released 46,293,461 ordinary shares in aggregate, which may be offered and sold from time to time by the Company Selling Securityholders from the lock-up restrictions under the VinFast Shareholders Support Agreement. Our affiliate, Vingroup, waived its right to an equivalent release from its lock-up restrictions under the VinFast Shareholders Support Agreement. As of October 19, 2023, there were 43,771,153 Released Shares outstanding. Excluding the 43,771,153 Released Shares outstanding, the Company Initial Shareholders own an aggregate of 2,253,706,537 ordinary shares, representing 96.6% of our outstanding ordinary shares as of October 19, 2023, that have not been registered for resale and remain subject to lock-up restrictions under the VinFast Shareholders Support Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, we, BSAQ, the Sponsor and certain other holders of BSAQ Class B Ordinary Shares (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support and lock-up agreement and deed, and on June 14, 2023, we, BSAQ and the Sponsor entered into the first amendment to sponsor support and lock-up agreement and deed (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, each Sponsor Party also agreed not to transfer, during a period of 12 months from and after the closing of the Business Combination, subject to customary exceptions, (i) any of our ordinary shares held by such Sponsor Party immediately after closing of the Business Combination excluding such number of our ordinary shares equal to the number of our ordinary shares subscribed for in connection with the Sponsor backstop investment and any of our ordinary shares acquired in the open market transactions after the closing of our Business Combination (“Sponsor Unrestricted Securities”), (ii) any of our ordinary shares received by such Sponsor Party upon the exercise, conversion or settlement of options or warrants held by such Sponsor Party immediately after the Closing (along with such options or warrants themselves), and (iii) any of our equity securities issued or issuable with respect to any securities referenced in clauses (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. However, if the number and/or market value of Sponsor Unrestricted Securities is not sufficient for purposes of our satisfaction of any listing requirements of the applicable qualified stock exchange, then we and the Sponsor may mutually agree to exclude additional ordinary shares of our company held by the Sponsor from the Lock-Up Securities so that such listing requirements can be satisfied.

In connection with the VinFast Parties Lock-Up Release, (i) 4,225,000 ordinary shares to be offered and sold in aggregate by the Black Spade Initial Shareholders and their permitted transferees have been released from lock-up restrictions, (ii) the Sponsor waived its rights to the release of the Private Warrants Shares from the lock-up restrictions under the Sponsor Support Agreement, and (iii) we reduced the lock-up period applicable to the Private Warrants Shares under the Sponsor Support Agreement from 12 months after the closing of the Business Combination to six months after the closing of the Business Combination.

Backstop Subscription Agreement

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the Backstop Subscription Agreement, on August 14, 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate subscription price of $16.4 million. Pursuant to the Backstop Subscription Agreement, the Backstop Subscriber agreed to a lock-up of 12 months from and after the closing of the Business Combination on terms substantially similar to the lock-up set out in the Sponsor Support Agreement. In connection with the VinFast Parties Lock-Up Release, (i) the Backstop Subscriber waived its rights to the release of the Backstop Shares from the lock-up restrictions under the Backstop Subscription Agreement, and (ii) we reduced the lock-up period applicable to the Backstop Shares under the Backstop Subscription Agreement from 12 months after the closing of the Business Combination to six months after the closing of the Business Combination by mutual agreement with the Backstop Subscriber.

Registration Rights Agreement

On August 11, 2023, we, the Sponsor, certain equityholders of Black Spade, and certain equityholders of our company entered into the Registration Rights Agreement, pursuant to which we agreed to use our reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the closing of the Business Combination. Pursuant to the Registration Rights Agreement, certain equityholders of our company may request to sell all or a portion of their registrable securities in an underwritten offering; provided that we will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000. We also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement provides that we will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Gotion Subscription Agreement

On June 30, 2023, VinFast entered into the Gotion Subscription Agreement pursuant to which Gotion undertook to subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. The transaction was completed on September 20, 2023. Pursuant to the Gotion Subscription

Agreement, Gotion agreed not to sell or otherwise transfer or dispose of the Gotion Investment ordinary shares during a period of 180 days from and after the closing of the Gotion Investment, subject to customary exceptions. In connection with the VinFast Parties Lock-Up Release, Gotion waived its right to an equivalent release from its lock-up restrictions under the Gotion Subscription Agreement.

DESCRIPTION OF SHARE CAPITAL

The following description summarizes material terms of our constitution as they will be in effect upon the consummation of this offering. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our constitution, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our constitution.

General

Upon the consummation of this offering, our issued share capital will consist of ordinary shares. As of October 19, 2023, there were 2,332,229,366 ordinary shares. We currently only have one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. Except as disclosed otherwise in this prospectus, none of the holders of our shares have different voting rights from the other holders. There is no concept of authorized share capital under Singapore law. Under the Singapore Companies Act, there is no limit to the number of new shares that may be issued, but new shares may be issued only with the prior approval of our shareholders in a general meeting. See “—Issuances of New Shares.”

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as our shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Our branch register of members is maintained by our transfer agent.

Objects of Our Company

Under the Singapore Companies Act and our constitution, subject to the provisions of the Singapore Companies Act and any other written law and our constitution, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and for the purposes of the foregoing, full rights, powers and privileges.

Ordinary Shares

Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, we note that any subscriber of our ordinary shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to our assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” We believe this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares. Except as described in “—Singapore Code on Take-overs and Mergers” and “—Voting Rights,” there are no limitations in our constitution or Singapore law on the rights of shareholders not resident in Singapore to hold or vote in respect of our ordinary shares.

Voting Rights

Each ordinary share is entitled to one vote per share. Voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, at least one shareholder present in person or by proxy or by attorney or other duly authorized representative and holding or representing not less than 5% of the total voting rights of all shareholders having the right to vote at the meeting. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has one vote for each ordinary share which he holds or represents. Proxies need not be shareholders. There are no limitations imposed by our constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our constitution governing the ownership threshold above which shareholder ownership must be disclosed.

Only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or, in the case of a corporation, by a representative. Therefore, since our ordinary shares are expected to be held through the Depositary Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding our ordinary shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own our ordinary shares electronically in book-entry form through DTC).

Dividends

We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders. We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after consummation of the Business Combination. See “Dividend Policy” for additional information.

Capitalization and Other Rights

Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to our shareholders in proportion to their shareholdings in accordance with our constitution.

Variation of Rights

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting us, under our constitution, whenever our share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst our company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (i) the necessary quorum shall be two persons at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, and on a poll shall, in the case of any holder of ordinary shares, have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Issuances of New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each financial year). However, any approval may be revoked or varied by our company in a general meeting.

For the issuance of new shares for the proposed sale to the public, our shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act.

Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our ordinary shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our constitution provides that we may issue shares of a different class with preferential, deferred or other special rights, privileges or such restrictions as our board of directors may determine from time to time provided that it is approved by ordinary resolution, or, if required by the statutes, special resolution at a general meeting of our shareholder.

We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares that are, at our option, subject to redemption provided that such preference shares may not be redeemed out of the capital of our company unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the solvency statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the shares must be fully paid-up before they are redeemed.

The issuance of preference shares could have the effect of decreasing the trading price of our ordinary shares, restricting dividends on our ordinary shares, diluting the voting power of our ordinary shares, impairing the liquidation rights of our ordinary shares, or delaying or preventing a change in control of our company.

Calls on Shares

Under our constitution, our directors may from time to time, as they think fit, make calls upon the shareholders in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each shareholder shall (subject to his having been given at least 14 days’ notice specifying the time or times and place of payment) pay to our company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the directors may determine.

Register of Members

Only persons who are registered in our register of members are recognized under Singapore law as our shareholders with legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year and prior notice of closure, stating the period and purpose(s) for which the closure is made, is given to the shareholders. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.

Most of the ordinary shares of our company that were issued to the former Black Spade shareholders in connection with the Business Combination are held through DTC. Accordingly, DTC or its nominee, Cede & Co., is the shareholder of record in respect of such ordinary shares registered in our register of members. The holders of our ordinary shares held in book-entry interests through DTC or its nominee may become registered shareholders by exchanging their interest in our ordinary shares for certificated ordinary shares and being registered in our register of members in respect of such ordinary shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated ordinary shares are determined by DTC and our transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares, and following such an exchange, our transfer agent will perform the procedures to register the ordinary shares in the register.

Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may refuse the application or may order rectification of the register of members and payment by the company of any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Singapore Code on Take-overs and Mergers

The Singapore Take-Over Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with net tangible assets of S$5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, shares which carry 30% or more of the voting rights in our company or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in our company, and if such person (or parties acting in concert with him) acquires, either on his or her own or together with parties acting in concert with such person, additional voting shares representing more than 1% of the voting rights in our company in any six-month period, must, except with the consent of the SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-Over Code. Responsibility for ensuring compliance with the Singapore Take-Over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-Over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•	a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company with any of its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•

a financial or other professional adviser, including a stockbroker, with its customers in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•

directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.

Under the Singapore Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

On August 2, 2023, the SIC waived application of the provisions of the Singapore Take-Over Code for our company, subject to certain exceptions. Pursuant to the waiver, we are exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the waiver, our board of directors had submitted to the SIC a written confirmation to the effect that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and that it is the unanimous view of our board of directors that obtaining the waiver is in the interest of our company.

Election and Re-election of Directors

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that our shareholders by ordinary resolution, or our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution, as the case may be.

General Meetings of our Shareholders

Under the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of its financial year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the requisition of shareholders representing not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding treasury shares) may call a meeting of our shareholders.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak and vote on any resolution put before the general meeting. Unless otherwise required by law or by our constitution, voting on resolutions put forth at general meetings is by ordinary resolution, passed by a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by a majority of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding-up, amendments to our constitution, a change of our corporate name and a reduction in the share capital.

We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing.

Unless excluded under the Singapore Companies Act, an annual general meeting of a company, an extraordinary general meeting of a company, a statutory general meeting of a company, a general meeting of an amalgamating company mentioned in section 215C or 215D of the Singapore Companies Act, a meeting of a class of members of a company, a meeting order by the Singapore Court under section 182 of the Singapore Companies Act and a meeting of creditors, members of a company, holders of units of shares of a company, or a class of such persons, ordered by the Singapore Court under section 210 of the Singapore Companies Act may be held (i) at a physical place; (ii) at a physical place and using virtual meeting technology; or (iii) using virtual meeting technology only. Under the Singapore Companies Act, “virtual meeting technology” means any technology that allows a person to participate in a meeting without being physically present at the place of meeting.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•

the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•

a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant and the remedies listed in the Singapore Companies Act itself are not exclusive. If the Singapore courts are of the opinion that, upon an application under Section 216 of the Singapore Companies Act, either of the grounds set out above is established, the Singapore courts may, with a view to bringing to an end or remedying the matters complained of, make such order as it thinks fit and, without prejudice to the generality of the foregoing, the order may:

•	direct or prohibit any act or cancel or modify any transaction or resolution;

•	regulate the conduct of the affairs of the company in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•

provide for the purchase of shares of the company by the other shareholders of the company or by the company itself and, in the case of a purchase of shares by the company, a corresponding reduction of its share capital; or

•	provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration in the name and on behalf of the company or intervene in an action in a court proceeding or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitation of Liability of Directors and Officers

Under Section 172 of the Singapore Companies Act, any provision which purports to exempt or provides an indemnity for officers of a company (including directors) to any extent from or against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) in the case of providing an indemnity (to any extent) for an officer of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company, purchasing and maintaining for any director and officer of the company insurance against any such liability; or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer of the company to pay a fine in criminal proceedings, (ii) of the officer of the company to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the officer of the company in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer of the company in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, our constitution provides that each of our directors and other officers shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, VinFast may indemnify our directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to VinFast, or which would otherwise result in such indemnity being void under applicable Singapore laws.

No director or officer of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, we shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, no director (including managing director) or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his or her duties, unless the same happens through his or her own negligence, default, breach of duty or breach of trust.

We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York, 10004.

Comparison of Shareholder Rights

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of a company will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such appointment or removal is within the minimum number of directors provided in the constitution and the Singapore Companies Act. Our constitution provides that, subject to the Singapore Companies Act and, where applicable, the rules and regulations of Nasdaq or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in, the minimum number of directors will be two directors.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.	Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying a director against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the Company, except when the indemnity is against (i) any liability of the director to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance of any requirement of a regulatory nature (howsoever arising), or (ii) any liability incurred by the officer (A) in defending criminal proceedings in which he or she is convicted; (B) in defending civil proceedings brought by the company or a related company in which judgment is

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given against him or her; or (C) in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the Singapore courts refuses to grant him or her relief.

Our constitution provides that, subject to the provisions of and to the extent permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no director or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Under the Singapore Companies Act, an “officer” in relation to a corporation includes (a) any director or secretary of the corporation or a person employed in an executive capacity by the corporation, (b) a receiver and manager of any part of the undertaking of the corporation appointed under a power contained in any instrument, and (c) any liquidator of a company appointed in a voluntary winding-up, but does not include any receiver who is not also a manager, any receiver and manager appointed by the Singapore Court, any liquidator appointed by the Singapore Court or by the creditors, or a judicial manager appointed under Part 7 of the Singapore Insolvency, Restructuring and Dissolution Act 2018.

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Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders at the same time and in the same manner as it gives notice of the meeting, or if that is not practicable, not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Our constitution similarly provides that, subject to its provisions and any requirements of the Singapore Companies Act, our company may, by ordinary resolution whereby special notice has been given,

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remove any director before the expiration of the said director’s term and appoint a replacement.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Our constitution provides that our shareholders, by ordinary resolution at a general meeting, or our board of directors, at any time and from time to time, have the power to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution, as the case may be.

In the case of a public company, generally, the Singapore Companies Act provides that the directors must be appointed individually at a general meeting of shareholders. Subject to any provision in the Singapore Companies Act to the contrary, a motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it shall so be made has first been agreed to by the meeting without any vote being given against it, and a resolution passed in contravention of such requirement shall be void regardless of any objections raised by the directors.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment.

If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.

Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given).

Under the Singapore Companies Act, an entrenching provision may be included in the constitution with which a company is formed and may at any time be inserted into the constitution only if unanimously agreed upon by the shareholders of the company. An entrenching provision prevents certain specified provisions of the constitution from being altered in the manner provided by the Singapore Companies Act or except by (a) a resolution passed by a specified majority greater than 75% (the minimum majority required by the Singapore Companies Act for a special resolution) or (b) satisfaction of certain specified conditions. The Singapore Companies Act provides that such entrenching provision may be removed or altered only if unanimously agreed upon by the shareholders of the company.

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Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors.

Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

Subject to the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of our fiscal year (unless the Accounting and Corporate Regulatory Authority of Singapore authorizes an extension of time to hold such general meeting or as otherwise permitted by the Singapore Companies Act).

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called, signed by the requisitionists and deposited at the registered office of the company) by shareholders holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. Such extraordinary general meeting of the company is to be held as soon as practicable but in any case, not later than 2 months after the receipt by the company of the requisition. In addition, our constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Our constitution provides that the quorum at any general meeting shall be two members present in person or by proxy. If within half an hour from the time appointed for the general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the general meeting if convened on requisition of the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then the next business day following that public holiday) at the same time and place or to such other day, time or place as the Directors may determine. If at the

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adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

Unless excluded under the Singapore Companies Act, an annual general meeting of a company, an extraordinary general meeting of a company, a statutory general meeting of a company, a general meeting of an amalgamating company mentioned in section 215C or 215D of the Singapore Companies Act, a meeting of a class of members of a company, a meeting order by the Singapore Court under section 182 of the Singapore Companies Act and a meeting of creditors, members of a company, holders of units of shares of a company, or a class of such persons, ordered by the Singapore Court under section 210 of the Singapore Companies Act may be held (i) at a physical place; (ii) at a physical place and using virtual meeting technology; or (iii) using virtual meeting technology only. Under the Singapore Companies Act, “virtual meeting technology” means any technology that allows a person to participate in a meeting without being physically present at the place of meeting.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•   acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses

Under Section 172 of the Singapore Companies Act, any provision (whether in constitution, contract with company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying an officer of a company (including a director) against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director and officer insurance against any such liability which by law would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by

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(including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

the company or a related company in which judgment is given against him or her or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where an officer is sued by the company, the Singapore Companies Act gives the court the power to relieve officers either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the officer acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such officer’s appointment, to excuse the officer.

However, Singapore case law has indicated that such relief will not be granted to an officer who has benefited as a result of his or her breach of trust.

Our constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, willful default, breach of duty or breach of trust.

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Shareholder Approval of Issuance of Shares

Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long as the number of shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorized capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under the foregoing circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required for (i) any amendment to the corporation’s certificate of incorporation to increase the authorized capital and (ii) the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorized capital.

In addition, a corporation may issue one or more classes of stock or one or more series of stock within any class as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.

Any stock of any class or of any series thereof may be made convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at such price or prices or at such rate or rates of exchange and with such adjustments as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in a general meeting. Such authorization may be obtained by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of those shareholders present and voting in person or by proxy and entitled to vote on the resolution). Once this shareholders’ approval is obtained, unless previously revoked or varied by the company in a general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in a general meeting.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•   notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

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Corporation Law. See “—Interested Shareholders” above.

•   the company may by special resolution resolve that it be wound up voluntarily;

•   subject to the constitution of each amalgamating company, an amalgamation proposal in accordance with the full amalgamation procedures under the Singapore Companies Act that do not require a court order must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;

•   a compromise or arrangement proposed between a company and its shareholders, or any class of shareholders, must, among other things, be approved by a majority representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

•   notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting our company, under our constitution, whenever our company’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst our company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (a) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll (and on a poll shall, have one vote for every share of the class held by him entitled to vote at such meeting), but where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if

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obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (b) where all issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll. Save for the foregoing, our constitution does not provide for shareholders to approve resolutions by written means.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Standing

Only registered shareholders of our company reflected in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against our company or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certified shares and to be registered as shareholders in our company’s register of members in order to institute or enforce any legal proceedings or claims against our company, our directors or executive officers relating to shareholder rights.

Personal Remedies in Cases of Oppression or Injustice

A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (a) the company’s affairs are being conducted or the powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of one of more of the shareholders or holders of debentures of the company, including the applicant; or (b) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up or authorizing civil proceedings to be brought in the

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name of or on behalf of the company by such person or persons and on such terms as the Singapore court directs.

Derivative Actions and Arbitrations

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such derivative action or arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action or arbitration, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended or discontinued.

Class Actions

The concept of class action suits in the U.S., which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “representative plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital	The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits of the company (except as expressly authorized by the Singapore Companies Act and

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of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

every other legislation for the time being in force concerning companies and affecting our company).

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our constitution provides that no dividend can be paid otherwise than out of profits.

Acquisition of a Company’s Own Shares

The Singapore Companies Act generally prohibits a company from acquiring or purporting to acquire its own shares, the shares of its holding company or the shares of its ultimate holding company, whether directly or indirectly, in any way, subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires or purports to acquire its own shares or shares in its holding company or ultimate holding company is void subject to the exception below. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•   redeem redeemable preference shares on such terms and in such manner as is provided by its constitution. Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Accounting and Corporate Regulatory Authority of Singapore;

•   whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•   make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting;

•   whether or not it is listed on an approved exchange in Singapore or any securities

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exchange outside Singapore, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution; and

•   where it is listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with terms and limits authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company during a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares, stock in any class or non-redeemable preference shares (as the case may be) as of the date of the resolution passed to authorize the acquisition of the shares. Where, however, a company has reduced its share capital by a special resolution of the general meeting or a Singapore court has made an order to such effect, the total number of ordinary shares, stocks in any class or non-redeemable preference shares (as the case may be) shall be taken to be the total number of ordinary shares, stocks in any class or non-redeemable preference shares (as the case may be) as altered by the special resolution or the order of the Singapore court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s distributable profits or capital, provided that the company is solvent.

Our constitution provides that subject to the provisions of the Singapore Companies Act, (where applicable) the rules and regulations of Nasdaq or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in and any applicable legislation or regulation, we may purchase or otherwise acquire our issued shares on such terms and in such manner as we may think fit and in the manner prescribed by the Singapore Companies Act. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted by the Singapore Companies Act. On cancellation of the shares, the number of issued shares of the company shall be diminished by the number of shares so cancelled, and where any such

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cancelled shares were purchased or acquired out of the capital of the company, the amount of the share capital of the company shall be reduced accordingly.

Financial Assistance for the Acquisition of Shares

A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:

•   the acquisition or proposed acquisition of shares in the company or units of such shares; or

•   the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company or ultimate holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, save in respect of certain restricted transactions as described below, directors and chief executive officers are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or, as the case may be, chief executive officer’s knowledge, declare the nature of such interest at a meeting of the directors or send a written notice to the company detailing the fact and the nature, character and extent of the interest in the transaction or proposed transaction with the company.

In addition, a director or chief executive officer who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s or, as the case may be, chief

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executive officer’s duties as director or chief executive officer is required to declare the fact and the nature, character and extent of the conflict at a meeting of the directors or send a written notice to the company detailing the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or, as the case may be, chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).

There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as not being a material interest. Where the transaction or the proposed transaction relates to any loan to the company, a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where the director or chief executive officer (as the case may be) has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company), a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of that corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among other things, (i) making a loan or quasi-loan to its directors or to directors of a related corporation (a “relevant director”), (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan

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made to a relevant director, (iii) entering into a credit transaction as creditor for the benefit of a relevant director, (iv) entering into any guarantee or providing any security in connection with a credit transaction entered into by any person for the benefit of a relevant director, (v) taking part in an arrangement under which another person enters into a transaction which, if entered into by the company, would have been a restricted transaction under (i) to (iv) above or (vi) below and such person obtains a benefit from the company or its related corporation pursuant thereto, or (vi) arranging the assignment to the company, or assumption by the company, of any rights, obligations or liabilities under a transaction that, if it had been entered into by the company, would have been a restricted transaction under (i) to (v) above.

Companies are also prohibited from making loans or quasi-loans to its directors’ spouse or children (whether adopted or natural or step-children), or giving a guarantee or security in connection with such a loan or quasi-loan.

Subject to specified exceptions, the Singapore Companies Act also prohibits a company (other than an exempt private company) from making a loan or a quasi-loan to another company or a limited liability partnership or a variable capital company or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company, a limited liability partnership or a variable capital company by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company, a limited liability partnership or a variable capital company, or entering into any guarantee or provide any security in connection with a credit transaction entered into by any person for the benefit of another company, a limited liability partnership or a variable capital company if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company or the limited liability partnership or the variable capital company (as the case may be), unless there is prior approval by the company in general meeting for the making of, provision for or entering into the loan, quasi-loan, credit transaction, guarantee or security (as the case may be) at which the interested director or directors, and his, her or their family members, abstained from voting.

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Such prohibition shall extend to apply to a loan, quasi-loan, credit transaction made by a company, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company, limited liability partnership or a variable capital company where such other company or limited liability partnership or variable capital company is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company, limited liability partnership or variable capital company or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

The Singapore Companies Act also provides that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

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Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Our constitution provides that, subject to the Singapore Companies Act, every other legislation for the time being in force concerning companies and affecting the company and our constitution, the directors may, subject to prior approval of the company in general meeting, allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the directors may think fit. Any such shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the directors may think fit. Preference shares may be issued which are or at the option of our company are liable to be redeemed, the terms and manner of redemption being determined by our directors.

Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

On August 2, 2023, the Securities Industry Council of Singapore waived application of the Singapore Take-over Code in respect of our Company, subject to certain exceptions. Pursuant to the waiver, our Company is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the waiver, our board of directors had submitted to the SIC a written confirmation to the effect that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and that it is the unanimous view of our board of directors that obtaining the waiver is in the interest of our company.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain of our indebtedness.

Indebtedness from Vingroup Affiliates

See “Related Party Transactions—Transactions with Vingroup Affiliates—Loans to VinFast” and “Corporate History and Structure—Reorganization.”

$310,000,000 Term Loan Facility

On November 8, 2019, we entered into a loan facility of up to $310,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR until April 20, 2023, and after that date, at a rate per annum equal to the aggregate of 3.45% plus the three-month SOFR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. Our collateral cover ratio in respect of loans totaling VND29,636.8 billion under this facility, the $400,000,000 term loan facility, the $200,000,000 term loan facility and the $950,000,000 Hermes covered term loan facility fell below the required ratio as of September 30, 2022 but was restored subsequently by Vingroup to meet the required ratio. See “Risk Factors—Risks Relating to Our Business and Industry—We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” In addition, under this facility, Vingroup must maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period. The facility also includes restrictions on, amongst others, change of business and domicile, restructuring, asset disposal, granting of financial indebtedness or guarantee, amendments to constitutional documents, arm’s length transaction, payment of dividends, debt service account, an onshore dividend account, use of proceeds from the loan, security perfection and valuation. In addition, we may not create any security interests on any of our assets, except where it is commercially reasonable to do so or, in respect of us and Vingroup, for the purpose of investing in, developing, expanding or growing certain permitted business. The facility contains customary voluntary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam or Vingroup ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

$400,000,000 Term Loan Facility

On April 12, 2018, we entered into a $400,000,000 term loan facility with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matured on the date falling 60 months after the first utilization date. Borrowings under the facility bore interest at a rate per annum equal to the aggregate of 3.5% plus the three-month LIBOR. Obligations in respect of the facility were guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion. We repaid this loan at its maturity date.

$200,000,000 Term Loan Facility

On December 10, 2021, we entered into a term loan facility of up to $200,000,000 with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR until March 8, 2023, and after that date, at a rate per annum equal to the aggregate of 3.45% plus the three-month SOFR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion. The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. As of December 31, 2022, our collateral cover ratio in respect of loans totaling VND2,290.6 billion ($96.2 million) under this facility was below the required ratio. The collateral cover ratio was subsequently restored by Vingroup to meet the required ratio. As of September 30, 2023, our collateral cover ratio in respect of a loan amounting to VND2,385 billion ($97.9 million) under this facility fell below the required ratio. As of the date of this prospectus, we are in the process of restoring the collateral cover ratio by providing additional assets as collateral pursuant to the relevant contractual agreement. See “Risk Factors—Risks Relating to Our Business and Industry—We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” In addition, under this facility, the facility contains other covenants, customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

$950,000,000 Hermes Covered Term Loan Facility

On September 25, 2018, we entered into a Hermes covered term loan facility of up to $950,000,000 with the lender parties thereto, and Credit Suisse AG, as facility agent and security agent. The facility matures 120 months from the earlier of (i) 24 months from the agreement date, and (ii) the issuance of the last of the final acceptance certificates for the supply of deliveries and services under our supply contracts with suppliers of parts for the construction of our manufacturing facility. Borrowings under the facility bear interest at a rate of 0.75% margin per annum plus the six-month LIBOR until March 13, 2023, and after that date, at a rate per annum equal to the aggregate of 1.18% plus the six-month SOFR.

Obligations in respect of the facility are guaranteed by Vingroup. Obligations under the facility are secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “—$310,000,000 Term Loan Facility” and “Risk Factors—Risks Relating to Our Business and Industry—We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” In addition, under this facility, Vingroup must also maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period ending on or prior to the date falling 72 months from the date of the facility and greater than 1.20 times for each measurement period ending after the date falling 72 months from the date of the facility.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts on the facility if (i) any obligation of Hermes under the Hermes guarantee ceases to be legal, valid, binding or enforceable or the Hermes Guarantee ceases to be in full force and effect, or (ii) Hermes avoids, rescinds, repudiates, suspends, cancels or terminates all or part of the Hermes guarantee or evidences in writing an intention to do so.

The facility contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions similar to the $310,000,000 Term Loan Facility described above.

As of September 30, 2023, our collateral cover ratio in respect of the loan amounting to VND13,868 billion ($571.2 million) under this facility fell below the required ratio. The required ratio was subsequently restored as a result of the appreciation of the value of our collateral.

$300,000,000 Term Loan Facility

On November 3, 2022, we entered into a loan facility of up to $300,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. Each loan obtained under the facility matures on either (i) the date falling 36 months from the date such loan was made, in the case such loan amounts to 50% of the total amount of loans borrowed, or (ii) the date falling 48 months from the date such loan was made. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 2.6% per annum and the term secured overnight financing rate administered by CME Group Benchmark Administration Limited as of a specified time and for a period equal in length to the term of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Vietnam Technological and Commercial Joint Stock Bank (“TCB”) and secured by a debt service reserve account.

The facility requires us to comply with a number of covenants, including furnishing our financial statements. The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham Nhat Vuong collectively cease to have beneficial ownership of more than 50% of our voting shares or cease to have the power to direct our management and policies or where we cease to control any of VinFast Manufacturing US, LLC or any subsidiary owning any of our manufacturing facilities in the U.S., or VinFast Auto LLC.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants or security, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our company, TCB, our subsidiaries or any of TCB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, failure to meet the interest reserve requirement and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

$132,000,000 Green Financing Package

On October 21, 2022, we entered into a common terms agreement with the lender parties thereto and Asian Development Bank, as lead arranger for term loan facilities amounting up to $132.0 million.

Each of the ADB Facilities matures on the date falling seven years after its first utilization date. Borrowings under each facilities bear interest at a rate per annum equal to the aggregate of 3.6% per annum and the compounded secured overnight financing rate determined by the facility agent on a banking day during the term of the loan. The facilities are guaranteed by Vingroup and secured by mortgages over a debt service reserve account, an onshore dividend account and shares of Vinhomes and Vincom Retail Joint Stock Company held by Vingroup and/or Vingroup’s subsidiaries.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests and contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

2019 TCBS Bonds

We issued bonds in the principal amount of VND10,000 billion in 2019 through a private placement underwritten by Techcom Securities Joint Stock Company (“TCBS”). The bonds bore interest at a rate of (i) 10% per annum for the first four interest periods (i.e. the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 4% and the average savings deposit interest rate of Bank for Investment and Development of Vietnam (“BIDV”), Joint Stock Commercial Bank for Foreign Trade of Vietnam (“VCB”), Vietnam Joint Stock Commercial Bank of Industry and Trade (“VietinBank”) and TCB for each interest period thereafter. Obligations in respect of the bonds were guaranteed by Vingroup. The bonds matured in November and December 2022 and were fully repaid in 2022 using related party loans and available cash.

2021 TCBS Bonds

We issued bonds in the aggregate principal amount of VND11,500 billion in 2021 in a private placement through TCBS. The bonds have a maturity date of up to 36 months from the issuance date. The bonds have a coupon rate of (i) 9% to 9.25% per annum for the first four coupon periods (i.e., the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 3.9% to 3.8% and the average 12-month savings deposit interest rate of BIDV, VCB, VietinBank, and TCB for each interest period thereafter.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares of a Vingroup subsidiary owned by Vingroup, all immovable, movable and property rights to a development project owned by Vinpearl Joint Stock Company (“Vinpearl”) and other assets.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us and Vingroup (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affects the rights and benefits of bondholders. We are also required to maintain a ratio of the sum of total unpaid debts and value of outstanding bonds to total owners’ equity of no more than 20 times. If such ratio exceeds 20 times, we are not permitted to pay any cash dividends until such ratio decreases to 20 times or less.

We may redeem the bonds at any time after 12 months from the issuance date upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

As of March 31, 2023, our collateral cover ratio was less than the required ratio specified. We subsequently restored the collateral cover ratio by providing additional assets as collateral pursuant to the relevant contractual agreements and have completed administrative procedures with the relevant regulatory body to register the additional collateral.

2022 TCBS Bonds

In 2022, we issued bonds in the aggregate principal amounts of VND2,000 billion and VND1,200 billion through TCBS. The bonds have a maturity date of up to 36 months from the issuance date. The bonds have a coupon rate of (i) 9.26% to 10.42% per annum for the first four coupon periods and (ii) the sum of 3.9% to 5% and the average 12-month savings deposit interest rate applicable to individual customers of BIDV, VCB, VietinBank and TCB for each interest period thereafter.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by Vingroup shares owned by VIG and shares of a Vingroup subsidiary owned by Vingroup.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us, Vingroup and VIG (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affects the rights and benefits of bondholders.

We may redeem the bonds at any time upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

As of March 31, 2023, our collateral cover ratio was less than the required ratio specified. We subsequently restored the collateral cover ratio by providing additional assets as collateral pursuant to the relevant contractual agreements and have completed administrative procedures with the relevant regulatory body to register the additional collateral.

2023 TCBS Bonds

In 2023, we issued bonds in the aggregate principal amount of VND5,000 billion ($207.6 million) through TCBS. The bonds have a maturity date ranging from 18 to 20 months from the issuance date. The bonds have a coupon rate of 14.4% to 14.5% per annum until the maturity date or redemption date, whichever is earlier.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares of Vingroup.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information (including, amongst others, financial statements, list of primary subsidiaries, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affects the rights and benefits of bondholders.

We may redeem the bonds at any time upon prior notice, subject to the bondholders’ consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

TAXATION

The following summary of Singapore and U.S. federal income tax considerations of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than Singapore and the U.S. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of Rajah & Tann Singapore LLP, our Singapore counsel.

Certain Singapore Taxation Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

(i)	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

(ii)	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under the following scenarios:

(a)	a divesting company whose gains or profits from the disposal of shares are included as part of its income based on the provisions of section 26 of the SITA;

(b)	the disposal of shares by a partnership, limited partnership and limited liability partnership one or more of the partners of which is a company or are companies; or

(c)	the disposal of shares on or after 1 June 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Singapore Comptroller of Income Tax is satisfied—

(i)	is in the business of trading immovable properties situated in Singapore or elsewhere;

(ii)	principally carries on the activity of holding immovable properties situated (whether in Singapore or elsewhere), whereby passive or no income is derived; or

(iii)	has undertaken property development (whether in Singapore or elsewhere), except where—

(A)

the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business mentioned in sub-paragraph (i); and

(B)	the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39—Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109—Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9—Financial Instruments, or SFRS(I) 9 may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular titled “Income Tax Implications Arising from the Adoption of FRS 39—Financial Instruments: Recognition and Measurement.”

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular titled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109—Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore.

Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or open market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the Singapore Goods and Services Tax Act 1993 or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate, which is currently 8.0%. This rate will be raised from 8.0% to 9.0% with effect from January 1, 2024. Similar services rendered by a GST-registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST-registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

U.S. Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), of an investment in the ordinary shares. This summary applies only to U.S. Holders that acquire ordinary shares in exchange for cash in the offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the U.S. as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, the “Code,” and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. We have not sought and do not intend to seek any rulings from the IRS regarding the matters in this discussion. The statements in this prospectus are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate, gift, Medicare or alternative minimum tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the U.S.;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities or arrangements and persons holding ordinary shares through such partnerships.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON- U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Dividends and Other Distributions on Ordinary Shares

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our ordinary shares in the foreseeable future. However, if we do make distributions of cash or property on our ordinary shares, and subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by us with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all such distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) (i) our ordinary shares are listed on and considered readily tradable on an established securities market in the U.S., or (ii) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements are met. In this regard, our ordinary shares will generally be considered to be readily tradable on an established securities market in the U.S. if they continue to be listed on Nasdaq. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares. As of the date hereof, there is no income tax treaty in effect between the U.S. and Singapore.

Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the foreign jurisdiction or under a tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. U.S. Treasury regulations restrict the availability of any such credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the foreign jurisdiction. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes interest, dividends, royalties and other investment income, with certain exceptions. For purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment in those ordinary shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

Based on our current and expected income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement and our current and anticipated market capitalization), we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if we are considered a PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also classified as PFICs (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any lower-tier PFICs we may own.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain specified entities) that hold an interest in “specified foreign financial assets” (which may include the ordinary shares) are required to report information (on IRS From 8938) relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION

The ordinary shares offered by this prospectus are being offered by Yorkville. The ordinary shares may be sold or distributed from time to time by Yorkville directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the ordinary shares offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for our ordinary shares;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the ordinary shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the ordinary shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Yorkville has informed us that it intends to use one or more registered broker-dealers to effectuate all sales of our ordinary shares that it has subscribed for and may in the future subscribe for from us pursuant to the Yorkville Subscription Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Such registered broker-dealer may, in some circumstances (or instance if such registered broker-dealer’s involvement is not limited to receiving commission not in excess of the usual and customary distributors’ or sellers’ commissions), be considered to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Yorkville has informed us that each such broker-dealer will receive commissions from Yorkville that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the ordinary shares offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the ordinary shares sold by Yorkville through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of ordinary shares sold by Yorkville may be less than or in excess of customary commissions. Neither we nor Yorkville can presently estimate the amount of compensation that any agent will receive from any purchasers of ordinary shares sold by Yorkville.

EXPENSES RELATED TO THIS OFFERING

We estimate that our expenses in connection with the offer and sale of our ordinary shares by Yorkville will be as follows. With the exception of the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$65,127.95
FINRA Fee	—
Printing and Engraving Expenses	$100,000.00
Legal Fees and Expenses	$350,000.00
Accounting Fees and Expenses	—
Miscellaneous Expenses	—

Total	$515,127.95

In connection with the entry into the Yorkville Subscription Agreement, we paid YA Global II SPV, LLC, a subsidiary of Yorkville, a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, we will issue 800,000 Commitment Shares to Yorkville within two trading days from the date of this prospectus. As additional expenses relating to the offering will depend on the number of ordinary shares that we issue to Yorkville under the Yorkville Subscription Agreement and the market price prior to such issuances, we cannot reliably estimate all the expenses to be incurred in connection with the offer and sale of our ordinary shares by Yorkville hereunder.

We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

LEGAL MATTERS

Certain legal matters of U.S. federal securities and New York State laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares offered in this offering and certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP.

EXPERTS

The consolidated financial statements of VinFast Auto Ltd. at December 31, 2022 and 2021, and for the years then ended, which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young Vietnam Limited, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young Vietnam Limited is at 28th Floor, Bitexco Financial Tower, 2 Hai Trieu Street, Ho Chi Minh City, District 1 700000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the periodic reporting and other information requirements of the Exchange Act as applicable to a “foreign private issuer,” and we will file annual reports and other information from time to time with the SEC in accordance with such requirements. Our SEC filings will be available to the public on the internet at a website maintained by the SEC located at www.sec.gov.

We also maintain a website at www.vinfastauto.us. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Financial Statements of VinFast Auto Ltd.
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2022 and June 30, 2023	F-3
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2022 and 2023	F-5
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Loss for the three months and six months ended June 30, 2022 and 2023	F-6
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the three months and six months ended June 30, 2022 and 2023	F-7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2023	F-10
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-12

VinFast Auto Ltd.

[Formerly known as VinFast Auto Pte. Ltd.]

Unaudited Interim Condensed Consolidated financial statements as of and for the three and six months ended June 30, 2022 and 2023

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		4,271,442	1,600,653	67,254,328
Trade receivables		652,922	355,683	14,944,664
Advances to suppliers		8,968,752	5,334,949	224,157,521
Inventories, net	5	21,607,277	24,022,069	1,009,330,630
Short-term prepayments and other receivables		6,457,169	6,678,594	280,613,193
Short-term derivative assets	13	532,718	440,425	18,505,252
Current net investment in sales-type lease	14	5,448	21,117	887,269
Short-term investments		3,902	3,989	167,605
Short-term amounts due from related parties	11	1,978,097	391,784	16,461,513
Assets classified as held for sale	15	360,893	353,049	14,833,992

Total current assets		44,838,620	39,202,312	1,647,155,966

NON-CURRENT ASSETS
Property, plant and equipment, net		57,188,667	63,322,217	2,660,597,353
Intangible assets, net	7	1,461,071	1,515,011	63,655,924
Goodwill	7	272,203	272,203	11,437,101
Operating lease right-of-use assets		4,558,983	6,905,579	290,150,378
Long-term derivative assets	13	696,332	309,614	13,008,992
Long-term advances to suppliers		29,082	—	—
Long-term prepayments		7,611	37,920	1,593,277
Non-current net investment in sales-type lease	14	82,062	225,277	9,465,420
Long-term amounts due from related parties	11	44,533	47,445	1,993,487
Other non-current assets		4,426,135	4,990,736	209,694,790

Total non-current assets		68,766,679	77,626,002	3,261,596,723

TOTAL ASSETS		113,605,299	116,828,314	4,908,752,689

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	8	14,579,553	15,170,731	637,425,672
Trade payables		16,636,820	15,953,666	670,322,101
Deposits and down payment from customers	9	1,572,537	487,920	20,500,840
Short-term deferred revenue		107,448	127,053	5,338,361
Short-term accruals		11,056,666	12,307,182	517,108,487
Other current liabilities		4,177,978	4,134,982	173,738,739
Current operating lease liabilities		768,883	1,296,743	54,485,000
Amounts due to related parties	11	17,325,317	42,208,018	1,773,446,134

Total current liabilities		66,225,202	91,686,295	3,852,365,336

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	8	41,624,960	40,730,992	1,711,386,218
Long-term financial liability	13	15,180,723	16,083,583	675,780,798
Other non-current liabilities		606,429	6,432,066	270,254,874
Non-current operating lease liabilities		3,256,351	5,091,287	213,919,622
Long-term deferred revenue		499,395	721,011	30,294,580
Deferred tax liabilities		947,981	920,955	38,695,588
Long-term accruals		16,007	24,188	1,016,303
Amounts due to related parties	11	21,918,710	18,461,814	775,706,471

Total non-current liabilities		84,050,556	88,465,896	3,717,054,454

Commitments and contingencies	16

DEFICIT
Ordinary shares, no par value – VinFast Auto (2,299,999,998 shares issued and outstanding as of December 31, 2022 and June 30, 2023)		871,021	871,021	36,597,521
Accumulated losses		(127,188,455)	(153,785,023)	(6,461,555,588)
Additional paid-in capital		12,311,667	12,311,667	517,296,933
Other comprehensive loss		(104,065)	(101,456)	(4,262,857)

Deficit attributable to equity holders of the parent		(114,109,832)	(140,703,791)	(5,911,923,992)

Non-controlling interests		77,439,373	77,379,914	3,251,256,891

Total deficit		(36,670,459)	(63,323,877)	(2,660,667,101)

TOTAL DEFICIT AND LIABILITIES		113,605,299	116,828,314	4,908,752,689

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	3,031,170	7,487,874	314,616,555	6,080,498	9,024,493	379,180,378
Sales of merchandise	—	—	—	46,414	38,269	1,607,941
Sales of spare parts and components	328,841	180,793	7,596,345	1,035,409	372,338	15,644,454
Rendering of services	59,431	98,266	4,128,824	109,059	172,987	7,268,361

Rental income
Revenue from leasing activities	19,860	185,598	7,798,235	46,318	316,070	13,280,253

Revenues (*)	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

Cost of vehicles sold	(5,638,988)	(10,199,944)	(428,569,076)	(11,329,856)	(15,439,163)	(648,704,328)
Cost of merchandise sold	—	—	—	(46,245)	(38,533)	(1,619,034)
Cost of spare parts and components sold	(216,277)	(49,953)	(2,098,866)	(896,153)	(230,826)	(9,698,571)
Cost of rendering services	(74,858)	(215,130)	(9,039,076)	(133,703)	(388,596)	(16,327,563)
Cost of leasing activities	(33,716)	(202,126)	(8,492,689)	(44,412)	(350,431)	(14,723,991)

Cost of sales	(5,963,839)	(10,667,153)	(448,199,706)	(12,450,369)	(16,447,549)	(691,073,487)

Gross loss	(2,524,537)	(2,714,622)	(114,059,748)	(5,132,671)	(6,523,392)	(274,092,101)

Operating expenses
Research and development costs	(6,871,280)	(3,613,061)	(151,809,286)	(10,447,838)	(8,620,764)	(362,216,975)
Selling and distribution costs	(969,914)	(1,291,284)	(54,255,630)	(2,291,600)	(2,569,141)	(107,947,101)
Administrative expenses	(586,689)	(1,457,018)	(61,219,244)	(1,123,315)	(2,560,861)	(107,599,202)
Net other operating expenses	(588,003)	(154,438)	(6,488,992)	(615,488)	(98,538)	(4,140,252)

Operating loss	(11,540,423)	(9,230,423)	(387,832,899)	(19,610,912)	(20,372,696)	(855,995,630)

Finance income	36,015	26,050	1,094,538	79,618	41,263	1,733,739
Finance costs	(1,880,423)	(2,749,685)	(115,532,983)	(3,426,910)	(5,072,547)	(213,132,227)
Net (loss)/gain on financial instruments at fair value through profit or loss	(273,370)	(607,610)	(25,529,832)	660,286	(1,279,073)	(53,742,563)

Loss before income tax expense	(13,658,201)	(12,561,668)	(527,801,176)	(22,297,918)	(26,683,053)	(1,121,136,681)

Tax income/(expense)	6,383	26,466	1,112,017	(1,014,237)	27,026	1,135,546

Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)

Net loss attributable to controlling interest	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

(*) Including sales to related parties in the three months ended June 30, 2022 and 2023 and six months ended June 30, 2022 and 2023 of VND335,107 million; VND5,584,112 million (USD234.6 million); VND1,169,681 million and VND5,833,858 million (USD245.1 million), respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Total comprehensive loss for the period, net of tax	(13,690,327)	(12,513,769)	(525,788,613)	(23,320,864)	(26,653,418)	(1,119,891,513)
Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)

Comprehensive loss attributable to controlling interest	(13,679,395)	(12,492,052)	(524,876,134)	(23,298,127)	(26,604,080)	(1,117,818,487)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)

						Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted	2,298,963,211	2,299,999,998	2,299,999,998	2,298,963,211	2,299,999,998	2,299,999,998

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the three months ended June 30, 2022:
As of April 1, 2022	2,298,963,211	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)
Net loss for the period	—	—	—	(13,640,886)	—	(10,932)	(13,651,818)
Foreign currency translation adjustment	—	—	—	—	(38,509)	—	(38,509)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(100,706,336)	(72,203)	5,962,585	(94,262,062)

Additional capital contribution to VinFast Vietnam	—	—	646,655	—	—	—	646,655

Balance as of June 30, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the three months ended June 30, 2023:
Balance as of April 1, 2023	2,299,999,998	871,021	12,311,667	(141,271,538)	(122,889)	77,401,631	(50,810,108)
Net loss for the period	—	—	—	(12,513,485)	—	(21,717)	(12,535,202)
Foreign currency translation adjustments	—	—	—		21,433	—	21,433

Balance as of June 30, 2023 (Unaudited)	2,299,999,998	871,021	12,311,667	(153,785,023)	(101,456)	77,379,914	(63,323,877)

USD (Unaudited)		36,597,521	517,296,933	(6,461,555,588)	(4,262,857)	3,251,256,891	(2,660,667,101)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the six months ended June 30, 2022:
As of January 1, 2022	2,298,963,211	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the period	—	—	—	(23,289,418)	—	(22,737)	(23,312,155)
Foreign currency translation adjustment	—	—	—	—	(8,709)	—	(8,709)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(100,706,336)	(72,203)	(37,415)	(100,262,062)

Additional capital contribution to VinFast Vietnam	—	—	646,655	—	—	6,000,000	6,646,655

Balance as of June 30, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the period from July 1, 2022 to December 31, 2022:
Balance as of July 1, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)
Net loss for the period	—	—	—	(26,494,377)	—	(42,338)	(26,536,715)
Foreign currency translation adjustments	—	—	—	—	(31,862)	—	(31,862)

Total comprehensive income/(loss)	2,298,963,211	553,892	646,655	(127,200,713)	(104,065)	5,920,247	(120,183,984)

Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	71,515,874	71,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners	—	—	11,665,012	—	—	—	11,665,012

Balance as of December 31, 2022	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the six months ended June 30, 2023:
Balance as of January 1, 2023	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)
Net loss for the period	—	—	—	(26,606,689)	—	(49,338)	(26,656,027)
Foreign currency translation adjustments	—	—	—	—	2,609	—	2,609

Total comprehensive income/(loss)	2,299,999,998	871,021	12,311,667	(153,795,144)	(101,456)	77,390,035	(63,323,877)

Decrease of ownership in existing subsidiaries without losing control	—	—	—	10,121	—	(10,121)	—

Balance as of June 30, 2023 (Unaudited)	2,299,999,998	871,021	12,311,667	(153,785,023)	(101,456)	77,379,914	(63,323,877)

USD (Unaudited)		36,597,521	517,296,933	(6,461,555,588)	(4,262,857)	3,251,256,891	(2,660,667,101)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES

Net loss for the period	(23,312,155)	(26,656,027)	(1,120,001,134)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,806,904	2,511,264	105,515,294
Amortization of intangible assets	1,479,172	113,261	4,758,866
Impairment of assets and changes in fair value of held for sale assets	39,259	862,561	36,242,059
Changes in operating lease right-of-use assets	187,207	570,103	23,953,908
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,779,274	4,636,460	194,809,244
Deferred tax expenses/(income)	1,014,237	(27,026)	(1,135,546)
Unrealized foreign exchange losses	592,844	167,064	7,019,496
Investment losses	18,962	—	—
Net (gain)/losses on financial instruments at fair value through profit or loss	(660,286)	1,279,073	53,742,563
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	917,271	1,582,016	66,471,261

Change in working capital:
Trade receivables and advance to suppliers	1,086,977	4,053,598	170,319,244
Inventories	(3,956,198)	(6,418,463)	(269,683,319)
Trade payables, deferred revenue and other payables	2,654,005	(3,640,389)	(152,957,521)
Operating lease liabilities	(160,284)	(565,412)	(23,756,807)
Prepayments, other receivables and other assets	(67,887)	345,613	14,521,555

Net cash flows used in operating activities	(15,580,698)	(21,186,304)	(890,180,840)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(5,530,036)	(15,727,008)	(660,798,655)
Repayment under a business investment and cooperation contract	(968,773)	—	—
Proceeds from disposal of property, plant and equipment	170,017	922,675	38,767,857
Disbursement of bank deposit	(5,654)	—	—
Collection of loans	1,017,000	545,400	22,915,966
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	—	—

Net cash flows used in investing activities	(5,319,686)	(14,258,933)	(599,114,832)

FINANCING ACTIVITIES
Capital contribution from owners	6,000,000	—	—
Deemed contribution from owners	646,655	—	—
Proceeds from borrowings	31,634,689	42,914,466	1,803,128,824
Cash received under a business cooperation contract	—	5,875,000	246,848,739
Repayment of borrowings	(18,482,853)	(15,372,426)	(645,900,252)

Net cash flows from financing activities	19,798,491	33,417,040	1,404,077,311

Net decrease in cash and cash equivalents and restricted cash	(1,101,893)	(2,028,197)	(85,218,361)
Cash, cash equivalents and restricted cash at beginning of the period	3,024,916	4,271,442	179,472,353
Net foreign exchange difference on cash, cash equivalents and restricted cash	3,473	24,422	1,026,134

Cash, cash equivalents and restricted cash at end of the period	1,926,496	2,267,667	95,280,126

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	2,591,952	5,512,701	231,626,092
Establishment of right-of-use assets and lease liabilities at commencement dates	1,232,320	2,968,837	124,741,050

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)	Corporate information

VinFast Auto Ltd. (formerly known as VinFast Auto Pte. Ltd.) (“VinFast Auto”, “VinFast” or “the Company”) is a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)	The Business Combination Agreement

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast Auto (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade (“Merger”), with Black Spade as the surviving entity and a wholly-owned subsidiary of VinFast after the Merger.

In connection with and prior to, the Business Combination Agreement, (i) on July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company under the name “VinFast Auto Ltd.”; and (ii) VinFast effected a share consolidation such that the number of issued and outstanding ordinary share in the capital of VinFast was reduced from 2,412,852,458 to 2,299,999,998 ordinary shares.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger as a wholly-owned subsidiary of the Company, (ii) on August 14, 2023, each issued and outstanding Class B Ordinary Share of Black Spade (“BSAQ Class B Ordinary Shares”), par value $0.0001 per share and each issued and outstanding Class A ordinary share of Black Spade, par value $0.0001 per share (other than BSAQ Class A ordinary shares that were treasury shares, validly redeemed shares, or BSAQ dissenting shares) were converted into one VinFast Ordinary Share; and (iii) VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”) dated as of August 11, 2023, and on August 14, 2023, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s initial public offering were exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

On August 14, 2023, VinFast Auto Ltd. announced the completion of the previously announced business combination with Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), pursuant to the business combination agreement, dated as of May 12, 2023, by and among the Company, Black Spade, and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(b)	The Business Combination Agreement (continued)

Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the backstop subscription agreement, dated as of August 10, 2023, by and among the Company, Sponsor and Lucky Life Limited (the “Backstop Subscriber”), on August 14, 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate purchase price of $16.4 million (the “Backstop Subscription”).

As a result of the foregoing transactions, there were 2,307,170,695 ordinary shares and 14,829,989 warrants outstanding as of August 14, 2023.

On August 15, 2023, VinFast’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW,” respectively.

(c)	Basis of presentation

The management of VinFast Auto Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Group.

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2022. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Group for each of the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022.

(d)	Going concern basis of accounting

The Group has prepared the unaudited interim condensed consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(d)	Going concern basis of accounting (continued)

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND26,656.0 billion (USD1,120.0 million) for the six months ended June 30, 2023. Accumulated losses amounted to VND153,785.0 billion (USD6,461.6 million) as of June 30, 2023. The Group is also in a net current liability position of VND52,484.0 billion (USD2,205.2 million) as of June 30, 2023.

As of June 30, 2023, the Group’s consolidated balance of cash and cash equivalents was VND1,600.7 billion (USD67.2 million) (as of December 31, 2022: VND4,271.4 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the unaudited interim condensed consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the consummation of external financing projects. The Group also relies on the financial support from Vingroup JSC, who will undertake necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and other legal consolidated entities. All intercompany transactions and balances within the Group are eliminated upon consolidation.

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

c)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers. From

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section d) Warranty provisions.

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(e)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services which is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2022, revenue recognized during the six months ended June 30, 2023 was VND48.3 billion (USD2.0 million). Of the total deferred revenue as of June 30, 2023, the Group expects to recognize VND48.8 billion (USD2.1 million) of revenue in the remainder of 2023. The remaining balance will be recognized over the performance period.

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In April 2023, the Group launched a residual value guarantee program in Vietnam of which the Group has the choice to repurchase VinFast electric vehicles from customers after five years of their use. Purchases under the program would be made at predetermined prices which would be a percentage of the original price based on the vehicle model after 5 years and within 90 days from the end of year 5th. Alternatively, the Group may also choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

The Group accounts for this program in accordance with ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. Accordingly, the Group recognizes revenue when control transfer upon delivery and bifurcate the RVG at fair value and account for it as a guarantee liability. The remaining amount of the transaction price is allocated among the performance obligations, in proportion to the standalone selling price of performance obligations.

The guarantee liability represents the estimated amount the Group expects to pay after five years. The Group is released from residual risk upon either expiration or settlement of the RVG. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability. As of June 30, 2023, the RVG liability was insignificant.

US market

The Group provides an RVG to its commercial banking partner in connection with its vehicle leasing program. Under the vehicle leasing program, the Group generally receives full payment for the vehicle sales price at the time of delivery or shortly after delivery, does not bear casualty and credit risks during the lease term, and is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner and a predetermined resale value.

During the first six months of 2023, California residents have the option to lease the VF8 “City Edition” for either 24 or 36 months and customers who have elected to take delivery of the VF 8 “City Edition” are qualified for the VinFast Lease Forward Program following a 12-month leasing period. This program allows eligible customers to exchange their VF8 “City Edition” for the VF8 (87.7 kWh battery) with the same trim (Eco or Plus), which offers a longer driving range, without any increase in lease payments. Vehicle sales via leasing program with commercial banking partner to consumers who participate the Lease Forward Program are accounted for as operating leases. Estimated lease revenue is recorded ratably over the estimated term of the lease based on the difference between net sales proceeds and the guaranteed repurchase amount because the Group believes the customer has a significant economic incentive to exercise the option of exchanging the car provided to them. The Lease Forward Program has ceased from September 2023.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

d)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Warranty provisions (continued)

future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and June 30, 2023, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the unaudited interim condensed consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the six months ended on June 30,
	2022	2023	2023
	VND million	VND million	USD
Accrued warranty at beginning of the period	335,469	861,221	36,185,756
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(5,101)	(37,920)	(1,593,277)
Provision for warranty (i)	490,419	521,522	21,912,689
Utilized	(33,351)	(156,398)	(6,571,345)

Accrued warranty at ending of the period	787,436	1,188,425	49,933,824

Including: Accrued warranty, current	251,961	338,152	14,208,067
Accrued warranty, non-current	535,475	850,273	35,725,756

(i)

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated impact of extension warranty period for cars sold before December 31, 2021 amounting to VND357 billion (USD15.1 million) was recorded in selling and distribution costs for the six months ended June 30, 2022.

e)	Lease

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent is considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2c).

f)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

g)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

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(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Fair value measurement (continued)

-	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

-	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

h)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the three months and six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,800, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2023, or at any other rate.

The amounts shown in the unaudited interim condensed consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

On March 29, 2023, FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments expand the use of the proportional amortization method of accounting, currently allowed only for investments in low-income housing tax credit structures, to equity investments in other tax credit structures that meet certain criteria. The proportional amortization method results in the tax credit investment being amortized in proportion to the allocation of tax credits and other tax benefits in each period, and a net presentation within the income tax line item.

The amendments are effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. All other entities have an additional year to adopt the new guidance. Early adoption is permitted. If adopted in an interim period, the guidance must be applied retrospectively to the beginning of the fiscal year that includes the interim period.

The amendments are not expected to have a material impact on the Group.

ASU 2023-01, Leases (Topic 842): Common Control Arrangements

On March 27, FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments require all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term and allow private and certain not-for-profit entities to use the written terms and conditions of an agreement to account for common control leases without further assessing the legal enforceability of those terms.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance.

The amendments are not expected to have a material impact on the Group.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements (continued)

The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

We adopted this ASU prospectively on January 1, 2023. This ASU has not and is currently not expected to have a material impact on the Group.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is primarily related to cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities and autonomous vehicle manufacturing surety bonds. The restricted cash is recorded as an item of short-term prepayments and other receivables and other non-current assets in the unaudited interim condensed consolidated balance sheet. The Company determines current or non-current classification based on the expected duration of the restriction.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (continued)

Details of cash and cash equivalent and restricted cash are presented in the interim condensed consolidated statements of cash flows as below:

	As of June 30, 2022	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	VND million	USD
Cash and cash equivalents	1,926,496	4,271,442	1,600,653	67,254,328
Short-term restricted cash in short-term prepayments and other receivables	—	—	35,055	1,472,899
Long-term restricted cash in other non-current assets	—	—	631,959	26,552,899

Total cash, cash equivalent and restricted cash presented in the interim condensed consolidated statements of cash flow	1,926,496	4,271,442	2,267,667	95,280,126

5.	INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
Raw materials	12,096,176	13,444,783	564,906,849
Good in transit	2,479,342	679,542	28,552,185
Finished goods, including service parts	3,733,281	7,202,626	302,631,345
Work in process	2,976,984	2,395,457	100,649,454
Merchandises	124,375	83,953	3,527,437
Tools and spare parts	197,119	215,708	9,063,361

TOTAL	21,607,277	24,022,069	1,009,330,630

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

6.	IMPAIRMENT OF LONG-LIVED ASSETS

As of June 30, 2023, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND862,561 million (USD36.2 million) relating to leased-out batteries under the Automotive and E-scooter segments were recognized for the six months ended June 30, 2023.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2022			As of June 30, 2023
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,903,095	(3,698,305)	204,790	3,903,095	(3,713,474)	189,621	7,967,269
Software	1,442,065	(608,416)	833,649	1,442,065	(706,186)	735,879	30,919,286
Purchased software under development phase	410,506	—	410,506	577,707	—	577,707	24,273,403
Others	17,176	(5,050)	12,126	17,176	(5,372)	11,804	495,966

Total	5,772,842	(4,311,771)	1,461,071	5,940,043	(4,425,032)	1,515,011	63,655,924

The Group recorded amortization expenses of VND113,261 million (USD4.8 million) and VND1,479,172 million for the six months ended June 30, 2023 and 2022, respectively.

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
Automotive	262,252	262,252	11,018,992
E-scooter	9,951	9,951	418,109

Total	272,203	272,203	11,437,101

There were no accumulated impairment losses as of June 30, 2023 and December 31, 2022.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of June 30, 2023, the Group has determined that an indicator of impairment for the Automotive reporting unit existed. Accordingly, a quantitative goodwill impairment test was performed for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2022: 3%). The after-tax discount rate applied to cash flow projections is 15% (2022: 15%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow could result in an impairment of goodwill.

8.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31, 2022	As of June 30, 2023
	Note	VND million	VND million	USD
Short-term
Loans from banks	8.1	6,268,276	11,204,438	470,774,706
Current portion of long-term loans	8.2	8,311,277	3,966,293	166,650,966

TOTAL		14,579,553	15,170,731	637,425,672

Long-term
Loans from banks	8.2	27,652,234	26,723,086	1,122,818,739
Domestic bonds	8.3	13,972,726	14,007,906	588,567,479

TOTAL		41,624,960	40,730,992	1,711,386,218

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of June 30, 2023 were as follows:

Bank	As of June 30, 2023	As of June 30, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint-Stock Commercial Bank	4,199,795	176,461,975	From July 2023 to April 2024	Sharing collateral with a group of companies guaranteed by certain shares of affiliates of the Group held by the ultimate parent company and a property held by an affiliate of the Group

Vietnam Technological and Commercial Joint Stock Bank	2,684,244	112,783,361	From July 2023 to February 2024	Certain shares of the ultimate parent company held by a related party of the Group; payment guarantee from the ultimate parent company

Saigon-Hanoi Commercial Joint Stock Bank	1,738,901	73,063,067	From November 2023 to February 2024	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company held by a shareholder of the Group

Joint stock Commercial Bank for Investment and Development of Viet Nam-Ha Thanh Branch	1,226,000	51,512,605	From July 2023 to March 2024	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; a bond of a bank held by another affiliate of the Group; payment guarantee from the ultimate parent company

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks (continued)

Bank	As of June 30, 2023	As of June 30, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Joint stock Commercial Bank for Investment and Development of Viet Nam - Quang Trung Branch	1,111,471	46,700,462	From July 2023 to March 2024	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; payment guarantee from the ultimate parent company
Ho Chi Minh City Development Joint Stock Commercial Bank	244,027	10,253,235	December 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

TOTAL	11,204,438	470,774,706

Details of interest rate during the period of short-term borrowings as of June 30, 2023 are as follows:

Loans land borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2023
Short-term Loans	VND	From 8.8% to 15%
UPAS Letter of Credit	VND	From 8.5% to 9%

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.2	Long-term loans from banks

Details of long-term borrowings as of June 30, 2023 were as follows:

Lenders	As of June 30, 2023		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	607,392,647	14,455,945	From September 2023 to September 2030	(i	)
In which: current portion	89,181,597	2,122,522
Foreign syndicated loan No.2	212,353,445	5,054,012	From November 2023 to November 2024	(i	)
In which: current portion	61,434,706	1,462,146
Foreign syndicated loan No.4	96,873,655	2,305,593	From December 2023 to December 2026	(i	)
In which: current portion	14,858,193	353,625
Foreign syndicated loan No.5	127,296,723	3,029,662	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	243,626,849	5,798,319	From November 2025 to November 2026	(i	)
Domestic loan	1,926,387	45,848	From September 2023 to December 2024	(i	)
In which: current portion	1,176,471	28,000

TOTAL	1,289,469,706	30,689,379

In which:
Non-current portion	1,122,818,739	26,723,086
Current portion	166,650,966	3,966,293

(i)	As of June 30, 2023 and December 31, 2022, these long-term loans were secured by:

•	Property, plant and equipment, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

•	Certain shares of affiliates of the Group held by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company and a commercial bank.

Details of interest rate during the six months ended June 30, 2023 of borrowings as follows:

Loans and borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2023
Secured loans	VND	Floating interest rate 11.8% per annum
Secured loans without swap contract	USD	Floating interest rate, from 4.93% to 8.77% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 13)	USD	Fixed interest rate under swap contract from 4.1% to 6.37% per annum

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.3	Domestic bonds

The balance as of June 30, 2023 includes bonds arranged by a third counterparty:

•

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,414.5 billion (USD479.6 million) (net of issuance costs) as of June 30, 2023. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company;

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,980.6 billion (USD83.2 million) (net of issuance costs) as of June 30, 2023. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of June 30, 2023 is VND612.8 billion (USD25.7 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

9.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

Balance as of June 30, 2023 represents deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts, which included VND214.1 billion (USD9.0 million) of refundable deposit liabilities and VND273.9 billion (USD11.5 million) of non-refundable down-payment of contract liabilities. Revenue recognized in the six months ended June 30, 2023 from the contract liabilities at beginning of the year amounted to approximately VND2,142.2 billion (USD90.0 million).

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the three months and the six months ended June 30, 2023 and 2022. Details are as below:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Net loss attributable to controlling interests	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

Net loss attributable to controlling interests adjusted for the effect of dilution	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

				Unit: Shares
	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023
Weighted average number of ordinary shares for basic earnings per share	2,298,963,211	2,299,999,998	2,298,963,211	2,299,999,998

Weighted average number of ordinary shares adjusted for the effect of dilution	2,298,963,211	2,299,999,998	2,298,963,211	2,299,999,998

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND	VND	USD	VND	VND	USD
Basic loss per share	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)
Diluted loss per share	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)

In January 2022, the Company effected a 100-for-one split of ordinary shares. On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the six months ended June 30, 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
Vietnam Investment Group Joint Stock Company (“VIG”)	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES Energy Solutions JSC (“VinES JSC”)	Entity under common control
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology Transport Services LLC”)	Entity under common control
Vincom Retail JSC (“Vincom Retail JSC”)	Entity under common control
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
VinCSS Internet Security Services Limited Liability Company (“VinCSS”)	Entity under common control
Vinpearl JSC	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Associate of Ultimate Parent

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the six months ended June 30, 2023 and 2022 were as follows:

		For the six months ended June 30,
		2022	2023
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	12,982,300	40,409,133	1,697,862,731
	Capital contribution in cash	6,000,000	—	—
	Issuance of DPS2 (Note 12)	13,995,359	—	—
	Interest payable	1,096,442	1,196,994	50,293,866
VIG	Cash received in advance for disposal of Internal Combustion Engine (“ICE”) assets (inclusive of VAT receivable)	2,000,000	—	—
	Disposal of a portion of ICE assets	291,607	—	—
Pham Nhat Vuong	Sponsorship contribution – accounted for as deemed contribution	350,000	—	—
Vinhomes JSC	Sales	—	66,588	2,797,815
	Vouchers redemption	—	637,908	26,802,857
	Interest expenses	38,801	—	—
	Cash received from selling car vouchers	1,700,000	—	—
Vinsmart JSC	Purchase of machinery and equipment, tools, materials and goods	2,574,438	23,597	991,471
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	56,000	—	—
	Interest payable	473,191	756,183	31,772,395
Vincom Retail JSC	Borrowings	1,380,000	2,075,000	87,184,874
GSM JSC	Sales of vehicles	—	5,615,606	235,949,832
VIN3S JSC	Purchase of information technology services	175,441	8,219	345,336
Vincom Retail Operation JSC	Borrowing	1,420,000	2,740,000	115,126,050
	Interest expense	16,142	49,834	2,093,866
Vinpearl JSC	Hotel service & airplane tickets expenses	72,503	77,965	3,275,840
	Advance to buy voucher	350,000	—	—
	Interest receivable	47,608	9,862	414,370

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the six months ended June 30, 2023 and 2022 were as follows (continued):

		For the six months ended June 30,
		2022	2023
Related party	Transactions	VND million	VND million	USD
VinES JSC	Sale of battery parts and finished batteries	640,954	—	—
	Transfer battery production facilities	1,445,692	41,095	1,726,681
	Processing fee	—	837,060	35,170,588
	Purchase of battery parts and finished batteries	—	518,471	21,842,227
VinCSS	Purchase of information technology services	32,848	46,879	1,969,706
Vinbus Ecology Transport Services LLC	Sale of electric buses	468,331	94,688	3,978,487
Vantix JSC	Receivable of advance due to cancellation of contract	234,807	—	—

Amounts due to and from related parties as of June 30, 2023 and December 31, 2022:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,978,097	391,784	16,461,513
Short-term loans (Note 11a)	545,400	—	—
Short-term advance to and receivables (Note 11c)	1,432,697	391,784	16,461,513
Long-term loans to and receivables	44,533	47,445	1,993,487
Long-term receivables (Note 11c)	44,533	47,445	1,993,487

Total	2,022,630	439,229	18,455,000

Amounts due to related parties
Short-term payables to and borrowings from related parties	17,325,317	42,208,018	1,773,446,134
Short-term payables (Note 11c)	16,605,397	8,816,854	370,456,050
Short-term borrowing (Note 11b)	719,920	33,391,164	1,402,990,084
Long-term payables to related parties	21,918,710	18,461,814	775,706,471
Long-term payables (Note 11c)	14,371,365	15,040,314	631,945,966
Long-term borrowing (Note 11b)	7,547,345	3,421,500	143,760,504

Total	39,244,027	60,669,832	2,549,152,605

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

a)	Detail of loans to related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Short-term loans to related parties
Vinpearl JSC	545,400	—	—

Total	545,400	—	—

b)	Detail of borrowings from related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Short-term borrowing from related parties
Vingroup JSC	325,000	33,091,164	1,390,385,042
Vinpearl JSC	300,000	300,000	12,605,042
Asian Star	94,920	—	—

Total	719,920	33,391,164	1,402,990,084

Long-term borrowing from related parties
Vingroup JSC	7,547,345	3,421,500	143,760,504

Total	7,547,345	3,421,500	143,760,504

Details of the short-term and long-term borrowings from related parties of the Group as of June 30, 2023 were as follows:

Counterparty	As of June 30, 2023		Maturity	Collateral	Interest rate applicable for the six months ended June 30, 2023
	VND million	USD (Convenience translation)
Short-term
Vingroup JSC	33,091,164	1,390,385,042	From August 2023 to June 2024	Unsecured	8-11%
Vinpearl JSC	300,000	12,605,042	August 2023	Unsecured	11%

TOTAL	33,391,164	1,402,990,084

Long-term
Vingroup JSC	3,421,500	143,760,504	From July 2024 to December 2026	Unsecured	11%

TOTAL	3,421,500	143,760,504

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

c)	Detail of other balance due from and due to related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amount due from related parties
VinFast Lithium Battery Pack LLC	46,270	49,691	2,087,857
Vinpearl JSC	250,204	23,003	966,513
VinES JSC	1,000,000	33,690	1,415,546
Vingroup JSC	45,676	51,014	2,143,445
VHIZ JSC	38,413	34,453	1,447,605
Vinhomes JSC	3,654	70,687	2,970,042
Vinbus Ecology Transport Services LLC	15,750	67,185	2,822,899
Others	77,263	109,506	4,601,092

Total	1,477,230	439,229	18,455,000

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amount due to related parties
Vingroup JSC	910,276	1,906,074	80,087,143
VHIZ JSC (*)	15,193,854	15,730,146	660,930,504
Vinhomes JSC	3,604,933	2,970,206	124,798,571
Vinsmart JSC	2,038,084	407,944	17,140,504
VinES JSC	8,816,483	492,534	20,694,706
Vin3S JSC	104,792	98,570	4,141,597
GSM JSC	—	1,978,369	83,124,748
Others	308,340	273,325	11,484,244

Total	30,976,762	23,857,168	1,002,402,017

(*)	This is payable relating to the leaseback transaction with VHIZ JSC. Payment is made every quarter until February 2067.

12.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes leasing activities.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

Information about segments presented was as follows:

For the six months ended June 30, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	8,658,849	403,913	451,479	409,916	—	9,924,157
Cost of sales	(14,784,991)	(692,705)	(274,409)	(695,444)	—	(16,447,549)
Gross profit/(loss)	(6,126,142)	(288,792)	177,070	(285,528)	—	(6,523,392)
Operating expenses	(10,982,756)	(150,496)	—	(862,561)	(1,853,491)	(13,849,304)
Operating profit/(loss)	(17,108,898)	(439,288)	177,070	(1,148,089)	(1,853,491)	(20,372,696)

For the six months ended June 30, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	5,417,775	709,138	1,093,769	97,016	—	7,317,698
Cost of sales	(10,147,822)	(1,228,279)	(929,026)	(145,242)	—	(12,450,369)
Gross profit/(loss)	(4,730,047)	(519,141)	164,743	(48,226)	—	(5,132,671)
Operating expenses	(12,432,127)	(385,458)	—	—	(1,660,656)	(14,478,241)
Operating profit/(loss)	(17,162,174)	(904,599)	164,743	(48,226)	(1,660,656)	(19,610,912)

For the three months ended June 30, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	7,289,097	198,777	221,293	243,364	—	7,952,531
Cost of sales	(9,838,553)	(361,391)	(71,473)	(395,736)	—	(10,667,153)
Gross profit/(loss)	(2,549,456)	(162,614)	149,820	(152,372)	—	(2,714,622)
Operating expenses	(4,750,196)	(89,816)	—	(381,918)	(1,293,871)	(6,515,801)
Operating profit/(loss)	(7,299,652)	(252,430)	149,820	(534,290)	(1,293,871)	(9,230,423)

For the three months ended June 30, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	2,666,552	364,619	369,178	38,953	—	3,439,302
Cost of sales	(4,915,060)	(723,928)	(238,997)	(85,854)	—	(5,963,839)
Gross profit/(loss)	(2,248,508)	(359,309)	130,181	(46,901)	—	(2,524,537)
Operating expenses	(7,690,331)	(269,281)	—	—	(1,056,274)	(9,015,886)
Operating profit/(loss)	(9,938,839)	(628,590)	130,181	(46,901)	(1,056,274)	(11,540,423)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

For the six months ended June 30, 2023:

Currency: USD

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	363,817,185	16,971,134	18,969,706	17,223,361	—	416,981,387
Cost of sales	(621,218,109)	(29,105,252)	(11,529,790)	(29,220,336)	—	(691,073,487)
Gross profit/(loss)	(257,400,924)	(12,134,118)	7,439,916	(11,996,975)	—	(274,092,101)
Operating expenses	(461,460,336)	(6,323,361)	—	(36,242,059)	(77,877,773)	(581,903,529)
Operating profit/(loss)	(718,861,261)	(18,457,479)	7,439,916	(48,239,034)	(77,877,773)	(855,995,630)

For the three months ended June 30, 2023:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	306,264,580	8,351,975	9,298,025	10,225,378	—	334,139,958
Cost of sales	(413,384,580)	(15,184,496)	(3,003,067)	(16,627,563)	—	(448,199,706)
Gross profit/(loss)	(107,120,000)	(6,832,521)	6,294,958	(6,402,185)	—	(114,059,748)
Operating expenses	(199,588,067)	(3,773,782)	—	(16,046,975)	(54,364,328)	(273,773,151)
Operating profit/(loss)	(306,708,067)	(10,606,303)	6,294,958	(22,449,160)	(54,364,328)	(387,832,899)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

The following table presents revenues by geographic area based on the sales location of the products:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Vietnam	3,439,302	7,952,531	334,139,958	7,317,698	9,914,632	416,581,176
United States	—	—	—	—	9,525	400,210

Total	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

The following table presents revenues earned from external customers for each group of similar products and services:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Sales of ICE vehicles	1,984,275	1,450	60,924	4,341,948	61,532	2,585,378
Sales of e-cars	510,097	7,118,597	299,100,714	607,496	8,299,789	348,730,630
Sales of e-buses	172,180	169,050	7,102,941	468,331	297,528	12,501,176
Sales of e-scooters	364,619	198,777	8,351,975	709,138	403,913	16,971,134
Sale of spare parts and components	328,841	180,793	7,596,345	1,035,409	372,338	15,644,454
Rendering of aftermarket services	40,337	40,500	1,701,681	58,360	79,141	3,325,252
Revenue from leasing activities and other	38,953	243,364	10,225,378	97,016	409,916	17,223,361

Total revenue	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

13.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050
In which:
Non-current portion	—	—	696,332	696,332
Current portion	—	—	532,718	532,718

As of December 31, 2022	—	—	1,229,050	1,229,050

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,180,723	15,180,723

As of December 31, 2022	—	—	15,180,723	15,180,723

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of June 30, 2023
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contract (i)	—	—	750,039	750,039	31,514,244
In which:
Non-current portion	—	—	309,614	309,614	13,008,992
Current portion	—	—	440,425	440,425	18,505,252

As of June 30, 2023	—	—	750,039	750,039	31,514,244

Financial liabilities:
Financial liability at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	16,083,583	16,083,583	675,780,798

As of June 30, 2023	—	—	16,083,583	16,083,583	675,780,798

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of January 1, 2022	Initial recognition during the year	Net change in unrealized fair value recognized in consolidated statements of operations	As of June 30, 2022
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset – cross-currency interest rate swaps contract (i)	5,291	—	3,778	9,069
In which:
Non-current portion	5,291	—	3,778	9,069
Current portion	—	—	—	—
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2	—	13,995,359	775,704	14,771,063
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	—	(1,782,345)	220,839
In which:
Non-current portion	891,711	13,995,359	(116,007)	14,771,063
Current portion	1,111,473	—	(890,634)	220,839

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2023	Net change in unrealized fair value recognized in consolidated statements of operations	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset – cross-currency interest rate swaps contract (i)	1,229,050	(479,011)	750,039	31,514,244
In which:
Non-current portion	696,332	(386,718)	309,614	13,008,992
Current portion	532,718	(92,293)	440,425	18,505,252
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (ii)	15,180,723	902,860	16,083,583	675,780,798
In which:
Non-current portion	15,180,723	902,860	16,083,583	675,780,798
Current portion	—	—	—	—

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2 and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The CCIRS contract of the loan No.3 was expired in April 2023. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1 and No. 2 as disclosed in Note 8.

As of June 30, 2023, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND750.0 billion (USD31.5 million) (as of December 31, 2022: VND1,229 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for the six months ended June 30, 2023 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

In the current quarter, certain CCIRS contracts were modified to replace the LIBOR rate with the Term Secured Overnight Financing Rate (“Term SOFR”). The Company elected to apply the optional expedient (with the required criteria met) to the modification of CCIRS contracts and accordingly, did not remeasure at the modification date.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2 at the conversion rate 1:1 and the conversion rate can be adjusted based on the occurrence of the Adjusting Event which is defined in accordance with relevant documents and dependent on whether the appropriate internal approvals of VinFast Vietnam is in place or not. In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB. The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the unaudited interim condensed consolidated statements of the Company.

As of June 30, 2023, the fair value of the Financial liabilities in respect of DPS2 was VND16,083.6 billion (USD675.8 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of June 30, 2023 and as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2022	Interpolated LIBOR for subsequent years	4.41 - 4.96
		June 30, 2023	Interpolated SOFR for subsequent years	4.54 - 5.74

CCIRS contract of the loan No.2	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.54 - 4.97
		June 30, 2023	Interpolated SOFR for subsequent years	5.29 - 5.54

CCIRS contract of the loan No.3	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.86 - 4.89
		June 30, 2023	Interpolated SOFR for subsequent years	Expired in April 2023

Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85% - 88%

		June 30, 2023	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.46
			Dividend yield ($) (ii)	0
			Volatility (ii)	61% - 76%

(i)

The fair value of ordinary shares is estimated based on DCF method. Because there has been no public market for ordinary shares at the reporting date, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes (continued)

industry. There is inherent uncertainty in these estimates. $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND11.7 billion/VND5.4 billion (USD0.5 million/USD0.2 million), respectively.

(ii)

The risk-free rates are estimated based on the curve of USD SOFR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND121.8 billion/VND123.3 billion (USD5.1 million/USD5.2 million), respectively.

14.	LEASES

Group as a lessor

Sales-type leases

For the six months ended June 30, 2023, we recognized VND179.2 billion (USD7.5 million) of sales-type leasing revenue and VND212.8 billion (USD8.9 million) of sales-type leasing cost of revenue (for the six months ended June 30, 2022: nil)

Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Gross lease receivables	149,417	451,884	18,986,723
Received cash	(2,649)	(17,495)	(735,084)
Unearned interest income	(59,258)	(187,995)	(7,898,950)
Net investment in sales-type leases	87,510	246,394	10,352,689

Reported as:
Current net investment in sales-type lease	5,448	21,117	887,269
Non-current net investment in sales-type lease	82,062	225,277	9,465,420
Net investment in sales-type leases	87,510	246,394	10,352,689

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	LEASES (continued)

Lease income in operating lease

	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023	2023
	VND million	VND million	VND million	VND million	USD
Lease income relating to lease payments	21,214	58,270	43,825	103,437	4,346,107
Lease income relating to variable lease payments not included in the measurement of the lease receivable	2,727	11,233	5,997	27,301	1,147,114

15.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Vehicle segment, as held for sale as of June 30, 2023 due to its plan to dispose of these assets.

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Carrying value of assets held for sale
Assets of Lang Lang Proving Ground	360,893	353,049	14,833,992

Total	360,893	353,049	14,833,992

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. The Group identified a potential customer and signed a conditional sale agreement in May 2023. As of June 30, 2023, the potential customer is in progress of carrying out due diligence and the sale transaction is expected to be completed in 2023. Therefore, the criteria of assets held-for-sale are satisfied as of June 30, 2023.

16.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, direct cost to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated commitment amount of these contracts as at June 30, 2023 was VND12,540.6 billion (USD526.9 million) (December 31, 2022: VND18,498.9 billion).

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND403.0 billion (USD16.9 million) in excess of the amount accrued.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	COMMITMENTS AND CONTINGENCIES (continued)

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. and Europe. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Commitments related to purchase volume

From time to time, the Group enters into contracts with suppliers which are subjected to committed minimum purchase quantity. The Group is subjected to shortfall compensation when the stipulated minimum purchase quantities are not met.

At the present time, the Group considered that the amount of compensation cannot be reliably estimated, and therefore, no provision for compensation has been recorded in the Company’s Interim Condensed Consolidated Statements of Operations.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND248.2 billion (USD10.5 million) until the end of 2025.

The Group has engaged in a contract to buy engines from a supplier. As per the terms of this agreement, the Group anticipates incurring a loss of VND 70 billion (equivalent to USD 2.96 million) when fulfilling the remaining obligations of the contract.

17.	SUBSEQUENT EVENTS

The share consolidation

On August 1, 2023, the Shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

The Business Combination

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co and Nuevo Tech Limited as disclosed in Note 2(b).

The Business Combination between VinFast Auto Ltd. and Black Spade Acquisition Co was approved at an extraordinary general meeting of Black Spade’s shareholders on August 10, 2023. Subsequently, the Business Combination closed on August 14, 2023 and upon such closing, VinFast remains as the combined company, and its ordinary shares and warrants began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the new ticker symbols “VFS” and “VFSWW,” respectively, on August 15, 2023.

As of September 20, 2023, the Company has issued 4,929,684 ordinary shares to the Sponsor upon the cashless exercise of 6,380,000 private placement warrants and 5,083,385 ordinary shares to public warrant holders upon receiving exercise notices.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	SUBSEQUENT EVENTS (continued)

Gotion Investment

On June 30, 2023, the Company entered into the Gotion Subscription Agreement an ordinary shares subscription agreement with Gotion Inc. (“Gotion”) pursuant to which Gotion will subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. As of September 20, 2023, 15,000,000 ordinary shares were issued to Gotion.

Incentive Award Plan

On August 14, 2023, the Shareholders of the Company approved the Incentive Award Plan, under which the Company may grant incentive awards to eligible employees, consultants and directors of the Group, subject to the relevant corporate approvals. Accordingly, up to 232,200,068 ordinary shares may be issued pursuant to the Incentive Award Plan.

VinFast Auto Pte. Ltd.

[Formerly known as VinFast Trading & Investment Pte. Ltd.]

Consolidated financial statements

as of December 31, 2022 and 2021 and for the years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of VinFast Auto Pte. Ltd. [formerly known as VinFast Trading & Investment Pte. Ltd]

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd) (“VinFast Auto” or “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, the results of its operations and its cash flows for the two years in the period ended December 31, 2022, in conformity with United States of America generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh City, Vietnam

March 9, 2023, except for Note 25, as to which the date is August 18, 2023.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	3,024,916	4,271,442	179,472,353
Trade receivables	5	428,592	652,922	27,433,697
Advances to suppliers	6	6,871,869	8,968,752	376,838,319
Inventories, net	7	6,683,685	21,607,277	907,868,782
Short-term prepayments and other receivables	8	4,826,879	6,457,169	271,309,622
Short-term derivative assets	19	—	532,718	22,383,109
Current net investment in sales-type lease	16	169	5,448	228,908
Short-term investments		—	3,902	163,950
Short-term amounts due from related parties	21	1,997,181	1,978,097	83,113,319
Assets classified as held for sale	22	2,859,211	360,893	15,163,571

Total current assets		26,692,502	44,838,620	1,883,975,630

NON-CURRENT ASSETS
Property, plant and equipment, net	9	51,788,345	57,188,667	2,402,885,168
Intangible assets, net	10	3,163,588	1,461,071	61,389,538
Goodwill	10	272,203	272,203	11,437,101
Operating lease right-of-use assets	16	2,235,169	4,558,983	191,553,908
Finance lease right-of-use assets	16	96,582	—	—
Long-term derivative assets	19	5,291	696,332	29,257,647
Long-term advances to suppliers	6	656,464	29,082	1,221,933
Long-term prepayments		4,982	7,611	319,790
Non-current net investment in sales-type lease	16	182,304	82,062	3,447,983
Long-term amounts due from related parties	21	45,950	44,533	1,871,134
Deferred tax assets	17	50,219	—	—
Other non-current assets		127,857	4,426,135	185,972,059

Total non-current assets		58,628,954	68,766,679	2,889,356,261

TOTAL ASSETS		85,321,456	113,605,299	4,773,331,891

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	11	15,826,651	14,579,553	612,586,261
Short-term derivative liabilities	19	1,111,473	—	—
Trade payables		3,188,756	16,636,820	699,026,050
Deposits and down-payment from customers	12	1,317,471	1,572,537	66,072,983
Short-term deferred revenue	13	17,338	107,448	4,514,622
Short-term accruals	14	4,119,068	11,056,666	464,565,798
Other current liabilities	15	5,313,963	4,177,978	175,545,294
Current operating lease liabilities	16	375,293	768,883	32,306,008
Amounts due to related parties	21	56,035,252	17,325,317	727,954,496

Total current liabilities		87,305,265	66,225,202	2,782,571,513

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	11	31,343,149	41,624,960	1,748,947,899
Long-term derivative liabilities	19	891,711	15,180,723	637,845,504
Other non-current liabilities	15	171,290	606,429	25,480,210
Non-current operating lease liabilities	16	1,298,354	3,256,351	136,821,471
Long-term deferred revenue	13	25,945	499,395	20,982,983
Deferred tax liabilities	17	51,462	947,981	39,831,134
Long-term accruals		32,714	16,007	672,563
Amounts due to related parties	21	41,142,764	21,918,710	920,954,202

Total non-current liabilities		74,957,389	84,050,556	3,531,535,966

Commitments and contingencies	24

EQUITY
Ordinary shares (2,298,963,211 and 2,299,999,998 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		553,892	871,021	36,597,521
Accumulated losses		(77,416,918)	(127,188,455)	(5,344,052,731)
Additional paid-in capital		—	12,311,667	517,296,933
Other comprehensive loss		(63,494)	(104,065)	(4,372,479)

Deficit attributable to equity holders of the parent		(76,926,520)	(114,109,832)	(4,794,530,756)
Non-controlling interests (*)		(14,678)	77,439,373	3,253,755,168

Total deficit		(76,941,198)	(36,670,459)	(1,540,775,588)

TOTAL DEFICIT AND LIABILITIES		85,321,456	113,605,299	4,773,331,891

(*) The balance as of December 31, 2022 mainly included dividend preference shares which comprise of the DPS 1, DPS 3 and DPS 4 issued by VinFast Vietnam to Vingroup JSC as presented in Note 20 (i) and Note 20 (iii).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Revenues
Sales of vehicles		13,898,621	12,391,500	520,651,261
Sales of merchandise		1,405,368	112,206	4,714,538
Sales of spare parts and components		538,216	2,072,628	87,085,210
Rendering of services		96,577	222,732	9,358,487
Rental income
Revenue from leasing activities		89,400	166,525	6,996,849

Revenues (*)		16,028,182	14,965,591	628,806,345
Cost of vehicles sold		(23,326,953)	(24,660,149)	(1,036,140,714)
Cost of merchandise sold		(1,398,339)	(151,353)	(6,359,370)
Cost of spare parts and components sold		(437,195)	(1,869,084)	(78,532,941)
Cost of rendering services		(65,376)	(389,635)	(16,371,218)
Cost of leasing activities		(56,095)	(162,275)	(6,818,277)

Cost of sales		(25,283,958)	(27,232,496)	(1,144,222,521)

Gross loss		(9,255,776)	(12,266,905)	(515,416,176)
Operating expenses:
Research and development costs		(9,255,376)	(19,939,898)	(837,810,840)
Selling and distribution costs		(2,203,839)	(5,213,739)	(219,064,664)
Administrative expenses		(2,424,560)	(4,010,012)	(168,487,899)
Compensation expenses		(4,340,322)	(109,431)	(4,597,941)
Net other operating income/(expenses)	18	412,472	(716,379)	(30,099,958)

Operating loss		(27,067,401)	(42,256,364)	(1,775,477,479)
Finance income	18	446,139	88,060	3,700,000
Finance costs	18	(4,598,235)	(7,959,840)	(334,447,059)
Net (loss)/gain on financial instruments at fair value through profit or loss		(1,710,029)	1,226,012	51,513,109
Investment gain	18	956,588	—	—
Share of losses from equity investees		(36,786)	—	—

Loss before income tax expense		(32,009,724)	(48,902,132)	(2,054,711,429)
Tax expense	17	(209,237)	(946,738)	(39,778,908)

Net loss for the year		(32,218,961)	(49,848,870)	(2,094,490,336)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,734,244)

Net loss attributable to controlling interest		(32,183,727)	(49,783,795)	(2,091,756,092)

(*) Including sales to related parties in 2021 and 2022 of VND516,546 million and VND2,378,858 million (USD99,952,017), respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Net loss for the year		(32,218,961)	(49,848,870)	(2,094,490,336)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(102,084)	(40,571)	(1,704,664)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(102,084)	(40,571)	(1,704,664)

Total comprehensive loss for the year, net of tax		(32,321,045)	(49,889,441)	(2,096,195,000)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,734,244)

Comprehensive loss attributable to controlling interest		(32,285,811)	(49,824,366)	(2,093,460,756)

		VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	18	(20,386)	(21,654)	(0.91)

				Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		1,578,726,324	2,299,008,659	2,299,008,659

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Contributed charter capital - VinFast Vietnam VND million	Accumulated losses VND million	Capital reserve - VinFast Vietnam VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total equity/ (deficit) VND million
As of January 1, 2021	—	—	—	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092
Net loss for the year	—	—	—	—	(32,183,727)	—	—	(35,234)	(32,218,961)
Foreign currency translation adjustment	—	—	—	—	—	—	(102,084)	—	(102,084)

Total comprehensive income/(loss)	—	—	—	38,707,336	(76,539,969)	11,753,160	(56,214)	(5,266)	(26,140,953)

Additional capital contribution to VinFast Vietnam	—	—	—	4,881,392	—	—	—	—	4,881,392
Demerger of VinFast Vietnam	—	—	—	(1,091,730)	(871,041)	(7,754,407)	—	—	(9,717,178)
Insertion of VinFast Auto as the holding company of the Group and additional capital contribution to VinFast Vietnam (Note 1)	2,298,963,211	553,892	39,373	(42,496,998)	234	—	(7,280)	5,168	(41,905,611)
Additional capital contribution to a subsidiary and acquisitions of entities under common control	—	—	(35,801)	—	—	(4,022,812)	—	4,432	(4,054,181)
Disposal of subsidiaries to entities under common control	—	—	(3,572)	—	—	17,917	—	(3,502)	10,843
Additional acquisition of non-controlling interests from a subsidiary	—	—	—	—	—	—	—	(15,510)	(15,510)
Other	—	—	—	—	(6,142)	6,142	—	—	—

Balance at the end of the year	2,298,963,211	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity (deficit) VND million
Balance as of January 1, 2022	2,298,963,211	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the year	—	—	—	(49,783,795)	—	(65,075)	(49,848,870)
Foreign currency translation adjustments	—	—	—	—	(40,571)	—	(40,571)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(127,200,713)	(104,065)	(79,753)	(126,830,639)

Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam (Note 20 (i) and (iii))	—	—	—	—	—	77,515,874	77,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners (*)	—	—	12,311,667	—	—	—	12,311,667

Balance as of December 31, 2022	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

USD		36,597,521	517,296,933	(5,344,052,731)	(4,372,479)	3,253,755,168	(1,540,775,588)

(*)	Including:

•

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated warranty cost was substantially supported by Chairman of the Company, in the form of upfront payment of VND350 billion (USD14.7 million), which was received in cash by VinFast Vietnam in June 2022. This amount was recognized as Additional paid-in capital in the consolidated statements of shareholders’ equity.

•

With regard to the ICE phasing-out (Note 1), ICE assets were transferred to Vietnam Investment Group Joint Stock Company (“VIG”) completely in 2022 with a gain of VND11,961.7 billion (USD502.6 million) being recognized in the consolidated statements of shareholders’ equity. Please refer to Note 21, Section “Transactions with VIG JSC related to ICE assets disposal” for details.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
OPERATING ACTIVITIES
Net loss for the year		(32,218,961)	(49,848,870)	(2,094,490,336)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	9	3,981,389	3,924,658	164,901,597
Amortization of intangible assets	10	897,562	2,341,850	98,397,059
Impairment of assets and changes in fair value of held for sale assets		164,978	1,133,743	47,636,261
Amortization of finance lease right-of-use assets	16	12,421	—	—
Changes in operating lease right-of-use assets		273,270	448,651	18,850,882
Provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories		6,513,514	5,988,521	251,618,529
Allowance against receivable		206,325	172,571	7,250,882
Deferred income tax expenses	17	150,536	946,738	39,778,908
Unrealized foreign exchange (gains)/losses		(448,262)	744,989	31,302,059
Investment (gain)/loss		(956,588)	18,962	796,723
Net loss/(gain) on financial instruments at fair value through profit or loss		1,710,029	(1,226,012)	(51,513,109)
Change in amortized costs of financial instruments measured at amortized cost	18	1,156,118	1,999,914	84,030,000
Loss on disposal of fixed assets		113,395	—	—
Share of losses from equity investees		36,786	—	—
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(7,406,143)	622,707	26,164,160
Increase in inventories		(3,857,721)	(20,241,698)	(850,491,513)
Increase in trade and other payables		760,098	17,792,820	747,597,479
Change in operating lease liabilities		(224,085)	(420,877)	(17,683,908)
Decrease/(increase) in prepayments		166,251	(27,080)	(1,137,815)

Net cash flows used in operating activities		(28,969,088)	(35,628,413)	(1,496,992,143)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(6,007,925)	(17,681,672)	(742,927,395)
Repayment under a business investment and cooperation contract		—	(968,773)	(40,704,748)
Deposit received under a business investment and cooperation contract		—	170,017	7,143,571
Proceeds from disposal of property, plant and equipment		48,798	1,412,976	59,368,739
Disbursement of loans		(3,219,449)	(3,902)	(163,950)
Collection of loans		11,054,900	1,034,648	43,472,605
Payment for business acquisition		(77,099)	—	—
Proceeds from disposal of equity investments		196,407	(2,240)	(94,118)
Proceed from disposal of net assets under common control		424,418	—	—

Net cash flows from/(used in) investing activities		2,420,050	(16,038,946)	(673,905,294)

FINANCING ACTIVITIES
Capital contribution from owners		9,988,508	6,317,129	265,425,588
Deemed contribution from owners		—	646,655	27,170,378
Deemed distribution to owners for transactions under common control		(498,959)	—	—
Payment for initial public offering costs		—	(41,649)	(1,749,958)
Proceeds from borrowings		38,042,837	87,660,103	3,683,197,605
Repayment of borrowings		(18,677,191)	(41,637,135)	(1,749,459,454)

Net cash flows from financing activities		28,855,195	52,945,103	2,224,584,160

Net increase in cash and cash equivalents		2,306,157	1,277,744	53,686,723
Cash and cash equivalents at January 1		827,742	3,024,916	127,097,311
Net foreign exchange difference		(108,983)	(31,218)	(1,311,681)

Cash and cash equivalents at December 31	4	3,024,916	4,271,442	179,472,353

Supplement disclosures of non-cash activities
Debt conversion to equity		4,121,775	71,515,874	3,004,868,655
Non-cash property and equipment additions		2,274,048	13,349,412	560,899,664
Borrowings by converting from the Group’s consideration payable for acquisition of Vingroup Investment Vietnam JSC		4,693,380	—	—
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification		1,318,222	2,772,465	116,490,126
Non-cash consideration included in the purchase consideration of business combination		280,912	—	—
Interest payable conversion to debt		—	2,625,845	110,329,622
Supplemental Disclosure
Interest paid, net of capitalized interest		2,873,846	4,378,839	183,984,832
Income tax paid		51,409	22,618	950,336

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS

(a)	The Reorganization

In early 2021, Vingroup Joint Stock Company (“Vingroup JSC” or “the Ultimate Parent”), founded by Mr. Pham Nhat Vuong (“the Founder”), the parent company of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd.), a company incorporated in Singapore (“VinFast Auto” or “the Company”) and VinFast Trading and Production Joint Stock Company (formerly known as VinFast Trading and Production Limited Liability Company) (“VinFast Vietnam”), executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, VinFast Auto became the direct holding company of VinFast Vietnam.

In preparation for its planned initial public offering (“IPO”), pursuant to a series of restructuring agreements signed in 2021, the Company acquired 99.9% of the contributed capital of VinFast Vietnam from Vingroup JSC and VIG, an entity under common control of the Founder, with a total consideration of VND50,446.5 billion. The consideration was mostly unpaid as of December 31, 2021 and recognized as an amount payable to related parties, namely Vingroup JSC and VIG. In January 2022, the Company issued promissory notes (the “P-Notes”) to Vingroup JSC and VIG in place of the aforementioned amount payable to related parties, which was subsequently used to increase in capital of VinFast Vietnam (Note 20 (iii)) and offset against the receivables from transfer of ICE assets (Note (1c)), respectively. As both VinFast Auto and VinFast Vietnam are under common control of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries using historical costs. Accordingly, the accompanying consolidated financial statements were presented as if the current corporate structure had been in existence since the date when the subsidiaries first came under the common control of Vingroup JSC. Following this transaction, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to the Company.

(b)	Principal activities

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities, trade smartphones and related businesses.

The Company’s head office is located at 120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(c)	Announcement of ICE phasing-out

In December 2021, the Member’s Council of VinFast Vietnam approved Resolution No. 18/2021/NQ-HDTV-VINFAST on the cessation of all production and trading activities of internal combustion engine (“ICE”) vehicles in 2022 with a commitment to become solely an electric vehicle (“EV”) manufacturer.

In February 2022, the General Meeting of Shareholders of VinFast Vietnam approved the Resolution No. 02/2022/NQ-DHDCD-VINFAST to transfer assets, exclusively for ICE vehicle production which includes

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(c)	Announcement of ICE phasing-out (continued)

engine manufacturing facilities, toolings, subframes, and other related assets (referred to as “ICE assets”), to VIG. Accordingly, VinFast Vietnam entered into transfer agreements and guarantee agreements with VIG for the transfer of the ICE assets. Subsequently, in the period, VinFast Vietnam and VIG signed appendices to adjust the list of transferred assets and completed the determination of the price of the transferred assets. VinFast Vietnam completed the disposal of ICE assets in early November 2022.

(d)	The Consolidated Financial Statements

The Group consists of the following entities as of the reporting dates:

No.	Name	Short name	Structure as of December 31, 2021		Structure as of December 31, 2022		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
1	VinFast Auto Pte. Ltd.	VinFast Auto	—	—	—	—	120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208	(i)
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam	(ii)
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(iii)
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany	(iv)
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road, Caulfield North, VIC 3161, Australia	(iv)
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.7	99.6	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(v)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

No.	Name	Short name	Structure as of December 31, 2021		Structure as of December 31, 2022		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
7	Vingroup USA, LLC	Vingroup USA	100.0	99.6	100.0	99.2	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA	(v)
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	99.6	100.0	99.2	12777 West Jefferson Blvd, Suite A-101, Los Angeles, CA 90066, USA	(vi)
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	99.6	100.0	99.2	790 N. San Mateo Drive, San Mateo, CA 94401, USA	(vi)
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.6	100.0	99.2	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada	(vii)
11	VinFast France	VinFast France	100.0	99.6	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France	(vii)
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.6	100.0	99.2	Vijzelstraat 68, 1017HL Amsterdam, Netherlands	(vii)
13	Vingroup Ru, LLC	Vingroup Ru	100.0	99.6	—	—	Building 7, 1-ST Kazachiy Lane, Moscow, Russia	(viii)
14	VinFast OEM US Holding, Inc.	VinFast OEM	—	—	100.0	100.0	850 New Burton Road, Suite 201, Dover, Delaware 19904, Kent County, USA	(ix)
15	VinFast Manufacturing US, LLC	VinFast Manufacturing	—	—	100.0	100.0	160 Mine Lake Court, Ste 200, Raleigh, North Carolina 27615, USA	(ix)

(1)	These represent the voting right and equity interest of the Company as of December 31, 2022 and 2021 in each entity, respectively.

(i)	In March 2021, Vingroup JSC and Vietnam Investment Group JSC acquired VinFast Auto from a third party. The Company was dormant and did not conduct any substantive operations on its own.

In December 2021, pursuant to a series of restructuring agreements as described in the Reorganization, the Company completed the acquisition of VinFast Vietnam.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(ii)

In accordance with Resolution No. 21/2020/NQ-HDTV-VINFAST dated December 28, 2020 and the Merger Contract dated December 28, 2020 between VinFast Vietnam and P&S LLC, an entity under common control of Vingroup JSC, VinFast Vietnam increased its charter capital by VND1,092 billion in exchange for charter capital of P&S LLC at conversion rate 1:1. The merger of P&S LLC into VinFast Vietnam is assessed as the acquisition of assets under common control. The consideration paid is the carrying value of equity instruments issued by VinFast Vietnam. Consequently, the difference of VND7,754 billion between the carrying amount of net assets of P&S LLC and the par value of equity instruments issued by VinFast Vietnam was recognized in Capital reserve of the consolidated statement of shareholders’ equity.

In March 2021, VinFast Vietnam completed the demerger transaction in which, VinFast Vietnam was demerged into three entities, namely VinFast Vietnam, Ngoc Viet Business Development Investment JSC and P&S Investment JSC. The share capital of Ngoc Viet Business Development Investment JSC and P&S Investment JSC was VND811.94 billion and VND279.79 billion, respectively. As part of the demerger, the other two entities inherited the shares in Vinhomes JSC (a subsidiary of Vingroup JSC) and Vingroup JSC respectively. As a result of the demerger, share capital of VinFast Vietnam decreased by VND1,092 billion.

In March and November 2021, VinFast Vietnam increased its contributed charter capital to VND42,497 billion and VND50,497 billion, respectively.

In June 2021, VinFast Vietnam completed the acquisition of 50% of contributed capital of VinFast – An Phat Plastic Auto Part Company Limited (“VinFast – An Phat”) from a corporate counterparty at a total consideration of VND88 billion. Before the acquisition date, VinFast – An Phat was previously accounted for as an investment in joint venture. After this step-up acquisition, VinFast Vietnam’s equity interest in VinFast – An Phat is 100% and VinFast – An Phat became a subsidiary of the Group. Gain and goodwill arising from this transaction were VND29.6 billion and VND42.3 billion, respectively. The principal activity of this company was to produce plastic components for automobiles and e-scooters. In July 2021, VinFast – An Phat was merged into VinFast Vietnam.

During the year ended December 31, 2022, VinFast Vietnam increased its contributed charter capital in certain times with details as below:

Date	Contributed charter capital (VND billion)	Contributed charter capital (USD million)
March 15, 2022	56,497	2,374
May 12, 2022	57,380	2,411
June 13, 2022	57,548	2,418
December 29, 2022	129,064	5,423

(iii)

In March 2020, VinFast Leasing JSC was merged into VinFast Trading and VinFast Trading is the surviving entity. As a result, VinFast Trading has been included in the consolidated financial statements from the date of establishment. The principal activities of VinFast Trading are motor vehicles retail and distribution.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(iv)

In July 2018 and November 2019, VinFast Vietnam established VinFast Germany and VinFast Australia with 100% direct voting right. As a result, both VinFast Germany and VinFast Australia have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast Germany are trading, importing and exporting equipment, components and spare parts for automobiles, e-scooters and related goods. VinFast Australia is currently dormant, but its principal activities were automobile designing, collaborating in technological research, importing and distributing goods.

(v)

In January 2019 and March 2019, VinTech Technology Development JSC, another subsidiary of Vingroup JSC, established Vingroup USA (previously known as VinTech USA, LLC) and Vingroup Investment (previously known as VinTech Ventures Development LLC) with 100% equity interest.

In July 2020, Vingroup JSC fully acquired Vingroup Investment from VinTech Technology Development JSC with total consideration of VND500 billion. In September 2020, Vingroup Investment fully acquired Vingroup USA from VinTech Technology Development JSC with total consideration of VND97 billion. On the basis that these entities have been under common control, Vingroup Investment and Vingroup USA have been consolidated as subsidiaries of the Group from the date Vingroup JSC obtained control over these entities.

In January 2021, Vingroup JSC contributed capital amounting to VND675 billion to Vingroup Investment.

In March 2021, VinFast Trading acquired 0.33% shares of Vingroup Investment from a subsidiary of Vingroup JSC, therefore, the Group owned 99.57% equity interest of Vingroup Investment and its subsidiaries.

In December 2022, VinFast Trading disposed all shares in Vingroup Investment to a subsidiary of Vingroup JSC, resulting in the decrease in voting right of the Company in Vingroup Investment by 0.33%.

The current principal activities of Vingroup Investment are consultancy and investment activities. The current principal activities of Vingroup USA are importing and distributing electronic and telecommunication equipment.

(vi)

In March 2020, Vingroup USA established VinFast USA Distribution and VinFast Auto, LLC (previously known as VinFast Dealer San Francisco #1) with 100% equity interest. As a result, both VinFast USA Distribution and VinFast Auto, LLC have been included in the consolidated financial statements from the date Vingroup USA obtained control over these entities.

In March 2021, VinFast Vietnam completed the acquisition of 99.34% shares of Vingroup Investment from Vingroup JSC, thereby, Vingroup Investment, Vingroup USA (subsidiary of Vingroup Investment), VinFast USA Distribution and VinFast Auto, LLC (subsidiaries of Vingroup USA) became subsidiaries of VinFast Vietnam.

The principal activity of these companies is distribution of automotive vehicles.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(vii)	In March 2021, Vingroup Investment received the investment registration certificates certifying Vingroup Investment as the investor of VinFast Auto Canada, VinFast France and VinFast Netherlands.

(viii)

In April 2021, Vingroup Investment completed the acquisition of 100% of contributed capital of Vingroup Ru from Vintech Technology Development JSC (a subsidiary of Vingroup JSC), with total consideration of VND47.6 billion. At the acquisition date, Vingroup Ru owned 99.9% of contributed capital in Vinpearl Travel Ru, thus, VinFast Vietnam indirectly obtained control over Vinpearl Travel Ru. In November 2021, Vingroup Ru completed the disposal of 99.9% of contributed capital in Vinpearl Travel Ru to an external party. In March 2022, the Board of Directors of Vingroup Investment approved the plan to dispose or dissolve Vingroup Ru. In June 2022, the Group completed the disposal of Vingroup Ru to third parties at total consideration of RUB1. Accordingly, Vingroup Ru is no longer a subsidiary of the Company.

(ix)	In May 2022, the Company established VinFast OEM with 100% direct voting right.

In March 2022, Vingroup USA incorporated Project Blue NC, LLC with 100% direct voting right. Subsequently, in May 2022, Project Blue NC, LLC changed its name to VinFast Manufacturing US, LLC and Vingroup USA completed the transfer of all equity interest in VinFast Manufacturing to VinFast OEM.

VinFast OEM and VinFast Manufacturing have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast OEM are to research and develop the market. The principal activities of VinFast Manufacturing are to manufacture cars.

(e)	Sales of EVs

From December 2021, the Group commenced its sales of EVs only whilst offering an innovative battery lease model in partnership with VinES Energy Solution Joint Stock Company (“VinES”), an affiliate controlled by the same Ultimate Parent (Note 1(f)).

Commencing November 2022, the Group changed its go-to-market strategy and offered customers the option to purchase electric vehicles with the battery as well as lease batteries under the Battery Subscription Program, in which the Group will act as principal of both sale and subscription plan of batteries.

(f)	VIE structures

VinES is a company operating in the battery business that includes leasing its battery to VinFast’s EV customers (Note 1(e)). From January 2022 to October 2022, VinFast Vietnam offers a battery lease subsidy to their EV customers throughout the battery lease term by paying a portion of the battery lease charge directly to VinES, pursuant to the Master Sales Promotion Agreement signed between VinFast Vietnam and VinES. The Master Sales Promotion Agreement has an initial term of five years until 2027. The battery lease subsidy that exposes VinFast Vietnam to the risk of loss in VinES constitutes variable interests held by the Group. The Group’s maximum exposure to the risk of loss as a result of the Master Sales Promotion

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(f)	VIE structures (continued)

Agreement is varied by the number of EV customers who will lease the batteries from VinES and are entitled to receive a subsidy from VinFast Vietnam, subjected to future negotiations with VinES on the terms and conditions of the subsidy according to the Master Sales Promotion Agreement and other factors in the future. The Group lacks the power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance, so the Group is not the primary beneficiary of VinES and does not consolidate VinES.

By the end of October 2022, in connection with the change in the Group’s go-to-market strategy, the Group and VinES signed the following agreements:

(i)

a termination agreement of the Master Sale Promotion Agreement. The battery lease subsidy by the Group was no longer paid to VinES from November 2022. As a result, the Group ceased to have a variable interest in VinES.

(ii)

an agreement to acquire all batteries that are owned by VinES and currently leased to EV customers. Therefore, the Group shall inherit all the rights and obligations of the Battery Lease Agreement previously signed between VinES and EV Customers. VinES will no longer be the Principal in Battery Lease Agreement.

(g)	Going concern basis of accounting

The Group has prepared the consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND49,849 billion (USD2,094.5 million) for the year ended December 31, 2022. Accumulated losses amounted to VND127,188 billion (USD5,344.0 million) as of December 31, 2022. The Group is also in a net current liability position of VND21,387 billion (USD898.6 million) as of December 31, 2022.

As of December 31, 2022, the Group’s consolidated balance of cash and cash equivalents was VND4,271 billion (USD179.5 million) (as of December 31, 2021: VND3,025 billion). The Group has prepared its business plan covering the next twelve months from the date of issuance of the consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the use of and the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the audit report in relation to the consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and presentation and principles of consolidation

Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Prior to the Reorganization, substantially all of the operations of the Group were conducted through VinFast Vietnam. VinFast Vietnam was designated as the predecessor as the Company succeeded to the business of VinFast Vietnam as a result of the Reorganization and the Company’s own operations prior to the succession was insignificant relative to the operations assumed.

Certain restructuring transactions were also conducted amongst entities under common control in 2021, thus the acquired assets and liabilities were recognized at their historical amount and consolidated financial statements were retrospectively adjusted. The difference between the consideration and the net book value of acquired net assets has been accounted for as a deemed contribution from or deemed distribution to owners in the consolidated statements of shareholders’ equity.

Principles of consolidation

All significant intercompany transactions and balances and unrealised gains or losses from intercompany transactions within the Group are eliminated upon consolidation.

Operating segments

ASC 280, Segment Reporting, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by ASC 280, the Group has three operating segments which are also reportable segments, namely Automobiles, E-scooters and Spare Parts & Aftermarket services.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Asset acquisitions

Where an asset is acquired, via corporate acquisitions or otherwise, management considers the substance of the assets and activities of the acquired entity in determining whether the acquisition represents the acquisition of a business.

Where such acquisitions are not judged to be an acquisition of a business, they are not treated as business combinations. Rather, the cost to acquire the corporate entity is allocated between the identifiable assets and liabilities of the entity based on their relative fair values at the acquisition date. Accordingly, no goodwill is recognized. Otherwise, the acquisitions are accounted for as business combinations.

d)	Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the fair value of considerations transferred, the fair value of the non-controlling interests (if any) and previously held equity interest (if any) over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

e)	Disposal of subsidiaries to under common control entities

The Group derecognizes the net assets transferred at carrying amount and generally recognizes no gains or losses. A difference between any proceeds received and the carrying amounts of the net assets transferred is recognized in equity in the consolidated financial statements.

f)	Investment

Investment in equity investees

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Investment (continued)

Investment in equity investees (continued)

proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

Other investments

Other investments consist of investment in other entities. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings. The Group has elected to measure its equity security investments without readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee. The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statement of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Short-term investments consist of short-term deposits, which are time deposits placed with banks and have original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss for the years presented.

g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

h)	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Inventories (continued)

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, goods in transit, tools and merchandises	- cost of purchase on a weighted average basis.

Finished goods and work in process	- cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Reserve for obsolete inventories

Raw materials, work in process, finished goods, and other inventories owned by the Group are reviewed to determine if inventory quantities are in excess of forecasted usage or if they have become obsolete based on appropriate evidence available at the date of the consolidated balance sheet.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	10 years
Leased-out escooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

(*) Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

Freehold land is not depreciated.

Property, plant and equipment are derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss from disposal (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Property, plant and equipment (continued)

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end.

As presented in Note 1, VinFast Vietnam entered into transfer agreements to transfer ICE assets to VIG JSC. Accordingly, the useful lives of ICE assets have been shortened to early November 2022, with salvage value being the transfer prices specified in the transfer agreements and subsequent amendments.

j)	Assets classified as held for sale

The Group classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expenses.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

The Group classified certain long-lived assets as held for sale as of December 31, 2022 and 2021 (Note 22).

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Licenses

The Group made upfront payments to acquire:

•

A license for the purpose of importing Completely Knocked Down (“CKD”) Kits and assemble the Fadil car model with the CKD Parts at the assembly facilities of the Group and marketing, selling the car and service parts through the Group’s distribution. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of completion of ICE phasing-out.

•

Licenses to use an intellectual property for the purpose of manufacturing the Lux car models, sourcing components from third parties to produce these cars, selling cars in the licensed territory and other rights. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of ICE phasing-out.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Intangible assets (continued)

•	Licenses to distribute certain licensed software that are embedded in the electric cars produced by the Group.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years 2 months to 7 years
Software	3 – 8 years
Others	3 – 15 years

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of operations in the expense category that is consistent with the function of the intangible assets.

Software purchased from external suppliers for purpose of internal use which is in progress of development as of balance sheet date is included in intangible assets and not amortized until it is ready for intended use.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations.

l)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) from January 1, 2019, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test from January 1, 2020.

The Group has identified two reporting units as disclosed in Note 10. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20.

For the year ended December 31, 2022 and 2021, the Group elected to perform a quantitative assessment. The Group estimated the fair value of the reporting units based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, sale price, sale volume, production costs and other operating expenditures, terminal growth rate. The fair value of the reporting units exceeded their carrying value and therefore, goodwill was not impaired.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

n)	Borrowing costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

o)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and 2021, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

p)	Leases

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessor (continued)

lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2q).

q)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2(o)).

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(p)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

Sale of merchandise (automobiles, smartphones)

Proceeds from sales of trading automobiles and smartphones are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Sale of merchandise (automobiles, smartphones) (continued)

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. The Group uses the most likely amount method to estimate the variable consideration arising from rights of return. As of the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognised in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

r)	Cost of sales

Vehicles

Cost of vehicles sold includes direct parts, materials, processing fees, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, penalties imposed by suppliers in case of the shortfall purchases and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)	Cost of sales (continued)

Other goods (merchandises, spare parts and components)

Cost of other goods sold generally includes cost of purchase of merchandise, spare-parts and other goods, including transportation costs.

Services

Cost of services and other revenue mainly includes labour cost and cost of depreciation of associated assets used for providing the services.

s)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primarily comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for those employees engaged in research, design and development activities; license expenses related to intellectual property of designing and developing cars; and allocated costs, including depreciation and amortization and other costs.

t)	Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Company’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs. For the year ended December 31, 2021 and 2022, advertising cost totalled VND614,805 million and VND1,839,069 million (USD77,271,807).

u)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)	Taxes (continued)

Deferred tax (continued)

the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statement of operations as income tax expense.

The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2022 and 2021 (Note 18).

v)	Foreign currencies

The consolidated financial statements are presented in VND. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)	Foreign currencies (continued)

denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their consolidated statement of operations are translated at monthly average functional exchange rates. The exchange differences arising on translation for consolidation are recognized in Other components of equity in the consolidated statement of shareholders’ equity.

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,800, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

w)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w)	Fair value measurement (continued)

information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative asset, other investments, long-term derivative asset, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

x)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

y)	Current expected credit loss

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has early adopted this ASC Topic 326 and several associated ASUs.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y)	Current expected credit loss (continued)

The Group’s cash and cash equivalents, accounts receivable, certain other receivables, and other current assets are in scope of ASC Topic 326. The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2022 and 2021, the allowance for credit losses of the financial assets was insignificant.

Write-off and recoveries of financial assets

When the Group deems all or a portion of a financial asset to be uncollectible, it will reduce the allowance for current expected credit losses by the same amount as the portion that is being written off.

An instrument is considered to be recoverable when it no longer meets any of the default criteria. The decision whether to incorporate an estimate of expected recoveries depends on supportable factors such as consideration (e.g. cash) in satisfaction of some or all of the amounts it previously wrote off and historical recoveries in the historical data.

z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

aa)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements (continued)

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are currently not expected to have a material impact on the Group’s consolidated financial statements.

ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848)

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. We continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. We adopted ASU 2022-06 during 2022.

The ASU has not and is currently not expected to have a material impact on the Group’s consolidated financial statements.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements (continued)

ASU No. 2021-10, Government Assistance (Topic 832) (continued)

either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group’s consolidated financial statements.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group’s consolidated financial statements.

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

3.	CONCENTRATION OF RISKS (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

Supply risk

The Group is dependent on its suppliers. The inability of these suppliers to deliver necessary components of products in a timely manner at prices, quality levels and volumes acceptable to the Group, or its inability to efficiently manage these components from these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Cash on hand	99	382	16,050
Cash at banks	2,574,817	4,271,060	179,456,303
Cash equivalents	450,000	—	—

TOTAL	3,024,916	4,271,442	179,472,353

Cash at banks earns interest at floating rates. Cash equivalents as of December 31, 2021 represents bank deposit in VND with the term of 7-10 days, earning interest at the rate of 0.2% per annum.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

5.	TRADE RECEIVABLES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Receivables from sale of finished goods and merchandises (i)	325,326	538,697	22,634,328
Receivables from disposal of assets and raw materials	90,664	76,341	3,207,605
Others	12,602	37,884	1,591,765

TOTAL	428,592	652,922	27,433,697

(i)

This represents contract assets which included trade receivables from sale of automobiles, e-scooters, and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due). The opening balance also included trade receivables from sale of smartphones.

6.	ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

7.	INVENTORIES, NET

The classification of inventory balance as of December 31, 2022 and 2021 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Raw materials	3,680,579	12,096,176	508,242,689
Finished goods, including service parts	1,347,383	3,733,281	156,860,546
Good in transit	698,765	2,479,342	104,174,034
Work in process	730,311	2,976,984	125,083,361
Merchandises	71,570	124,375	5,225,840
Tools and spare parts	155,077	197,119	8,282,311

TOTAL	6,683,685	21,607,277	907,868,782

As of December 31, 2022, inventories with the carrying value of VND500 billion (USD21.0 million) (2021: VND500 billion) are used as collateral for borrowings of the Group as presented in Note 11.1.

Finished goods include vehicles, e-scooters and service parts.

Battery leases accounted for as operating leases (Note 2(p)) are transferred to Property, Plant and Equipment once the lease commences (concurrently with the sales of vehicles).

Out of the total amount recognized for inventories at December 31, 2022, inventories measured at cost amounted to VND27,854,205 million (USD 1,170,344,748) (2021: VND9,208,796 million). Inventory write-downs recognized in cost of sales for the year ended 2022 were VND5,143,894 million (USD 216,130,000) (2021: VND2,385,334 million).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

8.	SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Financial assets:
Cash collateral to support Standby letter of credit issuances and other financial assets (i)	348,644	808,518	33,971,345

Subtotal	348,644	808,518	33,971,345

Non-financial assets:
Valued added tax deductible	3,421,578	4,697,711	197,382,815
Import tax to be refunded	689,828	604,755	25,409,874
Other receivables	171,226	12,697	533,487
Other prepaid expenses	195,603	333,488	14,012,101

Subtotal	4,478,235	5,648,651	237,338,277

TOTAL	4,826,879	6,457,169	271,309,622

(i)	This mainly comprises:

•

The secured deposits held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty. The bonds were issued to cover any cost and expense incurred by Vingroup USA, LLC when running test of automatic prototype cars; and

•	Deposits for lease contracts which will be returned at the end of lease period.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Freehold land	—	1,854,095	77,903,151
Buildings and structures	14,435,845	18,212,817	765,244,412
Machinery and equipment	44,206,289	42,641,762	1,791,670,672
Leased-out batteries	147,164	2,383,095	100,130,042
Vehicles	743,459	1,135,902	47,726,975
Office equipment	973,660	861,099	36,180,630
Others	113,195	92,280	3,877,311

Subtotal	60,619,612	67,181,050	2,822,733,193

Less: Accumulated depreciation	(8,831,267)	(8,938,736)	(375,577,143)
Less: Impairment charges	—	(1,053,647)	(44,270,882)

Total property, plant and equipment, net	51,788,345	57,188,667	2,402,885,168

The Group recorded depreciation expenses of VND3,924,658 million (USD 164,901,597) and VND3,981,389 million for the years ended December 31, 2022 and 2021, respectively.

As a result of the ICE phasing out event, the ICE assets have been derecognized as of December 31, 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

9.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

In 2022, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND1,053,647 million (USD 44,270,882) relating to leased-out batteries under the Automotive and E-scooter segments were recognized during the year.

As of December 31, 2022, a portion of property, plant and equipment with carrying amount of VND165 billion (USD6.9 million) was mortgaged with banks to secure the Group’s loans and debts (Note 11.2).

As of December 31, 2022 and 2021, certain items of property, plant and equipment were classified as non-current assets held for sale due to the plan to dispose of these assets (Note 22).

During the year, the amount of interest cost that has been capitalized is VND357 billion (USD15.2 million) (2021: VND323 billion).

10.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2021			As of December 31, 2022
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD

Finite-lived intangible assets:
License (i) (ii)	3,690,720	(1,572,093)	2,118,627	3,903,095	(3,698,305)	204,790	8,604,622
Software (iii)	1,266,009	(393,593)	872,416	1,442,065	(608,416)	833,649	35,027,269
Purchased software under development phase	159,604	—	159,604	410,506	—	410,506	17,248,151
Others	17,176	(4,235)	12,941	17,176	(5,050)	12,126	509,496

Total	5,133,509	(1,969,921)	3,163,588	5,772,842	(4,311,771)	1,461,071	61,389,538

(i)	As a result of the ICE phasing-out event, the useful lives of those licenses related to ICE have been shortened to end in early November 2022.

(ii)	Weighted-average remaining useful life of 81 months as of December 31, 2022 (2021: 7 months).

(iii)	Weighted-average remaining useful life of 43 months as of December 31, 2022 (2021: 48 months).

The Group recorded amortization expenses of VND2,341,850 million (USD 98,397,059) and VND897,562 million for the years ended December 31, 2022 and 2021, respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2022 for each of the next five years (in VND million):

2023	296,414
2024	328,662
2025	282,205
2026	173,997
2027 and thereafter	379,793

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Automotive	262,252	262,252	11,018,992
E-scooter	9,951	9,951	418,109

Total	272,203	272,203	11,437,101

There were no accumulated impairment losses as of December 31, 2022 and 2021.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for Automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of December 31, 2022, the Group elected to bypass the qualitative assessment and proceeded directly to perform the quantitative goodwill impairment test for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2021: 3%). The after-tax discount rate applied to cash flow projections is 15% (2021: 16%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not record any impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimates about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans;

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group (continued)

Testing impairment for Automotive reporting unit (continued)

including managing changes in market conditions outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

11.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,
		2021	2022	2022
	Note	VND million	VND million	USD
Short-term
Loans from banks	11.1	974,542	6,268,276	263,372,941
Current portion of long-term loans	11.2	4,963,207	8,311,277	349,213,319
Current portion of domestic bonds	11.3	9,888,902	—	—

TOTAL		15,826,651	14,579,553	612,586,261

Long-term
Loans from banks	11.2	26,412,665	27,652,234	1,161,858,571
Domestic bonds	11.3	4,930,484	13,972,726	587,089,328

TOTAL		31,343,149	41,624,960	1,748,947,899

As of December 31, 2022, the remaining balance of undrawn lines of credit for short-term financing was VND2,406.7 billion (USD101.1 million). Interest rate and maturity date would be determined at disbursement date of the loans.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of December 31, 2022 were as follows:

Bank	As of December 31, 2022		Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint Stock Commercial Bank	1,916,352	80,518,992	From January 2023 to June 2023	Sharing collateral with a group of companies guaranteed the ultimate parent company

Vietnam Technological and Commercial Joint Stock Bank	1,545,277	64,927,605	From January to August 2023	Payment Guarantee from the ultimate parent company

Saigon – Hanoi Commercial Joint Stock Bank	798,055	33,531,723	From November 2023 to December 2023	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company

Joint stock Commercial Bank for Investment and Development of Viet Nam – Ha Thanh Branch	818,953	34,409,790	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

Joint stock Commercial Bank for Investment and Development of Viet Nam – Quang Trung Branch	873,244	36,690,924	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

Joint Stock Commercial Bank for Foreign Trade of Vietnam	169,381	7,116,849	January 2023	Certain inventories of the Group

Ho Chi Minh City Development Joint Stock Commercial Bank	147,014	6,177,059	March 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

TOTAL	6,268,276	263,372,941

Details of interest rate during the year of short-term borrowings as of December 31, 2022 are as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Short-term Loans	VND	From 4.8% to 13.9%
UPAS Letter of Credit	EUR	3.1%

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks

Details of long-term borrowings as of December 31, 2022 were as follows:

Lenders	As of December 31, 2022		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	642,351,218	15,287,959	From March 2023 to September 2030	(i	)
In which: current portion	89,049,790	2,119,385
Foreign syndicated loan No.2	233,743,655	5,563,099	From May 2023 to November 2024	(i	)
In which: current portion	53,657,353	1,277,045
Foreign syndicated loan No.3	198,070,252	4,714,072	April 2023	(i	)
In which: current portion	198,070,252	4,714,072
Foreign syndicated loan No.4	96,243,950	2,290,606	From December 2023 to December 2026	(i	)
In which: current portion	7,427,521	176,775
Foreign syndicated loan No.5	122,380,000	2,912,644	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	215,852,227	5,137,283	From November 2025 to November 2026	(i	)
Domestic loan	2,430,588	57,848	From March 2023 to December 2024	(i	)
In which: current portion	1,008,403	24,000

TOTAL	1,511,071,891	35,963,511

In which:
Non-current portion	1,161,858,571	27,652,234
Current portion	349,213,319	8,311,277

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks (continued)

Details of long-term borrowings as of December 31, 2021 were as follows:

Lenders	As of December 31, 2021		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	688,063,025	16,375,900	From March 2022 to September 2030	(i	)
In which: current portion	86,360,462	2,055,379
Foreign syndicated loan No.2	267,915,756	6,376,395	From May 2022 to November 2024	(i	)
In which: current portion	44,530,588	1,059,828
Foreign syndicated loan No.3	266,897,395	6,352,158	From April 2022 to April 2023	(i	)
In which: current portion	76,806,723	1,828,000
Foreign syndicated loan No.4	92,166,849	2,193,571	From December 2023 to December 2026	(i	)
Domestic loan	3,270,924	77,848	From March 2022 to December 2024	(i	)
In which: current portion	840,336	20,000

TOTAL	1,318,313,950	31,375,872

In which:
Non-current portion	1,109,775,840	26,412,665
Current portion	208,538,109	4,963,207

(i)	As of December 31, 2022 and 2021, these long-term loans were secured by:

•

Property, plant and equipment (Note 9), the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

•	Certain shares of an affiliate held by another affiliate in the Group, certain shares of another subsidiary held by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company and a commercial bank.

As of December 31, 2022, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements with outstanding balance amounting to VND2,290,606 million (USD96,243,950).

The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the consolidated financial statements, the Group has completed administrative procedures with the relevant regulatory body to register the additional collaterals. Accordingly, VND2,113,831 million (USD88,816,429) under this borrowing agreement continued to be classified as non-current liabilities as of December 31, 2022.

A borrowing agreement with outstanding balance of VND4,714,072 million (USD198,070,252), which matures in April 2023 thus classified as a current liability, is subject to collateral cover ratio covenant test

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks (continued)

falling due by the end of April 2023. The Group is in the process of calculating the collateral cover ratio and anticipates that it might be less than the required ratio specified in the borrowing agreement. However, there will be no adverse impact on the Group’s financial position as the Group has the ability and intent to settle this obligation at its maturity date.

Details of interest rate during the year of borrowings as of December 31, 2022 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Secured loans	VND	Floating interest rate, determined by the bank every six months, 10% per annum for the whole year
Secured loans without swap contract	USD	Floating interest rate, from 0.91% to 8.07% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 19A)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

11.3	Domestic bonds

The balance as of 31 December 2022 includes bonds arranged by a third counterparty:

•

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,386 billion (USD478.4 million) (net of issuance costs) as of December 31, 2022. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company.

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,976 billion (USD83.0 million) (net of issuance costs) as at December 31, 2022. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD26.1 million). The remaining principal balance of the bonds as of December 31, 2022 is VND611 billion (USD25.7 million) (net of

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.3	Domestic bonds (continued)

issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

12.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

This represents deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts, which included VND600 billion (USD25.2 million) of refundable deposit liabilities and VND973 billion (USD40.9 million) non-refundable down-payment of contract liabilities. Revenue recognized in 2022 from these contract liabilities at the beginning of the year amounted to approximately VND1,009 billion (USD42.4 million) (in 2021: VND1,069 billion).

13.	DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services consisted of the following:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Beginning balance of the period	9,087	43,283	1,818,613
Additions	122,035	615,265	25,851,471
Revenue recognized	(87,839)	(51,705)	(2,172,479)

Ending balance of the period	43,283	606,843	25,497,605

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2021, revenue recognized during the year ended December 31, 2022 was VND21 billion (USD0.9 million). Of the total deferred revenue as of December 31, 2022, the Group expects to recognize VND107 billion (USD4.5 million) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

14.	SHORT-TERM ACCRUALS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Financial liabilities:
Accruals for purchase of raw material, machines and equipment, information technology system and development costs	2,871,354	7,885,194	331,310,672
Accrued construction costs of factories and infrastructures	548,739	1,561,480	65,608,403
Accrued selling expenses	148,142	827,978	34,788,992
Accrued loan and bonds interests	273,875	500,259	21,019,286
Others	276,958	281,755	11,838,445

TOTAL	4,119,068	11,056,666	464,565,798

15.	OTHER LIABILITIES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Current non-financial liabilities:
Provision for contract penalty, compensations and purchase commitment	4,115,956	1,321,147	55,510,378
Tax payable	626,370	1,756,860	73,817,647
Assurance-type warranties	164,180	254,792	10,705,546
Payables to employees	313,099	631,064	26,515,294
Others	94,358	214,115	8,996,429

TOTAL	5,313,963	4,177,978	175,545,294

Non-current non-financial liabilities:
Assurance-type warranties	171,290	606,429	25,480,210

TOTAL	171,290	606,429	25,480,210

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

15.	OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for contract penalty and compensation for the ICE phasing-out	Provision related to purchase commitment	Provision related to cessation of certain Escooter models	Provision for cancellation of lease contract	Assurance-type warranties (i)	TOTAL
At January 1, 2021:	—	1,444,833	—	—	428,046	1,872,879
Provision made during the year	4,340,322	65,981	—	—	178,377	4,584,680
Change in accounting estimate for pre-existing warranties	—	—	—	—	(211,399)	(211,399)
Reversal of provision	—	(245,101)	—	—	—	(245,101)
Offsetting against advances	(402,777)	—	—	—	—	(402,777)
Utilized	—	(1,087,302)	—	—	(59,554)	(1,146,856)

At December 31, 2021	3,937,545	178,411	—	—	335,470	4,451,426

At January 1, 2022:
Provision made during the year	—	—	142,264	130,515	740,710	1,013,489
Change in accounting estimate for pre-existing provisions	(157,349)	(7,728)	—	—	(25,024)	(190,101)
Utilized	(2,727,358)	(170,683)	(4,470)	—	(189,935)	(3,092,446)

At December 31, 2022	1,052,838	—	137,794	130,515	861,221	2,182,368

USD	44,236,891	—	5,789,664	5,483,824	36,185,756	91,696,134

(i) The estimated impact of extension warranty period for cars sold before December 31, 2021 as disclosed in the consolidated statements of shareholders’ equity is VND357 billion (USD15 million) and was recorded in selling and distribution costs for the year ended December 31, 2022.

Provision for compensation due to ICE phase out event

The Group estimated and made provision amounting to VND4,340,322 million in the year ended December 31, 2021 for compensation expenses deriving from early termination of contracts with suppliers as a result of the Group’s ICE phasing-out plan (Note 1). As of December 31, 2022, VinFast Vietnam is in the process of negotiating with certain suppliers to finalize the compensation expenses (Note 24).

Provision related to purchase commitment

A provision is recognized for expected claims on purchase commitment from suppliers in relation to the purchase of parts, based on respective agreements and negotiation between the counterparties. The pricing is based on estimated purchased volumes. In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from VinFast Vietnam. Amounts charged by those parties would be negotiated separately for each period.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating and finance lease agreements for lands, showrooms, offices and tooling used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The balances for the operating leases and finance lease where the Group is the lessee are presented as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease
Right-of-use assets – Operating lease	2,235,169	4,558,983	191,553,908
Total operating lease liabilities	1,673,647	4,025,234	169,127,479
In which:
Current portion of operating lease liabilities	375,293	768,883	32,306,008
Non-current operating lease liabilities	1,298,354	3,256,351	136,821,471
In which:
Lease liabilities from related parties (*)	663,812	689,846	28,985,126
Lease liabilities from third parties	1,009,835	3,335,388	140,142,353

Finance lease
Right-of-use assets – Finance lease	96,582	—	—

(*) Detail of balance of lease liabilities from related parties are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Vinhomes JSC	49,965	41,517	1,744,412
Vincom Retail JSC	234,462	237,939	9,997,437
Vincom Retail Operation LLC	379,385	410,390	17,243,277

TOTAL	663,812	689,846	28,985,126

The components of lease expense are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease expense	336,644	757,710	31,836,555
Finance lease expense	12,421	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
Weighted-average remaining lease term: (months)	2021	2022
Operating lease – Land lease	555	545
Operating lease – Showrooms and offices	51	53
Finance lease – Tooling	89	—

Weighted-average discount rate:
Operating leases	8.88%	9.2%

Supplemental cash flow information related to operating leases where the Group is the lessee was as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	289,642	638,235	26,816,597

As of December 31, 2022 and 2021, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Less than 1 year	395,413	811,630	34,102,101
From 1 to 2 years	388,990	905,685	38,053,992
From 2 to 3 years	387,991	904,013	37,983,739
From 3 to 4 years	366,273	822,308	34,550,756
From 4 to 5 years	275,803	647,396	27,201,513
Thereafter	740,294	2,086,969	87,687,773

TOTAL	2,554,764	6,178,001	259,579,874

Less: Imputed interest	881,117	2,152,767	90,452,395
Present value of lease obligations	1,673,647	4,025,234	169,127,479
Less: Current portion	375,293	768,883	32,306,008

Non-current portion of lease obligations	1,298,354	3,256,351	136,821,471

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessor

Operating Lease and Sales-type Lease Receivables

As of December 31, 2021, the Group, as a lessor, leased a part of factory under a finance lease agreement that lasts for 48 years. Subsequently, as disclosed in Note 21, the Group transferred the factory, which belongs to non-leased back component, to Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”) in February 2022 under the Business Cooperation Contract (“BCC”) agreement, as of result of this transfer, the Group derecognized the sales-type lease receivables from the consolidated financial statements.

The Group is also the lessor of batteries of EV and E-scooter (Note 2(p)).

As of December 31, 2022 and 2021, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Sale-type lease			Operating lease
	As of December 31,			As of December 31,
	2021	2022	2022	2021	2022	2022
	VND million	VND million	USD	VND million	VND million	USD
Less than 1 year	19,746	18,677	784,748	65,283	92,632	3,892,101
From 1 to 2 years	19,746	18,677	784,748	57,747	92,632	3,892,101
From 2 to 3 years	19,746	18,677	784,748	57,747	92,632	3,892,101
From 3 to 4 years	19,746	18,677	784,748	48,893	92,632	3,892,101
From 4 to 5 years	19,746	18,677	784,748	31,040	92,632	3,892,101
Thereafter	796,135	56,031	2,354,244	68,595	367,748	15,451,597

TOTAL	894,865	149,416	6,277,983	329,305	830,908	34,912,101

Net investment in sales-type leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheet as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Gross lease receivables	944,227	149,417	6,278,025
Received cash	(49,364)	(2,649)	(111,303)
Unearned interest income	(712,390)	(59,258)	(2,489,832)

Net investment in sales-type leases	182,473	87,510	3,676,891

Reported as:
Current net investment in sales-type lease	169	5,448	228,908
Non-current net investment in sales-type lease	182,304	82,062	3,447,983

Net investment in sales-type leases	182,473	87,510	3,676,891

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessor (continued)

Lease income in operating lease

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Lease income relating to lease payments	11,466	26,387	1,108,697
Lease income relating to variable lease payments not included in the measurement of the lease receivable	7,770	14,065	590,966

17.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2022 and 2021 were:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Income taxes
Current income tax expense	58,701	—	—
Deferred income tax expense	150,536	946,738	39,778,908

Income tax expense reported in the consolidated statement of operations	209,237	946,738	39,778,908

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Loss before tax expense	(32,009,724)	(48,902,132)	(2,054,711,429)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(6,401,985)	(9,780,426)	(410,942,269)
Effect of preferential tax rates	3,086,200	4,397,659	184,775,588
Foreign tax rates differential	(128,853)	(232,379)	(9,763,824)
Non-deductible expenses	181,983	684,104	28,743,866
Change in valuation allowance	3,471,892	5,877,780	246,965,546

Estimated income tax expense	209,237	946,738	39,778,908

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2022.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income. For VinFast Vietnam, the entity was granted an incentive generated from investment project with the tax rate of 10% in the first consecutively 15 years commencing from the first year (2018) in which income from investment project is generated. VinFast Vietnam is entitled to an exemption from CIT for investment project for 4 years commencing from the first year (2021) in which a taxable income from investment project is earned, and a 50% reduction of CIT for the subsequent 9 years. Accordingly, for fiscal year 2022, VinFast Vietnam is entitled to a preferential tax rate of 10% and CIT exemption, leading to the effective tax rate of 0%.

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.2	Deferred tax

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	1,745,182	3,238,531	136,072,731
Differences in useful life of fixed assets	98,666	45,719	1,920,966
Written-off R&D expenses	118,549	877,778	36,881,429
Loss on revaluations of financial instruments to fair value and impact of amortized cost	390,745	—	—
Exceeding-deductible-cap interest expense carried forward	430,351	728,237	30,598,193
Deferred tax assets from lease back transaction	—	2,806,243	117,909,370
Lease liabilities	384,044	904,451	38,002,143
U.S start-up costs	—	704,720	29,610,084
Others	56,817	443,249	18,623,908

Total deferred tax assets	3,224,354	9,748,928	409,618,824
Less valuation allowance	(2,840,310)	(7,570,934)	(318,106,471)

Total deferred tax assets, net amount	384,044	2,177,994	91,512,353

Deferred tax liabilities
Deferred tax liabilities from lease back transaction	—	(2,115,120)	(88,870,588)
Right-of-use assets	(384,044)	(904,451)	(38,002,143)
Battery leased assets	—	(93,110)	(3,912,185)
The tax effect of asset acquisitions that are not business combinations	(1,243)	(7,372)	(309,748)
Gain on revaluations of financial instruments to fair value and impact of amortized cost	—	(5,922)	(248,824)

Total deferred tax liabilities	(385,287)	(3,125,975)	(131,343,487)

Net deferred tax liabilities	(1,243)	(947,981)	(39,831,134)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	50,219	—	—
Deferred tax liabilities	(51,462)	(947,981)	(39,831,134)

Deferred tax liabilities, net	(1,243)	(947,981)	(39,831,134)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Balance at beginning of the year	1,721,902	2,840,310	119,340,756
Additions	1,118,408	4,730,624	198,765,714

Balance at end of the year	2,840,310	7,570,934	318,106,471

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. As of December 31, 2022, the Group had accumulated tax losses of VND58,738 billion (USD2,468.0 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit

Originating year	Can be utilized up to	Tax loss amount VND million
2018	2023	38,141
2019	2024	3,159,750
2020	2025	10,146,449
2021	2026	16,833,932
2022	2027	26,597,720

TOTAL		56,775,992

As of December 31, 2022, the Group has tax losses arising in subsidiaries other than Vietnam of VND1,962 billion (USD 82.4 million) that will be carried for deduction against future taxable profit depending on the local tax regulations.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets (continued)

Tax loss carried forward (continued)

Uncertain tax position

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2022 and 2021.

Income tax returns are filed in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. We have open tax years from 2020 to 2022 with various significant tax jurisdictions. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

18.1	Other operating income/expenses

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Other operating income
Foreign exchange gains	450,380	33,774	1,419,076
Others	238,198	159,318	6,694,034

Total	688,578	193,092	8,113,109

Other operating expenses
Foreign exchange losses	1,611	861,935	36,215,756
Penalties	112,704	—	—
Loss from disposal of long-lived assets	113,395	—	—
Others	48,396	47,536	1,997,311

Total	276,106	909,471	38,213,067

Net other operating income/(expenses)	412,472	(716,379)	(30,099,958)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

18.2	Finance income

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Interest income on loan receivables	415,230	81,836	3,438,487
Interest income on sales-type lease	25,054	1,749	73,487
Others	5,855	4,475	188,025

Total	446,139	88,060	3,700,000

18.3	Finance costs

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Contractual coupons on loans and borrowings	3,442,117	5,883,067	247,187,689
Change in amortized costs of financial instruments measured at amortized cost	1,156,118	1,999,914	84,030,000
Others	—	76,859	3,229,370

Total	4,598,235	7,959,840	334,447,059

18.4	Investment gain

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Fair value gain from equity instruments measured at fair value through profit or loss	879,792	—	—
Gain from disposal of investments	47,092	—	—
Others	29,704	—	—

Total	956,588	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

18.5	Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022 and 2021. Details are as below:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Net loss attributable to controlling interests	(32,183,727)	(49,783,795)	(2,091,756,092)

Net loss attributable to controlling interests adjusted for the effect of dilution	(32,183,727)	(49,783,795)	(2,091,756,092)

			Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	1,578,726,324	2,299,008,659	2,299,008,659

Weighted average number of ordinary shares adjusted for the effect of dilution	1,578,726,324	2,299,008,659	2,299,008,659

	For the year ended December 31,
	2021	2022	2022
	VND	VND	USD
Basic loss per share	(20,386)	(21,654)	(0.91)
Diluted loss per share	(20,386)	(21,654)	(0.91)

In January 2022, the Company effected a 100-for-one split of ordinary shares.

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2021
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross currency interest rate swaps contract (i)	—	—	5,291	5,291

At December 31, 2021	—	—	5,291	5,291

Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	—	—	2,003,184	2,003,184
In which:
Non-current portion	—	—	891,711	891,711
Current portion	—	—	1,111,473	1,111,473

At December 31, 2021	—	—	2,003,184	2,003,184

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2021.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050	51,640,756
In which:
Non-current portion	—	—	696,332	696,332	29,257,647
Current portion	—	—	532,718	532,718	22,383,109

At December 31, 2022	—	—	1,229,050	1,229,050	51,640,756

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (Note 20 (ii))	—	—	15,180,723	15,180,723	637,845,504

At December 31, 2022	—	—	15,180,723	15,180,723	637,845,504

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of January 1, 2021	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2021
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative assets — cross-currency interest rate swaps contracts (i)	309,524	(304,233)	5,291
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contracts (i)	1,643,510	359,674	2,003,184
In which:
Non-current portion	803,691	88,020	891,711
Current portion	839,819	271,654	1,111,473

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2022	Initial recognition during the year	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2022	As of December 31, 2022
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	5,291	—	1,223,759	1,229,050	51,640,756
In which:
Non-current portion	5,291	—	691,041	696,332	29,257,647
Current portion	—	—	532,718	532,718	22,383,109
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 20 (ii))	—	13,995,359	1,185,364	15,180,723	637,845,504
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	—	(2,003,184)	—	—
In which:
Non-current portion	891,711	13,995,359	293,653	15,180,723	637,845,504
Current portion	1,111,473	—	(1,111,473)	—	—

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 11.2.

As of December 31, 2022, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND1,229 billion (USD51.6 million) (2021: VND1,998 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2022 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

B	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2021	Interpolated LIBOR for subsequent years	0.18-1.19
		December 31, 2022	Interpolated LIBOR for subsequent years	4.41-4.96
CCIRS contract of the loan No.2	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.11-1.13
		December 31, 2022	Interpolated LIBOR for subsequent years	4.54-4.97
CCIRS contract of the loan No.3	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.03-0.68
		December 31, 2022	Interpolated LIBOR for subsequent years	4.86-4.89
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85%-88%

(i)

The fair value of ordinary shares is estimated based on the DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. A $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND155.2 billion/VND90.1 billion (USD6.5 million/USD3.8 million), respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

B	Valuation processes (continued)

Valuation methods and assumptions (continued)

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND146.2 billion/VND148.4 billion (USD6.2 million/USD6.3 million), respectively.

20.	DIVIDEND PREFERENCE SHARES

(i)

In March 2022, the General Shareholders of VinFast Vietnam approved the issuance of 600,000,000 dividend preference shares (“DPS1”) to Vingroup JSC, at par value of VND10,000 per share. In December 2022, the General Shareholders of VinFast Vietnam approved the amendment to the rights of the shareholder of these DPS1. These preference shares are non-voting, non-redeemable and entitled to 0.01% of the issuance value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have an optional conversion option to convert the DPS1 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB have right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange.

Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

20.	DIVIDEND PREFERENCE SHARES (continued)

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion (USD493.5 million) and VND2,249.64 billion (USD94.5 million) to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2.

In July 2022, the Company entered into a put option agreement with Vingroup JSC, which was amended in December 2022, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the consolidated statements of the Group.

As of December 31, 2022, the fair value of the Financial liabilities in respect of DPS2 was VND15,181 billion (USD 637.9 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(iii)

In December 2022, the General Shareholders of VinFast Vietnam approved the issuance of 2,578,216,022 Dividend preference shares (“DPS3”) to Vingroup JSC at par value of VND10,000 per share. Vingroup used the P-Notes as consideration to subscribe for DPS3 (Note 1(a)). These preference shares are non-voting, non-redeemable and entitled to dividend of 0.01% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS3 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

In December 2022, the General Shareholders of VinFast Vietnam also approved the issuance of 4,573,371,392 Dividend preference shares (“DPS4”) to Vingroup at par value of VND10,000 per share. Vingroup used its loans to VinFast Vietnam as consideration to subscribe for DPS4. These preference shares are non-voting, non-redeemable and entitled to dividend of 9% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The amount of dividend can be adjusted upon agreement between Vingroup and VinFast Vietnam. The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS4 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2022 and 2021 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES JSC	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation LLC	Entity under common control
VIN3S JSC	Entity under common control
VHIZ JSC	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC	Entity under common control
VinFast Lithium Battery Pack LLC	Joint venture (until December 3, 2021) Associate of Parent Company
SADO JSC	Entity under common control
Times Trading Investment and Development One Member LLC	Entity under common control
Vinbiocare Biotechnology JSC	Entity under common control
Thai Son Construction Investment JSC	Entity under common control

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows:

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	31,938,007	51,879,878	2,179,826,807
	Borrowings (converted from the Group’s consideration payable to Vingroup JSC for acquisition of Vingroup Investment)	4,693,380	—	—
	Borrowings (converted from interest payable)	—	2,625,845	110,329,622
	Interest expense	1,229,683	2,349,133	98,703,067
	Capital contribution by offsetting against borrowings (Note 20(iii))	4,121,775	45,733,714	1,921,584,622
	Capital contribution receipt in cash (Note 20(i))	2,515,000	6,000,000	252,100,840
	Capital contribution by offsetting against P-notes (Note 20(iii))	—	25,782,160	1,083,284,034
	Capital contribution receipt in cash	—	163,392	6,865,210
	Issuance of DPS2 (Note 20(ii))	—	13,995,359	588,040,294
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160	—	—
Vingroup JSC	Advance to acquire shares of VinFast Vietnam	235,000	—	—
	Cash received from selling car vouchers	—	700,150	29,418,067
Asian Star	Borrowings	—	94,920	3,988,235
	Capital contribution receipt in cash	—	47,569	1,998,697

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD
VIG	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340	—	—
	Consideration receivable from disposal of ICE assets which was used to offset against P-notes	—	24,208,340	1,017,157,143
	Consideration receivable from disposal of ICE assets which was used to offset against debts related to lease back ICE assets	—	1,148,215	48,244,328
	Cash received for disposal of ICE assets (inclusive of VAT receivable)	—	2,000,000	84,033,613
	Capital contribution receipt in cash	5,870,619	106,168	4,460,840
	Advance to acquire shares of VinFast Vietnam	226,917	—	—
Pham Nhat Vuong	Capital contribution in cash	247,963	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	350,000	14,705,882
Vinhomes JSC	Cash received from selling car and e-scooter vouchers	3,967,140	5,345,953	224,619,874
	Borrowings	4,270,000	—	—
	Reduction of borrowings through offsetting debt	1,921,337	—	—
Vinpearl JSC	Loan receivables	4,353,000	—	—
	Borrowing	—	500,000	21,008,403
	Interest receivable	244,557	72,353	3,040,042
	Purchase of hospitality vouchers	165,303	56,095	2,356,933
	Advance to buy voucher	—	150,000	6,302,521
	Hotel service expenses	121,122	99,794	4,193,025

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD
VinES JSC	Sale of battery parts and finished batteries	—	1,355,548	56,955,798
	Transfer of battery production facilities	—	5,061,503	212,668,193
	Purchase of finished battery packs, tools and service	—	5,413,397	227,453,655
	Payment on behalf related to batteries purchase	—	7,448,574	312,965,294
Vinsmart Research and Manufacture JSC	Loan receivable	1,227,000	—	—
	Transfer of investments	634,406	—	—
	Purchase of smartphones	930,065	—	—
	Purchase of fixed assets, tools, materials and goods	595,827	3,178,988	133,570,924
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	336,000	56,000	2,352,941
	Interest expense	—	1,202,202	50,512,689
Vincom Retail JSC	Borrowings	295,000	3,250,000	136,554,622
Vincom Retail Operation LLC	Rental showrooms and charging stations	76,666	110,077	4,625,084
	Borrowings	—	4,570,000	192,016,807
SADO JSC	Loan receivables	107,200	—	—
Times Trading Investment and Development One Member LLC	Loan receivables	108,000	—	—
Vinbiocare Biotechnology JSC	Borrowing	137,500	—	—
VIN3S JSC	Purchase of information technology services and software	148,586	350,577	14,730,126
Thai Son Construction Investment JSC	Borrowing	1,900,000	—	—
VinFast Lithium Battery Pack LLC (Joint venture until December 3, 2021)	Purchase of assets, materials and tools	189,407	319	13,403
Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	480,102	847,128	35,593,613

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Transactions with VHIZ JSC related to Asset Transfer

According to the Business Cooperation Contract (“BCC”) and related appendices signed between VinFast Vietnam and VHIZ JSC, VHIZ JSC contributed an amount of VND17,005 billion to VinFast Vietnam for the transfer of assets of certain component projects (mainly land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 to February 2022 is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month while awaiting completion of legal procedures for project handover. In February 2022, VinFast Vietnam completed the transfer of the component projects to VHIZ JSC with total consideration of VND16,036 billion (USD679.2 million). At the same time, VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of VinFast Vietnam. The non-leaseback portion of transferred assets was transferred to VHIZ JSC.

While waiting for the legal title of VHIZ JSC to be registered in the land certificate, VinFast Vietnam and VHIZ JSC signed a short-term business cooperation contract (“BCC 2022”) to continue using the Leased-back assets for production and operation until the legal title of the Transferred portion of the project is registered under VHIZ JSC in the land certificate. The legal title registration procedures were completed in October 2022. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

Transactions with VIG JSC related to ICE assets disposal

As disclosed in Note 1, in 2022, VinFast Vietnam disposed ICE Assets amounting to VND12,817.7 billion (USD538.6 million) to VIG at total contractual consideration amount of VND28,999 billion (USD1,218.4 million), including VAT. After the ICE Assets were legally transferred in June 2022, a portion of these assets was leased back until early November 2022, at which point ICE vehicle production was ceased, resulting to the disposal of ICE Assets being completed by that time, at net gain of VND13,604.2 billion (USD571.6 million). During 2022, VIG settled (i) VND2,000 billion (USD84.0 million) in cash, (ii) VND24,208.3 billion (USD 1,017.2 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam in 2022 and (iii) VND1,148.2 billion (USD48.2 million) through offsetting against outstanding fixed rental fee receivables for the leased-back period due from VinFast Vietnam. For the purpose of presentation, the net gain of VND13,604.2 billion (USD571.6 million) is presented net of the outstanding receivable due from VIG of VND1,642.5 billion (USD69.0 million). As a result, the net impact of VND11,961.7 billion (USD502.6 million) is recognized in the consolidated statements of shareholders’ equity as a deemed contribution arising from the disposal of the ICE assets.

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2022 and 2021, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years parties which are subject to interest rate of 7.5% or 10% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended December 31, 2022 and 2021, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Amounts due to and from related parties as of December 31, 2022 and 2021:

	As of December 31
	2021	2022	2022
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,997,181	1,978,097	83,113,319
Short-term loans (Note 21a)	1,563,299	545,400	22,915,966
Short-term advance to and receivables (Note 21b)	433,882	1,432,697	60,197,353
Long-term loans to and receivables	45,950	44,533	1,871,134
Long-term loans (Note 21a)	16,750	—	—
Long-term receivables	29,200	44,533	1,871,134

Total	2,043,131	2,022,630	84,984,454

Amounts due to related parties
Short-term payables to and borrowings from related parties	56,035,252	17,325,317	727,954,496
Short-term payables (Note 21b)	55,740,252	16,605,397	697,705,756
Short-term borrowings (Note 21a)	295,000	719,920	30,248,739
Long-term payables to related parties	41,142,764	21,918,710	920,954,202
Long-term payables (Note 21b)	14,531,172	14,371,365	603,838,866
Long-term borrowings (Note 21a)	26,611,592	7,547,345	317,115,336

Total	97,178,016	39,244,027	1,648,908,697

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

a)	Detail of loans to and borrowings from related parties:

•	As of December 31, 2022:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to a related party
Vinpearl JSC	545,400	9%	September 2023

Total	545,400

Short-term borrowings from related parties
Vingroup JSC	325,000	9%	From August 2023 to October 2023
Vinpearl JSC	300,000	9%	August 2023
Asian Star	94,920	7.5%	June 2023

Total	719,920

Long-term borrowings from a related party
.	7,547,345	9%	February 2024 and December 2026

Total	7,547,345

•	As of December 31, 2021:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Vinpearl JSC	1,500,400	9%	From June 2022 to July 2022
Vinsmart Research and Manufacture JSC	62,899	9%	September 2022

Total	1,563,299

Short-term borrowings from a related party
Vincom Retail JSC	295,000	10%	October 2022

Total	295,000

Long-term borrowings from related parties
Vingroup JSC	24,262,930	9%	From February 2023 to September 2023
Vinhomes JSC (*)	2,348,662	9%	February 2023

Total	26,611,592

(*)	The collateral for the borrowing from Vinhomes JSC is a portion of equity interest in an affiliate, held by Vingroup JSC and entire rights and benefits associated with the equity interest.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties:

•	As of December 31, 2022:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
VinES JSC	Receivable from disposal of assets	1,000,000
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	46,270
Vinpearl JSC	Interest receivables	133,626
	Advance for purchase of vouchers	91,944
	Other receivables	24,634
Vingroup JSC	Receivable from providing services and disposal of assets	45,676
VHIZ JSC	Payment on behalf and others	38,413
Others	Other advance and short-term receivables	52,134

Total		1,432,697

Short-term payables to related parties
VHIZ JSC	Payable relating to leaseback transaction and others	919,493
Vingroup JSC	Car vouchers which have not been redeemed	699,390
	Interest payables and others	113,883
Vinsmart Research and Manufacture JSC	Payable for purchasing of raw materials and assets	2,038,084
Vinhomes JSC	Car vouchers which have not been redeemed	3,520,132
	Other payables	84,801
VinES JSC	Payable relating to purchase of goods and services	8,816,483
Vin3S JSC	Payable relating to purchase of assets and services	104,792
Others	Other payables	308,339

Total		16,605,397

Long-term payables to related parties
VHIZ JSC	Payables relating to leaseback transaction and others	14,274,362
Vingroup JSC	Interest payables	97,003

Total		14,371,365

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties (continued):

•	As of December 31, 2021:

Related parties	Transactions	VND million

Short-term advance to and receivables from related parties
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	45,061
Vinsmart Research and Manufacture JSC	Interest receivables	95,989
Vinpearl JSC	Interest receivables	264,660
Others	Other advance and short-term receivables	28,172

Total		433,882

Short-term payables to related parties
VHIZ JSC	Obligation and deposit relating to business investment and cooperation contract	3,449,253
	Interest accrued expenses	24,861
Vingroup JSC	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160
Vinsmart Research and Manufacture JSC	Payable for purchasing of goods and services	534,867
Vinhomes JSC	Car vouchers which have not been redeemed	1,502,503
VIG	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340
Others	Other payables	238,268

Total		55,740,252

Long-term payables to related parties
VHIZ JSC	Deposit under business investment and cooperation contract	13,593,227
Vinhomes JSC	Interest payables	2,791
Vingroup JSC	Interest payables	935,154

Total		14,531,172

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

22.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Automobiles segment, as held for sale as of December 31, 2022 due to its plan to dispose of these assets.

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Carrying value of assets held for sale
Certain assets relating to the BCC (i)	1,720,604	—	—
Battery production facilities (ii)	723,354	—	—
Assets of Lang Lang Proving Ground (iii)	415,253	360,893	15,163,571

Total	2,859,211	360,893	15,163,571

(i)

Under the BCC transaction as disclosed in Note 21, VinFast Vietnam had plan to dispose of a portion of its projects to VHIZ JSC. The disposal was subsequently completed in February 2022 and thus the non-lease back assets were derecognized from the consolidated financial statements of the Group.

(ii)

According to the framework contract between VinFast Vietnam and VinES JSC, VinFast Vietnam shall transfer to VinES all battery production facilities, including those in battery cell workshop and battery packing workshop. During the year ended December 31, 2022, the battery production facilities were transferred and the Group recognized a loss of VND39 billion (USD1.6 million) in cost of sales, which was resulted from change in fair value of these assets.

(iii)

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of December 31, 2022, the Group has identified a potential customer and is in the process of negotiation to finalize a sale agreement. The transaction is expected to be completed in 2023, therefore, the criteria of assets held-for-sale are satisfied as of December 31, 2022. For the year ended December 31, 2022, the Group recognized a decrease of VND14 billion (USD0.6 million) in Other comprehensive loss in equity due to change in foreign exchange rate, and a loss of VND40 billion (USD1.7 million) in administrative expenses due to change in fair value of fixed assets of Lang Lang Proving Ground.

23.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from trading smartphones and leasing activities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

Information about segments presented were as follows:

For the year ended December 31, 2022:

		Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	11,118,227	1,385,479	2,213,317	248,568	—	14,965,591
Cost of sales	(22,615,533)	(2,195,969)	(1,962,906)	(458,088)	—	(27,232,496)
Gross loss	(11,497,306)	(810,490)	250,411	(209,520)	—	(12,266,905)
Operating expenses	(24,574,527)	(688,540)	—	(1,053,647)	(3,672,745)	(29,989,459)
Operating loss	(36,071,833)	(1,499,030)	250,411	(1,263,167)	(3,672,745)	(42,256,364)

For the year ended December 31, 2021:

		Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	13,593,482	678,936	634,793	1,120,971	—	16,028,182
Cost of sales	(22,720,417)	(1,040,905)	(453,213)	(1,069,423)	—	(25,283,958)
Gross profit/(loss)	(9,126,935)	(361,969)	181,580	51,548	—	(9,255,776)
Operating expenses	(15,525,771)	(499,865)	—	—	(1,785,989)	(17,811,625)
Operating profit/(loss)	(24,652,706)	(861,834)	181,580	51,548	(1,785,989)	(27,067,401)

For the year ended December 31, 2022 (convenience translation):

	Currency: USD
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	467,152,395	58,213,403	92,996,513	10,444,034	—	628,806,345
Cost of sales	(950,232,479)	(92,267,605)	(82,475,042)	(19,247,395)	—	(1,144,222,521)
Gross loss	(483,080,084)	(34,054,202)	10,521,471	(8,803,361)	—	(515,416,176)
Operating expenses	(1,032,543,151)	(28,930,252)	—	(44,270,882)	(154,317,017)	(1,260,061,303)
Operating loss	(1,515,623,235)	(62,984,454)	10,521,471	(53,074,244)	(154,317,017)	(1,775,477,479)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker as part of segment performance.

The following table presents revenues by geographic area based on the sales location of the products:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Vietnam	14,996,611	14,965,591	628,806,345
United States	1,031,571	—	—

Total	16,028,182	14,965,591	628,806,345

The following table presents revenues earned from external customers for each group of similar products and services:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Sales of ICE vehicles	13,107,978	6,688,467	281,028,025
Sales of e-cars	5,402	3,582,632	150,530,756
Sales of e-buses	480,102	847,128	35,593,613
Sales of e-scooters	678,936	1,385,479	58,213,403
Sale of spare parts	538,216	2,072,628	87,085,210
Sale of smartphones	1,031,571	—	—
Rendering of aftermarket services	96,577	140,689	5,911,303
Revenue from leasing activities	89,400	248,568	10,444,034

Total revenue	16,028,182	14,965,591	628,806,345

24.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2022 was VND18,498.9 billion (USD777.3 million) (December 31, 2021: VND14,588 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from Vinfast Vietnam.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

24.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND387 billion (USD16.3 million) in excess of the amount accrued.

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND288.1 billion (USD12.1 million) until the end of 2025.

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this consolidated financial statements.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user’s behaviours, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain estimates and assumptions require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s estimates in future periods.

25.	SUBSEQUENT EVENTS

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.